As filed with the Securities and Exchange Commission on January 28, 2005
Registration No. 333-120727

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO
Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Teekay LNG Partners L.P.

(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands	4400	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

TK House, Bayside Executive Park

West Bay Street and Blake Road
P.O. Box AP-59213
Nassau, Commonwealth of the Bahamas
(242) 502-8820
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Watson, Farley & Williams

Attention: Leo Chang
100 Park Avenue, 31st Floor
New York, New York 10017
(212) 922-2200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alan P. Baden Vinson & Elkins L.L.P. 666 Fifth Avenue New York, New York 10103 (212) 237-0000	David Matheson Chris Hall Perkins Coie LLP 1120 N.W. Couch Street, 10th Floor Portland, Oregon 97209 (503) 727-2000	Joshua Davidson Baker Botts L.L.P. 910 Louisiana Street Houston, TX 77002-4995 (713) 229-1234

         Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED JANUARY 28, 2005

PROSPECTUS

5,500,000 Common Units

Representing Limited Partner Interests

Teekay LNG Partners L.P.

$                                     per common unit

         We are selling 5,500,000 common units. We have granted the underwriters an option to purchase up to 825,000 additional common units to cover over-allotments, if any.

         We are a Marshall Islands limited partnership recently formed by Teekay Shipping Corporation as part of its strategy to expand its operations in the liquefied natural gas (or LNG) marine transportation sector. This is the initial public offering of our common units. We expect the initial public offering price to be between $         and $         per common unit. Holders of common units are entitled to receive distributions of available cash of $0.4125 per quarter, or $1.65 on an annualized basis, before any distributions are paid on our subordinated units. We will only make these distributions to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses. We intend to apply to list the common units on the New York Stock Exchange under the symbol “TGP.”

            Investing in our common units involves risk. Please read “Risk Factors” beginning on page 21.

         These risks include the following:

•	We may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution on our common units following the establishment of cash reserves and payment of fees and expenses.

•	We must make substantial capital expenditures to maintain and expand the operating capacity of our fleet, which will reduce our cash available for distribution.

•	Our substantial debt levels may limit our ability to obtain additional financing, pursue other business opportunities and pay distributions to you.

•	We derive a substantial majority of our revenues from three customers, and the loss of any customer, time charter or vessel could result in a significant loss of revenues and cash flow.

•	We depend on Teekay Shipping Corporation to assist us in operating our business, competing in our markets, and providing interim financing for three new LNG carriers.

•	Our growth depends on continued growth in demand for LNG and LNG shipping.

•	Teekay Shipping Corporation and its affiliates may engage in competition with us.

•	Our general partner and its affiliates have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to your detriment.

•	Even if unitholders are dissatisfied, they cannot remove our general partner without its consent.

•	You will experience immediate and substantial dilution of $5.45 per common unit.

•	You may be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

	Per Common Unit	Total

Public Offering Price	$	$
Underwriting Discount(1)	$	$
Proceeds to Teekay LNG Partners L.P. (before expenses)	$	$

(1)	Excludes structuring fees payable to Citigroup Global Markets Inc. of $ .

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         The underwriters expect to deliver the common units on or about                    , 2005.

Citigroup

UBS Investment Bank

A.G. Edwards Raymond James	Jefferies & Company, Inc.	Wachovia Securities Deutsche Bank Securities

TABLE OF CONTENTS

Summary	1
Teekay LNG Partners L.P.	1
Business Opportunities	2
Business Strategies	2
Competitive Strengths	3
Summary of Risk Factors	3
The Transactions	6
Management of Teekay LNG Partners L.P.	9
Principal Executive Offices and Internet Address; SEC Filing Requirements	9
Summary of Conflicts of Interest and Fiduciary Duties	9
The Offering	11
Summary Historical and Pro Forma Financial and Operating Data	15
Risk Factors	21
Risks Inherent in Our Business	21
We may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution on our common units following the establishment of cash reserves and payment of fees and expenses.	21
The assumptions underlying the forecast of cash available for distribution we include in “Cash Available for Distribution — Forecasted Available Cash From Operating Surplus” are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.	22
We must make substantial capital expenditures to maintain the operating capacity of our fleet, which will reduce our cash available for distribution. In addition, each quarter our general partner is required to deduct estimated maintenance capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance capital expenditures were deducted.	22
We will be required to make substantial capital expenditures to expand our fleet. We generally will be required to make significant installment payments for acquisitions of newbuilding vessels prior to their delivery and generation of revenue. Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our ability to make cash distributions may be diminished or our financial leverage could increase or our unitholders could be diluted.	23
Our substantial debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.	24
We derive a substantial majority of our revenues from three customers, and the loss of any customer, time charter or vessel could result in a significant loss of revenues and cash flow.	24
We depend on Teekay Shipping Corporation to assist us in operating our business, competing in our markets, and providing interim financing for three new LNG carriers.	25
Our growth depends on continued growth in demand for LNG and LNG shipping.	26
Growth of the LNG market may be limited by infrastructure constraints and community and environmental group resistance to new LNG infrastructure over concerns about the environment, safety and terrorism.	26
Our growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we will face substantial competition.	27
Delays in deliveries of newbuildings could harm our operating results and lead to the termination of related time charters.	28
We may have more difficulty entering into long-term, fixed-rate time charters if an active short-term or spot LNG shipping market develops.	28
Over time, vessel values may fluctuate substantially, and, if these values are lower at a time when we are attempting to dispose of a vessel, we may incur a loss.	29

i

We may be unable to make or realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results.	29
Terrorist attacks, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.	30
Our substantial operations outside the United States expose us to political, governmental and economic instability, which could harm our operations.	30
Marine transportation is inherently risky, and an incident involving significant loss of or environmental contamination by any of our vessels could harm our reputation and business.	30
Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.	31
The marine energy transportation industry is subject to substantial environmental and other regulations, which may significantly limit our operations or increase our expenses.	31
Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.	32
Our limited experience in LNG shipping could affect our ability to operate profitably and grow	33
We have no history operating as a separate publicly traded entity and will incur increased costs as a result of being a publicly traded limited partnership	33
Many of our seafaring employees are covered by collective bargaining agreements and the failure to renew those agreements or any future labor agreements may disrupt our operations and adversely affect our cash flows.	33
Due to our lack of diversification, adverse developments in our LNG or oil marine transportation business could reduce our ability to make distributions to our unitholders.	33
Risks Inherent in an Investment in Us	34
Teekay Shipping Corporation and its affiliates may engage in competition with us.	34
Our general partner and its other affiliates have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to your detriment.	34
Our partnership agreement limits our general partner’s fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner.	35
Fees and cost reimbursements, which our general partner will determine, for services provided to us and certain of our subsidiaries will be substantial and will reduce our cash available for distribution to you.	36
Even if unitholders are dissatisfied, they cannot remove our general partner without its consent.	36
The control of our general partner may be transferred to a third party without unitholder consent.	37
You will experience immediate and substantial dilution of $5.45 per common unit.	37
We may issue additional common units without your approval, which would dilute your ownership interests.	37
In establishing cash reserves, our general partner may reduce the amount of cash available for distribution to you.	38
Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.	38
Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.	39
You may not have limited liability if a court finds that unitholder action constitutes control of our business.	39
Our financing agreements will contain operating and financial restrictions which may restrict our business and financing activities.	39
Restrictions in our debt agreements may prevent us from paying distributions.	40
We can borrow money to pay distributions, which would reduce the amount of credit available to operate our business.	40
Unitholders may have limited liquidity for their common units.	41
Unitholders may have liability to repay distributions.	41

We have been organized as a limited partnership under the laws of the Republic of the Marshall Islands, which does not have a well-developed body of partnership law.	41
Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.	41
Tax Risks	42
You may be required to pay U.S. taxes on your share of our income even if you do not receive any cash distributions from us.	42
Because distributions may reduce your tax basis in our common units, you may realize greater gain on the disposition of your units than you may otherwise expect, and you may have a tax gain even if the price you receive is less than your original cost.	42
The after-tax benefit of an investment in the common units may be reduced if we are not treated as a partnership for U.S. federal income tax purposes.	42
If the IRS were to treat us as a corporation, we may also be considered a passive foreign investment company, which may result in adverse U.S. tax consequences to you.	43
U.S. tax-exempt entities, regulated investment companies and non-U.S. persons face unique U.S. tax issues from owning common units that may result in adverse U.S. tax consequences to them.	43
You may be subject to income tax in one or more non-U.S. countries as a result of owning our common units if, under the laws of any such country, we are considered to be carrying on business there. Such laws may require you to file a tax return with and pay taxes to those countries. Any foreign taxes imposed on us or any of our subsidiaries will reduce our cash available for distribution to you.	44
Use of Proceeds	45
Capitalization	46
Dilution	47
Cash Distribution Policy	48
Distributions of Available Cash	48
Operating Surplus and Capital Surplus	48
Subordination Period	51
Distributions of Available Cash From Operating Surplus During the Subordination Period	52
Distributions of Available Cash From Operating Surplus After the Subordination Period	53
Incentive Distribution Rights	53
Percentage Allocations of Available Cash From Operating Surplus	53
Distributions From Capital Surplus	54
Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels	54
Distributions of Cash Upon Liquidation	55
Cash Available for Distribution	58
General	58
Pro Forma, As Adjusted Available Cash From Operating Surplus	58
Forecasted Available Cash From Operating Surplus	59
Financial Forecast	61
Selected Historical and Pro Forma Financial and Operating Data	71
Management’s Discussion and Analysis of Financial Condition and Results of Operations	77
Overview	77
Results of Operations	84
Liquidity and Capital Resources	88
Contractual Obligations and Contingencies	94
Critical Accounting Policies	95
Quantitative and Qualitative Disclosures About Market Risk	96
Industry	99

v

APPENDIX A Form of First Amended and Restated Agreement of Limited Partnership of Teekay LNG Partners L.P.	A-1
APPENDIX B Application for Transfer of Common Units	B-1
APPENDIX C Glossary of Terms	C-1
APPENDIX D Pro Forma, As Adjusted Available Cash From Operating Surplus	D-1
List of Subsidiaries of Teekay LNG Partners LP
Consent of Ernst & Young LLP
Consent of Clarkson Research Studies
Waiver of Item 8.A.4 of Form 20-F

      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

SUMMARY

      This summary highlights information contained elsewhere in this prospectus. Unless we otherwise specify, all references to information and data in this prospectus about our business and fleet refer to the business and fleet that will be contributed to us on the closing of this offering. You should read the entire prospectus carefully, including the historical and pro forma financial statements and the notes to those financial statements. The information presented in this prospectus assumes (a) an initial public offering price of $20.00 per unit and (b) that the underwriters’ over-allotment option is not exercised. You should read “— Summary of Risk Factors” and “Risk Factors” for information about important factors that you should consider before buying the common units. We include a glossary of some of the terms used in this prospectus in Appendix C. Unless otherwise indicated, all references to “dollars” and “$” in this prospectus are to, and amounts are presented in, U.S. Dollars.

Teekay LNG Partners L.P.

      We are an international provider of liquefied natural gas (or LNG) and crude oil marine transportation services. We were formed in November 2004 by Teekay Shipping Corporation, the world’s largest owner and operator of medium-sized crude oil tankers, to expand its operations in the LNG shipping sector. We plan to leverage the expertise, relationships and reputation of Teekay Shipping Corporation and its affiliates to pursue growth opportunities in this sector. Upon completion of this offering, Teekay Shipping Corporation will own a 75.9% limited partner interest in us and own and control our general partner.

      Our fleet consists of four LNG carriers and five Suezmax class crude oil tankers. All our vessels are double-hulled, other than the Granada Spirit, a Suezmax tanker that Teekay Shipping Corporation has agreed to purchase from us upon delivery of our new Suezmax tanker scheduled for the third quarter of 2005.

      Our fleet is young, with an average age of approximately two years for our LNG carriers and approximately four years for our Suezmax tankers (excluding the Granada Spirit), compared to world averages of 13.6 years and 9.2 years, respectively, as of January 1, 2005.

      All of our vessels operate under long-term, fixed-rate time charters with major energy and utility companies, other than the Granada Spirit. The average remaining term for our long-term charters is approximately 20 years for our LNG carriers and approximately 16 years for our Suezmax tankers, subject, in certain circumstances, to termination and vessel purchase rights. Until its sale, the Granada Spirit will operate on a short-term, fixed-rate time charter to Teekay Shipping Corporation.

      In addition to our new Suezmax tanker scheduled for delivery in the third quarter of 2005, we have also agreed to acquire from Teekay Shipping Corporation all of its interest in three new LNG carriers, which interest will be no less than 70%. We expect to take delivery of the three LNG newbuildings between the fourth quarter of 2006 and the first half of 2007. Upon their delivery, the three LNG carriers will provide transportation services to Ras Laffan Liquefied Natural Gas Co. Limited (II) (or RasGas II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation, established for the purpose of expanding LNG production in Qatar.

      All of our newbuildings will be double-hulled and will operate under long-term, fixed-rate time charters with major energy and utility companies. The term of each of our charters for our LNG and Suezmax newbuildings is 20 years from delivery of the vessel.

      Our fleet was established by Naviera F. Tapias S.A. (or Tapias), a private Spanish company founded in 1991 to ship crude oil. Tapias began shipping LNG with the acquisition of its first LNG carrier in 2002. Teekay Shipping Corporation acquired Tapias in April 2004 and changed its name to Teekay Shipping Spain S.L. (or Teekay Spain). As part of the acquisition, Teekay Spain retained Tapias’s senior management, including its chief executive officer, and other operating personnel, who will continue to manage the day-to-day operations of Teekay Spain after the closing of this offering with input on strategic decisions from our general partner. Teekay Spain will also obtain strategic consulting, advisory, ship management, technical and administrative services from affiliates of Teekay Shipping Corporation.

Business Opportunities

      We believe the following industry dynamics create a favorable environment in which to expand our LNG business:

•	Strong increase in demand for LNG vessels. Natural gas represented approximately 23% of world energy consumption in 2001 and is the fastest-growing primary energy source according to the U.S. Department of Energy. Due to the vast distances between many areas of natural gas production and consumption and related impracticalities of building pipelines, seaborne transportation of LNG provides either the only or the most cost-effective means of transporting natural gas to many consuming regions. To meet projected LNG shipping demand, the International Energy Agency estimates that the world LNG carrier fleet must expand to approximately 296 vessels by 2010 from its current size of 177 existing vessels and 104 vessels under order or construction as of January 1, 2005.

•	Globalization of LNG trade routes. We believe more opportunities to transport LNG are developing outside traditional trade routes. We expect the Middle East and Africa to continue to be increasingly important LNG exporting areas and Russia, with its vast natural gas reserves, to become an LNG exporter. We also expect Europe and North America to be among the major LNG importers. We believe that the increase in the number and scope of LNG trade routes will result in greater accessibility to LNG and lead to increased LNG demand.

•	Increasing ownership of world LNG carrier fleet by independent owners. Until recently, major private and state-owned energy companies owned most of the world LNG carrier fleet. We believe that the increasing ownership of the world LNG fleet by independent owners is attributable in part to the desire of some major energy companies to limit their commitment to:

•	the marine transportation business, which is non-core to their operations, and

•	the cost of financing new LNG carriers in addition to the high construction costs of LNG facilities.

•	Stringent customer standards favor high-quality operators. Major energy companies are highly selective in their choice of LNG transportation partners and impose increasingly stringent pre-qualification operational and financial standards that LNG vessel operators must meet prior to bidding on nearly all significant LNG transportation contracts. We believe that these rigorous and comprehensive standards will increase our ability, relative to less qualified or experienced operators, to compete effectively for new LNG contracts.

Business Strategies

      Our primary business objective is to increase distributable cash flow per unit by executing the following strategies:

•	Continue our practice of acquiring LNG carriers after long-term, fixed-rate time charters have been awarded for an LNG project, rather than ordering vessels on a speculative basis.

•	Expand our LNG operations globally by selectively targeting long-term, fixed-rate time charters, joint ventures and acquisitions of vessels or other LNG shipping businesses.

•	Leverage our own and Teekay Shipping Corporation’s operational expertise to create a sustainable competitive advantage with consistent delivery of superior customer service by maintaining high reliability, safety, environmental and quality standards.

•	Manage our fleet of Suezmax tankers to provide stable cash flows and a source of funding for expansion of our LNG operations.

Competitive Strengths

      We believe the following competitive strengths will enable us to successfully execute our business strategies:

•	We have a strategic platform from which to expand our presence in the rapidly growing LNG shipping sector.

•	Our management and the personnel of Teekay Shipping Corporation’s subsidiaries who will provide services to us have extensive experience in fleet expansion.

•	We believe our relationship with Teekay Shipping Corporation and its prominence and extensive customer relationships in the shipping industry will significantly enhance our growth opportunities.

•	We will supplement our operational experience through continued access to Teekay Shipping Corporation’s expertise in various functions critical to our vessel operations.

•	We have financial flexibility to pursue acquisitions and other expansion opportunities through additional debt borrowings and the issuance of additional partnership units.

Summary of Risk Factors

      An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units. Those risks are described under the caption “Risk Factors” beginning on page 21 and include:

Risks Inherent in Our Business

•	We may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution on our common units following the establishment of cash reserves and payment of fees and expenses.

•	The assumptions underlying the forecast of cash available for distribution we include in “Cash Available for Distribution — Forecasted Available Cash From Operating Surplus” are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

•	We must make substantial capital expenditures to maintain the operating capacity of our fleet, which will reduce our cash available for distribution. In addition, each quarter our general partner is required to deduct estimated maintenance capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance capital expenditures were deducted.

•	We will be required to make substantial capital expenditures to expand the size of our fleet. We generally will be required to make significant installment payments for acquisitions of newbuilding vessels prior to their delivery and generation of revenue. Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our ability to make cash distributions may be diminished or our financial leverage could increase or our unitholders could be diluted.

•	Our substantial debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

•	We derive a substantial majority of our revenues from three customers, and the loss of any customer, time charter or vessel could result in a significant loss of revenues and cash flow.

•	We depend on Teekay Shipping Corporation to assist us in operating our business, competing in our markets, and providing interim financing for three new LNG carriers.

•	Our growth depends on continued growth in demand for LNG and LNG shipping.

•	Growth of the LNG market may be limited by infrastructure constraints and community and environmental group resistance to new LNG infrastructure over concerns about the environment, safety and terrorism.

•	Our growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we will face substantial competition.

•	Delays in deliveries of newbuildings could harm our operating results and lead to the termination of related time charters.

•	We may have more difficulty entering into long-term, fixed-rate time charters if an active short-term or spot LNG shipping market develops.

•	Over time, vessel values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of a vessel, we may incur a loss.

•	We may be unable to make or realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results.

•	Terrorist attacks, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.

•	Our substantial operations outside the United States expose us to political, governmental and economic instability, which could harm our operations.

•	Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

•	The marine energy transportation industry is subject to substantial environmental and other regulations, which may significantly limit our operations or increase our expenses.

•	Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.

•	Our limited experience in LNG shipping could affect our ability to operate profitably and grow.

•	We have no history as a separate publicly traded entity and will incur increased costs as a result of being a publicly traded limited partnership.

Risks Inherent in an Investment in Us

•	Teekay Shipping Corporation and its affiliates may engage in competition with us.

•	Our general partner and its other affiliates have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to your detriment.

•	Our partnership agreement limits our general partner’s fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner.

•	Fees and cost reimbursements, which our general partner will determine for services provided to us and certain of our subsidiaries, will be substantial and will reduce our cash available for distribution to you.

•	Even if unitholders are dissatisfied, they cannot remove our general partner without its consent.

•	The control of our general partner may be transferred to a third party without unitholder consent.

•	You will experience immediate and substantial dilution of $5.45 per common unit.

•	We may issue additional common units without your approval, which would dilute your ownership interests.

•	In establishing cash reserves, our general partner may reduce the amount of cash available for distribution to you.

•	We have been organized as a limited partnership under the laws of the Republic of the Marshall Islands, which does not have a well-developed body of partnership law.

•	Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management. Please read “Enforcement of Civil Liabilities.”

Tax Risks

•	You may be required to pay U.S. taxes on your share of our income even if you do not receive any cash distributions from us.

•	Because distributions may reduce your tax basis in our common units, you may realize greater gain on the disposition of your units than you may otherwise expect, and you may have a tax gain even if the price you receive is less than your original cost.

•	The after-tax benefit of an investment in the common units may be reduced if we are not treated as a partnership for U.S. federal income tax purposes.

•	If the IRS were to treat us as a corporation, we may also be considered a passive foreign investment company, which may result in adverse U.S. tax consequences to you.

•	You may be subject to income tax in one or more non-U.S. countries as a result of owning our common units if, under the laws of any such country, we are considered to be carrying on business there. Such laws may require you to file a tax return with and pay taxes to those countries. Any foreign taxes imposed on us or any of our subsidiaries will reduce our cash available for distribution to you.

The Transactions

General

      We were recently formed as a Marshall Islands limited partnership to hold interests in entities that own and operate certain LNG carriers and Suezmax oil tankers operated by Teekay Spain and its subsidiaries.

      Prior to the closing of this offering, Teekay Shipping Corporation will contribute $196.4 million to Teekay Spain and lend it $99.3 million. Teekay Spain will use the $295.7 million in funds from Teekay Shipping Corporation to repay debt associated with two of its LNG carriers.

      At or prior to the closing of this offering, the following transactions will occur to transfer to us the LNG carriers (other than the RasGas II vessels, which are under construction) and Suezmax tankers described in this prospectus and to effect the public offering of our common units:

•	Teekay Shipping Corporation will contribute to us:

—	the capital stock of Teekay Luxembourg S.a.r.l., which owns Teekay Spain; and

—	the capital stock of its subsidiary that owns the Granada Spirit.

•	We will issue to Teekay Shipping Corporation 6,705,029 common units and 12,205,029 subordinated units, representing a 75.9% limited partner interest in us;

•	We will issue to Teekay GP L.L.C., a wholly owned subsidiary of Teekay Shipping Corporation, a 2% general partner interest in us and all of our incentive distribution rights, which will entitle our general partner to increasing percentages of the cash we distribute in excess of $0.4625 per unit per quarter; and

•	We will issue 5,500,000 common units to the public in this offering, representing a 22.1% limited partner interest in us, and will use the net proceeds as described under “Use of Proceeds.”

      In addition, at or prior to the closing of this offering, we will enter into the following agreements:

•	an omnibus agreement with Teekay Shipping Corporation, our general partner and others governing, among other things:

—	when we and Teekay Shipping Corporation may compete with each other; and

—	certain rights of first offer on LNG carriers and Suezmax tankers.

•	services agreements with certain subsidiaries of Teekay Shipping Corporation pursuant to which those subsidiaries will agree to provide us administrative services and certain of our operating subsidiaries strategic consulting, advisory, ship management, technical and administrative services;

•	a joint venture agreement with a company controlled by Mr. Fernando Tapias, the former controlling shareholder of Tapias, to pursue LNG shipping opportunities relating to Spain;

•	an agreement with Teekay Shipping Corporation to purchase all of its interest in the three RasGas II LNG newbuildings and the related 20-year time charters upon the delivery of the first vessel, scheduled for the fourth quarter of 2006;

•	a short-term, fixed-rate time charter and vessel sales agreement with a subsidiary of Teekay Shipping Corporation for the Granada Spirit, our only single-hulled Suezmax tanker; and

•	a $100 million revolving credit facility.

For further details on our agreements with Teekay Shipping Corporation, including amounts involved, please read “Certain Relationships and Related Party Transactions.”

      We believe that conducting our operations through a publicly traded limited partnership will offer us the following advantages:

•	access to the public equity and debt capital markets;

•	a lower cost of capital for expansion and acquisitions; and

•	an enhanced ability to use equity securities as consideration in future acquisitions.

      References in this prospectus to “Teekay LNG Partners,” “we,” “our,” “us” or similar terms when used in a historical context refer to the assets of Teekay Shipping Corporation and its subsidiaries, including Teekay Spain, that are being contributed to Teekay LNG Partners L.P. and its subsidiaries in connection with this offering. When used in the present tense or prospectively, those terms refer, depending on the context, to Teekay LNG Partners L.P. or any one or more of its subsidiaries or to Teekay LNG Partners L.P. and any one or more of its subsidiaries.

      References in this prospectus to “Teekay Shipping Corporation” refer, depending upon the context, to Teekay Shipping Corporation or any one or more of its subsidiaries or to Teekay Shipping Corporation and any one or more of its subsidiaries.

Holding Company Structure

      We are a holding entity and will conduct our operations and business through subsidiaries, as is common with publicly traded limited partnerships, to maximize operational flexibility. Initially, Teekay LNG Operating L.L.C., a limited liability company organized in the Marshall Islands, will be our only directly owned subsidiary and will conduct all of our operations through itself and its subsidiaries.

Organizational Structure After the Transactions

      The following diagram depicts our organizational structure after giving effect to the transactions:

Public Common Units	22.1%
Teekay Shipping Corporation’s Common Units	26.9
Teekay Shipping Corporation’s Subordinated Units	49.0
General Partner Interest	2.0

100.0%

Management of Teekay LNG Partners L.P.

      Our general partner, Teekay GP L.L.C., a Marshall Islands limited liability company, will manage our operations and activities. The executive officers and three of the directors of Teekay GP L.L.C. also serve as executive officers or directors of Teekay Shipping Corporation. For more information about these individuals, please read “Management — Directors, Executive Officers and Key Employees.”

      Unlike shareholders in a publicly traded corporation, our unitholders will not be entitled to elect our general partner or its directors.

      Our general partner will not receive any management fee or other compensation in connection with its management of our business, but it will be entitled to be reimbursed for all direct and indirect expenses incurred on our behalf. Our general partner will also be entitled to distributions on its general partner interest and, if specified requirements are met, on its incentive distribution rights. Please read “Certain Relationships and Related Party Transactions” and “Management — Reimbursement of Expenses of Our General Partner.”

      We and certain of our operating subsidiaries have entered into, and may enter into additional, services agreements with certain subsidiaries of Teekay Shipping Corporation relating to the provision to us of administrative services and to such operating subsidiaries of strategic consulting, advisory, ship management, technical and administrative services. Please read “Certain Relationships and Related Party Transactions — Advisory and Administrative Services Agreements.”

Principal Executive Offices and Internet Address; SEC Filing Requirements

      Our principal executive offices are located at TK House, Bayside Executive Park, West Bay Street and Blake Road, Nassau, Commonwealth of The Bahamas, and our phone number is (242)502-8820. Our website is located at http://www.TeekayLNG.com. We expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. Please see “Where You Can Find More Information” for an explanation of our reporting requirements as a foreign private issuer.

Summary of Conflicts of Interest and Fiduciary Duties

      Teekay GP L.L.C., our general partner, has a legal duty to manage us in a manner beneficial to our unitholders. This legal duty is commonly referred to as a “fiduciary” duty. However, because Teekay GP L.L.C. is owned by Teekay Shipping Corporation, the officers and directors of Teekay GP L.L.C. also have fiduciary duties to manage the business of Teekay GP L.L.C. in a manner beneficial to Teekay Shipping Corporation. In addition:

•	the executive officers and three of the directors of Teekay GP L.L.C. also serve as executive officers or directors of Teekay Shipping Corporation;

•	Teekay Shipping Corporation and its other affiliates may engage in competition with us; and

•	we and certain of our operating subsidiaries have entered into arrangements, and may enter into additional arrangements, with Teekay Shipping Corporation and certain of its subsidiaries relating to the sale of certain vessels, the purchase of additional vessels, the provision of certain services and other matters.

      Please read “Management — Directors, Executive Officers and Key Employees” and “Certain Relationships and Related Party Transactions.”

      As a result of these relationships, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and Teekay Shipping Corporation and its other affiliates, including our general partner, on the other hand. For a more detailed description of the conflicts of interest and fiduciary duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties.”

      Our partnership agreement limits the liability and reduces the fiduciary duties of our general partner to our unitholders under the laws of the Marshall Islands. Our partnership agreement also restricts the remedies available to unitholders. By purchasing a common unit, you are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner, all as set forth in the partnership agreement. Please read “Conflicts of Interest and Fiduciary Duties” for a description of the fiduciary duties that would otherwise be imposed on our general partner under Marshall Islands law, the material modifications of those duties contained in our partnership agreement and certain legal rights and remedies available to our unitholders under Marshall Islands law.

      For a description of our other relationships with our affiliates, please read “Certain Relationships and Related Party Transactions.”

The Offering

Common units offered to the public	5,500,000 common units.

6,325,000 common units if the underwriters exercise their over-allotment option in full.

Units outstanding after this offering	12,205,029 common units and 12,205,029 subordinated units, each representing a 49% limited partner interest in us, assuming no exercise of the over-allotment option.

Use of proceeds	We intend to use the net proceeds of this offering to:

• repay $99.3 million of debt we owe to Teekay Shipping Corporation; and

• pay $3.0 million of estimated expenses associated with this offering and the related transactions.

The net proceeds from any exercise of the underwriters’ over-allotment option will be used to repay additional debt under our ship financing arrangements.

Cash distributions	We intend to make minimum quarterly distributions of $0.4125 per common unit to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. In general, we will pay any cash distributions we make each quarter in the following manner:

• first, 98% to the holders of common units and 2% to our general partner, until each common unit has received a minimum quarterly distribution of $0.4125 plus any arrearages from prior quarters;

• second, 98% to the holders of subordinated units and 2% to our general partner, until each subordinated unit has received a minimum quarterly distribution of $0.4125; and

• third, 98% to all unitholders, pro rata, and 2% to our general partner, until each unit has received an aggregate distribution of $0.4625.

If cash distributions exceed $0.4625 per unit in a quarter, our general partner will receive increasing percentages, up to 50%, of the cash we distribute in excess of that amount. We refer to these distributions as “incentive distributions.”

We must distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner to provide for the proper conduct of our business, to comply with any applicable debt instruments or to provide funds for future distributions. We refer to this cash as “available cash,” and we define its meaning in our partnership agreement and in the glossary of terms attached as Appendix C. The amount of available cash may be greater than or less than the aggregate amount of the minimum quarterly distribution to be distributed on all units.

Our pro forma, as adjusted available cash from operating surplus generated during 2003 and the six months ended June 30, 2004, on a pro forma basis assuming this offering and related transactions occurred on January 1, 2003, would have been $25.4 million and $25.0 million, respectively. The pro forma, as adjusted available cash from operating surplus for 2003 would have been sufficient to allow us to pay the full minimum quarterly distribution on all of our common units, but only 23.6% of the minimum quarterly distribution on our subordinated units. The pro forma, as adjusted available cash from operating surplus for the six months ended June 30, 2004 would have been sufficient to allow us to pay the full minimum quarterly distribution on all of our units during that period. Please read “Cash Available for Distribution — Pro Forma, As Adjusted Available Cash From Operating Surplus” and Appendix D to this prospectus.

We have included a forecast of our cash available for distribution for the 12 months ending December 31, 2005 in “Cash Available for Distribution — Forecasted Available Cash From Operating Surplus.” We believe, based on our financial forecast and related assumptions, that we will have sufficient cash from operations, including working capital borrowings, to enable us to pay the full minimum quarterly distribution of $0.4125 on all units for each quarter through December 31, 2005.

Subordinated units	Teekay Shipping Corporation will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period the subordinated units are entitled to receive the minimum quarterly distribution of $0.4125 only after the common units have received the minimum quarterly distribution and arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages. The subordination period will end once we meet the financial tests in the partnership agreement, but it generally cannot end before March 31, 2010. These financial tests require us to have earned and paid the minimum quarterly distribution on all of our outstanding units for three consecutive, non-overlapping four-quarter periods.

When the subordination period ends, all remaining subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages.

Early conversion of subordinated units	If we meet the financial tests in the partnership agreement for any three consecutive, non-overlapping four-quarter periods ending on or after March 31, 2008, 25% of the subordinated units will convert into common units. If we meet these tests for any three consecutive, non- overlapping four-quarter periods ending on or after March 31, 2009, an additional 25% of the subordinated units will convert into common units. The early conversion of the second 25% of the subordinated units may not occur until at least one year after the early conversion of the first 25% of subordinated units.

Issuance of additional units	In general, during the subordination period we may issue up to 6,102,514 additional common units, or 50% of the aggregate common units outstanding immediately after this offering, without obtaining unitholder approval. We can also issue an unlimited number of common units for the acquisition of any of the interests in the RasGas II vessels or for acquisitions, capital improvements and debt repayments that, in each case, increase cash flow from operations per unit on an estimated pro forma basis and for the redemption of outstanding common units if the redemption price equals the net proceeds per unit of the additional units, before expenses, to us.

Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or the directors of our general partner on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. As a result, you will initially be unable to remove our general partner without its consent because Teekay Shipping Corporation will own sufficient units upon completion of this offering to be able to prevent the general partner’s removal. Please read “The Partnership Agreement — Voting Rights.”

Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all, but not less than all, of the remaining common units at a price not less than the then-current market price of the common units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right.

Estimated ratio of taxable income to distributions	We estimate that if you hold the common units you purchase in this offering through December 31, 2007, you will be allocated, on a cumulative basis, an amount of U.S. federal taxable income for that period that will be % or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $ per unit, we estimate that your allocable U.S. federal taxable income per year will be no more than $ per unit. Please read “Material U.S. Federal Income Tax Consequences — Consequences of Unit Ownership — Ratio of Taxable Income to Distributions” for the basis of this estimate.

Material U.S. federal income tax consequences	For a discussion of other material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material U.S. Federal Income Tax Consequences.”

Material non-U.S. tax consequences	For a discussion of material non-U.S. tax consequences that may be relevant to prospective unitholders, please read “Business — Taxation of the Partnership” and “Non-United States Tax Consequences.”

Exchange listing	We intend to apply to list our common units on the New York Stock Exchange under the symbol “TGP.”

Summary Historical and Pro Forma Financial and Operating Data

      The following table presents summary:

•	historical financial and operating data of Teekay Spain, which was named Naviera F. Tapias S.A. prior to its acquisition by Teekay Shipping Corporation through its subsidiary, Teekay Luxembourg S.a.r.l. (or Luxco), on April 30, 2004; and

•	pro forma financial and operating data of Teekay LNG Partners L.P.

      The summary historical financial and operating data has been prepared on the following basis:

•	the historical financial and operating data of Teekay Spain excludes financial information related to three businesses previously held in separate subsidiaries and unrelated to the marine transportation of LNG and crude oil, which were disposed of prior to Teekay Shipping Corporation’s acquisition of Teekay Spain;

•	the historical financial and operating data of Teekay Spain as at and for the years ended December 31, 2002 and 2003 are derived from the audited consolidated financial statements of Teekay Spain included elsewhere in this prospectus;

•	the historical financial and operating data of Teekay Spain as at and for the years ended December 31, 1999, 2000 and 2001 are derived from the unaudited consolidated financial statements of Teekay Spain, which are not included in this prospectus;

•	the historical financial and operating data of Teekay Spain for the six months ended June 30, 2003 and the four months ended April 30, 2004 are derived from the unaudited interim consolidated financial statements of Teekay Spain included elsewhere in this prospectus; and

•	the historical financial and operating data of Teekay Spain as at June 30, 2004 and for the two months ended June 30, 2004 reflect the acquisition of Teekay Spain by Teekay Shipping Corporation and are derived from the unaudited consolidated interim financial statements of Teekay Spain included elsewhere in this prospectus.

      The unaudited pro forma financial and operating data of Teekay LNG Partners L.P. give pro forma effect to:

•	the acquisition of Teekay Spain;

•	the contribution by Teekay Shipping Corporation to us of the capital stock and notes receivable of Luxco and to Teekay Spain of $196.4 million in cash;

•	the loan of $99.3 million to Teekay Spain by Teekay Shipping Corporation;

•	the completion of this offering; and

•	the use of the net proceeds of this offering and Teekay Shipping Corporation’s cash contribution to repay indebtedness as described in “Use of Proceeds.”

      The pro forma financial data presented for the year ended December 31, 2003 and as at and for the six months ended June 30, 2004 are derived from our unaudited pro forma consolidated financial statements. The pro forma income statement data for the year ended December 31, 2003 and for the six months ended June 30, 2004 assume this offering and related transactions occurred on January 1, 2003. The pro forma balance sheet data assume this offering and related transactions occurred at June 30, 2004. A more complete explanation of the pro forma data can be found in our unaudited pro forma consolidated financial statements included with this prospectus.

      The following table presents two financial measures, net voyage revenues and EBITDA, which we use in our business. These financial measures are not calculated or presented in accordance with U.S. generally accepted accounting principles (or GAAP). We explain these measures below and reconcile them to their most directly comparable financial measures calculated and presented in accordance with GAAP in “— Non-GAAP Financial Measures” below.

      Because drydocking expenditures are more extensive in nature than normal routine maintenance, we capitalize and amortize them for a given vessel from the completion of a drydocking to the estimated completion of the next drydocking. For more information about our accounting treatment of drydocking expenditures, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Important Financial and Operational Terms and Concepts — Drydocking” and “— Depreciation and Amortization.”

      To make the summary historical financial and operating data more comparable, our historical operating results do not include the historical results of Luxco for the three months ended June 30, 2004. In the three months ended June 30, 2004, Luxco had no revenues, expenses or income, or assets or liabilities, other than:

•	$312.3 million of advances (including accrued interest) from Teekay Shipping Corporation that Luxco used to purchase Teekay Spain;

•	$2.4 million of interest expense related to the advances;

•	$3.8 million of unrealized foreign exchange losses related to the advances, which are Euro-denominated;

•	$10.0 million in cash and cash equivalents; and

•	its ownership interest in Teekay Spain.

We believe the exclusion of the Luxco results make our results more comparable because Luxco’s results and financial position relate solely to the financing of the acquisition of Teekay Spain by Teekay Shipping Corporation and do not relate to the historical results of Teekay Spain. In addition, because the capital stock of Luxco and the $312.3 million of advances will be contributed to us upon the closing of this offering, these advances and their related effects will be eliminated on consolidation, as reflected in our summary pro forma financial data. For more information on Luxco, please read the unaudited consolidated financial statements of Luxco included elsewhere in this prospectus.

      The following table should be read together with, and is qualified in its entirety by reference to, the historical and unaudited pro forma consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The table should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Historical								Pro Forma

						Six	Four	Two		Six
						Months	Months	Months	Year	Months
	Years Ended December 31,					Ended	Ended	Ended	Ended	Ended
						June 30,	April 30,	June 30,	Dec. 31,	June 30,
	1999	2000	2001	2002	2003	2003	2004	2004	2003	2004

	(unaudited)			(audited)		(unaudited)			(unaudited)

	(in thousands, except per unit and fleet data)
Income Statement Data:
Voyage revenues	$46,032	$52,217	$60,326	$59,866	$86,709	$39,551	$40,718	$17,453	$86,709	$58,171

Operating expenses:
Voyage expenses(1)	3,042	4,304	5,092	5,334	4,911	2,905	1,842	1,462	4,911	3,304
Vessel operating expenses(2)	12,910	10,883	12,403	16,104	26,440	11,969	10,302	4,584	26,440	14,886
Depreciation and amortization	14,974	14,803	16,094	17,689	23,390	10,825	8,585	6,426	29,920	17,437
General and administrative	3,509	3,967	5,061	6,501	8,799	4,009	2,103	808	9,799	3,457

Total operating expenses	34,435	33,957	38,650	45,628	63,540	29,708	22,832	13,280	71,070	39,084

Income from vessel operations	11,597	18,260	21,676	14,238	23,169	9,843	17,886	4,173	15,639	19,087
Interest expense	(10,393)	(15,625)	(20,104)	(18,109)	(34,862)	(14,602)	(21,475)	(8,632)	(12,032)	(19,099)
Interest income	93	1,278	3,752	5,248	8,431	3,052	8,692	3,473	8,431	12,183
Foreign currency exchange gain (loss)(3)	(4,427)	(179)	3,462	(44,310)	(71,502)	(43,787)	18,010	(6,189)	(71,502)	11,821
Interest rate swaps gain (loss)(4)	—	—	(7,618)	(71,400)	14,715	(26,829)	3,985	—	12,818	(308)
Other income (loss)(5)	11,322	3,615	5,327	563	617	1,951	(10,934)	604	(7,591)	(10,548)

Net income (loss) before change in accounting principle	8,192	7,349	6,495	(113,770)	(59,432)	(70,372)	16,164	(6,571)	(54,237)	13,136
Change in accounting principle(6)	—	—	(4,366)	—	—	—	—	—	—	—

Net income (loss)	$8,192	$7,349	$2,129	$(113,770)	$(59,432)	$(70,372)	$16,164	$(6,571)	$(54,237)	$13,136

Pro forma net income (loss) per common unit (basic)									$(2.18)	$0.82
Pro forma net income (loss) per subordinated unit (basic)									(2.18)	0.23
Pro forma net income (loss) per unit (diluted)									(2.18)	0.53
Balance Sheet Data (at end of period):
Cash and marketable securities	$14,136	$24,185	$24,625	$20,141	$22,533	$15,795	$11,289	$15,362		$25,409
Restricted cash deposits(7)	8,900	29,243	70,051	106,399	398,038	120,646	385,564	393,403		393,403
Vessels and equipment(8)	167,909	277,076	368,951	705,010	602,550	736,885	602,055	823,400		823,400
Total assets(7)	207,089	357,247	491,058	882,604	1,069,081	934,985	1,021,695	1,476,184		1,478,928
Total debt and capital lease obligations(7)	169,507	317,710	444,865	882,027	1,129,426	965,274	1,072,379	1,089,247		827,963
Total stockholders’/partners’ equity (deficit)	33,625	34,673	29,849	(106,105)	(164,809)	(175,818)	(144,186)	284,622		583,075
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$19,659	$19,695	$24,770	$20,418	$18,318	$7,004	$14,808	$3,596
Financing activities	(20,249)	11,623	31,852	176,316	(277,616)	28,003	(25,846)	1,647
Investing activities	(1,838)	(23,304)	(55,695)	(199,218)	262,766	(40,055)	901	(4,965)
Other Financial Data:
Net voyage revenues	$42,990	$47,913	$55,234	$54,532	$81,798	$36,646	$38,876	$15,991	$81,798	$54,867
EBITDA(9)	31,373	36,556	33,912	(81,056)	(6,578)	(48,191)	36,887	4,441	(17,258)	36,490
Capital expenditures:
Expenditures for vessels and equipment	6,159	173,186	110,097	186,755	133,628	35,791	5,522	4,965	83,248	10,487
Expenditures for drydocking	830	784	—	984	4,711	3,884	—	—	4,711	—
LNG Fleet Data:
Calendar-ship-days(10)	—	—	—	93	518	181	242	122	518	364
Average age of our fleet (in years at end of period)	—	—	—	0.3	0.8	0.7	1.2	1.3	0.8	1.3
Vessels at end of period	—	—	—	1.0	2.0	1.0	2.0	2.0	2.0	2.0
Suezmax Fleet Data:
Calendar-ship-days(10)	1,825	1,737	2,085	2,190	2,190	1,086	726	366	2,190	1,092
Average age of our fleet (in years at end of period)	6.2	4.0	4.3	5.3	6.3	5.8	6.6	6.8	6.3	6.8
Vessels at end of period	5.0	7.0	6.0	6.0	6.0	6.0	6.0	6.0	6.0	6.0

(1)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

(2)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

(3)	Substantially all of these foreign currency exchange gains and losses were unrealized and not settled in cash. Under U.S. accounting guidelines, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, long-term debt and capital lease obligations, are revalued and reported based on the prevailing exchange rate at the end of the period. Our primary source for the foreign currency gains and losses is our Euro-denominated term loans, which totaled 294.8 million Euros ($372.4 million U.S. Dollars) at December 31, 2003 and 282.9 million Euros ($343.8 million U.S. Dollars) at June 30, 2004.

(4)	We have entered into interest rate swaps to hedge our interest rate risk from our floating-rate debt used to purchase our LNG carriers. These interest rate swaps were not designated as hedges under U.S. accounting guidelines until April 30, 2004. Consequently, the changes in the fair values of these swaps that occurred during periods prior to April 30, 2004 above have been recorded in earnings as “interest rate swaps gain (loss)” for those periods. Had these interest rate swaps been designated as hedges prior to 2003, any subsequent changes in fair value would have been recognized in “accumulated other comprehensive income (loss)” to the extent the hedge was effective and until the hedged item was recognized as income.

(5)	The $10.9 million other loss in the four months ended April 30, 2004 and the $10.6 million other loss in the pro forma six months ended June 30, 2004 primarily resulted from a $11.9 million loss on the sale of non-shipping assets by Teekay Spain prior to its April 30, 2004 acquisition by Teekay Shipping Corporation.

(6)	In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (or SFAS 133), “Accounting for Derivative Instruments and Hedging Activities,” which establishes new standards for recording derivatives in interim and annual financial statements. We adopted SFAS 133 on January 1, 2001. We recognized the fair value of our derivatives as liabilities of $4.4 million on our consolidated balance sheet as of January 1, 2001. This amount was recorded as a change in accounting principle in our consolidated statement of income for the year ended December 31, 2001.

(7)	We operate two of our LNG carriers under “Spanish tax lease” arrangements. Under these arrangements, we borrow under term loans and deposit the proceeds into restricted cash accounts. Concurrently, we enter into capital leases for the vessels, and the vessels are recorded as assets on our balance sheet. The restricted cash deposits equal the present value of the remaining amounts we owe under the capital lease arrangements, including our obligations to purchase the vessels at the end of the lease term. Therefore, the payments under our capital leases are fully funded through our restricted cash deposits, and our continuing obligation is the repayment of the term loans. However, under GAAP we record both the obligations under the capital leases and the term loans as liabilities, and both the restricted cash deposits and our vessels under capital leases as assets. This accounting treatment has the effect of overstating our assets and liabilities by the amount of restricted cash deposits relating to the corresponding capital lease obligations. As at June 30, 2004, historically and on a pro forma basis, our total assets and total debt each included $235.8 million of such amount. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Ship Financing Arrangements.”

(8)	Vessels and equipment consist of (a) our vessels, at cost less accumulated depreciation, (b) vessels under capital leases, at cost less accumulated depreciation, and (c) advances on our newbuildings.

(9)	EBITDA is calculated as net income(loss) before interest, taxes, depreciation and amortization, as set forth under “— Non-GAAP Financial Measures” below. EBITDA includes our foreign currency exchange and interest rate swap gains and losses, substantially all of which were unrealized, as follows:

	Historical								Pro Forma

						Six	Four	Two		Six
						Months	Months	Months	Year	Months
	Years Ended December 31,					Ended	Ended	Ended	Ended	Ended
						June 30,	April 30,	June 30,	Dec. 31,	June 30,
	1999	2000	2001	2002	2003	2003	2004	2004	2003	2004

	(in thousands)
Foreign currency exchange gain (loss)	$(4,427)	$(179)	$3,462	$(44,310)	$(71,502)	$(43,787)	$18,010	$(6,189)	$(71,502)	$11,821
Interest rate swaps gain (loss)	—	—	(7,618)	(71,400)	14,715	(26,829)	3,985	—	12,818	(308)

	$(4,427)	$(179)	$(4,156)	$(115,710)	$(56,787)	$(70,616)	$21,995	$(6,189)	$(58,684)	$11,513

(10)	Calendar-ship-days are equal to the aggregate number of calendar days in a period that our vessels operate during that period.

Non-GAAP Financial Measures

      Consistent with general practice in the shipping industry, we use net voyage revenues (defined as voyage revenues less voyage expenses) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Under time charters the charterer pays the voyage expenses, whereas under voyage charter contracts the ship owner pays the voyage expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates under the contract or billing the expenses to them. As a result, although voyage revenues from different types of contracts may vary, the net revenues after subtracting voyage expenses, which we call net voyage revenues, are comparable across the different types of contracts. We principally use net voyage revenues, a non-GAAP financial measure, because it provides more meaningful information to us than voyage revenues, the most directly comparable GAAP financial measure. Net voyage revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies in the shipping industry to industry averages.

      The following table reconciles our net voyage revenues with our voyage revenues.

	Historical								Pro Forma

						Six	Four	Two		Six
						Months	Months	Months	Year	Months
	Years Ended December 31,					Ended	Ended	Ended	Ended	Ended
						June 30,	April 30,	June 30,	Dec. 31,	June 30,
	1999	2000	2001	2002	2003	2003	2004	2004	2003	2004

	(unaudited)			(audited)		(unaudited)			(unaudited)

	(in thousands)
Voyage revenues	$46,032	$52,217	$60,326	$59,866	$86,709	$39,551	$40,718	$17,453	$86,709	$58,171
Voyage expenses	3,042	4,304	5,092	5,334	4,911	2,905	1,842	1,462	4,911	3,304

Net voyage revenues	$42,990	$47,913	$55,234	$54,532	$81,798	$36,646	$38,876	$15,991	$81,798	$54,867

      EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, as discussed below.

•	Financial and operating performance. EBITDA allows us to measure the financial and operating performance of our assets without regard to financing methods, capital structure or historical cost basis. For instance, our net income is affected by whether we finance assets or operations with debt or equity and by changing interest rates. Likewise, our net income is affected by how much we pay for an asset and that asset’s depreciation or amortization schedule. By reviewing our earnings before the impact of interest, taxes, depreciation and amortization, we, our investors and others can understand the performance of our assets and operations on a more comparable basis from period to period and against the performance of other companies in our industry.

•	Liquidity. EBITDA allows us to assess the ability of our assets to generate cash sufficient to service debt, make distributions to our unitholders and undertake capital expenditures. For example, reviewing our earnings before the impact of non-cash depreciation and amortization charges, and before the payment of interest on debt we incur, provides us an understanding of how much cash is available to pay interest.

      EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA excludes some, but not all, items that affect net income and operating income, and these measures may vary among other companies. Therefore, EBITDA as presented below may not be comparable to similarly titled measures of other companies.

	Historical								Pro Forma

						Six	Four	Two		Six
						Months	Months	Months	Year	Months
	Years Ended December 31,					Ended	Ended	Ended	Ended	Ended
						June 30,	April 30,	June 30,	Dec. 31,	June 30,
	1999	2000	2001	2002	2003	2003	2004	2004	2003	2004

	(unaudited)			(audited)		(unaudited)			(unaudited)

	(in thousands)
Reconciliation of “EBITDA” to “Net income”:
Net income (loss)	$8,192	$7,349	$2,129	$(113,770)	$(59,432)	$(70,372)	$16,164	$(6,571)	$(54,237)	$13,136
Depreciation and amortization	14,974	14,803	16,094	17,689	23,390	10,825	8,585	6,426	29,920	17,437
Interest expense, net	10,300	14,347	16,352	12,861	26,431	11,550	12,783	5,159	3,601	6,916
Provision (benefit) for income taxes	(2,093)	57	(663)	2,164	3,033	(194)	(645)	(573)	3,458	(999)

EBITDA	$31,373	$36,556	$33,912	$(81,056)	$(6,578)	$(48,191)	$36,887	$4,441	$(17,258)	$36,490

Reconciliation of “EBITDA” to “Net operating cash flow”:
Net operating cash flow	$19,659	$19,695	$24,470	$20,418	$18,318	$7,004	$14,808	$3,596
Expenditures for drydocking	830	784	—	984	4,711	3,884	—	—
Interest expense, net	10,300	14,347	16,352	12,861	26,431	11,550	12,783	5,159
Gain(loss) on sale of assets	8,019	2,109	2,661	490	1,576	723	(11,837)	—
Change in working capital	(3,043)	2,817	(846)	(253)	(237)	(97)	(911)	11
Interest rate swaps gain(loss) and change in accounting principle	—	—	(11,984)	(71,400)	14,715	(26,829)	3,985	—
Foreign currency exchange gain (loss) and other, net	(4,392)	(3,196)	3,259	(44,156)	(72,093)	(44,426)	18,059	(4,325)

EBITDA	$31,373	$36,556	$33,912	$(81,056)	$(6,578)	$(48,191)	$36,887	$4,441

RISK FACTORS

      Although many of our business risks are comparable to those a corporation engaged in a similar business would face, limited partner interests are inherently different from the capital stock of a corporation. You should carefully consider the following risk factors together with all of the other information included in this prospectus when evaluating an investment in our common units.

      If any of the following risks actually occur, our business, financial condition or operating results could be materially adversely affected. In that case, we might not be able to pay distributions on our common units, the trading price of our common units could decline, and you could lose all or part of your investment.

Risks Inherent in Our Business

We may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution on our common units following the establishment of cash reserves and payment of fees and expenses.

      We may not have sufficient cash available each quarter to pay the minimum quarterly distribution. The amount of cash we can distribute on our common units principally depends upon the amount of cash we generate from our operations, which may fluctuate based on, among other things:

•	the rates we obtain from our charters;

•	the level of our operating costs, such as the cost of crews and insurance;

•	the continued availability of LNG production, liquefaction and regasification facilities;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled drydocking of our vessels;

•	delays in the delivery of newbuildings and the beginning of payments under charters relating to those vessels;

•	prevailing global and regional economic and political conditions;

•	currency exchange rate fluctuations; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

      The actual amount of cash we will have available for distribution also will depend on factors such as:

•	the level of capital expenditures we make, including for maintaining vessels, building new vessels, acquiring existing vessels and complying with regulations;

•	our debt service requirements and restrictions on distributions contained in our debt instruments;

•	fluctuations in our working capital needs;

•	our ability to make working capital borrowings, including to pay distributions to unitholders; and

•	the amount of any cash reserves, including reserves for future capital expenditures and other matters, established by our general partner in its discretion.

      The amount of cash we generate from our operations may differ materially from our profit or loss for the period, which will be affected by non-cash items. As a result of this and the other factors mentioned above, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

      If we had completed the transactions contemplated in this prospectus on January 1, 2003, pro forma, as adjusted cash available from operating surplus generated during the year ended December 31, 2003 would have been $25.4 million. The amount of pro forma, as adjusted cash available from operating surplus generated during 2003 would have been sufficient to allow us to pay the full minimum quarterly distribution on our common units but only 23.6% of the minimum quarterly distribution on the subordinated units during that period. For a calculation of our ability to make distributions to unitholders based on our pro forma results for the year ended December 31, 2003 and the six months ended June 30, 2004, please read “Cash Available for Distribution” and Appendix D included elsewhere in this prospectus.

The assumptions underlying the forecast of cash available for distribution we include in “Cash Available for Distribution — Forecasted Available Cash From Operating Surplus” are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

      The forecast of cash available for distribution set forth in “Cash Available for Distribution — Forecasted Available Cash From Operating Surplus” includes our forecast of operating results and cash flows for the year ending December 31, 2005. The financial forecast has been prepared by management and we have not received an opinion or report on it from our or any other independent auditor. In addition, our forecast includes a calculation of available cash from operating surplus. The assumptions underlying the forecast are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted. If we do not achieve the forecasted results, we may not be able to pay the full minimum quarterly distribution or any amount on the common units or subordinated units, in which event the market price of the common units may decline materially.

We must make substantial capital expenditures to maintain the operating capacity of our fleet, which will reduce our cash available for distribution. In addition, each quarter our general partner is required to deduct estimated maintenance capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance capital expenditures were deducted.

      We must make substantial capital expenditures to maintain, over the long term, the operating capacity of our fleet, which we estimate will average approximately $16.1 million per year for the useful lives of our existing vessels. These maintenance capital expenditures include capital expenditures associated with drydocking a vessel, modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain the operating capacity of our fleet. These expenditures could increase as a result of changes in:

•	the cost of labor and materials;

•	customer requirements;

•	increases in the size of our fleet;

•	governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; and

•	competitive standards.

      Our significant maintenance capital expenditures will reduce the amount of cash we have available for distribution to our unitholders.

      In addition, our actual maintenance capital expenditures will vary significantly from quarter to quarter based on, among other things, the number of vessels drydocked during that quarter. Our partnership agreement requires our general partner to deduct estimated, rather than actual, maintenance capital expenditures from operating surplus each quarter in an effort to reduce fluctuations in operating surplus. The amount of estimated maintenance capital expenditures deducted from operating surplus is subject to review and change by the conflicts committee at least once a year. In years when estimated maintenance capital expenditures are higher than actual maintenance capital expenditures — as we expect will be the case in the years we are not required to make expenditures for mandatory drydockings — the amount of cash available for distribution to unitholders will be lower than if actual maintenance capital expenditures were deducted from operating surplus. If our general partner underestimates the appropriate level of estimated maintenance capital expenditures, we may have less cash available for distribution in future periods when actual capital expenditures begin to exceed our previous estimates.

We will be required to make substantial capital expenditures to expand the size of our fleet. We generally will be required to make significant installment payments for acquisitions of newbuilding vessels prior to their delivery and generation of revenue. Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our ability to make cash distributions may be diminished or our financial leverage could increase or our unitholders could be diluted.

      We intend to make substantial capital expenditures to increase the size of our fleet, particularly the number of LNG carriers we own. The total delivered cost of a new LNG carrier is currently approximately $200 million, although the actual cost will vary significantly depending on the market price charged by shipyards, the size of the vessel, governmental regulations and maritime self-regulatory organization standards.

      We generally will be required to make installment payments on newbuildings prior to their delivery. We typically must pay 20% of the purchase price of an LNG carrier upon signing the purchase contract, even though delivery of the completed vessel will not occur until much later (approximately three years later for current orders). If we finance these acquisition costs by issuing debt or equity securities, we will increase the aggregate amount of interest or minimum quarterly distributions we must make prior to generating cash from the operation of the newbuilding.

      We have a commitment to acquire a Suezmax newbuilding tanker scheduled for delivery in the third quarter of 2005. We have borrowed under a temporary financing facility to make total progress payments of $4.8 million towards the total $50.0 million purchase price of the Suezmax newbuilding. We also have agreed to purchase from Teekay Shipping Corporation all of its interest in three LNG newbuildings and related long-term, fixed-rate time charters for an estimated $124.5 million, plus the assumption of approximately $468.0 million in construction debt financing. This purchase will take place in connection with the delivery of the first newbuilding scheduled for the fourth quarter of 2006. We will finance the $124.5 million either through internally generated funds, debt or equity financings or, at Teekay Shipping Corporation’s election, the issuance to it of our common units. Please read “Certain Relationships and Related Party Transactions — Agreement to Purchase RasGas II Interest.”

      In addition, we are obligated to purchase four of our existing Suezmax tankers upon the termination of the related capital leases, which will occur at various times from 2007 to 2011, seven years from the respective commencement dates of the capital leases. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which we expect to range from $39.4 million to $43.5 million per vessel.

      To fund the remaining portion of these and other capital expenditures, we will be required to use cash from operations or incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations will reduce cash available for distributions to unitholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to make cash distributions. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay cash distributions to unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to meet our minimum quarterly distribution to unitholders, which could have a material adverse effect on our ability to make cash distributions.

Our substantial debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

      Assuming we had completed this offering and the related transactions on June 30, 2004, our consolidated debt and capital lease obligations would have been $828 million. In addition, we anticipate having the capacity to borrow $100 million under a revolving credit facility that we expect to enter into prior to completion of this offering. Following this offering, we will continue to have the ability to incur additional debt, subject to limitations in our credit facility. Our level of debt could have important consequences to us, including the following:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	we will need a substantial portion of our cash flow to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders;

•	our debt level will make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

      Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

We derive a substantial majority of our revenues from three customers, and the loss of any customer, time charter or vessel could result in a significant loss of revenues and cash flow.

      We have derived, and believe that we will continue to derive, a significant portion of our revenues and cash flow from a limited number of customers. Compania Espanola de Petroleos, S.A. (or CEPSA), an international oil company, accounted for approximately 47% of our revenues during 2003 and 39% of our revenues during the six months ended June 30, 2004. In addition, two other customers, Spanish energy companies Repsol YPF, S.A. and Gas Natural SDG, S.A., accounted for 26% and 11%, respectively, of our revenues in 2003 and 19% and 22%, respectively, of our revenues in the six months ended June 30, 2004. Together, these three customers accounted for approximately 84% of our revenues during 2003 and 80% of our revenues for the six months ended June 30, 2004. No other customer accounted for 10% or more of our revenues during either of these periods. After the delivery in 2006 and 2007 of the three LNG newbuildings we have agreed to purchase from Teekay Shipping Corporation and commencement of payments by RasGas II under the related time charters, we will derive a significant amount of our revenues from that customer.

      We could lose a customer or the benefits of a time charter if:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•	the customer exercises certain rights to terminate the charter, purchase or cause the sale of the vessel or, under some of our charters, convert the time charter to a bareboat charter (some of which rights are exercisable at any time);

•	the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter; or

•	under some of our time charters, the customer terminates the charter because of the termination of the charterer’s LNG sales agreement supplying the LNG designated for our services, or a prolonged force majeure event affecting the customer, including damage to or destruction of relevant LNG production or regasification facilities, war or political unrest preventing us from performing services for that customer.

Please read “Business — LNG Time Charters — Purchase Options, Termination Rights and Bareboat Conversion Options” and “Business — Crude Oil Time Charters — CEPSA’s Right to Terminate.”

      If we lose a key LNG time charter, we may be unable to re-deploy the related vessel on terms as favorable to us due to the long-term nature of most LNG time charters and the lack of an established LNG spot market. If we are unable to re-deploy an LNG carrier, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition. In addition, if a customer exercises its right to purchase a vessel, we would not receive any further revenue from the vessel and may be unable to obtain a substitute vessel and charter. This may cause us to receive decreased revenue and cash flows from having fewer vessels operating in our fleet. Any compensation under our charters for a purchase of the vessels may not adequately compensate us for the loss of the vessel and related time charter.

      If we lose a key Suezmax tanker customer, we may be unable to obtain other long-term Suezmax charters and may become subject to the volatile spot market, which is highly competitive and subject to significant price fluctuations. If a customer exercises its right under some charters to purchase or force a sale of the vessel, we may be unable to acquire an adequate replacement vessel or may be forced to construct a new vessel. Any replacement newbuilding would not generate revenues during its construction and we may be unable to charter any replacement vessel on terms as favorable to us as those of the terminated charter.

      The loss of any of our customers, time charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

We depend on Teekay Shipping Corporation to assist us in operating our business, competing in our markets, and providing interim financing for three new LNG carriers.

      Pursuant to certain services agreements between us and certain of our operating subsidiaries, on the one hand, and certain subsidiaries of Teekay Shipping Corporation, on the other hand, the Teekay Shipping Corporation subsidiaries will provide to us administrative services and to such operating subsidiaries significant operational services (including vessel maintenance, crewing for some of our vessels, purchasing, shipyard supervision, insurance and financial services) and other technical, advisory and administrative services. Our operational success and ability to execute our growth strategy will depend significantly upon Teekay Shipping Corporation’s satisfactory performance of these services. Our business will be harmed if Teekay Shipping Corporation fails to perform these services satisfactorily or if Teekay Shipping Corporation stops providing these services to us.

      Our ability to compete for the transportation requirements of LNG projects and to enter into new time charters and expand our customer relationships will depend largely on our ability to leverage our relationship with Teekay Shipping Corporation and its reputation and relationships in the shipping industry. If Teekay Shipping Corporation suffers material damage to its reputation or relationships, it may harm our ability to:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	successfully interact with shipyards during periods of shipyard construction constraints;

•	obtain financing on commercially acceptable terms; or

•	maintain satisfactory relationships with our employees and suppliers.

      If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

      Teekay Shipping Corporation is also incurring all costs for the construction and delivery of the three RasGas II LNG newbuildings. Upon their delivery, we will purchase all of the interest of Teekay Shipping Corporation in the vessels at a price that will reimburse Teekay Shipping Corporation for these costs and compensate it for its average weighted cost of capital on the construction payments. If Teekay Shipping Corporation fails to continue to make construction payments for these vessels, we could lose access to the vessels as a result of the default or we may need to finance these vessels before they begin operating and generating voyage revenues, which could harm our business and reduce our ability to make cash distributions.

Our growth depends on continued growth in demand for LNG and LNG shipping.

      Our growth strategy focuses on expansion in the LNG shipping sector. Accordingly, our growth depends on continued growth in world and regional demand for LNG and LNG shipping, which could be negatively affected by a number of factors, such as:

•	increases in the cost of natural gas derived from LNG relative to the cost of natural gas generally;

•	increases in the production of natural gas in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-natural gas pipelines to natural gas pipelines in those markets;

•	decreases in the consumption of natural gas due to increases in its price relative to other energy sources or other factors making consumption of natural gas less attractive;

•	availability of new, alternative energy sources, including compressed natural gas; and

•	negative global or regional economic or political conditions, particularly in LNG consuming regions, which could reduce energy consumption or its growth.

      Reduced demand for LNG and LNG shipping would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.

Growth of the LNG market may be limited by infrastructure constraints and community and environmental group resistance to new LNG infrastructure over concerns about the environment, safety and terrorism.

      A complete LNG project includes production, liquefaction, regasification, storage and distribution facilities and LNG carriers. Existing LNG projects and infrastructure are limited, and new or expanded LNG projects are highly complex and capital-intensive, with new projects often costing several billion dollars. Many factors could negatively affect continued development of LNG infrastructure or disrupt the supply of LNG, including:

•	increases in interest rates or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;

•	decreases in the price of LNG, which might decrease the expected returns relating to investments in LNG projects;

•	the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities;

•	local community resistance to proposed or existing LNG facilities based on safety, environmental or security concerns;

•	any significant explosion, spill or similar incident involving an LNG facility or LNG carrier;

•	labor or political unrest affecting existing or proposed areas of LNG production; and

•	capacity constraints at existing shipyards, which are expected to continue until at least the end of 2007.

      We expect that as a result of the factors discussed above, some of the proposals to expand existing or develop new LNG liquefaction and regasification facilities will be abandoned or significantly delayed. For example, until recently Bolivia had suspended its LNG export program because of political unrest, and an LNG project in Peru has been delayed by problems in arranging financing.

      Explosions at an LNG plant in Algeria in January and August 2004 have also increased public concern about the safety of LNG facilities. In addition, the proposed construction of new LNG import terminals in some locations in North America has met with significant community and environmental group resistance over concerns about the environment, safety and terrorism.

      If the LNG supply chain is disrupted or does not continue to grow, or if a significant LNG explosion, spill or similar incident occurs, it could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Our growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we will face substantial competition.

      One of our principal objectives is to enter into additional long-term, fixed-rate LNG time charters. The process of obtaining new long-term LNG time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. LNG shipping contracts are awarded based upon a variety of factors relating to the vessel operator, including:

•	shipping industry relationships and reputation for customer service and safety;

•	LNG shipping experience and quality of ship operations (including cost effectiveness);

•	quality and experience of seafaring crew;

•	the ability to finance LNG carriers at competitive rates and financial stability generally;

•	relationships with shipyards and the ability to get suitable berths;

•	construction management experience, including the ability to obtain on-time delivery of new vessels according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

      We expect substantial competition for providing marine transportation services for potential LNG projects from a number of experienced companies, including state-sponsored entities and major energy companies affiliated with the LNG project requiring LNG shipping services. Many of these competitors have significantly greater financial resources than do we or Teekay Shipping Corporation. We anticipate that an increasing number of marine transportation companies — including many with strong reputations and extensive resources and experience — will enter the LNG transportation sector. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Delays in deliveries of newbuildings could harm our operating results and lead to the termination of related time charters.

      We are scheduled to take delivery of a newbuilding Suezmax tanker in the third quarter of 2005, and we have agreed to purchase all the interest of Teekay Shipping Corporation in the three RasGas II vessels upon their deliveries scheduled for the fourth quarter of 2006 and the first half of 2007. The delivery of these vessels, or any other newbuildings we may order, could be delayed, which would delay our receipt of revenues under the time charters for the vessels. In addition, under some of our charters if our delivery of a vessel to our customer is delayed, we may be required to pay liquidated damages in amounts equal to or, under some charters, almost double, the hire rate during the delay. For prolonged delays, the customer may terminate the time charter and, in addition to the resulting loss of revenues, we may be responsible for additional, substantial liquidated damages.

      Our receipt of newbuildings could be delayed because of:

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy or other financial crisis of the shipbuilder;

•	a backlog of orders at the shipyard;

•	political or economic disturbances in South Korea or Spain, where the vessels are being built;

•	weather interference or catastrophic event, such as a major earthquake or fire;

•	our requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	our inability to finance the purchase of the vessels; or

•	our inability to obtain requisite permits or approvals.

      If delivery of a vessel is materially delayed, it could adversely affect our results of operations and financial condition and our ability to make cash distributions.

We may have more difficulty entering into long-term, fixed-rate time charters if an active short-term or spot LNG shipping market develops.

      LNG shipping historically has been transacted with long-term, fixed-rate time charters, usually with terms ranging from 20 to 25 years. One of our principal strategies is to enter into additional long-term, fixed-rate LNG time charters. However, the number of spot and short-term charters has been increasing, with LNG charters under 12 months in duration growing from less than 2% of the market in the late 1990s to almost 11% in 2003. For example, substantially all LNG shipped into the Lake Charles, Louisiana terminal in 2002 was shipped under short-term charters. The U.S. Department of Energy estimates that spot and short-term charters could account for 15% to 20% of global LNG shipping imports by 2013, with short-term charters occurring primarily in the Atlantic region.

      If an active spot or short-term market continues to develop, we may have increased difficulty entering into long-term, fixed-rate time charters for our LNG vessels and, as a result, our cash flow may decrease and be less stable. In addition, an active short-term or spot LNG market may require us to enter into charters based on changing market prices, as opposed to contracts based on a fixed rate, which could result in a decrease in our cash flow in periods when the market price for shipping LNG is depressed or insufficient funds are available to cover our financing costs for related vessels.

Over time, vessel values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of a vessel, we may incur a loss.

      Vessel values for LNG carriers and Suezmax oil tankers can fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic conditions in natural gas, oil and energy markets;

•	a substantial or extended decline in demand for natural gas, LNG or oil;

•	increases in the supply of vessel capacity; and

•	the cost of retrofitting or modifying existing vessels, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

      If a charter terminates, we may be unable to re-deploy the vessel at attractive rates and, rather than continue to incur costs to maintain and finance it, may seek to dispose of it. Our inability to dispose of the vessel at a reasonable value could result in a loss on its sale and adversely affect our results of operations and financial condition.

We may be unable to make or realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results.

      Our growth strategy includes selectively acquiring existing LNG carriers or LNG shipping businesses. Historically, there have been very few purchases of existing vessels and businesses in the LNG shipping industry. Factors that may contribute to a limited number of acquisition opportunities in the LNG industry in the near term include the relatively small number of independent LNG fleet owners and the limited number of LNG carriers not subject to existing long-term charter contracts. In addition, competition from other companies could reduce our acquisition opportunities or cause us to pay higher prices.

      Any acquisition of a vessel or business may not be profitable to us at or after the time we acquire it and may not generate cash flow sufficient to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;

•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired; or

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

      Unlike newbuildings, existing vessels typically do not carry warranties as to their condition. While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flow and reduce our liquidity.

Terrorist attacks, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.

      Terrorist attacks, such as the attacks that occurred in the United States on September 11, 2001 and the bombings in Spain on March 11, 2004, and the current conflicts in Iraq and Afghanistan and other current and future conflicts, may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States, Spain or elsewhere, which may contribute further to economic instability and disruption of LNG and oil production and distribution, which could result in reduced demand for our services.

      In addition, LNG and oil facilities, shipyards, vessels, pipelines and oil and gas fields could be targets of future terrorist attacks. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport LNG, natural gas and oil to or from certain locations. Terrorist attacks, war or other events beyond our control that adversely affect the distribution, production or transportation of LNG or oil to be shipped by us could entitle our customers to terminate our charter contracts, which would harm our cash flow and our business.

      Terrorist attacks, or the perception that LNG facilities and LNG carriers are potential terrorist targets, could materially and adversely affect expansion of LNG infrastructure and the continued supply of LNG to the United States and other countries. Concern that LNG facilities may be targeted for attack by terrorists has contributed to significant community and environmental resistance to the construction of a number of LNG facilities, primarily in North America. If a terrorist incident involving an LNG facility or LNG carrier did occur, in addition to the possible effects identified in the previous paragraph, the incident may adversely affect construction of additional LNG facilities in the United States and other countries or the temporary or permanent closing of various LNG facilities currently in operation.

Our substantial operations outside the United States expose us to political, governmental and economic instability, which could harm our operations.

      Because our operations are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered. Any disruption caused by these factors could harm our business. In particular, we derive a substantial portion of our revenues from shipping LNG and oil from politically unstable regions. Past political conflicts in these regions, particularly in the Arabian Gulf, have included attacks on ships, mining of waterways and other efforts to disrupt shipping in the area. In addition to acts of terrorism, vessels trading in this and other regions have also been subject, in limited instances, to piracy. Future hostilities or other political instability in the Arabian Gulf or other regions where we operate or may operate could have a material adverse effect on the growth of our business, results of operations and financial condition and our ability to make cash distributions. For example, in 2001 Indonesian insurgents forced a four-month shutdown of ExxonMobil’s ARCO LNG liquefaction plant and in March 2004 tugboat workers conducted a two-day strike that shut down operations at Trinidad and Tobago’s liquefaction facilities. In addition, tariffs, trade embargoes and other economic sanctions by Spain, the United States or other countries against countries in the Middle East, Southeast Asia or elsewhere as a result of terrorist attacks, hostilities or otherwise may limit trading activities with those countries, which could also harm our business and ability to make cash distributions.

Marine transportation is inherently risky, and an incident involving significant loss of or environmental contamination by any of our vessels could harm our reputation and business.

      Our vessels and their cargoes are at risk of being damaged or lost because of events such as:

•	marine disasters;

•	bad weather;

•	mechanical failures;

•	grounding, fire, explosions and collisions;

•	piracy;

•	human error; and

•	war and terrorism.

      An accident involving any of our vessels could result in any of the following:

•	death or injury to persons, loss of property or environmental damage;

•	delays in the delivery of cargo;

•	loss of revenues from or termination of charter contracts;

•	governmental fines, penalties or restrictions on conducting business;

•	higher insurance rates; and

•	damage to our reputation and customer relationships generally.

      Any of these results could have a material adverse effect on our business, financial condition and operating results.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

      The operation of LNG carriers and oil tankers is inherently risky. Although we carry protection and indemnity insurance, all risks may not be adequately insured against, and any particular claim may not be paid. In addition, we do not carry insurance on our Suezmax tankers covering the loss of revenues resulting from vessel off-hire time based on its cost compared to our off-hire experience. In the future, we may not continue to maintain off-hire insurance for our LNG carriers. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

      We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could harm our business, financial condition and operating results. Any uninsured or underinsured loss could harm our business and financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations.

      Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain. In addition, the insurance that may be available to us may be significantly more expensive than our existing coverage.

The marine energy transportation industry is subject to substantial environmental and other regulations, which may significantly limit our operations or increase our expenses.

      Our operations are affected by extensive and changing environmental protection laws and other regulations and international conventions. We have incurred, and expect to continue to incur, substantial expenses in complying with these laws and regulations, including expenses for vessel modifications and changes in operating procedures. Additional laws and regulations may be adopted that could limit our ability to do business or further increase our costs, which could harm our business. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.

      The United States Oil Pollution Act of 1990 (or OPA 90), for instance, increased expenses for us and others in our industry. OPA 90 provides for potentially unlimited joint, several, and strict liability for owners, operators and demise or bareboat charterers for oil pollution and related damages in U.S. waters, which include the U.S. territorial sea and the 200-nautical mile exclusive economic zone around the United States. OPA 90 applies to discharges of any oil from a vessel, including discharges of oil tanker cargoes and discharges of fuel and lubricants from an oil tanker or LNG carrier. To comply with OPA 90, vessel owners generally incur increased costs in meeting additional maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining required insurance coverage. OPA 90 contains financial responsibility requirements for vessels operating in U.S. waters and requires vessel owners and operators to establish and maintain with the U.S. Coast Guard evidence of insurance or of qualification as a self-insurer or other acceptable evidence of financial responsibility sufficient to meet certain potential liabilities under OPA 90 and the U.S. Comprehensive Environmental Response, Compensation and Liability Act (or CERCLA), which imposes similar liabilities upon owners, operators and bareboat charterers of vessels from which a discharge of “hazardous substances” (other than oil) occurs. While LNG should not be considered a hazardous substance under CERCLA, additives to fuel oil or lubricants used on LNG carriers might fall within its scope. Under OPA 90 and CERCLA, owners, operators and bareboat charterers are jointly and severally strictly liable for costs of cleanup and damages resulting from a discharge or threatened discharge within U.S. waters. This means we may be subject to liability even if we are not negligent or at fault.

      Most states in the United States bordering on a navigable waterway have enacted legislation providing for potentially unlimited strict liability without regard to fault for the discharge of pollutants within their waters. An oil spill or other event could result in significant liability, including fines, penalties, criminal liability and costs for natural resource damages. The potential for these releases could increase to the extent we increase our operations in U.S. waters.

      OPA 90 and CERCLA do not preclude claimants from seeking damages for the discharge of oil and hazardous substances under other applicable law, including maritime tort law. Such claims could include attempts to characterize seaborne transportation of LNG as an ultra-hazardous activity, which attempts, if successful, would lead to our being strictly liable for damages resulting from that activity.

      In addition, we believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will generally lead to additional regulatory requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements on all vessels in the LNG carrier and oil tanker markets.

Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.

      We are paid in Euros under some of our charters, and a substantial majority of our vessel operating expenses and general and administrative expenses are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. We also make payments under two Euro-denominated term loans. If the amount of our Euro-denominated obligations exceeds our Euro-denominated revenues, we must convert other currencies, primarily the U.S. Dollar, into Euros. An increase in the strength of the Euro relative to the U.S. Dollar would require us to convert more U.S. Dollars to Euros to satisfy those obligations, which would cause us to have less cash available for distribution. In addition, if we do not have sufficient U.S. Dollars, we may be required to convert Euros into U.S. Dollars for distributions to unitholders. An increase in the strength of the U.S. Dollar relative to the Euro could cause us to have less cash available for distribution in this circumstance. We have not entered into currency swaps or forward contracts or similar derivatives to mitigate this risk.

      Because we report our operating results in U.S. Dollars, changes in the value of the U.S. Dollar relative to the Euro also result in fluctuations in our reported revenues and earnings. In addition, under U.S. accounting guidelines, all foreign currency-denominated monetary assets and liabilities such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, long-term debt and capital lease obligations are revalued and reported based on the prevailing exchange rate at the end of the period. This revaluation causes us to report significant non-monetary foreign currency exchange gains and losses each period. The primary source for these gains and losses is our Euro-denominated term loans. In 2002, 2003 and the six months ended June 30, 2004, we reported foreign currency exchange losses of $44.3 million and $71.5 million and a gain of $11.8 million, respectively.

Our limited experience in LNG shipping could affect our ability to operate profitably and grow.

      We have limited experience providing LNG marine transportation services. Teekay Spain began owning and operating LNG carriers in 2002 and, prior to its acquisition of Teekay Spain in 2004, Teekay Shipping Corporation did not own LNG carriers and only provided limited services related to marine transportation of LNG. Our and Teekay Shipping Corporation’s lack of significant experience in LNG shipping could affect our ability to operate our business profitably, to expand relationships with existing customers and to obtain new customers. Our failure to achieve any of these objectives could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

We have no history operating as a separate publicly traded entity and will incur increased costs as a result of being a publicly traded limited partnership.

      We have no history operating as a separate publicly traded entity. As a publicly traded limited partnership, we will be required to comply with the SEC’s reporting requirements and with corporate governance and related requirements of the Sarbanes-Oxley Act, the SEC and the securities exchange on which our common units will be listed. We will incur significant legal, accounting and other expenses in complying with these and other applicable regulations. We anticipate that our incremental general and administrative expenses as a publicly traded limited partnership will be approximately $1.0 million annually, and will include costs associated with annual reports to unitholders, tax return and Schedule K-1 preparation and distribution, investor relations, registrar and transfer agent’s fees, incremental director and officer liability insurance costs and director compensation.

Many of our seafaring employees are covered by collective bargaining agreements and the failure to renew those agreements or any future labor agreements may disrupt our operations and adversely affect our cash flows.

      A significant portion of our seafarers, and the seafarers employed by Teekay Shipping Corporation and its other affiliates that crew our vessels, are employed under collective bargaining agreements, which expire at varying times through 2008. The collective bargaining agreement for our Spanish Suezmax tanker crew members (covering four Suezmax tankers) expires at the end of 2005. We may be subject to similar labor agreements in the future. We may be subject to labor disruptions in the future if our relationships deteriorate with our seafarers or the unions that represent them. Our collective bargaining agreements may not prevent labor disruptions, particularly when the agreements are being renegotiated. Any labor disruptions could harm our operations and could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Due to our lack of diversification, adverse developments in our LNG or oil marine transportation business could reduce our ability to make distributions to our unitholders.

      We rely exclusively on the cash flow generated from our LNG carriers and Suezmax oil tankers that operate in the LNG and oil marine transportation business. Due to our lack of diversification, an adverse development in the LNG or oil shipping industry would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of business.

Risks Inherent in an Investment in Us

     Teekay Shipping Corporation and its affiliates may engage in competition with us.

      Teekay Shipping Corporation and its affiliates may engage in competition with us. Pursuant to the omnibus agreement, Teekay Shipping Corporation and its controlled affiliates (other than us and our subsidiaries) generally will agree not to own, operate or charter LNG carriers without the consent of our general partner. The omnibus agreement, however, allows Teekay Shipping Corporation or any of such controlled affiliates to acquire LNG carriers and related time charters as part of a business if a majority of the value of the acquisition is not attributable to the LNG carriers and time charters as determined in good faith by the board of directors of Teekay Shipping Corporation. However, if at any time Teekay Shipping Corporation completes such an acquisition, it must offer to sell the LNG carriers and related time charters to us for their fair market value plus any additional tax or other similar costs to Teekay Shipping Corporation that would be required to transfer the LNG carriers and time charters to us separately from the acquired business. If we decline the offer to purchase the LNG carriers and time charters, Teekay Shipping Corporation may operate the LNG carriers, but may not expand that portion of its business.

      In addition, pursuant to the omnibus agreement, Teekay Shipping Corporation or any of its controlled affiliates (other than us and our subsidiaries) may:

•	acquire, operate or charter LNG carriers if our general partner has previously advised Teekay Shipping Corporation that the board of directors of our general partner has elected, with the approval of its conflicts committee, not to cause us or our subsidiaries to acquire or operate the carriers;

•	acquire or operate assets if they are ancillary to LNG carriers acquired by Teekay Shipping Corporation or any of its controlled affiliates (other than us and our subsidiaries) pursuant to the exceptions described in the Omnibus Agreement; and

•	provide ship management services relating to LNG carriers.

      If Teekay Shipping Corporation or its affiliates no longer control our partnership or there is a change of control of Teekay Shipping Corporation, the non-competition provisions of the omnibus agreement may terminate, which termination could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions. Please read “Certain Relationships and Related Party Transactions — Omnibus Agreement.”

Our general partner and its other affiliates have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to your detriment.

      Following this offering, Teekay Shipping Corporation will indirectly own the 2% general partner interest and a 75.9% limited partner interest in us and will own and control our general partner. Conflicts of interest may arise between Teekay Shipping Corporation and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

•	neither our partnership agreement nor any other agreement requires our general partner or Teekay Shipping Corporation to pursue a business strategy that favors us or utilizes our assets, and Teekay Shipping Corporation’s officers and directors have a fiduciary duty to make decisions in the best interests of the stockholders of Teekay Shipping Corporation, which may be contrary to our interests;

•	the executive officers and three of the directors of our general partner also serve as executive officers or directors of Teekay Shipping Corporation;

•	our general partner is allowed to take into account the interests of parties other than us, such as Teekay Shipping Corporation, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders;

•	our general partner has limited its liability and reduced its fiduciary duties under the laws of the Marshall Islands, while also restricting the remedies available to our unitholders, and as a result of purchasing common units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner, all as set forth in the partnership agreement;

•	our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional partnership securities and reserves, each of which can affect the amount of cash that is available for distribution to our unitholders;

•	in some instances, our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units or to make incentive distributions or to accelerate the expiration of the subordination period;

•	our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

•	our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf;

•	our general partner controls the enforcement of obligations owed to us by it and its affiliates; and

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

      Please read “Certain Relationships and Related Party Transactions — Omnibus Agreement,” “Conflicts of Interest and Fiduciary Duties” and “The Partnership Agreement.”

Our partnership agreement limits our general partner’s fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner.

      Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by Marshall Islands law. For example, our partnership agreement:

•	permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Where our partnership agreement permits, our general partner may consider only the interests and factors that it desires, and in such cases it has no duty or obligation to give any consideration to any interest of, or factors affecting us, our affiliates or any limited partner;

•	provides that our general partner is entitled to make other decisions in “good faith” if it reasonably believes that the decision is in our best interests;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the general partner or those other persons acted in bad faith or engaged in fraud, willful misconduct or gross negligence.

      In order to become a limited partner of our partnership, a common unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Fiduciary Duties — Fiduciary Duties.”

Fees and cost reimbursements, which our general partner will determine for services provided to us and certain of our subsidiaries, will be substantial and will reduce our cash available for distribution to you.

      Prior to making any distribution on the common units, we will pay fees for services provided to us and certain of our subsidiaries by certain subsidiaries of Teekay Shipping Corporation, and we will reimburse our general partner for all expenses it incurs on our behalf. These fees will be negotiated on our behalf by our general partner, and our general partner will also determine the amounts it is reimbursed. These fees and expenses will include all costs incurred in providing certain advisory, ship management, technical and administrative services to us and certain of our subsidiaries, including services rendered to us pursuant to the agreements described below under “Certain Relationships and Related Party Transactions — Advisory and Administrative Services Agreements.” In addition, our general partner and its affiliates may provide us with other services for which the general partner or its affiliates may charge us fees. Please read “Certain Relationships and Related Party Transactions” and “Conflicts of Interest and Fiduciary Duties — Conflicts of Interest.” The payment of fees to Teekay Shipping Corporation subsidiaries and reimbursement of expenses to our general partner could adversely affect our ability to pay cash distributions to you.

Even if unitholders are dissatisfied, they cannot remove our general partner without its consent.

      Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders did not elect our general partner or its board of directors and will have no right to elect our general partner or its board of directors on an annual or other continuing basis. The board of directors of our general partner is chosen by Teekay Shipping Corporation. Furthermore, if the unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

      The unitholders will be unable initially to remove the general partner without its consent because the general partner and its affiliates will own sufficient units upon completion of this offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding units voting together as a single class is required to remove the general partner. Following the closing of this offering, Teekay Shipping Corporation will own 77.5% of the units. Also, if the general partner is removed without cause during the subordination period and units held by the general partner and Teekay Shipping Corporation are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units and any existing arrearages on the common units will be extinguished. A removal of the general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business, so the removal of the general partner because of the unitholders’ dissatisfaction with the general partner’s performance in managing our partnership will most likely result in the termination of the subordination period.

      Furthermore, unitholders’ voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than the general partner, its affiliates, their transferees, and persons who acquired such units with the prior approval of the board of directors of the general partner, cannot vote on any matter. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

     The control of our general partner may be transferred to a third party without unitholder consent.

      Our general partner may transfer its general partner interest to a third party in a sale of all or substantially all of its assets without the consent of the unitholders. In addition, our partnership agreement does not restrict the ability of the members of our general partner from transferring their respective membership interests in our general partner to a third party. In the event of any such transfer, the new members of our general partner would be in a position to replace the board of directors and officers of our general partner with their own choices and to control the decisions taken by the board of directors and officers.

You will experience immediate and substantial dilution of $5.45 per common unit.

      The assumed initial public offering price of $20.00 per common unit exceeds pro forma net tangible book value of $14.55 per common unit. Based on an assumed initial public offering price of $20.00 per unit, you will incur immediate and substantial dilution of $5.45 per common unit. This dilution results primarily because the assets contributed by our general partner and its affiliates are recorded at their historical cost, and not their fair value, in accordance with GAAP. Please read “Dilution.”

We may issue additional common units without your approval, which would dilute your ownership interests.

      During the subordination period, our general partner, without the approval of our unitholders, may cause us to issue up to 6,102,514 additional common units and an unlimited number of common units for the acquisition of any of the interests in the RasGas II vessels. Our general partner may also cause us to issue an unlimited number of additional common units or other equity securities of equal rank with the common units, without unitholder approval, in a number of circumstances such as:

•	the issuance of common units upon any exercise of the underwriters’ over-allotment option;

•	the issuance of common units in connection with acquisitions or capital improvements that increase cash flow from operations per unit on an estimated pro forma basis;

•	the issuance of common units to repay debt, where the distribution obligations associated with the units is less than the cost to service the debt;

•	the conversion of subordinated units into common units;

•	the conversion of units of equal rank with the common units into common units under some circumstances;

•	in the event of a combination or subdivision of common units;

•	the issuance of common units under our employee benefit plans; or

•	the conversion of the general partner interest and the incentive distribution rights into common units as a result of the withdrawal or removal of our general partner.

      The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

      After the end of the subordination period, we may issue an unlimited number of limited partner interests of any type without the approval of our unitholders. Our partnership agreement does not give our unitholders the right to approve our issuance of equity securities ranking junior to the common units at any time.

In establishing cash reserves, our general partner may reduce the amount of cash available for distribution to you.

      Our partnership agreement requires our general partner to deduct from operating surplus cash reserves that it determines are necessary to fund our future operating expenditures. These reserves also will affect the amount of cash available for distribution. Our general partner may establish reserves for distributions on the subordinated units, but only if those reserves will not prevent us from distributing the full minimum quarterly distribution, plus any arrearages, on the common units for the following four quarters. As described above in “Risks Inherent in Our Business — We must make substantial capital expenditures to maintain the operating capacity of our fleet, which will reduce our cash available for distribution. In addition, each quarter our general partner is required to deduct estimated maintenance capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance capital expenditures were deducted,” the partnership agreement requires our general partner each quarter to deduct from operating surplus estimated maintenance capital expenditures, as opposed to actual expenditures, which could reduce the amount of available cash for distribution.

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

      If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. For additional information about the limited call right, please read “The Partnership Agreement — Limited Call Right.”

      At the completion of this offering and assuming no exercise of the underwriters’ over-allotment option, Teekay Shipping Corporation, an affiliate of our general partner, will own approximately 54.9% of the common units. At the end of the subordination period, assuming no additional issuances of common units and conversion of our subordinated units into common units, Teekay Shipping Corporation will own approximately 77.5% of the common units. Teekay Shipping Corporation will also be able to increase its percentage ownership of our common units if, in connection with the sale to us of its interest in three RasGas II LNG newbuilding carriers, it elects to receive common units in satisfaction of the $124.5 million cash purchase price for those vessels. If Teekay Shipping Corporation makes this election and receives common units, then after subordinated units are converted to common units our general partner and its affiliates may own a sufficient percentage of our common units to enable our general partner to exercise its limited call right. Please read “Certain Relationships and Related Party Transactions — Agreement to Purchase RasGas II Interest” for additional information about the agreement to purchase the RasGas II interest.

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

      Our partnership agreement restricts unitholders’ voting rights by providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter. The partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

You may not have limited liability if a court finds that unitholder action constitutes control of our business.

      As a limited partner in a partnership organized under the laws of the Marshall Islands, you could be held liable for our obligations to the same extent as a general partner if you participate in the “control” of our business. Our general partner generally has unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to our general partner. In addition, Section 195(3) of the Marshall Islands Limited Partnership Act (or Marshall Islands Act) provides that, under some circumstances, a unitholder may be liable to us for the amount of a distribution for a period of three years from the date of the distribution. In addition, the limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some jurisdictions in which we do business. Please read “The Partnership Agreement — Limited Liability” for a discussion of the implications of the limitations on liability to a unitholder.

Our financing agreements will contain operating and financial restrictions which may restrict our business and financing activities.

      The operating and financial restrictions and covenants in our financing arrangements and any future financing agreements could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, the arrangements may restrict our ability to:

•	incur or guarantee indebtedness;

•	change ownership or structure, including mergers, consolidations, liquidations and dissolutions;

•	make dividends or distributions;

•	make capital expenditures in excess of specified levels;

•	make certain negative pledges and grant certain liens;

•	sell, transfer, assign or convey assets;

•	make certain loans and investments; and

•	enter into a new line of business.

      In addition, some of our financing arrangements require our subsidiaries to maintain restricted cash deposits and maintain minimal levels of tangible net worth. Our ability to comply with the covenants and restrictions contained in our debt instruments may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our financing agreements, a significant portion of our obligations may become immediately due and payable, and our lenders’ commitment to make further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, our obligations under a revolving credit facility we expect to enter into will be secured by certain of our assets, and if we are unable to repay our debt under the credit facility, the lenders could seek to foreclose on those assets. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Liquidity and Capital Resources — Covenants and Other Restrictions in Our Financing Agreements.”

Restrictions in our debt agreements may prevent us from paying distributions.

      Our payment of principal and interest on the debt and capital lease obligations will reduce cash available for distribution on our units. In addition, a number of our financing agreements currently prohibit the payment of distributions except in very limited circumstances. We intend to obtain amendments to these agreements prior to the closing of this offering to remove or substantially reduce those restrictions, but cannot assure you that we will obtain those amendments. These agreements also prohibit the payment of distributions upon the occurrence of the following events, among others:

•	failure to pay any principal, interest, fees, expenses or other amounts when due;

•	default under any vessel mortgage;

•	failure to notify the lenders of any material oil spill or discharge of hazardous material, or of any action or claim related thereto;

•	breach or lapse of any insurance with respect to the vessels;

•	breach of certain financial covenants;

•	failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;

•	default under other indebtedness of our operating company, our general partner or any of our subsidiaries;

•	bankruptcy or insolvency events involving us, our general partner or any of our subsidiaries;

•	failure of any representation or warranty to be materially correct;

•	a change of control, as defined in the applicable agreement; and

•	a material adverse effect, as defined in the applicable agreement, occurs relating to us or our business.

      We anticipate that any subsequent refinancing of our current debt or any new debt, including under the revolving credit facility we expect to enter into, will have similar restrictions. For more information regarding our financing arrangements, please read “Management’s Discussion and Analysis of Financial Conditions and Results of Operations — Liquidity and Capital Resources — Covenants and Other Restrictions in Our Financing Agreements.”

We can borrow money to pay distributions, which would reduce the amount of credit available to operate our business.

      Our partnership agreement will allow us to make working capital borrowings to pay distributions. Accordingly, we can make distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions. We anticipate that we will be required to reduce all working capital borrowings for this purpose under our revolving credit agreement to zero for a period of at least 15 consecutive days once each 12-month period. Any working capital borrowings by us to make distributions will reduce the amount of working capital borrowings we can make for operating our business. For more information, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

Unitholders may have limited liquidity for their common units.

      Prior to this offering, there has been no public market for the common units. After this offering, there will be only 5,500,000 publicly traded common units. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

Unitholders may have liability to repay distributions.

      Under some circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 195(3) of the Marshall Islands Act, we may not make a distribution to you unless all liabilities of the partnership, except liabilities to the general partner and limited partners on account of their contributions, have been paid or there remains property of the partnership sufficient to pay them. Marshall Islands law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Marshall Islands law will be liable to the limited partnership for the distribution amount. Assignees who become substituted limited partners are liable for the obligations of the assignor to make contributions to the partnership that are known to the assignee at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement and except for the liability to repay amounts wrongfully returned or distributed to the assignor.

We have been organized as a limited partnership under the laws of the Republic of the Marshall Islands, which does not have a well-developed body of partnership law.

      Our partnership affairs are governed by our partnership agreement and by the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably New York and Delaware. The Marshall Islands Act also provides that it is to be interpreted according to the non-statutory law of the State of New York and other states with substantially similar legislative provisions. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to New York and Delaware, which have fairly well-developed bodies of case law interpreting their respective limited partnership statutes. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as courts in those jurisdictions. For example, the rights of our unitholders and the fiduciary responsibilities of our general partner under Marshall Islands law are not as clearly established as under statutes or judicial precedent in existence in New York and Delaware. As a result, unitholders may have more difficulty in protecting their interests in the face of actions by our general partner and its officers and directors than would unitholders of a limited partnership formed in the United States.

Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

      We are organized under the laws of the Marshall Islands, and all of our assets are located outside of the United States. Our business is operated primarily from our offices in the Bahamas and Spain. In addition, our general partner is a Marshall Islands limited liability company and its directors and officers generally are or will be non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our general partner or its directors and officers. For more information regarding the relevant laws of the Marshall Islands, please read “Enforcement of Civil Liabilities.”

Tax Risks

      In addition to the following risk factors, you should read “Material U.S. Federal Income Tax Consequences” for a more complete discussion of expected material U.S. federal income tax consequences of owning and disposing of common units.

You may be required to pay U.S. taxes on your share of our income even if you do not receive any cash distributions from us.

      Assuming that you are a U.S. citizen, resident or other U.S. taxpayer, you will be required to pay U.S. federal income taxes and, in some cases, U.S. state and local income taxes on your share of our taxable income, whether or not you receive cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability that results from your share of our taxable income.

Because distributions may reduce your tax basis in our common units, you may realize greater gain on the disposition of your units than you may otherwise expect, and you may have a tax gain even if the price you receive is less than your original cost.

      If you sell your common units, you will recognize gain or loss for U.S. federal income tax purposes that is equal to the difference between the amount realized and your tax basis in those common units. Prior distributions to you in excess of the total net taxable income (or earnings and profits if we are treated as a corporation for U.S. federal income tax purposes) you were allocated for a common unit, which decreased your tax basis in that common unit, will, in effect, become taxable income to you if the common unit is sold at a price greater than your tax basis in that common unit, even if the price you receive is less than your original cost. Assuming we are not treated as a corporation for U.S. federal income tax purposes, a substantial portion of the amount realized on a sale of units, whether or not representing gain, may be ordinary income to you.

The after-tax benefit of an investment in the common units may be reduced if we are not treated as a partnership for U.S. federal income tax purposes.

      The anticipated after-tax benefit of an investment in the common units may be reduced if we are not treated as a partnership for U.S. federal income tax purposes. As described below under “Material U.S. Federal Income Tax Consequences — Classification as a Partnership,” our status as a partnership for such purposes depends upon our ability to earn “qualifying income.” Our legal counsel is of the opinion that, based upon certain representations made by us and our general partner, it is more likely than not that we will be classified as a partnership for U.S. federal income tax purposes. Because of the lack of certainty in this regard, however, we are seeking a ruling from the U.S. Internal Revenue Service (or IRS) regarding the treatment of our anticipated income from shipping operations as qualifying income. There can be no assurance that we will obtain a favorable ruling from the IRS on this or any other matter affecting us.

      If we were not treated as a partnership for U.S. federal income tax purposes, we would instead be treated as a corporation for such purposes, and you could suffer material adverse tax or economic consequences, including the following:

•	We would not be permitted to adjust the tax basis of a secondary market purchaser in our assets under Section 743(b) of the U.S. Internal Revenue Code of 1986, as described below under “Material U.S. Federal Income Tax Consequences — Consequences of Unit Ownership — Section 754 Election.” As a result, a person who purchases common units from you in the market may realize materially more taxable income each year with respect to the units if we are treated as a corporation than if we are treated as a partnership for U.S. tax purposes. This could reduce the value of your common units.

•	You would not be entitled to claim any credit against your U.S. federal income tax liability for non-U.S. income tax liabilities incurred by us if we are treated as a corporation for U.S. tax purposes. Please read “Material U.S. Federal Income Tax Consequences — Possible Classification as a Corporation.”

•	If we are treated as a corporation for U.S. tax purposes and we fail to qualify for an exemption from U.S. tax on the U.S. source portion of our income attributable to transportation that begins or ends (but not both) in the United States, we will be subject to U.S. tax on such income on a gross basis (that is, without any allowance for deductions) at a rate of 4%. The imposition of this tax would have a negative effect on our business and would result in decreased cash available for distribution to you. Please read “Material U.S. Federal Income Tax Consequences — Possible Classification as a Corporation — Taxation of Operating Income.”

If the IRS were to treat us as a corporation, we may also be considered a passive foreign investment company, which may result in adverse U.S. tax consequences to you.

      If we were treated as a corporation for U.S. federal income tax purposes, it would have to be determined whether we should be considered as a passive foreign investment company (or PFIC) for such purposes. While we do not believe, based upon our current assets and operations, that we would be considered to be a PFIC even if we were treated as a corporation, there can be no assurance that the IRS would accept this position or that the manner and extent of our operations would not change in the future such that we would be considered to be a PFIC for a future taxable year in which we were treated as a corporation.

      If we were considered to be a PFIC, you would be subject to an adverse U.S. federal income tax regime. Under this regime, a portion of the distributions you receive from us could be (1) treated as if received ratably over each of the prior years in which you held the common units, but not earlier than the first year in which we were a PFIC, (2) subject to U.S. federal income tax at the highest applicable marginal rate for each such year and (3) subject to an interest charge for the deemed deferral of this tax from each such year to the year of the actual distribution. Similar rules would apply to the gain, if any, you derive from the sale or other disposition of common units. These rules can be avoided if you are eligible to make and actually make a timely “QEF” election or mark-to-market election with respect to your units, in which case you will be required to include in income currently your pro rata share of our income or the unrealized appreciation in your common units, as applicable. If we determine that we are or might be a PFIC, we will furnish you with information concerning the potential availability of such elections. Please read “Material U.S. Federal Income Tax Consequences — Possible Classification as a Corporation — Consequences of Possible PFIC Classification.”

U.S. tax-exempt entities, regulated investment companies and non-U.S. persons face unique U.S. tax issues from owning common units that may result in adverse U.S. tax consequences to them.

      Investments in common units by U.S. tax-exempt entities, such as individual retirement accounts (known as IRAs), regulated investment companies (known as mutual funds), and non-U.S. persons raise issues unique to them. For example, assuming we are classified as a partnership for U.S. federal income tax purposes, virtually all of our income allocated to organizations exempt from U.S. federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and generally will be subject to U.S. federal income tax. Further, there are restrictions and limitations on investments in us by regulated investment companies. Finally, non-U.S. persons may be subject to a 4% U.S. federal income tax on the U.S. source portion of our gross income attributable to transportation that begins or ends in the United States, or distributions to them may be reduced on account of withholding of U.S. federal income tax by us in the event we are treated as having a fixed place of business in the United States or otherwise earn U.S. effectively connected income, unless an exemption applies and they file U.S. federal income tax returns to claim such exemption.

You may be subject to income tax in one or more non-U.S. countries as a result of owning our common units if, under the laws of any such country, we are considered to be carrying on business there. Such laws may require you to file a tax return with and pay taxes to those countries. Any foreign taxes imposed on us or any of our subsidiaries will reduce our cash available for distribution to you.

      We intend that our affairs and the business of each of our subsidiaries will be conducted and operated in a manner that minimizes foreign income taxes imposed upon us and our subsidiaries or which may be imposed upon you as a result of owning our common units. However, there is a risk that you will be subject to tax in one or more countries as a result of owning our common units if, under the laws of any such country, we are considered to be carrying on business there. If you are subject to tax in any such country, you may be required to file a tax return with and to pay tax in that country based on your allocable share of our income. We may be required to reduce distributions to you on account of any withholding obligations imposed upon us by that country in respect of such allocation to you. The United States may not allow a tax credit for any foreign income taxes that you directly or indirectly incur. The question of whether either we or any of our subsidiaries will be treated as carrying on business in any country will largely be a question of fact determined through an analysis of our contractual arrangements, including the services agreements we and certain of our operating subsidiaries will enter into with subsidiaries of Teekay Shipping Corporation, and the way we conduct our business or operations, all of which may change over time. The laws of any such country may also change, which could cause the country’s taxing authorities to determine that we are carrying on business in such country and are subject to its taxation laws. Any foreign taxes imposed on us or any of our subsidiaries will reduce our cash available for you. Please read “Non-United States Tax Consequences.”

USE OF PROCEEDS

      We expect to receive net proceeds of approximately $102.3 million from the sale of 5,500,000 common units offered by this prospectus, after deducting underwriting discounts and commissions and structuring fees but before paying estimated offering expenses. We base this amount on an assumed initial public offering price of $20.00 per common unit.

      We intend to use the net proceeds from this offering to:

•	repay $99.3 million of debt we owe to Teekay Shipping Corporation; and

•	pay $3.0 million of estimated expenses associated with this offering and the related transactions.

      Prior to the closing of this offering, Teekay Shipping Corporation will contribute $196.4 million to us and lend us $99.3 million. We will use this $295.7 million to repay debt associated with two of our LNG carriers, and we will use $99.3 million of the net proceeds of this offering to repay the loan from Teekay Shipping Corporation. The $99.3 million loan from Teekay Shipping Corporation is payable on demand and bears no interest.

      If the over-allotment option is exercised, we will use the net proceeds to repay amounts outstanding under debt facilities associated with our LNG carriers, which have fluctuating interest rates based on the London Interbank Offered Rate (or LIBOR) or Euro Interbank Offered Rate (or EURIBOR), plus a margin ranging from 1.10% to 1.30%. These facilities mature between 2011 and 2016. We have interest rate swaps for each of these debt facilities, whereby we pay a fixed interest rate on the debt instead of fluctuating rates. These swaps have effective interest rates ranging from 5.62% to 6.41%, excluding the margin we pay on our floating-rate debt. We may use part of the net proceeds from the exercise of the over-allotment option to settle the swaps upon the prepayment of the associated debt.

CAPITALIZATION

      The following table shows:

•	our historical capitalization as of June 30, 2004; and

•	our pro forma capitalization as of June 30, 2004, adjusted to reflect the offering of the common units, the application of the net proceeds we receive in this offering and the repayment of debt prior to this offering in the manner described under “Use of Proceeds” on the preceding page and the related formation and contribution transactions. See “Summary — The Transactions.”

      This table is derived from and should be read together with our historical and pro forma consolidated financial statements and the accompanying notes. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2004

	Actual	Pro Forma

	(in thousands)
Cash and cash equivalents	$21,516	$21,516
Restricted cash(1)	393,403	393,403

Total cash and restricted cash	$414,919	$414,919

Long-term debt, including current portion:
Advances from affiliate (including accrued interest)(2)	312,302	—
Long-term debt(3)	713,999	452,715
Long-term obligation under capital leases(1)	375,248	375,248

Total long-term debt	1,401,549	827,963
Equity:
Stockholders’/Partners’ deficit	(17,635)	—
Held by public:
Common units	—	99,300
Held by the general partner and its affiliates:
Common units	—	167,132
Subordinated units	—	304,226
General partner interest	—	12,417

Total equity (deficit)	(17,635)	583,075

Total capitalization	$1,383,914	$1,411,038

(1)	Under certain capital lease arrangements, we maintain restricted cash deposits equal to the present value of the remaining amounts we owe under the capital leases. The interest we receive from those deposits is used solely to pay interest associated with the capital leases, and the amount of interest we receive equals the amount of interest we pay on the capital leases.

(2)	At the closing of this offering, Teekay Shipping Corporation will contribute to us a note receivable from Luxco in the amount of $312.3 million. This note receivable is eliminated in our pro forma capitalization as an intercompany amount.

(3)	In connection with the prepayment of $295.7 million of debt prior to this offering, we will incur $34.4 million of interest rate swap settlement payments, which we ultimately expect to settle in cash but which we categorize as current portion of long-term debt in our pro forma financial statements. Accordingly, pro forma long-term debt will decrease by $261.3 million upon the closing of this offering.

DILUTION

      Dilution is the amount by which the offering price will exceed the net tangible book value per common unit after this offering. Assuming an initial public offering price of $20.00 per common unit, on a pro forma basis as of June 30, 2004, after giving effect to this offering of common units and the related formation and contribution transactions and the repayment of debt prior to the offering as described in “Use of Proceeds”, our net tangible book value was $362.5 million, or $14.55 per common unit. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit		$20.00
Pro forma net tangible book value per common unit before this offering(1)	$13.56
Increase in net tangible book value per common unit attributable to purchasers in this offering	0.99

Less: Pro forma net tangible book value per common unit after this offering(2)		14.55

Immediate dilution in net tangible book value per common unit to purchasers in this offering		$5.45

(1)	Determined by dividing the total number of units (6,705,029 common units, 12,205,029 subordinated units and the 2% general partner interest, which has a dilutive effect equivalent to 498,164 units) to be issued to our general partner and its affiliates for their contribution of assets and liabilities to us into the net tangible book value of the contributed assets and liabilities. The dilutive effect of the general partner’s interest was determined by multiplying the total number of units deemed to be outstanding after this offering (i.e., the total number of common and subordinated units outstanding divided by 98%) by the general partner’s 2% general partner interest.

(2)	Determined by dividing the total number of units (12,205,029 common units, 12,205,029 subordinated units and the 2% general partner interest, which has a dilutive effect equivalent to 498,164 units) to be outstanding after this offering into our pro forma net tangible book value, after giving effect to the application of the net proceeds of this offering.

      The following table sets forth the number of units that we will issue and the total consideration contributed to us by our general partner and its affiliates and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units Acquired		Total Consideration

	Number	Percent	Amount	Percent

General partner and its affiliates(1)(2)	19,408,222	77.9%	$483,775,000	81.5%
New investors	5,500,000	22.1	110,000,000	18.5

Total	24,908,222	100.0%	$593,775,000	100.0%

(1)	Upon the consummation of the transactions contemplated by this prospectus, our general partner and its affiliates will own an aggregate of 6,705,029 common units and 12,205,029 subordinated units and the 2% general partner interest, which has a dilutive effect equivalent to 498,164 units.

(2)	The assets contributed by our general partner and its affiliates were recorded at book value in accordance with accounting principles generally accepted in the United States. Book value of the consideration provided by our general partner and its affiliates, as of June 30, 2004, was $483.8 million.

CASH DISTRIBUTION POLICY

Distributions of Available Cash

General

      Within approximately 45 days after the end of each quarter, beginning with the quarter ending March 31, 2005, we will distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the closing of this offering through March 31, 2005 based on the actual length of the period.

Definition of Available Cash

      We define available cash in the glossary, and it generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business (including reserves for future capital expenditures and for our anticipated credit needs);

•	comply with applicable law, any of our debt instruments, or other agreements; or

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under our credit agreement and in all cases are used solely for working capital purposes or to pay distributions to partners.

Intent to Distribute the Minimum Quarterly Distribution

      We intend to distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.4125 per unit, or $1.65 per year, to the extent we have sufficient cash on hand to pay the distribution after we establish cash reserves and pay fees and expenses. The amount of available cash from operating surplus needed to pay the minimum quarterly distribution for one quarter on all units outstanding immediately after this offering and the related distribution on the 2% general partner interest is approximately $10.3 million. There is no guarantee that we will pay the minimum quarterly distribution on the common units and subordinated units in any quarter, and we will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under our credit agreement. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Covenants and Other Restrictions in Our Financing Agreements” for a discussion of the restrictions to be included in our credit agreement that may restrict our ability to make distributions.

Operating Surplus and Capital Surplus

General

      All cash distributed to unitholders will be characterized as either “operating surplus” or “capital surplus.” We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Definition of Operating Surplus

      We define operating surplus in the glossary, and for any period it generally means:

•	our cash balance on the closing date of this offering; plus

•	$10 million (as described below); plus

•	all of our cash receipts after the closing of this offering, excluding cash from (1) borrowings, other than working capital borrowings, (2) sales of equity and debt securities and (3) sales or other dispositions of assets outside the ordinary course of business; plus

•	working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; plus

•	interest paid on debt incurred and cash distributions paid on equity securities issued, in each case, to finance all or any portion of the construction, replacement or improvement of a capital asset such as vessels during the period from such financing until the earlier to occur of the date the capital asset is put into service or the date that it is abandoned or disposed of; plus

•	interest paid on debt incurred and cash distributions paid on equity securities issued, in each case, to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the construction projects described in the immediately preceding bullet; less

•	all of our operating expenditures after the closing of this offering and the repayment of working capital borrowings, but not (1) the repayment of other borrowings, (2) actual maintenance capital expenditures or (3) expansion capital expenditures; less

•	estimated maintenance capital expenditures and the amount of cash reserves established by our general partner to provide funds for future operating expenditures.

      As described above, operating surplus does not reflect actual cash on hand at closing that is available for distribution to our unitholders. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $10 million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity securities or interest payments on debt in operating surplus would be to increase operating surplus by the amount of any such cash distributions or interest payments. As a result, we may also distribute as operating surplus up to the amount of any such cash distributions or interest payments of cash we receive from non-operating sources.

     Capital Expenditures

      For purposes of determining operating surplus, maintenance capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of or the revenue generated by our capital assets, and expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by our capital assets. To the extent, however, that capital expenditures associated with acquiring a new vessel increase the revenues or the operating capacity of our fleet, those capital expenditures would be classified as expansion capital expenditures.

      Examples of maintenance capital expenditures include capital expenditures associated with drydocking a vessel or acquiring a new vessel to the extent such expenditures are incurred to maintain the operating capacity of or the revenue generated by our fleet. Maintenance capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued to finance the construction of a replacement vessel and paid during the construction period, which we define as the period beginning on the date that we enter into a binding construction contract and ending on the earlier of the date that the replacement vessel commences commercial service or the date that the replacement vessel is abandoned or disposed of. Debt incurred to pay or equity issued to fund construction period interest payments, and distributions on such equity, will also be considered maintenance capital expenditures.

      Because our maintenance capital expenditures can be very large and vary significantly in timing, the amount of our actual maintenance capital expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of operating surplus, adjusted operating surplus, and available cash for distribution to our unitholders if we subtracted actual maintenance capital expenditures from operating surplus each quarter. Accordingly, to eliminate the effect on operating surplus of these fluctuations, our partnership agreement will require that an amount equal to an estimate of the average quarterly maintenance capital expenditures necessary to maintain the operating capacity of or the revenue generated by our capital assets over the long term be subtracted from operating surplus each quarter, as opposed to the actual amounts spent. The amount of estimated maintenance capital expenditures deducted from operating surplus is subject to review and change by the board of directors of our general partner at least once a year, provided that any change must be approved by our conflicts committee. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance capital expenditures, such as a major acquisition or the introduction of new governmental regulations that will affect our fleet. For purposes of calculating operating surplus, any adjustment to this estimate will be prospective only. For a discussion of the amounts we have allocated toward estimated maintenance capital expenditures, please read “Cash Available for Distribution.”

      The use of estimated maintenance capital expenditures in calculating operating surplus will have the following effects:

•	it will reduce the risk that actual maintenance capital expenditures in any one quarter will be large enough to make operating surplus less than the minimum quarterly distribution to be paid on all the units for that quarter and subsequent quarters;

•	it will reduce the need for us to borrow under our working capital facility to pay distributions;

•	it will be more difficult for us to raise our distribution above the minimum quarterly distribution and pay incentive distributions to our general partner; and

•	it will reduce the likelihood that a large maintenance capital expenditure in a period will prevent the general partner’s affiliates from being able to convert some or all of their subordinated units into common units since the effect of an estimate is to spread the expected expense over several periods, mitigating the effect of the actual payment of the expenditure on any single period.

Definition of Capital Surplus

      We also define capital surplus in the glossary, and it generally will be generated only by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; and

•	sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or non-current assets sold as part of normal retirements or replacements of assets.

Characterization of Cash Distributions

      We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Subordination Period

General

      During the subordination period, which we define below and in the glossary, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.4125 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

Definition of Subordination Period

      We define the subordination period in the glossary. The subordination period will extend until the first day of any quarter, beginning after March 31, 2010, that each of the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

      If the unitholders remove our general partner without cause, the subordination period may end before March 31, 2010.

Early Conversion of Subordinated Units

      Before the end of the subordination period, 50% of the subordinated units, or up to 6,102,514 subordinated units, may convert into common units on a one-for-one basis immediately after the distribution of available cash to the partners in respect of any quarter ending on or after:

•	March 31, 2008 with respect to 25% of the subordinated units outstanding immediately after this offering; and

•	March 31, 2009 with respect to a further 25% of the subordinated units outstanding immediately after this offering.

      The early conversions will occur if at the end of the applicable quarter each of the following occurs:

•	distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

      However, the second early conversion of the subordinated units may not occur until at least one year following the first early conversion of the subordinated units.

      For purposes of determining whether sufficient adjusted operating surplus has been generated under these conversion tests, the conflicts committee may adjust adjusted operating surplus upwards or downwards if it determines in good faith that the estimated amount of maintenance capital expenditures used in the determination of operating surplus was materially incorrect, based on circumstances prevailing at the time of original determination of the estimate.

Definition of Adjusted Operating Surplus

      We define adjusted operating surplus in the glossary, and for any period it generally means:

•	operating surplus generated with respect to that period; less

•	any net increase in working capital borrowings with respect to that period; less

•	any net reduction in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

      Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods.

Effect of Expiration of the Subordination Period

      Upon expiration of the subordination period, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash. In addition, if the unitholders remove our general partner other than for cause and units held by our general partner and its affiliates are not voted in favor of such removal:

•	the subordination period will end and each subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and, if any, its incentive distribution rights into common units or to receive cash in exchange for those interests.

Distributions of Available Cash From Operating Surplus During the Subordination Period

      We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•	first, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•	second, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	third, 98% to the subordinated unitholders, pro rata, and 2% to our general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “— Incentive Distribution Rights” below.

Distributions of Available Cash From Operating Surplus After the Subordination Period

      We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “— Incentive Distribution Rights” below.

Incentive Distribution Rights

      Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.

      If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to our general partner, until each unitholder receives a total of $0.4625 per unit for that quarter (the “first target distribution”);

•	second, 85% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives a total of $0.5375 per unit for that quarter (the “second target distribution”);

•	third, 75% to all unitholders, pro rata, and 25% to our general partner, until each unitholder receives a total of $0.6500 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

      In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.

Percentage Allocations of Available Cash From Operating Surplus

      The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders and our general partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.

		Marginal Percentage Interest
		in Distributions
	Total Quarterly
	Distribution Target Amount	Unitholders	General Partner

Minimum Quarterly Distribution	$0.4125	98%	2%
First Target Distribution	up to $0.4625	98	2
Second Target Distribution	above $0.4625 up to $0.5375	85	15
Third Target Distribution	above $0.5375 up to $0.6500	75	25
Thereafter	above $0.6500	50	50

Distributions From Capital Surplus

How Distributions From Capital Surplus Will Be Made

      We will make distributions of available cash from capital surplus, if any, in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit that was issued in this offering, an amount of available cash from capital surplus equal to the initial public offering price;

•	second, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

Effect of a Distribution From Capital Surplus

      The partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

      Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial public offering price, we will reduce the minimum quarterly distribution and the target distribution levels to zero. We will then make all future distributions from operating surplus, with 50% being paid to the holders of units and 50% to our general partner. The percentage interests shown for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

      In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	the target distribution levels;

•	the unrecovered initial unit price; and

•	the number of common units issuable during the subordination period without a unitholder vote.

      For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level and the number of common units issuable during the subordination period without a unitholder vote would double. We will not make any adjustment by reason of the issuance of additional units for cash or property.

      In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental taxing authority so that we become taxable as a corporation or otherwise subject to taxation as an entity for U.S. federal, state, local or non-U.S. income tax purposes, we will reduce the minimum quarterly distribution and the target distribution levels for each quarter by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus the general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General

      If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

      The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

Manner of Adjustments for Gain

      The manner of the adjustment for gain is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to the partners in the following manner:

•	first, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	second, 98% to the common unitholders, pro rata, and 2% to our general partner, until the capital account for each common unit is equal to the sum of:

(1) the unrecovered initial unit price;

(2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and

(3) any unpaid arrearages in payment of the minimum quarterly distribution;

•	third, 98% to the subordinated unitholders, pro rata, and 2% to our general partner until the capital account for each subordinated unit is equal to the sum of:

(1) the unrecovered initial unit price; and

(2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	fourth, 98% to all unitholders, pro rata, and 2% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

(2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98% to the unitholders, pro rata, and 2% to our general partner, for each quarter of our existence;

•	fifth, 85% to all unitholders, pro rata, and 15% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

(2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85% to the unitholders, pro rata, and 15% to our general partner for each quarter of our existence;

•	sixth, 75% to all unitholders, pro rata, and 25% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less

(2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75% to the unitholders, pro rata, and 25% to our general partner for each quarter of our existence; and

•	thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

The percentage interests set forth above for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.

      If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

Manner of Adjustments for Losses

      If our liquidation occurs before the end of the subordination period, we will generally allocate any loss to our general partner and the unitholders in the following manner:

•	first, 98% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to our general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

•	second, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to our general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100% to our general partner.

      If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that the first bullet point above will no longer be applicable.

Adjustments to Capital Accounts

      We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and our general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in our general partner’s capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

CASH AVAILABLE FOR DISTRIBUTION

General

      We intend to pay each quarter, to the extent we have sufficient available cash from operating surplus, the minimum quarterly distribution of $0.4125 per unit, or $1.65 per unit on an annual basis, on all the common units and subordinated units. The amounts of available cash from operating surplus needed to pay the minimum quarterly distribution for one quarter and for four quarters on the common units, the subordinated units, and the 2% general partner interest to be outstanding immediately after this offering are approximately:

	One Quarter	Four Quarters

	(in thousands)
Common units	$5,035	$20,138
Subordinated units	5,035	20,138
2% general partner interest	205	822

Total	$10,275	$41,098

Pro Forma, As Adjusted Available Cash From Operating Surplus

Pro forma, as adjusted available cash from operating surplus generated during 2003 would not have been sufficient to pay the minimum quarterly distribution on all units.

      If we had completed the transactions contemplated in this prospectus on January 1, 2003, pro forma available cash from operating surplus would have been approximately $36.8 million for 2003 and $33.1 million for the six months ended June 30, 2004. Pro forma available cash from operating surplus represents available cash from operating surplus generated during the respective periods on a pro forma basis (excluding any cash from working capital borrowings, cash on hand on the closing date of this offering and the $10.0 million that are included in the cumulative calculation of operating surplus under our partnership agreement). As described in “Cash Distribution Policy,” cash from these sources may also be used to pay distributions.

      Pro forma available cash from operating surplus includes incremental general and administrative expenses we will incur as a result of being a publicly traded limited partnership, such as costs associated with annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, investor relations, registrar and transfer agent fees, incremental director and officer liability insurance costs and director compensation. We expect these incremental general and administrative expenses to total approximately $1.0 million per year. Furthermore, pro forma available cash from operating surplus is determined after deducting actual maintenance capital expenditures, but under the partnership agreement we will be required to deduct from operating surplus our estimated maintenance capital expenditures, instead of our actual maintenance capital expenditures. Please read “Cash Distribution Policy — Operating Surplus and Capital Surplus.” The amount of our estimated maintenance capital expenditures exceeds our actual maintenance capital expenditures in 2003 and the first six months of 2004. The amount of estimated maintenance capital expenditures deducted from operating surplus is subject to review and change by the board of directors of our general partner not less frequently than once per year, with any change required to be approved by our conflicts committee.

      We currently expect that our estimated maintenance capital expenditures will initially be $16.1 million per year, which is comprised of $4.1 million for drydocking costs for all of our vessels and $12.0 million for replacing our LNG carriers and Suezmax tankers at the end of their useful lives. The amount of estimated maintenance capital expenditures attributable to future drydocking expenses is based on the average annual anticipated costs of drydockings over the remaining useful lives our vessels. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Ongoing Capital Expenditures.”

      The amount of estimated maintenance capital expenditures attributable to future vessel replacements is based on the following assumptions, among others:

•	an estimated useful life of 40 years for our LNG carriers and 25 years for our Suezmax tankers;

•	an estimated replacement cost of $185 million per LNG carrier and $55 million per Suezmax tanker; and

•	a market-based rate of return and financing costs.

      The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, charter hire rates and the availability and cost of financing at the time of replacement. The board of directors of our general partner, with the approval of its conflicts committee, may determine that one or more of our assumptions should be revised, which could cause the board to increase the amount of our estimated maintenance capital expenditures. We may elect to fund some or all of these costs through the issuance of additional common units, which may be dilutive to existing unitholders. Please read “Risk Factors — Risks Inherent in Our Business — We must make substantial capital expenditures to maintain the operating capacity of our fleet, which will reduce our cash available for distribution.”

      We derive pro forma, as adjusted available cash from operating surplus by subtracting from pro forma available cash from operating surplus the additional maintenance capital expenditures we will be required to deduct from operating surplus under the terms of our partnership agreement. Our pro forma, as adjusted available cash from operating surplus generated during 2003 would have been $25.4 million. This amount would have been sufficient to allow us to pay the full minimum quarterly distribution on all of our common units and 23.6% of the minimum quarterly distribution on the subordinated units.

      Our pro forma, as adjusted available cash from operating surplus generated during the six months ended June 30, 2004 would have been $25.0 million. This amount would have been sufficient to allow us to pay the full minimum quarterly distribution on all of our units.

      We derived the amounts of pro forma available cash from operating surplus from the pro forma financial statements in the manner described in Appendix D. The pro forma adjustments are based upon currently available information and specific estimates and assumptions. The pro forma financial statements do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. Furthermore, available cash from operating surplus as defined in the partnership agreement is primarily a cash accounting concept, while our pro forma financial statements have been prepared on an accrual basis. As a result, the amount of pro forma, as adjusted available cash from operating surplus should only be viewed as a general indication of the amount of available cash from operating surplus that we might have generated had we been formed in earlier periods.

Forecasted Available Cash From Operating Surplus

We believe we will have sufficient available cash from operating surplus to pay the minimum quarterly distribution on all units for each quarter through December 31, 2005.

      We believe that, following completion of this offering, we will have sufficient available cash from operating surplus to allow us to make the full minimum quarterly distribution on all outstanding common and subordinated units for each quarter through December 31, 2005. Our belief is based on a financial forecast of the expected results of operations and cash flows for Teekay LNG Partners L.P. for the twelve months ending December 31, 2005. Our financial forecast presents, to the best of our knowledge and belief, the expected results of operations and cash flows for Teekay LNG Partners L.P. for the forecast period.

      Our financial forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the twelve months ending December 31, 2005. The assumptions disclosed on pages 64 through 68 are those that we believe are significant to our financial forecast. We believe our actual results of operations and cash flows will approximate those reflected in our financial forecast; however, we can give you no assurance that our forecast results will be achieved. There will likely be differences between our forecast and the actual results and those differences could be material. If the forecast is not achieved, we may not be able to pay the full minimum quarterly distribution or any amount on our common units.

      Our financial forecast is a forward-looking statement and should be read together with the historical financial statements and the accompanying notes included elsewhere in this prospectus and together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The financial forecast has been prepared by and is the responsibility of our management. Ernst & Young LLP, our independent chartered accountants, has neither examined nor compiled the accompanying financial forecast information and, accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto. The Ernst & Young LLP reports included in this prospectus relate to historical financial information of Teekay Shipping Spain, S.L. (formerly Naviera F. Tapias, S.A.), Teekay LNG Partners L.P. and Teekay GP L.L.C. Those reports do not extend to the financial forecast information and should not be read to do so.

      When considering our financial forecast, you should keep in mind the risk factors and other cautionary statements under the heading “Risk Factors” elsewhere in this prospectus. Any of the risks discussed in this prospectus could cause our actual results of operations to vary significantly from the financial forecast.

      We are providing the financial forecast to supplement our pro forma and historical financial statements in support of our belief that we will have sufficient available cash from operating surplus to allow us to pay the minimum quarterly distribution on all of our outstanding common and subordinated units for each quarter through December 31, 2005. Please read Note 3: Significant Forecast Assumptions for further information as to the assumptions we have made for the financial forecast.

      Forecasted payments of distributions on common units, subordinated units and the 2% general partner interest are based on the payment of the minimum quarterly distribution of $0.4125 per common unit per quarter for three quarters in 2005, resulting in an aggregate distribution of $30.8 million. Quarterly distributions are paid within 45 days after the close of each quarter. The forecasted payments of distributions on common units, subordinated units and the 2% general partner interest for the fourth quarter of 2005, which is based on the payment of the minimum quarterly distribution for that quarter, are approximately $10.3 million and will be paid in February 2006.

      We do not undertake any obligation to release publicly the results of any future revisions we may make to the financial forecast or to update this financial forecast to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this information.

Financial Forecast

Teekay LNG Partners L.P.

Statement of Forecasted Consolidated Results of
Operations and Cash Flows

Twelve Months
Ending
December 31, 2005

(in thousands)
Voyage revenues	$142,091

Operating expenses
Voyage expenses	635
Vessel operating expenses	31,503
Depreciation and amortization	42,895
General and administrative expenses	8,913

Total operating expenses	83,946

Income from vessel operations	58,145

Interest expense	(60,285)
Interest income	21,934
Other loss	(1,345)

Net income	18,449
Adjustments to reconcile net income to net operating cash flows:
Depreciation and amortization	42,895
Expenditures for drydocking	(3,449)
Other	(2,308)

Net operating cash flows	55,587

Expenditures for vessels and equipment	(45,240)
Proceeds from disposition of vessels and equipment	69,500
Decrease in restricted cash	77,251

Net investing cash flows	101,511

Net proceeds from temporary financing facility	45,240
Prepayment of temporary financing	(50,000)
Scheduled repayments of long-term debt	(10,994)
Scheduled repayments of capital lease obligations	(85,489)
Payments of distributions on common units, subordinated units, and on the 2% general partner interest (please read Note 3)	(30,824)

Net financing cash flows	(132,067)

Net increase in cash from forecasted operating, investing and financing activities	$25,031

Please read accompanying summary of significant accounting policies and forecast assumptions.

Teekay LNG Partners L.P.

Summary of Significant Accounting Policies and Forecast Assumptions

Note 1:     Organization and Description of Business

      Organization. We are a Marshall Islands limited partnership formed on November 3, 2004 to acquire from Teekay Shipping Corporation the shares of Teekay Luxembourg S.a.r.l. and its subsidiaries, which includes Teekay Shipping Spain, S.L., and the other assets and liabilities described in this prospectus. Our general partner is Teekay GP L.L.C., a wholly owned subsidiary of Teekay Shipping Corporation.

      We intend to offer common units, representing limited partner interests, pursuant to our initial public offering and to concurrently issue common units and subordinated units, representing additional limited partner interests, to Teekay Shipping Corporation or its affiliates.

      Basis of Presentation. This financial forecast has been prepared in conjunction with the planned initial public offering of common units described above and reflects only the assets, liabilities and operations to be contributed by Teekay Shipping Corporation to us at the closing of this offering. The financial forecast presents, to the best of management’s knowledge and belief, our expected results of operations and cash flows for the twelve months ending December 31, 2005. Accordingly, the forecast represents management’s judgment as of the date of this prospectus of expected business and industry conditions for the forecast period. The assumptions disclosed herein are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted. Please read “Risk Factors” included elsewhere in this prospectus.

      Description of Business. We are an international provider of liquefied natural gas (or LNG) and crude oil marine transportation services. We generate revenues by charging our customers for the transportation of their products utilizing our LNG carriers and Suezmax class crude oil tankers.

Note 2:     Summary of Significant Accounting Policies

      Principles of Consolidation. This financial forecast includes our accounts and those of our wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

      Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      Reporting Currency. The financial forecast is stated in U.S. Dollars because we operate in international shipping markets that typically utilize the U.S. Dollar as the functional currency. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the period-end exchange rates. Resulting gains or losses are reflected in our consolidated statements of income.

      Revenue Recognition. We recognize revenue from time charters daily over the term of the charter as the applicable vessel operates under the charter. We do not recognize revenue during days that the vessel is off-hire. Estimated losses on voyages are provided for in full at the time such losses become evident.

      Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are typically paid by the customer under time charters and by us under voyage charters. We recognize voyage expenses ratably over the duration of the voyage.

      Vessel Operating Expenses. We are responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. The two largest components of vessel operating expenses are crews and repairs and maintenance. We recognize vessel operating expenses when incurred.

      Cash and Cash Equivalents. We classify all highly liquid investments with a maturity date of three months or less when purchased as cash and cash equivalents.

      Vessels and Equipment. All pre-delivery costs incurred during the construction of newbuildings are capitalized, including interest, supervision and technical costs. The acquisition cost and all costs incurred to restore used vessels purchased to the standard required to properly service our customers are capitalized. Our vessels are depreciated to their estimated residual value. Depreciation is calculated on a straight-line basis over a vessel’s useful life. Depreciation is calculated using an estimated useful life of 25 years for Suezmax tankers and 35 years for LNG carriers, or a shorter period if regulations are expected to prevent us from operating the vessels for the 25 years or 35 years, respectively. Depreciation and amortization includes depreciation on all owned vessels and vessels accounted for as capital leases.

      Generally, we drydock each LNG carrier and Suezmax tanker every five years. In addition, a shipping society classification intermediate survey is performed on our LNG carriers between the second and third year of the five-year drydocking period. We capitalize a substantial portion of the costs we incur during drydocking and for the survey expenditures and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. We expense costs related to routine repairs and maintenance incurred during drydocking that do not improve or extend the useful lives of the assets. When significant drydocking expenditures occur prior to the expiration of this period, we expense the remaining unamortized balance of the original drydocking cost and any unamortized intermediate survey costs in the month of the subsequent drydocking.

      We assess vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. We measure recoverability of an asset by comparing its carrying amount to future undiscounted cash flows that the asset is expected to generate over its expected remaining useful life. If we consider a vessel or equipment to be impaired, we recognize impairment in an amount equal to the excess of the carrying value of the asset over its fair market value.

      Loan Costs. Loan costs, including fees, commissions and legal expenses associated with the loans, are presented as other assets and capitalized and amortized on a straight-line basis over the term of the relevant loan. Amortization of loan costs is included in interest expense.

      Derivative Instruments. We utilize derivative financial instruments to reduce interest rate risks. We do not hold or issue derivative financial instruments for trading purposes. Statement of Financial Accounting Standards (or SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, which was amended in June 2000 by SFAS No. 138 and in May 2003 by SFAS No. 149, establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. Derivatives that are not hedges or are not designated as hedges are adjusted to fair value through income. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income.

      Income Taxes. The income we receive with respect to our Spanish-flagged vessels is subject to tax in Spain at a rate of 35%. Our Spanish-flagged vessels are registered in the Canary Islands Special Ship Registry. Consequently, we are allowed a credit, equal to 90% of the tax payable on income from the commercial operation of these vessels, against the tax otherwise payable. This effectively results in an income tax rate of approximately 3.5% on income from the operation of our Spanish-flagged vessels. We account for these taxes using the liability method pursuant to SFAS No. 109, Accounting for Income Taxes. We may also pay a minimal amount of tax in Luxembourg, resulting from interest earned on multi-jurisdictional inter-company loans. Other than the Spanish income tax and Luxembourg tax, we expect that any other tax liabilities on our income and losses will be included in the income tax returns of our unitholders. Please read “Business — Taxation of the Partnership.”

      Intangible Assets. All of our intangible assets were recognized on April 30, 2004 in connection with Teekay Shipping Corporation’s acquisition of Teekay Spain based on the fair value of the Teekay Spain time charters. These intangible assets are being amortized over the term of the time charters.

Note 3:     Significant Forecast Assumptions

      Vessel Deliveries and Vessel Sales. The forecast assumes the following changes in our fleet:

•	a full year’s operation of the LNG carriers delivered in August 2003 (Catalunya Spirit), July 2004 (Galicia Spirit) and December 2004 (Madrid Spirit) (collectively, the LNG Deliveries);

•	a full year’s operation of the Suezmax tanker delivered in November 2004 (Teide Spirit) and five months’ operation of a newbuilding scheduled for delivery in July 2005 (Toledo Spirit) (collectively, the Suezmax Deliveries);

•	the sale of a Suezmax tanker (Granada Spirit) and the concurrent sale and leaseback of a Suezmax newbuilding (Toledo Spirit) in July 2005; and

•	the sale of two Suezmax tankers (Sevilla Spirit and Leon Spirit) in the fourth quarter of 2004 (collectively, the Suezmax Dispositions).

      Foreign Currency. Although we operate in international shipping markets, which typically utilize the U.S. Dollar as the functional currency, a portion of our voyage revenues, loan repayments, vessel operating expenses, general and administrative expenses, drydocking expenditures and interest payments are denominated in Euros. For the purpose of this forecast, we assume an exchange rate of 1 Euro to 1.3 U.S. Dollars that will not fluctuate in 2005. This exchange rate is based on spot rates during January 2005. Although fluctuations in foreign currency exchange rates have significantly affected our reported operating results, a substantial portion is unrealized and the effect on our cash flows has been insignificant. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Important Financial and Operational Terms and Concepts — Foreign Currency Fluctuations” for further information on our foreign currency exposure.

      Voyage Revenues. Forecasted voyage revenues for 2005 are approximately $55.4 million greater than the historical results for 2003. The forecasted voyage revenues reflect management’s estimates that are based upon a number of specific assumptions, including that:

•	we will realize increases of $66.2 million and $11.8 million in voyage revenues from 2003 due to the LNG deliveries and the Suezmax deliveries, respectively;

•	we will realize an increase of $1.4 million in voyage revenues from 2003 due to the effect on our Euro-denominated revenue of a change in the average exchange rate of 1 Euro to 1.13 U.S. Dollars in 2003 to 1 Euro to 1.30 U.S. Dollars used by us in the 2005 forecast;

•	we will incur a decrease of $16.5 million in voyage revenues from 2003 due to the Suezmax dispositions; and

•	we will incur a decrease of $7.5 million in voyage revenues from 2003 due to the Granada Spirit operating for seven months on a fixed-rate time charter in 2005 compared to operating for a full year on the spot market in 2003.

      The forecast assumptions are based on estimated average daily hire rates and the total number of calendar-ship-days our vessels are expected to operate in 2005. Forecasted voyage revenues for 2005 assumes that two Suezmax vessels and one LNG carrier will be off-hire while in drydock for a total of 49 days in 2005, resulting in a reduction of voyage revenues of $1.3 million had these vessels not undergone drydocking during 2005. Among other things, the amount of actual off-hire time depends upon the time a vessel spends in drydocking for repairs, maintenance or inspection, equipment breakdowns or delays due to accidents, crewing strikes, certain vessel detentions or similar problems as well as our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

      Average daily hire rates for each vessel are derived from the time charters for each vessel. The average daily hire rate is equal to the voyage revenues earned by a vessel during a given period, divided by the total number of days the vessel is not off-hire. In 2003, our two LNG carriers earned an average daily hire rate of $62,700 per vessel and we have assumed that these rates will remain substantially unchanged in 2005. Due primarily to the LNG deliveries, we expect that the 2005 average daily hire rate of our four LNG carriers will be approximately $68,700 per vessel. In 2003, our Suezmax tankers earned an average daily hire rate of $24,100 per vessel. We have assumed the 2005 average daily hire rate for our Suezmax tankers will remain substantially unchanged from 2003.

      Voyage Expenses. Forecasted voyage expenses for 2005 are approximately $4.3 million less than the historical results for 2003. This decrease reflects the change in employment of the Granada Spirit at the closing of this offering to a fixed-rate time charter from voyage charters in 2003. Under the fixed-rate time charter, Teekay Shipping Corporation will pay voyage expenses; under the voyage charters in 2003, we paid these expenses. Voyage expenses in 2005 reflect brokerage commissions relating to our securing long-term time charters.

      Vessel Operating Expenses. Forecasted vessel operating expenses for 2005 are approximately $5.1 million greater than the historical results for 2003. The forecasted increase in vessel operating expenses results from:

•	increases of $11.2 million and $3.4 million from the LNG Deliveries and Suezmax Deliveries, based on detailed budgets prepared for each vessel;

•	an increase of $2.0 million due to the effect on our Euro-denominated vessel operating expenses of a change in the average exchange rate of 1 Euro to 1.13 U.S. Dollars in 2003 to 1 Euro to 1.30 U.S. Dollars used by us in the 2005 forecast;

•	a decrease of $10.9 million from the Suezmax Dispositions and the sale of the Granada Spirit, based on historical expenses for the vessels; and

•	a decrease of $0.6 million primarily from forecasted changes in crew composition and lower insurance rates for vessels in our fleet during both 2003 and 2005.

      Some of the more significant vessel operating expenses include crewing and other labor and related costs, repairs and maintenance and insurance costs. Labor and related costs are forecasted based upon estimated employee headcount and contractual unionized wage rates. Insurance costs are estimated based upon anticipated premiums.

      Depreciation and Amortization. Forecasted depreciation and amortization for 2005 is approximately $19.5 million greater than the historical results for 2003. Forecasted depreciation and amortization reflects management’s estimates, which are based upon a number of specific assumptions, including that:

•	we will realize total increases of $14.3 million and $3.6 million in depreciation and amortization from 2003 due to the LNG Deliveries and the Suezmax Deliveries, respectively;

•	we will realize a total increase of $10.5 million in depreciation and amortization from 2003 due to (a) increased depreciation resulting from recording the Teekay Spain vessels at their acquisition costs on April 30, 2004 compared to their depreciated value prior to Teekay Shipping Corporation’s acquisition of Teekay Spain on that date, and (b) the amortization, as an intangible asset, of the value of the time charters recognized in connection with Teekay Shipping Corporation’s acquisition of Teekay Spain; and

•	we will realize total decreases of $5.8 million and $3.1 million in depreciation and amortization from 2003 due to the Suezmax Dispositions and the disposition of the Granada Spirit, respectively.

      The increases in depreciation and amortization for the LNG Deliveries and Suezmax Deliveries are based upon $564.0 million of construction costs for the LNG Deliveries and $130.4 million of actual and projected construction costs for the Suezmax Deliveries. Projected construction costs are based on the remaining amounts owing under our construction contracts with the shipyards. Depreciation is calculated using an estimated useful life of 35 years for LNG carriers and 25 years for Suezmax tankers.

      The value of the time charters recognized in connection with the acquisition of Teekay Spain was $183.1 million, which is being amortized over the remaining terms of the time charters. The weighted-average amortization period of these time charters was 19.2 years on April 30, 2004.

      General and Administrative Expenses. Forecasted general and administrative expenses for 2005 are approximately $0.1 million more than the historical results for 2003.

      This increase is based on the following assumptions:

•	we will incur approximately $1.6 million of additional costs associated with services agreements we and certain of our subsidiaries will enter into with subsidiaries of Teekay Shipping Corporation and with fees and cost reimbursements of our general partner. Please read “Certain Relationships and Related Party Transactions — Advisory and Administrative Services Agreements”;

•	we will incur approximately $1.0 million of additional expenses as a result of being a publicly traded limited partnership. These expenses will include costs associated with annual reports to unitholders, tax return and Schedule K-1 preparation and distribution, investor relations, registrar and transfer agent’s fees, incremental director and officer liability insurance costs and director compensation;

•	we will realize an increase of $0.4 million of expenses due primarily to the change in the exchange rate of 1 Euro to 1.13 U.S. Dollars during 2003 to 1 Euro to 1.30 U.S. Dollars used by us in the 2005 forecast; and

•	we will realize a decrease of $2.9 million of expenses due to the sale of a yacht prior to Teekay Shipping Corporation’s acquisition of Teekay Spain in 2004.

      Although our general partner anticipates making awards under the 2005 Long-Term Incentive Plan sometime during 2005, our general partner has not at this time established the types or amounts of awards (other than the amount of awards for non-management directors) and does not have an estimate of expenses that may be associated with the Plan. Therefore, we have not included in the forecast possible expenses associated with the 2005 Long-Term Incentive Plan.

      Interest Expense. Forecasted interest expense for 2005 is approximately $25.4 million more than historical results from 2003. This increase is based on the following assumptions:

•	we will realize an increase of $11.9 million in interest expense from 2003 due primarily to the interest on the debt used to finance the LNG Deliveries and Suezmax Deliveries, partially offset by the absence of the interest on the debt that was repaid from the proceeds of the Suezmax Dispositions and certain debt prepayments that will occur prior to the closing of this offering. The amounts of debt associated with the LNG Deliveries, Suezmax Deliveries, Suezmax Dispositions and debt prepayments are $594.2 million, $100.0 million, $39.8 million and $295.7 million, respectively. In 2003, our average debt balance (excluding debt on vessels under construction and the capital leases for two LNG carriers) was approximately $472.0 million, with interest rates between 1.9% and 8.2% on various financing facilities. Interest on debt on vessels under construction is capitalized and, therefore, excluded. Interest expense in 2003 included approximately $0.2 million for the amortization of capitalized financing fees. Our forecast is based on capitalized loan costs of approximately $5.0 million, which are being amortized over a weighted-average amortization period of 20 years. Our forecast is based on the assumption that we will have an average debt balance (excluding debt on vessels under construction and the capital leases for two LNG carriers) of $650.6 million during 2005, with an estimated weighted average interest rate of 5.9% per annum. This rate is based upon the weighted-average effective interest rate of our term loans and the interest rate implicit in our capital leases (excluding the two LNG carriers mentioned below) after giving effect to our interest rate hedges; and

•	we will realize an increase of $13.5 million in interest expense from 2003 due to the delivery of one LNG carrier in August 2003 and a second LNG carrier in December 2004, which have been financed pursuant to Spanish tax lease arrangements. This increase is directly offset by a corresponding increase in interest income from restricted cash (discussed below). Under these lease arrangements, we borrow under term loans and deposit the proceeds into restricted cash accounts and enter into capital leases for the vessels. Our forecast is based on an average capital lease balance of $402.4 million during 2005 and a weighted-average interest rate implicit in the capital leases of 5.4%.

      We anticipate entering into a $100 million revolving credit facility at or prior to the closing of this offering; however, we do not anticipate that we will draw on the facility during 2005.

      Please read our unaudited pro forma consolidated financial statements included elsewhere in this prospectus for further information.

      Interest Income. Forecasted interest income for 2005 is approximately $13.5 million more than the interest income for 2003. Interest income primarily reflects interest earned on restricted cash deposits that equal the present value of the remaining amounts we owe under lease arrangements on two of our LNG carriers. The increase from 2003 reflects additional deposits made during the second half of 2003 and the fourth quarter of 2004.

      Other Loss. The forecast includes $1.4 million of other loss from estimated income taxes on operating activities.

      Expenditures for Drydocking. Forecasted expenditures for drydocking of approximately $3.5 million represent our estimated costs to drydock two Suezmax tankers and one LNG carrier during 2005. These drydocking costs are based upon our estimate of the required work that will be performed for a given vessel and have been amortized on a straight-line basis from completion of drydocking for that vessel to the estimated completion of its next drydocking. Generally, we drydock each LNG carrier and Suezmax tanker every five years. Accordingly, the related annual amortization expense is expected to be approximately $0.7 million for our scheduled 2005 drydockings.

      Other. Forecasted other items of approximately $2.3 million represent the amortization of the value attributed to our interest rate swaps. On April 30, 2004, we designated our interest rate swaps as hedges. Consequently, the value of these swaps on that date will be amortized to interest expense over the term of the corresponding loan in 2005 and was not reflected in the historical results in 2003.

      Expenditures for Vessels and Equipment. Forecasted expenditures for vessels and equipment represent remaining contractual construction payments for building the Toledo Spirit, capitalized interest and other miscellaneous construction costs relating to this vessel.

      Proceeds from Disposition of Vessels and Equipment. Forecasted disposition proceeds represent $19.5 million of expected proceeds from the sale of the Granada Spirit and $50.0 million of expected proceeds from the sale and leaseback of the Toledo Spirit. Teekay Shipping Corporation has agreed to purchase the Granada Spirit no later than upon delivery to us of our Suezmax newbuilding, the Toledo Spirit, scheduled for July 2005.

      Decrease in Restricted Cash. Forecasted decrease in restricted cash primarily represents $78.6 million of Euro-denominated cash deposits that will be used for capital lease payments on two LNG carriers. Please read “Scheduled Repayments of Capital Lease Obligations” below.

      Net Proceeds from Temporary Financing. The forecast assumes that all remaining construction costs for the Toledo Spirit are financed with an existing temporary financing facility.

      Prepayments of Temporary Financing. The forecast assumes that the proceeds from the sale and leaseback of the Toledo Spirit are used to prepay the existing temporary financing facility used to finance the construction of that vessel.

      Scheduled Repayments of Long-term Debt. Forecasted repayments of long-term debt are based on the terms of debt facilities expected to be in place in 2005. Upon completion of this offering, forecasted repayments are projected to be $13.1 million less than repayments scheduled for 2005 for long-term debt outstanding at December 31, 2003. This decrease is due to the following:

•	The prepayment of term loans from proceeds of the sale of the Suezmax Dispositions, which had scheduled repayments of $7.1 million during 2005;

•	The repayment of $295.7 million of terms loans relating to two LNG carriers with the proceeds of the equity contribution and loan from Teekay Shipping Corporation, which term loans had aggregate scheduled repayments of $6.2 million during 2005; and

•	The change in the exchange rate of 1 Euro to 1.2630 U.S. dollars at December 31, 2003 to 1 Euro to 1.30 U.S. dollars used by us in the 2005 forecast, which increased the forecasted scheduled repayments of long-term debt on Euro-denominated term loans by $0.2 million in 2005.

Please read our unaudited pro forma consolidated financial statements included elsewhere in this prospectus for further information.

      Scheduled Repayments of Capital Lease Obligations. Forecasted repayments of capital lease obligations are based on the terms of existing capital leases for five Suezmax tankers ($6.8 million) and two LNG carriers ($72.6 million — Euro-denominated) and are projected to be $1.2 million and $19.4 million more, respectively, than repayments scheduled for 2005 for capital lease obligations outstanding at December 31, 2003. These increases are due to the following:

•	The Suezmax Deliveries increased scheduled repayments by $1.2 million;

•	The delivery of the Madrid Spirit during December 2004 increased scheduled repayments by $16.5 million; and

•	The change in the exchange rate of 1 Euro to 1.2630 U.S. dollars at December 31, 2003 to 1 Euro to 1.30 U.S. dollars used by us in the 2005 forecast increased the forecasted scheduled repayments of capital lease obligations on Euro-denominated LNG carrier capital lease obligations by $1.7 million in 2005.

The lease payments required for the LNG carriers are in Euros and will be paid from existing Euro-denominated restricted cash deposits.

      Payments of Distributions on Common Units, Subordinated Units and the 2% General Partner Interest. Forecasted payments of distributions on common units, subordinated units and on the 2% general partner interest are based on the payment of the minimum quarterly distribution of $0.4125 per common unit per quarter for three quarters in 2005, resulting in an aggregate distribution of $30.8 million. Quarterly distributions are paid within 45 days after the close of each quarter. The forecasted payment of distributions on common units, subordinated units and the 2% general partner interest for the fourth quarter of 2005, which is based on the payment of the minimum quarterly distribution for that quarter, are approximately $10.3 million and will be paid in February 2006.

      Net Increase in Cash From Forecasted Operating, Investing and Financing Activities. The net increase in cash of approximately $25.0 million from forecasted operating, investing and financing activities represents cash that would be available to pay distributions in respect of the twelve months ending December 31, 2005. The forecasted increase in cash is attributable to:

•	cash provided by operating activities of $55.6 million; plus

•	cash provided by investing activities of $101.5 million, which is primarily attributable to the construction and sale and leaseback of the Toledo Spirit and the sale of the Granada Spirit; less

•	cash used in financing activities of $132.1 million, which results from debt repayments and prepayments and distributions made to unitholders offset by net proceeds from long-term debt.

     Forecast of Available Cash From Operating Surplus

      The following table sets forth our calculation of forecasted available cash from operating surplus for the twelve months ending December 31, 2005 based on the statement of forecasted results of operations and cash flows set forth above. This calculation represents available cash from operating surplus generated during the period (excluding any cash from working capital borrowings, cash on hand on the closing date of this offering and $10 million that are included in the cumulative calculation of operating surplus under our partnership agreement). As described in “Cash Distribution Policy,” cash from these sources may also be used to pay distributions. Available cash from operating surplus is defined in our partnership agreement and is different from net cash provided by or used in operating, investing and financing activities. For instance, in calculating available cash from operating surplus, our partnership agreement requires us to subtract an estimate of the average annual maintenance capital expenditures necessary to maintain the operating capacity of our capital assets over the long-term as opposed to the actual amounts spent.

      Our calculation of available cash from operating surplus is derived from the terms of our partnership agreement and forms the basis for the amount that we distribute. The amount of available cash from operating surplus as so calculated may be more than the amount of cash actually distributed.

Forecasted
Twelve Months
Ending
December 31,
2005

(in thousands)
Net income	$18,449
Add:
Depreciation and amortization	42,895
Interest expense	60,285
Interest income	(21,934)
Income tax expense(1)	1,345
Less:
Estimated maintenance capital expenditures(2)	16,142
Unrestricted cash interest paid(3)	41,023
Unrestricted interest received(3)	(364)
Income taxes paid	1,345

Forecast of available cash from operating surplus(4)	$42,894

(1)	Income tax expense is categorized as “other loss” on our forecast and historical financial statements.

(2)	Our partnership agreement requires our general partner to deduct from operating surplus each quarter estimated maintenance capital expenditures as opposed to actual maintenance capital expenditures in order to reduce disparities in operating surplus caused by fluctuating maintenance capital expenditures, such as drydocking and vessel replacement. Because of the substantial capital expenditures we are required to make to maintain our fleet, our initial annual estimated maintenance capital expenditures for purposes of calculating operating surplus will be $16.1 million per year, which is comprised of $4.1 million for drydocking costs for all of our vessels and $12.0 million, including financing costs, for replacing our vessels in our fleet at the end of their useful lives. The actual cost of replacing our LNG carriers and Suezmax tankers will depend a number of factors, including prevailing market conditions, charter rates and the availability and cost of financing at the time of replacement. The board of directors of our general partner with the approval of its conflicts committee may determine to increase the annual amount of our estimated maintenance capital expenditures. In years when estimated maintenance capital expenditures are higher than actual maintenance capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance capital expenditures were deducted from operating surplus.

(3)	Under certain capital lease arrangements, we maintain restricted cash deposits equal to the present value of the remaining amounts we owe under the capital leases. The interest we receive from those deposits is used solely to pay interest associated with the capital leases, and the amount of interest we receive equals the amount of interest we pay on the capital leases. Since these amounts offset each other, we exclude both the restricted interest received and the related interest paid from our calculation of our forecasted available cash for operating surplus.

(4)	The amount of available cash from operating surplus needed to distribute the minimum quarterly distributions for four quarters on the common units and subordinated units to be outstanding immediately after this offering and on the 2% general partner interest is as follows:

Four Quarters
Ending
December 31,
2005

(in thousands)
Common units	$20,138
Subordinated units	20,138
General partner interest	822

Total	$41,098

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

      The following table presents, in each case for the periods and as of the dates indicated, selected:

•	historical financial and operating data of Teekay Shipping Spain S.L. (or Teekay Spain), which was named Naviera F. Tapias S.A. (or Tapias) prior to its acquisition by Teekay Shipping Corporation through its subsidiary, Teekay Luxembourg S.a.r.l. (or Luxco), on April 30, 2004; and

•	pro forma financial and operating data of Teekay LNG Partners L.P.

      The selected historical financial and operating data has been prepared on the following basis:

•	the historical financial and operating data of Teekay Spain excludes financial information related to three businesses previously held in separate subsidiaries and unrelated to the marine transportation of LNG and crude oil, which were disposed of prior to Teekay Shipping Corporation’s acquisition of Teekay Spain;

•	the historical financial and operating data of Teekay Spain as at and for the years ended December 31, 2002 and 2003 are derived from the audited consolidated financial statements of Teekay Spain included elsewhere in this prospectus;

•	the historical financial and operating data of Teekay Spain as at and for the years ended December 31, 1999, 2000 and 2001 are derived from the unaudited consolidated financial statements of Teekay Spain, which are not included in this prospectus;

•	the historical financial and operating data of Teekay Spain for the six months ended June 30, 2003 and the four months ended April 30, 2004 are derived from the unaudited interim consolidated financial statements of Teekay Spain included elsewhere in this prospectus; and

•	the historical financial and operating data of Teekay Spain as at June 30, 2004 and for the two months ended June 30, 2004 reflect the acquisition of Teekay Spain by Teekay Shipping Corporation and are derived from the unaudited consolidated interim financial statements of Teekay Spain included elsewhere in this prospectus.

      The unaudited pro forma financial and operating data of Teekay LNG Partners L.P. give pro forma effect to:

•	The acquisition of Teekay Spain;

•	the contribution by Teekay Shipping Corporation to us of the capital stock and notes receivable of Luxco and to Teekay Spain of $196.4 million in cash;

•	the loan of $99.3 million to Teekay Spain by Teekay Shipping Corporation;

•	the completion of this offering; and

•	the use of the net proceeds of this offering and Teekay Shipping Corporation’s cash contribution to repay indebtedness as described in “Use of Proceeds.”

      The pro forma financial data presented for the year ended December 31, 2003 and as at and for the six months ended June 30, 2004 are derived from our unaudited pro forma consolidated financial statements. The pro forma income statement data for the year ended December 31, 2003 and for the six months ended June 30, 2004 assume this offering and related transactions occurred on January 1, 2003. The pro forma balance sheet data assume this offering and related transactions occurred at June 30, 2004. A more complete explanation of the pro forma data can be found in our unaudited pro forma consolidated financial statements included with this prospectus.

      The following table presents two financial measures, net voyage revenues and EBITDA, which we use in our business. These financial measures are not calculated or presented in accordance with U.S. generally accepted accounting principles (or GAAP). We explain these measures below and reconcile them to their most directly comparable financial measures calculated and presented in accordance with GAAP in “— Non-GAAP Financial Measures” below.

      Because drydocking expenditures are more extensive in nature than normal routine maintenance, we capitalize and amortize them for a given vessel from the completion of a drydocking to the estimated completion of the next drydocking. For more information about our accounting treatment of drydocking expenditures, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Important Financial and Operational Terms and Concepts — Drydocking” and “— Depreciation and Amortization.”

      To make the selected historical financial and operating data more comparable, our historical operating results and related discussion below do not include the historical results of Luxco for the three months ended June 30, 2004. In the three months ended June 30, 2004, Luxco had no revenues, expenses or income, or assets or liabilities, other than:

•	$312.3 million of advances (including accrued interest) from Teekay Shipping Corporation that were used by Luxco to purchase Teekay Spain;

•	$2.4 million of interest expense related to the advances;

•	$3.8 million of unrealized foreign exchange losses related to the advances, which are Euro-denominated;

•	$10.0 million in cash and cash equivalents; and

•	its ownership interest in Teekay Spain.

We believe the exclusion of the Luxco results make our results more comparable because Luxco’s results and financial position relate solely to the financing of the acquisition of Teekay Spain by Teekay Shipping Corporation and do not relate to the historical results of Teekay Spain. In addition, because the capital stock of Luxco and the $312.3 million of advances will be contributed to us upon the closing of this offering, these advances and their related effects will be eliminated on consolidation, as reflected in our selected pro forma financial data. For more information on Luxco, please read the unaudited consolidated financial statements of Luxco included elsewhere in this prospectus.

      The following table should be read together with, and is qualified in its entirety by reference to, the historical and unaudited pro forma consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The table should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Historical								Pro Forma

						Six	Four	Two		Six
						Months	Months	Months	Year	Months
	Years Ended December 31,					Ended	Ended	Ended	Ended	Ended
						June 30,	April 30,	June 30,	Dec. 31,	June 30,
	1999	2000	2001	2002	2003	2003	2004	2004	2003	2004

	(unaudited)			(audited)		(unaudited)			(unaudited)

	(in thousands, except per unit and fleet data)
Income Statement Data:
Voyage revenues	$46,032	$52,217	$60,326	$59,866	$86,709	$39,551	$40,718	$17,453	$86,709	$58,171

Operating expenses:
Voyage expenses(1)	3,042	4,304	5,092	5,334	4,911	2,905	1,842	1,462	4,911	3,304
Vessel operating expenses(2)	12,910	10,883	12,403	16,104	26,440	11,969	10,302	4,584	26,440	14,886
Depreciation and amortization	14,974	14,803	16,094	17,689	23,390	10,825	8,585	6,426	29,920	17,437
General and administrative	3,509	3,967	5,061	6,501	8,799	4,009	2,103	808	9,799	3,457

Total operating expenses	34,435	33,957	38,650	45,628	63,540	29,708	22,832	13,280	71,070	39,084

Income from vessel operations	11,597	18,260	21,676	14,238	23,169	9,843	17,886	4,173	15,639	19,087
Interest expense	(10,393)	(15,625)	(20,104)	(18,109)	(34,862)	(14,602)	(21,475)	(8,632)	(12,032)	(19,099)
Interest income	93	1,278	3,752	5,248	8,431	3,052	8,692	3,473	8,431	12,183
Foreign currency exchange gain (loss)(3)	(4,427)	(179)	3,462	(44,310)	(71,502)	(43,787)	18,010	(6,189)	(71,502)	11,821
Interest rate swaps gain (loss)(4)	—	—	(7,618)	(71,400)	14,715	(26,829)	3,985	—	12,818	(308)
Other income (loss)(5)	11,322	3,615	5,327	563	617	1,951	(10,934)	604	(7,591)	(10,548)

Net income (loss) before change in accounting principle	8,192	7,349	6,495	(113,770)	(59,432)	(70,372)	16,164	(6,571)	(54,237)	13,136
Change in accounting principle(6)	—	—	(4,366)	—	—	—	—	—	—	—

Net income (loss)	$8,192	$7,349	$2,129	$(113,770)	$(59,432)	$(70,372)	$16,164	$(6,571)	$(54,237)	$13,136

Pro forma net income (loss) per common unit (basic)									$(2.18)	$0.82
Pro forma net income (loss) per subordinated unit (basic)									(2.18)	0.23
Pro forma net income (loss) per unit (diluted)									(2.18)	0.53
Balance Sheet Data (at end of period):
Cash and marketable securities	$14,136	$24,185	$24,625	$20,141	$22,533	$15,795	$11,289	$15,362		$25,409
Restricted cash deposits(7)	8,900	29,243	70,051	106,399	398,038	120,646	385,564	393,403		393,403
Vessels and equipment(8)	167,909	277,076	368,951	705,010	602,550	736,885	602,055	823,400		823,400
Total assets(7)	207,089	357,247	491,058	882,604	1,069,081	934,985	1,021,695	1,476,184		1,478,928
Total debt and capital lease obligations(7)	169,507	317,710	444,865	882,027	1,129,426	965,274	1,072,379	1,089,247		827,963
Total stockholders’/partners’ equity (deficit)	33,625	34,673	29,849	(106,105)	(164,809)	(175,818)	(144,186)	284,622		583,075
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$19,659	$19,695	$24,770	$20,418	$18,318	$7,004	$14,808	$3,596
Financing activities	(20,249)	11,623	31,852	176,316	(277,616)	28,003	(25,846)	1,647
Investing activities	(1,838)	(23,304)	(55,695)	(199,218)	262,766	(40,055)	901	(4,965)
Other Financial Data:
Net voyage revenues	$42,990	$47,913	$55,234	$54,532	$81,798	$36,646	$38,876	$15,991	$81,798	$54,867
EBITDA(9)	31,373	36,556	33,912	(81,056)	(6,578)	(48,191)	36,887	4,441	(17,258)	36,490
Capital expenditures:
Expenditures for vessels and equipment	6,159	173,186	110,097	186,755	133,628	35,791	5,522	4,965	83,248	10,487
Expenditures for drydocking	830	784	—	984	4,711	3,884	—	—	4,711	—
LNG Fleet Data:
Calendar-ship-days(10)	—	—	—	93	518	181	242	122	518	364
Average age of our fleet (in years at end of period)	—	—	—	0.3	0.8	0.7	1.2	1.3	0.8	1.3
Vessels at end of period	—	—	—	1.0	2.0	1.0	2.0	2.0	2.0	2.0
Suezmax Fleet Data:
Calendar-ship-days(10)	1,825	1,737	2,085	2,190	2,190	1,086	726	366	2,190	1,092
Average age of our fleet (in years at end of period)	6.2	4.0	4.3	5.3	6.3	5.8	6.6	6.8	6.3	6.8
Vessels at end of period	5.0	7.0	6.0	6.0	6.0	6.0	6.0	6.0	6.0	6.0

(1)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

(2)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

(3)	Substantially all of these foreign currency exchange gains and losses were unrealized and not settled in cash. Under U.S. accounting guidelines, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, long-term debt and capital lease obligations, are revalued and reported based on the prevailing exchange rate at the end of the period. Our primary source for the foreign currency gains and losses is our Euro-denominated term loans, which totaled 294.8 million Euros (U.S. $372.4 million) as at December 31, 2003 and 282.9 million Euros (U.S. $343.8 million) at June 30, 2004.

(4)	We have entered into interest rate swaps to hedge our interest rate risk from our floating-rate debt used to purchase our LNG carriers. These interest rate swaps were not designated as hedges under U.S. accounting guidelines until April 30, 2004. Consequently, the changes in the fair values of these swaps that occurred during periods prior to April 30, 2004 have been recorded in earnings as “interest rate swaps gain (loss)” for those periods. Had these interest rate swaps been designated as hedges prior to 2003, any subsequent changes in fair value would have been recognized in “accumulated other comprehensive income (loss)” to the extent the hedge was effective and until the hedged item was recognized as income.

(5)	The $10.9 million other loss in the four months ended April 30, 2004 and the $10.6 million other loss in the pro forma six months ended June 30, 2004 primarily resulted from a $11.9 million loss on the sale of non-shipping assets by Teekay Spain prior to its April 30, 2004 acquisition by Teekay Shipping Corporation.

(6)	In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (or SFAS 133), “Accounting for Derivative Instruments and Hedging Activities,” which establishes new standards for recording derivatives in interim and annual financial statements. We adopted SFAS 133 on January 1, 2001. We recognized the fair value of our derivatives as liabilities of $4.4 million on our consolidated balance sheet as of January 1, 2001. This amount was recorded as a change in accounting principle in our consolidated statement of income for the year ended December 31, 2001.

(7)	We operate two of our LNG carriers under “Spanish tax lease” arrangements. Under these arrangements, we borrow under term loans and deposit the proceeds into restricted cash accounts. Concurrently, we enter into capital leases for the vessels, and the vessels are recorded as assets. The restricted cash deposits equal the present value of the remaining amounts we owe under the capital lease arrangements, including our obligations to purchase the vessels at the end of the lease term. Therefore, the payments under our capital leases are fully funded through our restricted cash deposits, and our continuing obligation is the repayment of the term loans. However, under GAAP we record both the obligations under the capital leases and the term loans as liabilities, and both the restricted cash deposits and our vessels under capital leases as assets. This accounting treatment has the effect of overstating our assets and liabilities by the amount of restricted cash deposits relating to the corresponding capital lease obligations. As at June 30, 2004, historically and on a pro forma basis, our total assets and total debt each included $235.8 million of such amount.

(8)	Vessels and equipment consist of (a) our vessels, at cost less accumulated depreciation, (b) vessels under capital leases, at cost less accumulated depreciation, and (c) advances on our newbuildings.

(9)	EBITDA is calculated as net income(loss) before interest, taxes, depreciation and amortization, as set forth under “— Non-GAAP Financial Measures” below. EBITDA includes our foreign currency exchange and interest rate swap gains and losses, substantially all of which were unrealized, as follows:

	Historical								Pro Forma

						Six	Four	Two		Six
						Months	Months	Months	Year	Months
	Years Ended December 31,					Ended	Ended	Ended	Ended	Ended
						June 30,	April 30,	June 30,	Dec. 31,	June 30,
	1999	2000	2001	2002	2003	2003	2004	2004	2003	2004

	(in thousands)
Foreign currency exchange gain (loss)	$(4,427)	$(179)	$3,462	$(44,310)	$(71,502)	$(43,787)	$18,010	$(6,189)	$(71,502)	$11,821
Interest rate swaps gain (loss)	—	—	(7,618)	(71,400)	14,715	(26,829)	3,985	—	12,818	(308)

	$(4,427)	$(179)	$(4,156)	$(115,710)	$(56,787)	$(70,616)	$21,995	$(6,189)	$(58,684)	$11,513

(10)	Calendar-ship-days are equal to the aggregate number of calendar days in a period that our vessels operate during that period.

Non-GAAP Financial Measures

      Consistent with general practice in the shipping industry, we use net voyage revenues (defined as voyage revenues less voyage expenses) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Under time charters the charterer pays the voyage expenses, whereas under voyage charter contracts the ship owner pays the voyage expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates under the contract or billing the expenses to them. As a result, although voyage revenues from different types of contracts may vary, the net revenues after subtracting voyage expenses, which we call net voyage revenues, are comparable across the different types of contracts. We principally use net voyage revenues, a non-GAAP financial measure, because it provides more meaningful information to us than voyage revenues, the most directly comparable GAAP financial measure. Net voyage revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies in the shipping industry to industry averages.

      The following table reconciles our net voyage revenues with our voyage revenues.

	Historical								Pro Forma

						Six	Four	Two		Six
						Months	Months	Months	Year	Months
	Years Ended December 31,					Ended	Ended	Ended	Ended	Ended
						June 30,	April 30,	June 30,	Dec. 31,	June 30,
	1999	2000	2001	2002	2003	2003	2004	2004	2003	2004

	(unaudited)			(audited)		(unaudited)			(unaudited)

	(in thousands)
Voyage revenues	$46,032	$52,217	$60,326	$59,866	$86,709	$39,551	$40,718	$17,453	$86,709	$58,171
Voyage expenses	3,042	4,304	5,092	5,334	4,911	2,905	1,842	1,462	4,911	3,304

Net voyage revenues	$42,990	$47,913	$55,234	$54,532	$81,798	$36,646	$38,876	$15,991	$81,798	$54,867

      EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, as discussed below:

•	Financial and operating performance. EBITDA allows us to measure the financial and operating performance of our assets without regard to financing methods, capital structure or historical cost basis. For instance, our net income is affected by whether we finance assets or operations with debt or equity and by changing market interest rates. Likewise, our net income is affected by how much we pay for an asset and that asset’s depreciation or amortization schedule. By reviewing our earnings before the impact of interest, taxes, depreciation and amortization, we, our investors and others can understand the performance of our assets and operations on a more comparable basis from period to period and against the performance of other companies in our industry.

•	Liquidity. EBITDA allows us to assess the ability of our assets to generate cash sufficient to service debt, make distributions to our unitholders and undertake capital expenditures. For example, reviewing our earnings before the impact of non-cash depreciation and amortization charges, and before the payment of interest on debt we may incur, provides us an understanding of how much cash is available to pay interest.

      EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA excludes some, but not all, items that affect net income and operating income, and these measures may vary among other companies. Therefore, EBITDA as presented below may not be comparable to similarly titled measures of other companies.

	Historical								Pro Forma

						Six	Four	Two		Six
						Months	Months	Months	Year	Months
	Years Ended December 31,					Ended	Ended	Ended	Ended	Ended
						June 30,	April 30,	June 30,	Dec. 31,	June 30,
	1999	2000	2001	2002	2003	2003	2004	2004	2003	2004

	(unaudited)			(audited)		(unaudited)			(unaudited)

	(in thousands)
Reconciliation of “EBITDA” to “Net income”:
Net income (loss)	$8,192	$7,349	$2,129	$(113,770)	$(59,432)	$(70,372)	$16,164	$(6,571)	$(54,237)	$13,136
Depreciation and amortization	14,974	14,803	16,094	17,689	23,390	10,825	8,585	6,426	29,920	17,437
Interest expense, net	10,300	14,347	16,352	12,861	26,431	11,550	12,783	5,159	3,601	6,916
Provision (benefit) for income taxes	(2,093)	57	(663)	2,164	3,033	(194)	(645)	(573)	3,458	(999)

EBITDA	$31,373	$36,556	$33,912	$(81,056)	$(6,578)	$(48,191)	$36,887	$4,441	$(17,258)	$36,490

Reconciliation of “EBITDA” to “Net operating cash flow”:
Net operating cash flow	$19,659	$19,695	$24,470	$20,418	$18,318	$7,004	$14,808	$3,596
Expenditures for drydocking	830	784	—	984	4,711	3,884	—	—
Interest expense, net	10,300	14,347	16,352	12,861	26,431	11,550	12,783	5,159
Gain(loss) on sale of assets	8,019	2,109	2,661	490	1,576	723	(11,837)	—
Change in working capital	(3,043)	2,817	(846)	(253)	(237)	(97)	(911)	11
Interest rate swaps gain(loss) and change in accounting principle	—	—	(11,984)	(71,400)	14,715	(26,829)	3,985	—
Foreign currency exchange gain (loss) and other, net	(4,392)	(3,196)	3,259	(44,156)	(72,093)	(44,426)	18,059	(4,325)

EBITDA	$31,373	$36,556	$33,912	$(81,056)	$(6,578)	$(48,191)	$36,887	$4,441

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated audited and unaudited financial statements and related notes of Teekay Spain S.L. and the unaudited pro forma consolidated financial statements and related notes of Teekay LNG Partners L.P. included elsewhere in this prospectus. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (or GAAP) and are presented in U.S. Dollars unless otherwise indicated. Any amounts converted from Euros or another non-U.S. currency to U.S. Dollars in this prospectus are at the rate applicable at the relevant date, or the average rate during the applicable period.

Overview

      We are an international provider of liquefied natural gas (or LNG) and crude oil marine transportation services. We manage our business and analyze and report our results of operations on the basis of the following two business segments:

LNG Carrier Segment. We have four LNG carriers, including one vessel delivered in July 2004 and one vessel delivered in December 2004. We have contracted to acquire from Teekay Shipping Corporation all of its interest (which will not be less than 70%) in three LNG newbuilding carriers upon their deliveries, which are scheduled for the fourth quarter of 2006 and the first half of 2007. The three LNG carriers to be acquired from Teekay Shipping Corporation will commence service under existing charters with Ras Laffan Natural Gas Co. Limited (II) (or RasGas II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation, established for the purpose of expanding LNG production in Qatar. In 2003 and the six months ended June 30, 2004, this segment generated 39.7% and 43.5%, respectively, of our total net voyage revenues.

Suezmax Tanker Segment. We have five Suezmax tankers. In the third quarter of 2005, we expect to take delivery of a new Suezmax tanker (the Toledo Spirit) and concurrently sell to Teekay Shipping Corporation our only single-hulled Suezmax tanker (the Granada Spirit). Upon delivery of the Toledo Spirit, all of our Suezmax tankers will operate under long-term, fixed-rate time charters. In 2003 and the six months ended June 30, 2004, we had six Suezmax tankers and this segment generated 60.3% and 56.5%, respectively, of our total net voyage revenues.

      Although our Suezmax tanker segment has accounted for a majority of our voyage revenues, we expect to earn a substantial majority of our revenues from our LNG carrier segment following delivery of all of our LNG newbuildings. In addition, our growth strategy focuses on expanding our fleet of LNG carriers under long-term, fixed-rate time charters. We view our Suezmax tanker fleet primarily as a source of stable cash flow as we expand our LNG operations.

      Our fleet was established by Naviera F. Tapias S.A. (or Tapias), a Spanish company founded in 1991. Teekay Shipping Corporation, through its subsidiary Teekay Luxembourg S.a.r.l., acquired Tapias on April 30, 2004 and changed its name to Teekay Shipping Spain S.L. (or Teekay Spain).

Our Charters

      We generate revenues by charging customers for the transportation of their LNG and crude oil using our vessels. Historically, we generally have provided these services under the following basic types of contractual relationships:

•	Time charters, where vessels are chartered to customers for a fixed period of time at rates that are generally fixed but may contain a variable component, such as an inflation adjustment or a current market rate component; and

•	Voyage charters, which are charters for shorter intervals, usually a single round trip, that are priced on a current, or “spot,” market rate.

      During 2003 and the six months ended June 30, 2004, we derived 85.0% and 80.3% of our revenues from time charters and 15.0% and 19.7% of our revenues from voyage charters, respectively. During these periods, all our vessels were employed on long-term time charters, except the Granada Spirit, which operated under voyage charters in the spot market. The Granada Spirit will operate under a short-term, fixed-rate time charter to an affiliate of Teekay Shipping Corporation upon the closing of this offering. We do not anticipate earning revenues from voyage charters in the foreseeable future.

      The average remaining term of our existing long-term, fixed-rate time charters is approximately 20 years for our LNG carriers and 16 years for our Suezmax tankers, subject, in certain circumstances, to termination or purchase rights. The initial term of each of our LNG and Suezmax newbuilding charters is 20 years from delivery of the vessel.

      Generally, under our current charters the rate we charge for our services, which we call the “hire rate,” includes two components — a capital component and an operating component.

•	Capital Component. The capital component typically approximates the amounts we are required to pay under vessel financing obligations, including under bareboat charters included in capital lease arrangements. The capital component of our long-term Suezmax time charters fluctuates with the floating interest rates for the debt used to finance the related vessels. If interest rates increase, the amount we pay under the capital leases relating to the chartered vessels increases by the amount of the additional interest payments, and the capital component we receive from the related time charters correspondingly increases. Consequently, the fluctuating portion of the capital component has no net effect on our cash flows or net income, but does affect our recorded voyage revenues and interest expense. The capital component of our LNG time charters is fixed.

•	Operating Component. The operating component is intended to compensate us for voyage and vessel operating expenses and adjusts for inflation. This component is established at the beginning of the charter and then typically fluctuates annually based on changes in a specified cost-of-living index.

      For our charters, other than the RasGas II charters, we earn a profit from a margin built into the operating component. Under the RasGas II charters, this margin is built into the capital component.

      Hire payments may be reduced or, under some charters, we must pay liquidated damages, if the vessel does not perform to certain of its specifications, such as if the average vessel speed falls below a guaranteed speed or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount. Historically, we have had few instances of hire rate reductions and none that have had a material impact on our operating results.

      When the vessel is “off-hire” — or not available for service — the customer generally is not required to pay the hire rate and we are responsible for all costs. Prolonged off-hire may lead to vessel substitution or termination of the time charter. A vessel generally will be deemed off-hire if there is a loss of time due to, among other things:

•	operational deficiencies; drydocking for repairs, maintenance or inspection; equipment breakdowns; or delays due to accidents, crewing strikes, certain vessel detentions or similar problems; or

•	our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

      For more information on our charters, please read “Business — Time Charter Contracts — General Provisions,” “— LNG Time Charters” and “— Crude Oil Time Charters.”

Important Financial and Operational Terms and Concepts

      We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

      Voyage Revenues. Voyage revenues include revenues from time charters and voyage charters. Voyage revenues are affected by hire rates and the number of calendar-ship-days a vessel operates. Voyage revenues are also affected by the mix of business between time and voyage charters. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage. We do not anticipate earning revenues from voyage charters in the foreseeable future.

      Assuming our newbuildings are delivered as scheduled, incremental voyage revenues under long-term, fixed-rate time charters for these vessels will be added at various times from December 2004 through the first half of 2007, as voyages commence under the related time charters.

      Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are typically paid by the customer under time charters and by us under voyage charters. When we pay voyage expenses, we typically add them to our hire rates at an approximate cost.

      Net Voyage Revenues. Net voyage revenues represent voyage revenues less voyage expenses. Because the amount of voyage expenses we incur for a particular charter depends upon the form of the charter, we use net voyage revenues to improve the comparability between periods of reported revenues that are generated by the different forms of charters.

      Vessel Operating Expenses. We are responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. The two largest components of vessel operating expenses are crews and repairs and maintenance.

•	Crews. Crews represented approximately 50% of our vessel operating expenses for 2003 and the six months ended June 30, 2004. A substantial majority of our crewing expenses are denominated in Euros, which is primarily a function of the nationality of our crew. Fluctuations in the Euro relative to the U.S. Dollar have caused, and will continue to cause, fluctuations in our operating results.

•	Repairs and Maintenance. Repairs and maintenance represented approximately 30% of vessel operating expenses for 2003 and the six months ended June 30, 2004. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydockings. Please read “— Drydocking” below. Because vessel operating expenses such as repairs and maintenance are lower for newer vessels, and our fleet is relatively new, we expect these expenses to increase as our fleet matures.

      Income from Vessel Operations. To assist us in evaluating our operations by segment, we sometimes analyze the income we receive from each segment after deducting operating expenses and depreciation and amortization, but prior to the deduction of interest expenses, taxes, foreign currency and interest rate swap gains or losses and other income and losses. Please read Note 2 to the historical consolidated financial statements of Teekay Spain included elsewhere in this prospectus for further information on our income from vessel operations.

      Drydocking. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, we drydock each LNG carrier and Suezmax tanker every five years. In addition, a shipping society classification intermediate survey is performed on our LNG carriers between the second and third year of the five-year drydocking period. We capitalize a substantial portion of the costs we incur during drydocking and for the survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. We expense costs related to routine repairs and maintenance incurred during drydocking that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period, the size of the vessels and the nature of the work performed determine the level of drydocking expenditures.

      Depreciation and Amortization. Our depreciation and amortization expense typically consists of the following three components:

•	charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of our vessels;

•	charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking; and

•	charges related to the amortization of the fair value of the time charters (over the remaining terms of the charters), which was initially determined at approximately $183 million in April 2004 when Teekay Shipping Corporation acquired Teekay Spain.

      Calendar-ship-days. Calendar-ship-days are equal to the aggregate number of calendar days in a period that our vessels operate during that period.

      Restricted Cash Deposits. Under capital lease arrangements for two of our LNG carriers, we (a) borrowed under term loans and deposited the proceeds into restricted cash accounts and (b) entered into capital leases, also referred to as “bareboat charters,” for the vessels. The restricted cash deposits equal the present value of the remaining amounts we owe under the lease arrangements, including our obligation to purchase the vessels at the end of the lease terms. During vessel construction, we borrowed under the term loans and made restricted cash deposits equal to construction installment payments.

      Foreign Currency Fluctuations. Our results of operations are affected by fluctuations in currency exchange rates. The volatility in our financial results due to currency exchange rate fluctuations can be attributed to the following factors:

•	Unrealized end of period revaluations. Under U.S. accounting guidelines, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, long-term debt and capital lease obligations, are revalued and reported based on the prevailing exchange rate at the end of the period. As long as our foreign currency-dominated monetary liabilities continue to be in excess of our foreign currency-dominated monetary assets, we will record gains if the U.S. Dollar has strengthened against the applicable foreign currencies during the period, and we record losses if the U.S. Dollar has weakened against the applicable foreign currencies during the period. Most of our foreign currency gains and losses are attributable to this revaluation in respect of our Euro-denominated term loans, which totaled 294.8 million Euros ($372.4 million) and 282.9 million Euros ($343.8 million) as at December 31, 2003 and June 30, 2004, respectively. We recorded foreign currency exchange rate losses of $71.5 million for 2003 and gains of $11.8 million for the six months ended June 30, 2004, substantially all of which losses and gains were unrealized.

•	Foreign currency revenues and expenses:

•	A portion of our voyage revenues are denominated in Euros. As a result, fluctuations in the Euro relative to the U.S. Dollar have caused, and are likely to continue to cause, fluctuations in our reported voyage revenues. In 2003, approximately 11% of our voyage revenues were Euro-denominated.

•	A substantial majority of our vessel operating expenses and general and administrative expenses are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. We also have Euro-denominated interest expense related to our Euro-denominated loans. As a result, fluctuations in the Euro relative to the U.S. Dollar have caused, and are likely to continue to cause, fluctuations in our reported expenses. In 2003, approximately 78% of our vessel operating expenses and substantially all of our general and administrative expenses were Euro-denominated.

      Our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments. For this reason, we have not entered into any forward contracts or similar arrangements to protect against the risk of foreign currency-denominated revenues, expenses or monetary assets or liabilities. If our foreign currency-denominated revenues and expenses become sufficiently disproportionate in the future, we may engage in hedging activities. For more information, please read “— Quantitative and Qualitative Disclosures About Market Risk.”

Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects

      You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•	We have disposed of certain assets included in our historical results of operations. Immediately prior to its acquisition by Teekay Shipping Corporation in April 2004, Tapias disposed of certain assets unrelated to the marine transportation operations purchased by Teekay Shipping Corporation. These unrelated assets included certain investments in marketable securities and other non-shipping assets, including real estate and a yacht. Since these unrelated assets were held in Tapias ship owning subsidiaries acquired by Teekay Shipping Corporation, the financial impact of the assets is included in our historical operating results discussed below through the date of their disposition (as opposed to three unrelated businesses previously held in separate subsidiaries not acquired in the Tapias acquisition, which are not included in our historical operating results). Excluding expenses associated with the yacht, none of the unrelated assets had a significant impact on our operating results.

•	We have increased, and expect to continue to increase, the size of our LNG carrier fleet. Our historical results of operations include only one LNG carrier operating in the last part of 2002 and only two LNG carriers operating during parts of 2003 and the first six months of 2004. In July and December 2004, we took delivery of our third and fourth LNG carriers. We expect to operate the three additional RasGas II LNG newbuildings upon their deliveries in the fourth quarter of 2006 and the first half of 2007. In addition, our growth strategy focuses on expanding our fleet of LNG carriers under long-term, fixed-rate time charters.

•	We will operate five, not six, Suezmax tankers. Our historical results of operations reflect the operation of six Suezmax tankers. In the fourth quarter of 2004, we disposed of two Suezmax tankers under charter to CEPSA (the Leon Spirit and Sevilla Spirit) for a total of $46.4 million, which we expect will result in a gain of $3.4 million relative to the carrying amounts of the vessels. The Leon Spirit was replaced in the fourth quarter of 2004 by the delivery of another Suezmax tanker (the Teide Spirit) chartered to CEPSA. As a result, the disposition will have an immaterial effect on our operations and cash flows. The Sevilla Spirit will be replaced in the third quarter of 2005 with another Suezmax tanker (the Toledo Spirit) that will be chartered to CEPSA. Pending delivery of the Toledo Spirit, we will operate the Granada Spirit pursuant to a fixed-rate time charter. We have an agreement to sell the Granada Spirit to Teekay Shipping Corporation no later than the delivery of the Toledo Spirit. Please read “Certain Relationships and Related Party Transactions — Granada Spirit Charter and Purchase Agreement.” Upon the closing of this offering, we will operate five Suezmax tankers as a result of these vessel dispositions and deliveries.

•	Our results from December 2004 until the closing of this offering will not include results from the Granada Spirit. In December 2004, we transferred the Granada Spirit to another Teekay Shipping Corporation subsidiary not organized in Spain in connection with a significant drydocking and re-flagging the vessel. We did not recognize a gain or loss on that transfer. Upon the closing of this offering, Teekay Shipping Corporation will contribute the Granada Spirit back to us. Please read “Certain Relationships and Related Party Transactions — Granada Spirit Charter and Purchase Agreement.” Our results from the time we transferred the vessel to the closing of this offering will not reflect the results of the Granada Spirit.

•	We do not anticipate earning revenues from voyage charters in the foreseeable future. Upon the closing of this offering, all of our vessels will operate under fixed-rate time charters, and we do not anticipate earning revenue from voyage charters or the spot market in the foreseeable future. Our recent results reflect relatively high voyage charter rates earned by two Suezmax tankers whose hire rates were tied to oil tanker spot market rates. One of these vessels, the Sevilla Spirit, prior to being sold in the fourth quarter of 2004, operated under a charter that had a variable rate component based in part on spot market rates. The second vessel, the Granada Spirit, has been operating in the spot market and was part of our fleet until December 2004.

When Teekay Shipping Corporation contributes the Granada Spirit back to us upon the closing of this offering, we will concurrently time charter it to Teekay Shipping Corporation under a short-term, fixed-rate time charter. The charter rate will be less than rates recently earned by the Granada Spirit in the spot market, but the fixed rate will meet our strategy of earning stable revenues from fixed-rate time charters. The average daily net voyage revenues we earned from the Granada Spirit in the three months ended September 30, 2004 is $1.7 million higher than the average daily net voyage revenues we expect to receive under the fixed-rate time charter to Teekay Shipping Corporation during a similar three-month period.

•	We have designated our interest rate swaps as hedges. We have entered into interest rate swaps to hedge our interest rate risk from our floating-rate debt used to purchase our LNG carriers. These interest rate swaps were not designated as hedges under U.S. accounting guidelines until April 30, 2004. Consequently, the changes in the fair values of these swaps that occurred during the four months ended April 30, 2004 and the six months ended June 30, 2003 have been recorded in earnings as “interest rate swaps gain (loss)” for those periods. Had these interest rate swaps been designated as hedges prior to 2003, any subsequent changes in fair value would have been recognized in “accumulated other comprehensive income (loss)” to the extent the hedge was effective and until the hedged item was recognized as income. We expect the swaps to be highly effective and, consequently, we expect that most of the change in value after April 30, 2004 will be reflected in accumulated other comprehensive income (loss). For further information on our interest rate swaps, please read Note 10 to the consolidated audited financial statements of Teekay Spain included elsewhere in this prospectus. In addition, we expect to settle our interest rate swaps in connection with prepayment of our debt as described in “Use of Proceeds.”

•	We will incur additional general and administrative expenses. Upon the closing of this offering, we and certain of our subsidiaries will enter into services agreements with certain subsidiaries of Teekay Shipping Corporation pursuant to which those subsidiaries will provide us and our subsidiaries certain services, including strategic consulting, advisory, ship management, technical and administrative services. Our cost for these services will depend on the amount and type of services provided during each period. The services will be valued at a reasonable, arms’-length rate that will include reimbursement of reasonable direct or indirect expenses incurred to provide the services. We will also reimburse our general partner for all expenses it incurs on our behalf. For 2005, we estimate these services and general partner reimbursements will increase our expenses by an additional $1.6 million, primarily depending on the particular amount and type of services actually provided during the year.

We Have Derived, and We Expect to Continue to Derive, a Substantial Majority of Our Revenues From a Limited Number of Customers.

      In 2003 and during the six months ended June 30, 2004, we derived 84% and 80%, respectively, of our revenues from three customers — CEPSA (47% and 39%, respectively), Repsol YPF, S.A. (26% and 19%) and Gas Natural SDG, S.A. (11% and 22%). For more information about these customers, please read “Business — Our Customers.” After delivery of the three RasGas II LNG newbuildings and commencement of the related charters, we expect to derive a significant amount of revenues from RasGas II.

      We have long-term, fixed-rate time charters with each of our existing customers and expect to continue to derive a substantial majority of our revenue and cash flows from them. The loss of any customer or time charter, or a significant decline in payments under our time charters, could materially and adversely affect our revenues, cash flows and operating results. Please see “Risk Factors — Risks Inherent in Our Business — We derive a substantial majority of our revenues from three customers, and the loss of any customer, time charter or vessel could result in a significant loss of revenues and cash flows.”

      We could lose one of these customers or another customer or the benefits of a time charter if:

•	the customer exercises certain rights to terminate the charter, purchase or cause the sale of the vessel or, under some of our charters, convert the time charter to a bareboat charter (some of which rights are exerciseable at any time);

•	the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter; or

•	under some of our time charters, the customer terminates the charter because of the termination of the charter’s LNG sales agreement supplying the LNG designated for our services, or a prolonged force majeure event affecting the customer, including damage to or destruction of relevant LNG production or regasification facilities, war or political unrest preventing us from performing services for that customer.

Please read “Business — LNG Time Charters — Purchase Options, Terminations Rights and Bareboat Conversion Options” and “— Crude Oil Time Charters — CEPSA’s Right to Terminate” for more information about the termination and related provisions under our charters.

      Our customers’ primary obligation under the time charter contracts is to pay us for our services, and the contracts provide narrow exceptions to this payment obligation for force majeure events and, in limited circumstances as described above, LNG supply disruptions. However, we could lose the benefits of a time charter if the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise. Our customers include major energy companies and their affiliates. Factors materially and adversely affecting the supply of or demand for LNG or crude oil or the financial condition and operating results of our customers could affect their ability to make charter payments to us.

Teekay Luxembourg S.a.r.l.

      Teekay Shipping Corporation formed Teekay Luxembourg S.a.r.l. (Luxco) in April 2004 to acquire and hold Tapias. Teekay Shipping Corporation will contribute the capital stock of Luxco to us upon the closing of this offering, making it one of our assets and an intermediate holding company of our operating subsidiaries. To make the period-to-period discussion below more comparable, our operating results and the discussion below do not include the results of Luxco for the three months ended June 30, 2004. In the three months ended June 30, 2004, Luxco had no revenues, expenses or income, or assets or liabilities, other than:

•	$312.3 million of advances (including accrued interest) from Teekay Shipping Corporation that were used by Luxco to purchase Teekay Spain;

•	$2.4 million of interest expense related to the advances;

•	$3.8 million of unrealized foreign exchange losses related to the advances, which are Euro-denominated;

•	$10.0 million in cash and cash equivalents; and

•	its interest in Teekay Spain.

We believe the exclusion of the Luxco results make our results more comparable because Luxco’s results and financial position relate solely to the financing of the acquisition of Teekay Spain by Teekay Shipping Corporation and do not relate to the historical results of Teekay Spain. In addition, because the capital stock of Luxco and the $312.3 million of advances will be contributed to us upon the closing of this offering, these advances and their related effects will be eliminated on consolidation, as reflected in our pro forma financial statements included in this prospectus. For more information on Luxco, please read the unaudited consolidated financial statements of Luxco included elsewhere in this prospectus.

Results of Operations

      The following tables present our operating results by reportable segment for the six months ended June 30, 2003 and 2004 and the years ended December 31, 2002 and 2003, and compare our net voyage revenues for those periods to the most directly comparable GAAP financial measure. For ease of comparison in the following table and the discussion below, we combine our results for the four months ended April 30, 2004 and the two months ended June 30, 2004.

	Six Months Ended June 30,

	2003			2004

	Suezmax	LNG		Suezmax	LNG
	Tanker	Carrier		Tanker	Carrier
	Segment	Segment	Total	Segment	Segment	Total

	(in thousands)
Voyage revenues	$28,219	$11,332	$39,551	$34,162	$24,009	$58,171
Voyage expenses	2,867	38	2,905	3,156	148	3,304

Net voyage revenues	$25,352	$11,294	$36,646	$31,006	$23,861	$54,867
Vessel operating expenses	9,907	2,062	11,969	10,143	4,743	14,886
Depreciation and amortization	8,606	2,219	10,825	9,726	5,285	15,011
General and administrative(1)	3,436	573	4,009	2,181	730	2,911

Income from vessel operations	$3,403	$6,440	$9,843	$8,956	$13,103	$22,059

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

	Year Ended December 31,

	2002			2003

	Suezmax	LNG		Suezmax	LNG
	Tanker	Carrier		Tanker	Carrier
	Segment	Segment	Total	Segment	Segment	Total

	(in thousands)
Voyage revenues	$54,418	$5,448	$59,866	$54,102	$32,607	$86,709
Voyage expenses	5,319	15	5,334	4,788	123	4,911

Net voyage revenues	$49,099	$5,433	$54,532	$49,314	$32,484	$81,798
Vessel operating expenses	15,789	315	16,104	20,584	5,856	26,440
Depreciation and amortization	16,579	1,110	17,689	17,760	5,630	23,390
General and administrative(1)	6,237	264	6,501	7,116	1,683	8,799

Income from vessel operations	$10,494	$3,744	$14,238	$3,854	$19,315	$23,169

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

Six Months Ended June 30, 2004 Versus Six Months Ended June 30, 2003

LNG Carrier Segment

      We operated one LNG carrier during the six months ended June 30, 2003 and two LNG carriers during the six months ended June 30, 2004, which increased our total calendar-ship-days by 101.1%, from 181 days in the six months ended June 30, 2003 to 364 days in the six months ended June 30, 2004.

      Net voyage revenues increased 111.3% to $23.9 million for the six months ended June 30, 2004, from $11.3 million for the same period in 2003, which was attributable to the addition of our second LNG carrier.

      Vessel operating expenses increased 130.0% to $4.7 million for the six months ended June 30, 2004, compared to $2.1 million for the same period in 2003. Approximately $2.3 million of the increase was attributable to the delivery of our second LNG carrier in August 2003, and approximately $0.1 million of the increase was attributable to the strengthening of the Euro against the U.S. Dollar. A majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew.

      Depreciation and amortization increased 140.9% to $5.3 million for the six months ended June 30, 2004, from $2.2 million for the same period in 2003, primarily due to the following factors:

•	the addition of our second LNG vessel;

•	the amortization, as an intangible asset, of the value of the Tapias time charters acquired on April 30, 2004; and

•	increased depreciation resulting from recording the Tapias vessels at their acquisition cost as compared to their depreciated value prior to the acquisition.

Suezmax Tanker Segment

      The number of vessels in our Suezmax tanker fleet remained unchanged for the six months ended June 30, 2004, compared to the same period in 2003. We had six Suezmax tankers during both periods, and these vessels operated for a total of 1,092 calendar-ship-days in the six months ended June 30, 2004, compared to 1,086 calendar-ship-days in the prior period.

      Net voyage revenues increased 22.1% to $31.0 million for the six months ended June 30, 2004, from $25.4 million for the same period in 2003. The increase was primarily the result of:

•	a $5.4 million increase in net voyage revenues for the six months ended June 30, 2004 compared to the prior period due to increases in average spot market rates earned by the Granada Spirit and another vessel (which we sold in the fourth quarter of 2004) with rates partially dependent on spot market rates; and

•	a $0.7 million increase in net voyage revenues due to fewer off-hire days from drydocking in the six months ended June 30, 2004 compared to the same period in 2003.

These increases were partially offset by decreases of $0.3 million in revenues for the six months ended June 30, 2003 from three time charters that fluctuate based on changes in interest rates compared to the six months ended June 30, 2003. However, under the terms of our capital leases for the three vessels, we had a corresponding reduction in our lease payments, which is reflected as a reduction of interest expense. Therefore, these interest rate adjustments, which will continue, did not have any effect on our cash flow and net income.

      Vessel operating expenses increased 2.4% to $10.1 million for the six months ended June 30, 2004, compared to $9.9 million for the same period in 2003, primarily due to the strengthening of the Euro against the U.S. Dollar.

      Depreciation and amortization increased 12.8% to $9.7 million for the six months ended June 30, 2004, from $8.6 million for the same period in 2003. The increase was primarily due to the following factors:

•	the amortization, as an intangible asset, of the value of the Tapias time charters acquired on April 30, 2004;

•	increased depreciation resulting from recording the Tapias vessels at their acquisition cost as compared to their depreciated value prior to the acquisition; and

•	the amortization of drydocking costs of $1.0 million in the six months ended June 30, 2004, compared to $0.7 million for the same period in 2003.

     Other Operating Results

      General and administrative expenses decreased 27.4% to $2.9 million for the six months ended June 30, 2004, from $4.0 million for the same period in 2003, primarily due to a $0.5 million decrease in expenses resulting from four months of expenses associated with a yacht and certain other non-shipping assets disposed of by Tapias immediately prior to its acquisition on April 30, 2004 by Teekay Shipping Corporation, compared to six months of these expenses included in our results for the six months ended June 30, 2003.

      Interest expense increased 93.7% to $30.3 million for the six months ended June 30, 2004, from $15.7 million for the same period in 2003. This increase primarily reflects increases in interest-bearing debt and capital lease obligations associated with the delivery of one LNG carrier in each of September 2002 and August 2003. For more information, please read “— Liquidity and Capital Resources — Ship Financing Arrangements” below.

      Interest income increased 298.6% to $12.2 million for the six months ended June 30, 2004, from $3.1 million for the same period in 2003. This increase was primarily due to interest earned on increased restricted cash deposits.

      Foreign currency exchange gain was $11.8 million for the six months ended June 30, 2004, compared to a loss of $43.8 million for the same period in 2003. These foreign currency exchange gains and losses — substantially all of which were unrealized — are due substantially to the period-end revaluation of Euro-denominated term loans for financial reporting purposes. During the six months ended June 30, 2003, the U.S. Dollar weakened considerably against the Euro, whereas the U.S. Dollar strengthened against the Euro during the six months ended June 30, 2004.

      We incurred a gain of $4.0 million during the six months ended June 30, 2004 and a loss of $26.8 million during the same period in 2003 due to the changes in fair values of our interest rate swaps. These interest rate swaps were not designated as hedges under U.S. accounting guidelines until April 30, 2004. Consequently, the changes in fair values of these swaps that occurred during the four months ended April 30, 2004 and the six months June 30, 2003 have been recorded in earnings as “interest rate swaps gain (losses)” for those periods.

      Other loss of $10.3 million in the six months ended June 30, 2004 resulted from a $11.9 million loss on the sale of non-shipping assets by Tapias prior to its acquisition on April 30, 2004 by Teekay Shipping Corporation and $0.1 million of minority interest expense, partially offset by $1.2 million of income tax recoveries, $0.1 million of gains on the sale of marketable securities and $0.4 million of other miscellaneous income. Other income of $1.9 million for the six months ended June 30, 2003 resulted from a $0.7 million gain on the sale of marketable securities, $0.2 million of income tax recoveries and $1.2 million of other miscellaneous income, partially offset by $0.2 million of minority interest expense. The marketable securities, other miscellaneous income and minority interest expense all relate to non-shipping assets disposed of by Tapias prior to its acquisition by Teekay Shipping Corporation.

      As a result of the foregoing, net income increased to $9.6 million for the six months ended June 30, 2004, from a net loss of $70.4 million for the same period in 2003.

Year Ended December 31, 2003 Versus Year Ended December 31, 2002

     LNG Carrier Segment

      We took delivery of our first LNG carrier in September 2002 and our second LNG carrier in August 2003. Accordingly, our results reflect the operation of one LNG carrier for approximately three months in 2002, and one LNG carrier for all of 2003 and an additional LNG carrier for part of 2003, increasing total calendar-ship-days from 93 days in 2002 to 518 days in 2003.

      Net voyage revenues increased to $32.6 million for 2003 from $5.4 million for 2002, due to an increase in total calendar-ship-days.

      Vessel operating expenses increased to $5.9 million for 2003, compared to $0.3 million for 2002, primarily due to the increase in total calendar-ship-days. Approximately $5.5 million of the increase was attributable to the increase in calendar-ship-days and approximately $0.1 million of the increase was attributable to the strengthening of the Euro against the U.S. dollar.

      Depreciation and amortization increased to $5.6 million for 2003, from $1.1 million for 2002, primarily due to the increase in our fleet size.

     Suezmax Tanker Segment

      The number of vessels in our Suezmax tanker fleet remained unchanged for 2003 compared to 2002. During both periods, we had six Suezmax tankers and operated 2,190 calendar-ship-days.

      Net voyage revenues increased 0.4% to $49.3 million for 2003, from $49.1 million for 2002, primarily as a result of:

•	a $4.5 million increase in voyage revenues from the Granada Spirit from the prior period, due primarily to an increase in average spot market rates,

•	substantially offset by a $3.7 million decrease in voyage revenues due to a greater number of off-hire days from drydocking in 2003 compared to 2002 and, to a lesser extent, from $0.6 million in decreased voyage revenues from three time charters that fluctuate based on changes in interest rates.

      Vessel operating expenses increased 30.4% to $20.6 million for 2003, compared to $15.8 million for 2002. Approximately half of the total increase in vessel operating expenses was due to Euro-denominated expenses and the strengthening of the Euro against the U.S. Dollar. A majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew. The remaining increase was due to an increase in repair and maintenance activity in 2003, as four of our Suezmax tankers were drydocked during 2003 compared to one in 2002.

      Depreciation and amortization increased 7.1% to $17.8 million for 2003, from $16.6 million for 2002. The increase was due to an increase in amortization of drydocking costs of $2.0 million in 2003 from $0.8 million for 2002.

     Other Operating Results

      General and administrative expenses increased 35.3% to $8.8 million for 2003, from $6.5 million for 2002, primarily due to a $1.9 million increase in expenses resulting from a full year’s inclusion of expenses in 2003 for a yacht that was purchased during the latter half of 2002. The yacht was sold to Tapias’s then controlling shareholder immediately prior to the April 2004 sale of Tapias to Teekay Shipping Corporation.

      Interest expense increased 92.8% to $34.9 million for 2003, from $18.1 million for 2002. This increase primarily reflects increases in interest-bearing debt and capital lease obligations associated with the delivery of two LNG carriers in September 2002 and August 2003. For more information, please read “— Liquidity and Capital Resources — Ship Financing Arrangements” below.

      Interest income increased 60.7% to $8.4 million for 2003, from $5.2 million for 2002. This increase was primarily due to interest earned on increased restricted cash deposits.

      Foreign currency exchange loss increased to $71.5 million in 2003, from $44.3 million for 2002. These foreign currency exchange losses are due primarily to the year-end revaluation of our two Euro-denominated term loans for financial reporting purposes. During 2003, the U.S. Dollar weakened considerably against the Euro.

      During 2002 and 2003, we incurred a loss of $71.4 million and a gain of $14.7 million, respectively, due to the changes in fair values of our interest rate swaps. These changes in value were primarily due to changes in interest rates in the corresponding periods. For more information, please read “— Overview — Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects — We have designated our interest rate swaps as hedges” above.

      Other income of $0.6 million for 2002 was comprised of a $0.5 million gain on the sale of marketable securities, $0.1 million in dividend income and $2.4 million of other miscellaneous income, partially offset by $2.2 million of income taxes and $0.2 million of minority interest expense. Other income of $0.6 million during 2003 was comprised of a $1.6 million gain on sale of marketable securities and $2.2 million of other miscellaneous income, partially offset by $3.0 million in income taxes and $0.2 million of minority interest expense.

      As a result of the foregoing, net loss decreased to $59.4 million for 2003, from $113.8 million for 2002.

Liquidity and Capital Resources

     Liquidity and Cash Needs

      As at September 30, 2004, our total cash and cash equivalents was $38.9 million, compared to $21.3 million at December 31, 2003, and $17.9 million at December 31, 2002. Our total liquidity, including cash and undrawn long-term borrowings, was also $38.9 million as at September 30, 2004. At the closing of this offering, we anticipate entering into a $100 million secured revolving credit facility.

      Our primary short-term liquidity needs are to fund general working capital requirements and drydocking expenditures, while our long-term liquidity needs primarily relate to expansion and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity or revenue generated by our fleet. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, while our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings.

      We believe that cash flows from operations will be sufficient to meet our short-term liquidity needs for at least the next 12 months. We will need to raise additional capital to finance our ongoing construction and newbuilding acquisition projects and other long-term commitments. We cannot assure you that we will be able to raise additional funds on favorable terms. For more information, please read “— Maintenance Capital Expenditures” below.

      Cash Flows. The following table summarizes our cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

	Six Months Ended		Year Ended
	June 30,		December 31,

	2003	2004	2002	2003

	(in thousands)
Net cash flow from operating activities	$7,004	$18,404	$20,418	$18,318
Net cash flow from financing activities	28,003	(24,199)	176,316	(277,616)
Net cash flow from investing activities	(40,055)	(4,064)	(199,218)	262,766

      Operating Cash Flows. Net cash flow from operating activities increased to $18.4 million in the six months ended June 30, 2004, from $7.0 million for the same period in 2003, mainly reflecting the increase in our LNG fleet size and the significant increase in our average spot market hire rates for the Granada Spirit. Net cash flow from operating activities decreased to $18.4 million in 2003, from $20.4 million in 2002, primarily due to an increase in the number of drydockings, partially offset by the increase in our LNG fleet size. Net cash flow from operating activities depends upon the timing of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, foreign currency rates, changes in interest rates, fluctuations in working capital balances and spot market hire rates earned in the spot market (to the extent we have any vessels operating in the spot tanker market). The number of vessel drydockings tends to be uneven between years. For more information on our expected drydocking expenditures, please read “— Maintenance Capital Expenditures — Ongoing Maintenance Capital Expenditures” below.

      Financing Cash Flows. Our investments in vessels and equipment have been financed primarily with term loans and capital lease arrangements. Net proceeds from long-term debt were $7.1 million and $48.6 million, respectively, for the six months ended June 30, 2004 and 2003, and $211.0 million and $228.5 million, respectively, for 2003 and 2002.

      During 2003, we sold and leased back our two LNG carriers for proceeds of $399.2 million. We used $248.1 million of the proceeds to repay debt. At approximately the same time, we made restricted deposits of $242.1 million that, together with the $16.9 million we deposited in 2002 and the approximately $48 million we expect to deposit in the fourth quarter of 2004, equals the present value of the remaining amounts owing under the capital lease agreements, including the amounts required for us to fulfill our obligation to purchase these two LNG carriers in 2006 and 2011. The deposits were primarily funded with term loans and a Spanish government grant in the form of a one-time payment (in lieu of receiving a subsidized financing rate) on the delivery of an LNG carrier. We discuss below our future commitments for capital expenditures related to newbuildings.

      Investing Cash Flows. Net cash used in investing activities for the periods noted above consisted primarily of construction costs relating to the three Suezmax tankers and four LNG carriers we had under construction at various times during 2002 and 2003 and the first half of 2004. These costs amounted to $10.5 million and $35.8 million, respectively, during the six months ended June 30, 2004 and 2003, and $133.6 million and $186.8 million, respectively, during 2003 and 2002. In 2003, as mentioned above, we sold and leased backed our two LNG carriers. In 2002, we purchased an entity that owned an LNG carrier on long-term charter to a Spanish oil company from our then controlling shareholder for $15.8 million (net of cash assumed of $5.1 million), which was substantially paid in 2002 and 2003.

     Ongoing Capital Expenditures

      Marine transportation of LNG and crude oil is a capital-intensive business, requiring significant investment to maintain an efficient fleet and to stay in regulatory compliance.

      Over the five years following the date of this offering, we estimate that we will spend an average of approximately $1.2 million for each Suezmax vessel and approximately $2.8 million for each LNG carrier for drydocking and society classification surveys. As our fleet matures and expands, our drydocking expenses will likely increase. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs or are a component of our operating expenses. We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

      Our partnership agreement requires our general partner to deduct from operating surplus each quarter estimated maintenance capital expenditures as opposed to actual maintenance capital expenditures in order to reduce disparities in operating surplus caused by fluctuating maintenance capital expenditures, such as drydocking and vessel replacement. Because of the substantial capital expenditures we are required to make to maintain our fleet, our initial annual estimated maintenance capital expenditures for purposes of calculating operating surplus will be $16.1 million per year, which is comprised of $4.1 million for drydocking costs for all of our vessels and $12.0 million, including financing costs, for replacing our LNG carriers and Suezmax tankers at the end of their useful lives. The actual cost of replacing our LNG carriers and Suezmax tankers will depend on a number of factors, including prevailing market conditions, charter rates and the availability and cost of financing at the time of replacement. The board of directors of our general partner with the approval of our conflicts committee may determine to increase the annual amount of our estimated maintenance capital expenditures. In years when estimated maintenance capital expenditures are higher than actual maintenance capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance capital expenditures were deducted from operating surplus.

Historical Capital Expenditures

      The following table summarizes total capital expenditures for drydocking and for vessels and equipment for the periods presented. In the past, we categorized our vessel replacement and fleet expansion as “vessels and equipment.”

	Six Months Ended		Year Ended
	June 30,		December 31,

	2003	2004	2002	2003

	(in thousands)
Expenditures for drydocking	$3,884	—	$984	$4,711
Expenditures for vessels and equipment	35,791	$10,487	186,755	133,628

Total capital expenditures	$39,675	$10,487	$187,739	$138,339

Ship Financing Arrangements

      We have employed the following types of financing arrangements to purchase our vessels.

•	Term Loans. Two of our LNG carriers have been financed with term loans that are collateralized by first preferred mortgages.

•	Capital Lease Arrangements. Under the capital lease arrangements for our Suezmax tankers, we leased the vessels from third parties pursuant to bareboat charters and make lease payments based on the amortized portion of the vessel construction financing costs. At the end of the lease terms, we are obligated to purchase the vessels for a fixed price based on the remaining unamortized portion of the vessel construction financing costs.

•	Spanish Tax Lease Arrangements. Under capital lease arrangements for two of our LNG carriers, we have borrowed under term loans and deposited the proceeds into restricted cash accounts. Concurrently, we entered into capital leases for the vessels pursuant to bareboat charters and recorded the vessels as assets. The restricted cash deposits equal the present value of the remaining amounts we owe under the lease arrangements, including our obligations to purchase the vessels at the end of the lease terms. Therefore, the payments under these capital leases are fully funded through our restricted cash deposits, and our continuing obligation is the repayment of the term loans. At the end of the lease terms, the amounts remaining in the restricted cash deposit accounts will be used to purchase the vessels, and we will obtain title to the vessels.

•	Warehousing. A subsidiary of Teekay Shipping Corporation has contracted to have built the three RasGas II vessels. Upon delivery of the first vessel, we will acquire all of Teekay Shipping Corporation’s interest in the subsidiary for a price that will reimburse Teekay Shipping Corporation for (1) its costs related to the construction of the three vessels and (2) a reasonable cost of capital on vessel construction payments. Please read “Certain Relationships and Related Party Transactions — Agreement to Purchase RasGas II Interest.”

      The following table identifies each vessel and newbuilding in our fleet, the type of financing arrangement currently associated with each vessel and our remaining financial commitments under each type of arrangement as at September 30, 2004. Each amount associated with a newbuilding is an estimate. Please read “— Contractual Obligations and Contingencies” below for more information on our newbuilding and other purchase commitments.

Vessel	Type of Financing Arrangement	Financial Commitment

Operating LNG Vessels:
Hispania Spirit	Term loans	$166.5 million
Galicia Spirit	Term loan	173.4 million
Catalunya Spirit	Spanish tax lease	183.3 million	(1)
Madrid Spirit	Spanish tax lease	$213.0 million	(1)
LNG Newbuildings:
Hull No. 2238	Warehousing	197.5 million	(2)
Hull No. 2239	Warehousing	197.5 million	(2)
Hull No. 2240	Warehousing	197.5 million	(2)
Operating Suezmax Tankers:
Granada Spirit	Term loan	$2.4 million
Tenerife Spirit	Capital lease(3)	46.8 million	(3)
Algeciras Spirit	Capital lease(3)	46.9 million	(3)
Huelva Spirit	Capital lease(3)	44.6 million	(3)
Teide Spirit	Capital lease(3)	50.0 million	(3)
Suezmax Newbuilding:
Toledo Spirit	Capital lease(4)	$50.0 million	(4)
Total		$1,569.4 million

(1)	Represents the principal amount on the term loan(s) used to make the restricted cash deposit that will fully pay the capital lease obligations and pay capitalized interest and other miscellaneous construction costs.

(2)	We estimate that the total cost to purchase the three RasGas II vessels from Teekay Shipping Corporation will equal approximately $592.5 million (which may be proportionately reduced if Qatar Gas Transport Company Ltd. (or Qatar Gas Transport) exercises its option to purchase up to a 30% interest in each vessel). However, actual costs will vary depending on the amount of miscellaneous construction costs and when the vessels are actually delivered (which affects the amount of capitalized interest). For purposes of this table, we have provided our estimate and divided the amounts evenly over the three vessels. Until we acquire all of Teekay Shipping Corporation’s interest in the subsidiary contracting to build the vessels, the accumulated construction costs and corresponding financing will not be reflected on our balance sheet.

(3)	Under the terms of the capital leases, the vessel owner enters into a seven-year capital lease with financial institutions and then leases the vessel to us for seven years pursuant to a bareboat charter. At the end of the term, we are obligated to purchase the vessel at a fixed price based on the unamortized portion of the vessel construction financing costs. The purchase obligations will be at various times from 2007 to 2011 and range from

$39.4 million to $43.5 million per vessel. We expect that we will complete the purchase by assuming the outstanding financing obligations; however, we may be required to obtain separate debt or equity financing to complete the purchases if the requisite lenders do not consent to our assuming the financing obligations. The amount in the table represents our remaining capital lease obligations, including the amount of the vessel purchase price.

(4)	As at October 30, 2004, we had made $4.8 million of progress payments on this newbuilding. We expect to make additional construction installment payments prior to its delivery, scheduled for July 2005, with temporary debt financing. We anticipate permanently financing the Suezmax newbuilding upon its delivery pursuant to financing arrangements substantially similar to those for our other Suezmax tankers subject to capital lease arrangements.

     Warehousing of RasGas II LNG Newbuildings. Teekay Shipping Corporation, through it subsidiaries, is constructing the three RasGas II LNG newbuildings, which are scheduled for delivery in the fourth quarter of 2006 and the first half of 2007. Teekay Shipping Corporation has agreed to assign to us all of its and its subsidiaries’ interest in these vessels and the related 20-year fixed-rate time charters with RasGas II upon delivery of the first LNG newbuilding. This arrangement with Teekay Shipping Corporation regarding the RasGas II vessels allows us to defer our need to finance these vessels until closer to their delivery and operation, which will reduce our need to finance construction installments and related payments. For more information, please read “Certain Relationships and Related Party Transactions — Agreement to Purchase RasGas II Interest.”

      The RasGas II LNG carriers have a total construction cost of approximately $514.5 million, or approximately $171.5 million for each vessel. We estimate that the total amount we will pay Teekay Shipping Corporation, including shipyard payments, capitalized interest and the other costs, will be approximately $592.5 million (which will be proportionately reduced to the extent Qatar Gas Transport exercises its option to purchase up to a 30% interest in each vessel). Approximately $468 million of long-term vessel financing is in place for these three vessels. We will assume those financing obligations when we acquire Teekay Shipping Corporation’s interest in the RasGas II vessels, and Teekay Shipping Corporation has agreed to assist us in assuming these financing obligations by remaining as a guarantor, if necessary, in exchange for an appropriate fee. Assuming no exercise by Qatar Gas Transport of its purchase options, we will be required to fund the remaining approximately $124.5 million as part of our purchase price for the vessels. Payment for all of Teekay Shipping Corporation’s interest in the vessels will be made at approximately the time the first newbuilding is delivered in late 2006, and will be made in cash, units or other consideration as agreed between Teekay Shipping Corporation and the conflicts committee of our general partner’s board of directors.

          Covenants and Other Restrictions in Our Financing Agreements

      All of our vessel financing is arranged on a vessel-by-vessel basis, and each financing is secured by the applicable vessel. Our capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels.

      The term loan agreements for our LNG carriers, including the RasGas II financing agreements we expect to assume, are with separate ship-owning subsidiaries, although Teekay Spain guarantees the payments under the term loan agreements for all of our existing LNG carriers (or Teekay Shipping Corporation in the case of the RasGas II loan agreements). These agreements contain covenants and other restrictions typical of secured debt financing of vessels, including those that restrict the ship owning subsidiaries from:

•	incurring or guaranteeing indebtedness;

•	changing ownership or structure, including mergers, consolidations, liquidations and dissolutions;

•	making dividends or distributions;

•	making capital expenditures in excess of specified levels;

•	making certain negative pledges and granting certain liens;

•	selling, transferring, assigning or conveying assets;

•	making certain loans and investments; and

•	entering into a new line of business.

      In addition, our LNG carrier term loan agreements (other than for RasGas II) contain covenants that require:

•	our subsidiaries to maintain cash collateral or unencumbered liquidity in various amounts not in excess of $5.0 million for any vessel (except the Catalunya Spirit, which requires an annual 1.2 million Euro restricted cash deposit); and

•	for two of our agreements, Teekay Spain to maintain at least 15.0 million Euros of tangible net worth.

      The RasGas II term loan agreements we expect to assume require Teekay Shipping Corporation’s guaranty and require Teekay Shipping Corporation to maintain at least $100.0 million of free liquidity and that the amount of Teekay Shipping Corporation’s consolidated free liquidity plus any undrawn revolving credit facilities not be less than 7.5% of Teekay Shipping Corporation’s total consolidated debt.

      In each of our LNG carrier term loan agreements, the shipowning subsidiaries may not pay dividends or distributions if we are in default under the agreement. In addition, the term loan agreements contain covenants that restrict dividends and distributions from our LNG shipowning subsidiaries except in certain limited circumstances. We intend to obtain amendments to these agreements prior to the closing of this offering to remove or substantially reduce those restrictions.

      We are currently in compliance with all of our financing agreements and expect to remain in compliance. In the future, some of the covenants and restrictions in our financing agreements could restrict the use of cash generated by our shipowning subsidiaries in a manner that could adversely affect our ability to pay the minimum quarterly distribution on our units. However, we currently do not expect that our covenants will have such an effect.

     Sale of the Granada Spirit

      The Granada Spirit is a single-hulled tanker that was built in 1990 and acquired by Tapias. The Granada Spirit has operated in the spot market. In December 2004, this vessel was transferred to another subsidiary of Teekay Shipping Corporation not organized in Spain in connection with a significant drydocking and re-flagging of the vessel.

      At the closing of this offering, Teekay Shipping Corporation will contribute to us the Granada Spirit to provide interim cash flows to us until delivery of our Suezmax newbuilding, the Toledo Spirit, and will enter into a short-term, fixed-rate time charter to increase the predictability and stability of that cash flow compared to the Granada Spirit’s prior operation in the spot market. The charter will terminate upon the earlier of the delivery of the Toledo Spirit, which is scheduled for July 2005, or December 31, 2005, subject to an early termination right of Teekay Shipping Corporation, as described below. Upon termination of the charter, Teekay Shipping Corporation will purchase the vessel. If the Toledo Spirit delivers as scheduled, Teekay Shipping Corporation will purchase the Granada Spirit for $19.5 million. If the Toledo Spirit delivers after July 2005, the $19.5 million purchase price will be reduced by $250,000 per month. Teekay Shipping Corporation will have the right to terminate the charter early and purchase the Granada Spirit at any time prior to delivery of the Toledo Spirit. If Teekay Shipping Corporation exercises this right, it will pay us $19.5 million plus $600,000 for each month we do not have the benefit of the time charter prior to the scheduled delivery of the Toledo Spirit. The additional payment reflects the estimated monthly depreciation and the amount of cash flow we would otherwise earn on the Granada Spirit pending the scheduled delivery of the Toledo Spirit.

Contractual Obligations and Contingencies

      The following table summarizes our long-term contractual obligations as at September 30, 2004:

	2005	2006	2007	2008	Thereafter	Total

	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt(1)	$15.8	$14.0	$14.8	$15.7	$318.5	$378.8
Commitments under capital leases(2)(3)	17.0	141.8	—	—	—	158.8
Newbuilding installments	42.8	—	—	—	—	42.8

Total U.S. Dollar-denominated obligations	75.6	155.8	14.8	15.7	318.5	580.4

Euro-Denominated Obligations:(4)
Long-term debt(5)	7.6	8.5	9.1	9.8	317.1	352.1
Commitments under capital leases(2)(6)	69.5	125.5				195.0

Total Euro-denominated obligations	77.1	134.0	9.1	9.8	317.1	547.1

Total long-term obligations	$152.7	$289.8	$23.9	$25.5	$635.6	$1,127.5

(1)	Interest payments are based on LIBOR plus a margin, depending on our financial leverage.

(2)	Includes purchase obligations.

(3)	Excludes payments for a Suezmax newbuilding on capital lease that is scheduled to deliver in the third quarter of 2005.

(4)	Euro-denominated amounts are based on the prevailing exchange rate as of September 30, 2004.

(5)	Interest payments are based on EURIBOR plus a margin, depending on our financial leverage.

(6)	Excludes payments for an LNG carrier on capital lease that is scheduled to deliver in the fourth quarter of 2004.

     On a pro forma basis, after giving effect to the repayment of $295.7 million of debt obligations by Teekay Shipping Corporation prior to the closing of this offering and our repayment of $99.3 million of debt owed to Teekay Shipping Corporation incurred in the fourth quarter of 2004 with the proceeds of this offering, our long-term contractual obligations as at September 30, 2004 would have consisted of the following:

	2005	2006	2007	2008	Thereafter	Total

	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt(1)	$10.0	$7.6	$7.9	$8.2	$50.7	$84.4
RasGas II purchase commitment(2)	—	124.5	—	—	—	124.5
Other U.S. Dollar-denominated obligations	59.8	141.8	—	—	—	201.6

Total U.S. Dollar-denominated obligations	69.8	273.9	7.9	8.2	50.7	410.5

Euro-Denominated Obligations:(3)
Total Euro-denominated obligations	77.1	134.0	9.1	9.8	317.1	547.1

Total long-term obligations	$146.9	$407.9	$17.0	$18.0	$367.8	$957.6

(1)	Interest payments are based on LIBOR plus a margin, depending on our financial leverage. Please read “Use of Proceeds” and the unaudited pro forma consolidated financial statements included elsewhere in this prospectus.

(2)	Represents our estimate of the purchase price for Teekay Shipping Corporation’s interest in the three RasGas II LNG carrier newbuildings, excluding the assumption of approximately $468.0 million of debt. Assumes Qatar Gas Transport does not exercise its options to purchase up to 30% of the interest in the RasGas II vessels. In connection with this purchase, we will assume the $68.6 million of construction installment payments due in 2007 for the last two vessels to be delivered.

(3)	Euro-denominated amounts are based on the prevailing exchange rate as of September 30, 2004.

Critical Accounting Policies

      We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. Following is a discussion of the accounting policies that involve a high degree of judgment and the methods of their application. For a further description of our material accounting policies, please read Note 1 to our historical consolidated financial statements included elsewhere in this prospectus.

Revenue Recognition

      We recognize revenues from time charters daily over the term of the charter as the applicable vessel operates under the charter. We do not recognize revenues during days that the vessel is off-hire.

      In the past, we generated a portion of our revenues from voyage charters. Within the shipping industry, the two methods used to account for voyage revenues and expenses from voyage charters are the percentage of completion and the completed voyage methods. Most shipping companies, including us, use the percentage of completion method. For each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In other words, revenues are recognized ratably either from the beginning of when product is loaded for one voyage to when it is loaded for another voyage, or from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. In applying the percentage of completion method, we believe that, in most cases, the discharge-to-discharge basis of calculating voyages more accurately reflects voyage results than the load-to-load basis. At the time of cargo discharge, we generally have information about the next load port and expected discharge port, whereas at the time of loading we are normally less certain what the next load port will be. We have used this method of revenue recognition for all spot voyages. However, we do not begin recognizing voyage revenue until a charter has been agreed to by the customer and us, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Vessel Lives and Impairment

      The carrying value of each of our vessels represents its original cost at the time of delivery or purchase less depreciation or impairment charges. We depreciate our vessels on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for Suezmax tankers and 35 years for LNG carriers, from the date the vessel was originally delivered from the shipyard, or a shorter period if regulations prevent us from operating the vessels to 25 years or 35 years, respectively. In the shipping industry, the use of a 25-year vessel life for Suezmax tankers has become the prevailing standard. In addition, the use of a 30- to 40-year vessel life for LNG carriers is typical. However, the actual life of a vessel may be different, with a shorter life potentially resulting in an impairment loss. We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on the vessel lives of our current fleet, other than our one single-hull Suezmax tanker (the Granada Spirit), which we will sell to Teekay Shipping Corporation prior to its required phase-out under applicable regulations. Please read “Certain Relationships and Related Party Transactions — Granada Spirit Charter and Purchase Agreement.”

      The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature. We review vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. We measure the recoverability of an asset by comparing its carrying amount to future undiscounted cash flows that the asset is expected to generate over its remaining useful life. If we consider a vessel or equipment to be impaired, we recognize impairment in an amount equal to the excess of the carrying value of the asset over its fair market value.

      Generally, we drydock each LNG carrier and Suezmax tanker every five years. In addition, a shipping society classification intermediate survey is performed on our LNG carriers between the second and third year of the five-year drydocking period. We capitalize a substantial portion of the costs we incur during drydocking and for the survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. We expense costs related to routine repairs and maintenance incurred during drydocking that do not improve or extend the useful lives of the assets. When significant drydocking expenditures occur prior to the expiration of this period, we expense the remaining unamortized balance of the original drydocking cost and any unamortized intermediate survey costs in the month of the subsequent drydocking.

Derivative Instruments

      We utilize derivative financial instruments to reduce interest rate risks. We do not hold or issue derivative financial instruments for trading purposes. Statement of Financial Accounting Standards (or SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, which was amended in June 2000 by SFAS No. 138 and in May 2003 by SFAS No. 149, establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. Derivatives that are not hedges or are not designated as hedges are adjusted to fair value through income. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income.

Goodwill

      Effective January 1, 2002, goodwill and intangible assets with indefinite lives are not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. An impairment test requires us to estimate future cash flows. If events or circumstances change, including reductions in anticipated cash flows generated by operations, goodwill could become impaired and require a charge to earnings.

Quantitative and Qualitative Disclosures About Market Risk

      We are exposed to the impact of interest rate changes primarily through our unhedged floating-rate borrowings. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt. As at September 30, 2004, our unhedged floating-rate borrowings totaled $63.9 million. A 1% increase in the interest rates on that amount would result in $0.6 million in additional annual interest payments.

      The table below provides information about our financial instruments at September 30, 2004 that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

Expected Maturity Date

	2004		2005		2006		2007		2008		Thereafter

	(in millions, except percentages)
Long-Term Debt:
Floating-rate debt — please read “Contractual Obligations and Contingencies” above
Interest Rate Swaps:(1)(2)
Contract amount (in U.S. Dollars)	$1.	5	$6.	5	$7.	0	$7.	6	$8.	2	$299.	0
Average fixed pay rate	6.	76%	6.	76%	6.	76%	6.	76%	6.	76%	6.	67%
Contract amount (in Euros)	$0.	7	$6.	1	$6.	9	$7.	4	$7.	9	$255.	5
Average fixed pay rate	6.	20%	5.	90%	5.	90%	5.	90%	5.	90%	5.	93%

(1)	The average variable receive rate for our interest rate swaps is set monthly at one-month LIBOR or EURIBOR or semi-annually at six-month LIBOR or EURIBOR.

(2)	The average fixed pay rate excludes the margin we pay on our floating-rate debt.

     The following table sets forth further information about our interest rate swap agreements, long-term debt and capital lease obligations as at December 31, 2003 and September 30, 2004:

		Fair
	Contract	Value/Carrying
	Amount	Amount	Rate(1)

	(in millions)
September 30, 2004
Interest Rate Swap Agreements:
U.S. Dollar-denominated	$329.8	$48.6	6.68%
Euro-denominated	$353.0	$65.0	5.94%
Long-Term Debt:(2)
U.S. Dollar-denominated	$403.8	$403.8	2.98%
Euro-denominated	$353.0	$353.0	3.32%
December 31, 2003
Interest Rate Swap Agreements:
U.S. Dollar-denominated	$295.6	$47.8	6.71%
Euro-denominated	$349.0	$48.3	5.94%
Long-Term Debt:(2)
U.S. Dollar-denominated	$371.3	$371.3	2.21%
Euro-denominated	$353.0	$372.4	3.27%

(1)	Rate refers to the weighted-average effective interest rate for our debt and average fixed pay rate for our swap agreements. The average fixed pay rate excludes the margin we pay on our floating-rate debt.

(2)	Excludes fixed-rate capital lease obligations.

     Counterparties to these financial instruments expose us to credit-related losses in the event of nonperformance; however, counterparties to these agreements are major financial institutions, and we consider the risk of loss due to nonperformance to be minimal. We do not require collateral from these institutions. We do not hold or issue interest rate swaps for trading purposes.

      We are exposed to the impact of changes in foreign currency exchange rates. Revenues generated from three of our time charters are either partially or solely denominated in Euros. In 2003, we earned approximately 8.6 million Euros (or $9.7 million) in Euro-denominated revenues. With the delivery of two LNG carriers in 2004, we expect this to increase to approximately 47 million Euros (or $56 million) per year beginning in 2005. In addition, approximately 78% of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew. We expect a similar proportion of our vessel operating expenses to continue to be Euro-denominated in 2005. Historically, almost all of our general and administrative expenses have been denominated in Euros. However, we expect this to decrease somewhat during 2005, as we will be incurring additional general and administrative expenses that are denominated in both Canadian Dollars and U.S. Dollars. As at September 30, 2004, we had approximately $353.0 million of Euro-denominated debt. We have not entered into any forward contracts or similar arrangements to protect against the currency risk of foreign currency-denominated revenues, expenses, monetary assets or monetary liabilities. See “— Overview — Important Financial and Operational Terms and Concepts — Foreign Currency Fluctuations.”

INDUSTRY

      We obtained the information in this prospectus about the liquefied natural gas and seaborne oil transportation industries from several independent outside sources, including the Energy Information Administration (or EIA), an independent statistical and analytical agency within the U.S. Department of Energy; Clarkson Research Studies (or CRS), the research division of H. Clarkson & Co. Ltd.; the International Energy Agency (or IEA), an autonomous energy forum for 26 industrial countries; and the U.S. Federal Energy Regulatory Commission (or FERC). Much of the most recent government data available regarding the liquefied natural gas industry is for 2002 and 2003.

Liquefied Natural Gas

      Natural gas is the world’s fastest-growing primary energy source. In 2001, the consumption of natural gas accounted for approximately 23% of world energy consumption, and the EIA expects global consumption to grow from 90 trillion cubic feet (or Tcf) in 2001 to 118 Tcf in 2015, representing a compounded annual growth rate of 2.0%. Economic growth, the abundance of natural gas and its clean-burning nature and the wide applicability of natural gas as a fuel source have been driving this growth. Liquefied natural gas (or LNG) provides a cost-effective means for transporting natural gas overseas by supercooling it to a liquid form, which reduces its volume to approximately 1/600th of its gaseous state. Between 1993 and 2003, the annual amount of LNG shipped internationally increased by a 7.0% compounded annual growth rate, from 3.0 Tcf to 5.9 Tcf, as a result of improvements in liquefaction and regasification technologies, decreases in LNG shipping costs and increases in demand from consuming regions located far from natural gas reserves. The IEA expects the LNG shipping industry to continue to grow rapidly, with worldwide LNG trade projected to increase by a 6.6% compounded annual growth rate from 2002 to 2010, with annual international LNG shipments reaching 8.8 Tcf in 2010. Historically, LNG trade primarily centered around the major LNG exporters of Indonesia, Malaysia and Algeria and the major LNG importers of Japan, South Korea and Taiwan. However, we expect the Middle East and Africa to continue to be increasingly important LNG exporting areas and Russia, with its vast natural gas reserves, to become an LNG exporter. We also expect Europe and North America to be among the major LNG importers. To meet projected LNG shipping demand, the IEA estimates that the world LNG carrier fleet must expand to approximately 296 carriers by 2010 from its current size of 177 existing vessels and 104 vessels under order or construction as of January 1, 2005.

     Overview of Natural Gas Market

      Natural gas is used primarily to generate electricity and as a heating source. Natural gas is abundant, with worldwide natural gas reserves estimated at 6,000 Tcf, or 67 times the volume of natural gas consumed in 2001.

      Consumption of natural gas has been increasing steadily and is projected to continue to rise due to a number of factors, such as:

•	global economic growth and increasing energy demand;

•	natural gas being a cleaner burning fuel than coal and oil, contributing to an increase in the development of power plants that run on natural gas;

•	the wide applicability of natural gas as a fuel source, along with consumer desires to diversify fuel sources; and

•	market deregulation.

      The following chart shows historical and projected world natural gas demand as of 2004.

World Natural Gas Demand

Source: U.S. Department of Energy, April 2004.

     As consumption of natural gas continues to rise, there is a growing disparity between the increase in forecasted consumption by industrialized nations and their production levels. This disparity will likely cause major consuming countries to rely on imports for a greater portion of natural gas. Importers will need to decide whether to import natural gas through a pipeline, if possible, or by ship.

      Much of the world’s natural gas is considered “stranded” because it is located in regions distant from consuming markets. A pipeline is usually the more economical means of transporting natural gas from producing regions if the consuming market can be served by pipeline and is not too distant from the natural gas reserves. For some areas that lack adequate pipelines — such as Japan, South Korea and Taiwan — LNG may be the most economical or only feasible form of natural gas that may be imported. For other areas that have extensive existing pipelines — such as Europe and North America — future demand for natural gas is expected to exceed available reserves and production capacity within the area served by the pipeline network, which may result in additional LNG imports.

     Overview of LNG Market

      LNG shipping provides a cost-effective means for transporting natural gas overseas. After natural gas is transported by pipeline from production fields to a liquefaction facility, it is supercooled to a temperature of approximately -260 degrees Fahrenheit. This process reduces its volume to approximately 1/600th of its volume in a gaseous state. The reduced volume facilitates economical storage and transportation by ship over long distances, enabling countries with limited natural gas reserves or limited access to long-distance transmission pipelines to meet their demand for natural gas. The LNG is transported overseas in specially built tanks on double-hulled ships to a receiving terminal, where it is offloaded and stored in heavily insulated tanks. In regasification facilities at the receiving terminal, the LNG is returned to its gaseous state (or “regasified”) and then shipped by pipeline for distribution to natural gas customers.

      The following diagram shows the flow of natural gas and LNG from production to regasification.

      LNG has existed since the early 1900s. LNG was first carried by ship in 1959, and the international LNG trade began in the early 1960s, primarily involving the shipment of LNG from Algeria to the United Kingdom.

      In recent years, the demand for LNG has increased as natural gas demand has continued to exceed production in mature gas producing regions, as the cost of liquefying and regasifying has declined due to improved technology, efficiency gains and more competition, and as shipping costs have declined due primarily to lower vessel construction costs. The following chart shows the volume of LNG shipped internationally between 1993 and 2003.

World LNG Imports

Source: U.S. Department of Energy, 1994-2004.

     LNG Supply

      LNG Exporters. A limited number of countries currently export LNG. In 2003, 12 countries exported a total of 5.9 Tcf of natural gas as LNG worldwide. In 1997, there were nine countries that exported 4.0 Tcf of natural gas as LNG.

      Historically, the top three LNG exporters have been Indonesia, Algeria and Malaysia. The following table shows the amount and worldwide percentage of LNG exported by country or region in 2003 and the amount and percentage changes in LNG volume shipped by each country from 2000 to 2003.

Major Exporters of LNG

			Percentage
	2003 Percentage		Change in Country	Change in
	of Worldwide		Exports From	Exports From
Country	Market	2003 Exports	2000 to 2003	2000 to 20003

		(billion cubic feet)		(billion cubic feet)
Indonesia	21%	1,245	(4)%	(55)
Algeria	16	968	2	18
Malaysia	14	822	11	82
Qatar	11	669	30	153
Other Middle East	10	582	70	239
Trinidad & Tobago	7	419	198	278
Nigeria	7	405	151	243
Australia	6	371	1	3
Brunei	6	341	7	21
United States	1	65	(2)	(1)
Libya	Less than 1%	25	(8)	(2)

Source: U.S. Department of Energy, 2000-2004.

     Export Capacity. A country’s ability to export LNG depends on its access to natural gas reserves in excess of its internal consumption and any exports via pipelines and on its capacity to liquefy natural gas.

      Natural Gas Reserves. World natural gas reserves are estimated at 6,000 Tcf, or 67 times the volume of natural gas consumed in 2001. In addition, through improved exploratory technologies and drilling of new wells, additional natural gas is discovered each year. However, much of the natural gas is considered “stranded” because it is located in regions distant from consuming markets.

      The following chart shows the percentage of estimated natural gas reserves by country as of January 2004.

World Natural Gas Reserves

Source: U.S. Department of Energy, April 2004.

     Liquefaction Facilities. At the end of 2002, almost 47% of global natural gas liquefaction capacity was located in the Asia Pacific region, followed by 25% in Africa and 21% in the Middle East. Global annual liquefaction capacity is projected to expand 46% from 135 million metric tons in 2003 to 197 million metric tons by 2007, based on facilities currently under construction. Significant new LNG projects or expansion of existing projects are underway in Egypt, Qatar, Nigeria, Australia, Trinidad and Tobago, and Russia. The following chart highlights regional liquefaction capacity as of October 2003 and expected capacity by 2007 as a result of facilities then under construction. In addition, the following chart shows facilities that the EIA reported as proposed for development or in planning stages as of October 2003, but which had not then commenced construction. There is no assurance that any of the proposed facilities will actually be constructed, as a result of a failure to obtain financing, a project sponsor’s decision not to proceed or otherwise.

Global LNG Liquefaction Facilities

Source: U.S. Department of Energy, December 2003.

     While LNG exports primarily have been from the Asia Pacific region, primarily Indonesia and Malaysia, the Middle East and Russia control a substantial portion (over 65%) of the world’s natural gas reserves. With gas-rich areas such as these regions and countries constructing or expanding LNG liquefaction facilities, we expect the predominant supply of LNG will shift.

     LNG Consumers

      LNG Importers. Countries that consume major quantities of natural gas but lack established transmission pipelines or are located far from supplying markets may import LNG as the most economical or only feasible means to obtain natural gas. For instance, natural gas supplied 12% of Japan’s energy needs in 2002 even though Japan has little of its own supply and no currently feasible means of establishing a pipeline from producing natural gas fields. In addition, countries that have established pipelines but have mature production fields or are not expected to have sufficient production available to meet continued demand, such as the United States, may import LNG as an alternative supply of natural gas.

      The following table shows the amount and percentage of LNG imported by country in 2003 and the amount and percentage changes in LNG volume consumed by each country from 2000 to 2003.

Major Importers of LNG

			Percentage
	2003 Percentage		Change in Country	Change in
	of Worldwide	2003	Imports From	Imports From
Country	Market	Imports	2000 to 2003	2000 to 2003

		(billion cubic feet)		(billion cubic feet)
Japan	48%	2,824	6%	167
South Korea	15	896	34	227
Spain	9	519	91	247
United States	9	507	124	280
France	5	319	(15)	(58)
Taiwan	4	258	18	40
Italy	4	234	31	55
Turkey	3	161	13	19
Belgium	2	119	(27)	(44)
Other Western Europe	1	39	117	21
Other Americas	Less than 1%	37	191	24

Source: U.S. Department of Energy, 2000-2004.

     Import Capacity. A country’s LNG import capacity depends largely upon its regasification facilities and pipeline infrastructure. In October 2003, 76% of the existing global regasification capacity was located in the Asia Pacific region, followed by 15% in Europe and 9% in North America. Most countries with existing LNG import terminals are expanding their import capacity either through construction of new facilities or expansion of existing facilities. India has constructed its first regasification facility, China is constructing its first facility and the United Kingdom is constructing its first facility since retiring facilities established in the early 1960s. Mexico has approved a regasification project. As of October 2003, LNG import terminals were under construction in eight countries and proposed in another 12 countries that would, if constructed, expand existing global LNG import terminal capacity by a total of approximately 50%.

      The following chart highlights regional import capacity and expected capacity as of October 2003 as a result of regasification facilities then under construction. In addition, the following chart shows facilities that the EIA reported as proposed for development or in planning stages as of October 2003, but which had not then commenced construction. There is no assurance that any of the proposed facilities will actually be constructed, as a result of a failure to obtain financing or regulatory approvals, a project sponsor’s decision not to proceed or otherwise.

Global LNG Regasification Facilities

Source: U.S. Department of Energy, December 2003.

     U.S. Import Capacity. The United States imported 10.6 million metric tons of LNG in 2003, compared to 4.8 million metric tons in 2002, the majority of which came from Trinidad and Tobago in both years. There are currently four LNG import terminals in the United States, with each of those facilities either recently expanded or approved for expansion by 2008. As of January 2005, five additional terminals were approved for construction in Freeport, Texas; Hackberry, Louisiana; Sabine, Louisiana; and the Energy Bridge and at Port Pelican, both off the coast of Louisiana. Over 25 new terminals were also in the proposed or planning phases. In addition, a terminal in the Gulf of Mexico has been approved for construction. If constructed, these terminals will transport natural gas by pipeline to the United States following regasification of LNG received at the terminal.

     LNG Trade Routes

      Principal trade routes for LNG shipping include the South Pacific Basin (Indonesia, Malaysia, Australia and Brunei) and the Middle East to the North Pacific Basin (Japan, South Korea and Taiwan), and North Africa and Nigeria to Europe and the United States. The following map indicates the major LNG shipping trade routes between LNG exporters and importers during 2002.

Note: Map indicates annual flows greater than 5 billion cubic feet for imports into the United States and annual flows greater than 15 billion cubic feet for imports into all other countries.

Source: U.S. Department of Energy.

     We expect a significant increase in the amount of LNG shipped from major gas producing regions such as the Middle East, Africa and Russia to regions with insufficient gas production to meet projected demand, such as Europe and North America.

     LNG Shipping Industry

      LNG Carriers. LNG carriers transport LNG internationally between liquefaction facilities and import terminals. These double-hulled vessels include a sophisticated “containment” system that holds and insulates the LNG so it maintains its liquid form. LNG that evaporates during the voyage and converts to natural gas (called boil-off) is used as fuel to help propel the carrier.

      Containment Systems. Since 1965, there have been six different types of containment systems used on LNG carriers. The two most prevalent systems are:

•	The Moss Rosenberg spherical system, which was designed in the 1970s and is used by nearly half of the current LNG fleet. In this system, multiple self-supporting, spherical tanks are built independent of the carrier and arranged inside its hull.

•	The Gaz Transport membrane system, which is built inside the carrier and consists of insulation between thin primary and secondary barriers. The membrane is designed to accommodate thermal expansion and contraction without overstressing the membrane.

      Illustrations of these systems are included below:

Moss Rosenberg System	Gaz Transport System

      Most new vessels, including all of our vessels, are being built with membrane systems, such as the Gaz Transport system. This trend is primarily a result of the fact that canal fees and related costs associated with passage through the Suez Canal (required for many long-haul trade routes) are lower for carriers with membrane systems. In addition, membrane system vessels operate more efficiently since the spheres on the Moss Rosenberg systems create more wind resistance.

      Carrying Capacity. The cargo capacity of an LNG carrier is measured in cubic meters. Although the average capacity of most of the carriers in the existing world fleet is approximately 116,700 cubic meters, the average capacity for newbuildings on order as of January 1, 2005 was approximately 149,200 cubic meters, and shipyards have contracted to build vessels with capacities of 200,000 or more cubic meters.

      Expected Lifespan. New LNG carriers are generally expected to have a lifespan of approximately 40 years. Unlike the oil tanker industry, there currently are no regulations that require the phase-out from trading of LNG carriers after they reach a certain age.

      LNG Fleet. As of January 1, 2005, the worldwide LNG fleet included 177 vessels, with an average age of approximately 13.6 years.

      Newbuildings. As of January 1, 2005, there were 104 additional LNG carriers under construction or order for delivery through 2009, as detailed in the following table.

LNG Orderbook and Delivery Schedule

Delivery Year	Number of Vessels	Total Vessel Capacity

		(cubic meters)
2005	22	2,977,930
2006	21	3,004,100
2007	35	5,380,200
2008 and after	26	4,154,000

Total	104	15,516,230

Source: CRS, January 1, 2005.

To meet projected LNG shipping demand, the IEA estimates that the world LNG fleet must expand to approximately 296 vessels by 2010.

      LNG Shipyards. Only eleven shipyards in the world currently build LNG vessels, five of which are located in Japan, four in South Korea and one each in France and China. Industry analysts generally believe that existing newbuilding orders will keep most major shipyards at full capacity until the end of 2007, with the average lead time for delivery of a newbuilding being approximately three years from the time of the order. The South Korean shipyards, which are building approximately 71% of the LNG newbuildings on order, are expanding existing capacity to capture additional projected demand.

      LNG Carrier Prices. Shipbuilding prices have been cyclical due to factors such as available shipyard capacity, demand for newbuildings, currency exchange rates, the cost of steel and other vessel materials and general economic conditions. Prices for new LNG carriers fell significantly from approximately $263 million in 1992 for a 125,000 cubic meter carrier to approximately $172 million in 2004 for a

138,000 cubic meter carrier as a result of expansion in shipbuilding capacity, price competition between shipyards and economies of scale. However, rising steel and equipment costs, along with greater demand for newbuildings, has led to an increase in prices since late 2003. Increasing LNG carrier demand may contribute to further price increases. The following chart illustrates changes in the average cost to build a new LNG carrier since 1992 based on sizes generally considered average or standard for LNG carriers within the respective years.

LNG Newbuilding Prices

Source: CRS, January 1, 2005.

     Competition. The two main types of LNG fleet operators that provide international LNG transportation services are private and state-controlled energy and utilities companies that generally operate captive fleets, and independent ship owners and operators. Many major energy companies compete directly with independent owners by transporting LNG for third parties in addition to their own LNG. Given the complex, long-term nature of LNG projects, major energy companies historically have transported LNG through their captive fleets. However, independent fleet operators recently have been winning an increasing percentage of charters for new or expanded LNG projects as major energy companies continue to divest non-core businesses. As of January 1, 2005, independent owners owned approximately 45% of the world LNG fleet, including approximately 25% owned by independent Japanese and South Korean owners. Approximately 60% of newbuilding orders are from independent owners. We believe that the increasing ownership of the world LNG fleet by independent owners is attributable in part to the desire of some major energy companies to limit their commitment to the transportation business, which is non-core to their operations, and to the cost of financing of new LNG carriers in addition to the high construction costs of liquefaction and regasification facilities.

      The following chart lists LNG carrier owners with six or more LNG carriers or newbuildings on order as of January 1, 2005.

LNG Carrier Owners

Source: CRS, January 1, 2005.

     Operators of LNG carriers compete primarily based on:

•	shipping industry relationships and reputation for customer service and safety;

•	LNG shipping experience and quality of ship operations (including cost effectiveness);

•	quality and experience of seafaring crew;

•	the ability to finance LNG carriers at competitive rates and financial stability generally;

•	relationships with shipyards and the ability to get suitable berths;

•	construction management experience, including the ability to obtain on-time delivery of new vessels according to customer specifications;

•	willingness to accept operational risk pursuant to the charter contract, such as allowing termination of the charter for force majeure events; and

•	competitiveness of bids in terms of overall price.

      In addition, some charterers, including state-controlled entities and Japanese energy and utility companies, have in the past shown a preference for owners and operators of the same nationality.

      LNG Shipping Contracts. LNG carriers are usually hired (or chartered) to carry LNG pursuant to time charter contracts, where a vessel is hired for a fixed period of time, usually between 20 and 25 years, and the charter rate is payable to the owner on a monthly basis. LNG shipping historically has been transacted with these long-term, fixed-rate time charter contracts because:

•	LNG projects are expensive and typically involve an integrated chain of dedicated facilities and cooperative activities; accordingly, the overall success of an LNG project depends heavily on long-range planning and coordination of project activities, including marine transportation;

•	LNG carriers are expensive to build, so the cash-flow from long-term, fixed-rate charters supports the vessel financing;

•	most end users of LNG are utility companies, power stations and petrochemical producers that depend on reliable and uninterrupted delivery of LNG; and

•	the limited size of the world LNG fleet and number of independent operators historically has not been conducive to development of a spot market for LNG transportation services.

      We define LNG charters for a period of less than five years as short-term, LNG charters for a period of between five and 10 years as medium term, and LNG charters of more than 10 years as long-term.

      Although most shipping requirements for new LNG projects continue to be provided on a long-term basis, spot voyages (typically consisting of a single voyage) and short-term time charters of less than 12 months duration have grown from 1% of the market in 1992 to 8% in 2002. Growth in the short-term LNG market has been driven primarily by:

•	increases in new LNG production capacity that is not fully committed to a particular importer;

•	increases in seasonal demand for LNG due to, for example, reliance on natural gas as a commercial and residential heating source or for power generation during times of peak electricity usage;

•	the increasing availability of LNG carriers not committed to a particular project, either as a result of the termination of existing time charters without a replacement charter or the building of new carriers on a speculative basis;

•	increased emphasis on delivery flexibility by importers and related increased charter contract flexibility; and

•	unforeseen disruptions to production capacity in some exporting countries.

      Shipping Rates. Although LNG and natural gas prices are generally benchmarked to competing fuels, LNG shipping rates are not tied to a particular market, as is the case with crude oil tanker rates. The cost of LNG depends on the cost of natural gas and LNG production, the cost of liquefaction and regasification facilities and the cost to ship the LNG. Shipping the LNG typically accounts for approximately 10% to 30% of its cost, primarily due to the cost of building an LNG carrier. Long-term LNG charter rates typically are determined based on the price of the carrier and its financing and operating costs. Average daily rates at the end of 2003 were generally between $55,000 and $65,000, with a range of $27,000 to $150,000, according to the EIA.

      Safety and Security. LNG shipping generally has been safe relative to other forms of commercial marine transportation. In the past 40 years, there has been no significant accident or cargo spillage involving an LNG carrier, even though over 33,000 LNG voyages have been made during that time.

      LNG is non-toxic and non-explosive in its liquid state. LNG only becomes explosive, or flammable, when heated and vaporized, and then only when in a confined space within a narrow range of concentrations in the air (5% to 15%). Greater concentrations of natural gas do not contain enough oxygen to sustain a flame, while lesser concentrations of natural gas contain enough oxygen to dilute the natural gas too much for it to ignite. The risks and hazards from an LNG spill will vary depending on the size of the spill, environmental conditions and the site at which the spill occurs. Hazards can include freeze burns to the ship’s crew and people nearby and potential damage to the LNG carrier from contact with LNG. Once a spill occurs, LNG vaporizes and subsequent ignition of the vapor cloud could cause fires and overpressures that could injure people or cause damage to the LNG carrier’s structure, other LNG carriers or nearby structures.

      The risk of accidental LNG spills which could result from such events as groundings of carriers or collisions, is low and generally manageable with current safety policies and practices. However, given the increasing number and frequency of LNG carrier deliveries to ports across the United States, concerns about the potential for an accidental spill or release of LNG have increased. In addition, since the September 11, 2001 terrorist attacks, concerns have increased over the impact an attack on targets such as LNG carriers could have on public safety and property.

      There have been some safety-related incidents involving LNG liquefaction and regasification facilities, including explosions in Algeria in 2004 caused by defective steam boilers. As LNG infrastructure is expanded, some communities in the United States are protesting the building of new regasification facilities based on safety and security concerns, including the possibility that LNG terminals will be targets of terrorism.

      Regulations may be adopted to enhance risk assessment and security requirements for LNG carriers and facilities.

      Energy Bridge. Regasification technology under development could minimize safety and security concerns associated with the importation of LNG. In early 2005, Excelerate Energy, LLC plans to commence operation of its Energy Bridge LNG regasification port in the Gulf of Mexico, approximately 100 miles from the Louisiana shoreline. The Energy Bridge would become the world’s first offshore LNG regasification terminal. The untested technology requires special LNG vessels that would facilitate on-board regasification. Excelerate plans to deliver the resulting natural gas through an underwater pipeline into the U.S. pipeline network. If the Energy Bridge is commercially successful, other energy companies may develop similar offshore regasification terminals.

      Regulation. In the United States, regasification facilities must conform to standards set by the U.S. Department of Transportation, the U.S. Coast Guard, the FERC, the National Fire Protection Association, state utility commissions, port authorities and other state and local agencies. The U.S. Department of Transportation and the Coast Guard security measures for land-based and marine LNG terminals require security patrols, protective enclosures, lighting, monitoring equipment and alternative power sources. Coast Guard regulations also prohibit other ships from approaching LNG carriers while traveling within the Coast Guard’s jurisdiction or docked at U.S. terminals.

      U.S. regasification terminals require approval by the FERC for onshore facilities and the U.S. Coast Guard for offshore facilities, in addition to other federal agency and applicable state or local regulatory approvals, including environmental permits, the obtaining of which generally takes at least 12 to 18 months from filing an application. If there is significant public opposition to a project, the approval process may take much longer. Even prior to the filing of an application, the approval process includes, among other things, environmental assessments and public input and a pre-filing process to identify potential environmental, permitting and land use issues. Members of the public who formally intervene in the approval process may challenge final approval.

Crude Oil Shipping — Suezmax Tankers

     Overview

      Oil has been the world’s primary energy source for a number of decades. In 2001, the consumption of oil accounted for approximately 39% of world energy consumption, and the EIA expects daily global consumption to increase from an average of 77.1 million barrels in 2001 to approximately 100.5 million barrels in 2015. Although the consumption of natural gas has increased relative to oil, daily oil demand has grown from an average of approximately 76 million barrels to approximately 82 million barrels from 1999 to 2004, primarily as a result of global economic growth. Oil reserves remain abundant and, like natural gas, tend to be located in regions far from major consuming countries, which contributes to oil tanker demand.

      Seaborne crude oil transportation is a mature industry. The two main types of oil tanker operators are major oil companies (including state-owned companies) that generally operate captive fleets, and independent operators that charter out their vessels for voyage or time-charter use. Most conventional oil tankers controlled by independent fleet operators are hired for one or a few voyages at a time at fluctuating market rates based on the existing tanker supply and demand. These charter rates are extremely sensitive to this balance of supply and demand, and small changes in tanker utilization have historically led to relatively large short-term rate changes. Long-term, fixed-rate charters for crude oil transportation, such as those applicable to our Suezmax tanker fleet, are less typical in the industry. As used in this discussion,

“conventional” oil tankers exclude those vessels that can carry dry bulk and ore, tankers that currently are used for storage purposes and shuttle tankers that are designed to transport oil from offshore production platforms to onshore storage and refinery facilities.

      The majority of crude oil tankers range in size from approximately 80,000 to approximately 320,000 deadweight tonnes (or dwt). Suezmax tankers are the mid-size of the various primary oil tanker types, typically sized from 120,000 to 200,000 dwt. According to CRS, as of January 1, 2005, the world tanker fleet included 264 conventional Suezmax vessels, representing approximately 12% of worldwide oil tanker capacity, excluding tankers under 10,000 dwt. Most Suezmax tankers trade in the Atlantic region, which accounts for approximately 80% of the Suezmax market.

     Oil Tanker Demand

      Oil tanker demand is a function of several factors, including the locations of oil production, refining and consumption and world oil demand and supply. Tanker demand is based on the amount of crude oil transported in tankers and the distance over which the oil is transported.

      Transportation Distance. The distance over which oil is transported is determined by seaborne trading and distribution patterns, which are principally influenced by the relative advantages of the various sources of production and locations of consumption. Seaborne trading patterns are also periodically influenced by geopolitical events, such as wars, hostilities and trade embargoes that divert tankers from normal trading patterns, as well as by inter-regional oil trading activity created by oil supply and demand imbalances. Traditionally, the level of exports from the Middle East has had a strong effect on the tanker market as a whole due to the relatively long distance between this supply source and typical discharge points.

      Oil Demand. The overall increase in world oil demand since 1999 has positively affected the market for seaborne oil transportation. Demand for oil is driven by the level of economic activity and industrial production. The following table indicates the geographic breakdown of world oil demand during the past five years and estimated demand for 2005.

World Oil Demand

	1999	2000	2001	2002	2003	2004	2005E

	(millions of barrels per day)
OECD* North America	23.8	24.1	24.0	24.1	24.6	25.1	25.4
OECD Europe	15.3	15.2	15.3	15.3	15.5	15.7	15.8
OECD Pacific	8.8	8.7	8.7	8.6	8.8	8.7	8.6

Total OECD	47.9	48.0	48.0	48.1	48.9	49.5	49.8
Total Non-OECD	28.1	28.7	29.3	29.9	30.9	32.9	34.1

Total World Demand	76.0	76.6	77.3	77.9	79.8	82.4	83.9

Source: IEA, January 2005.

*	OECD indicates countries that are members of the international Organization for Economic Cooperation and Development.

     Oil Supply. The world’s oil supply is concentrated in the Middle East, followed by North America and the former Soviet Union. As of January 2004, the Middle East controlled approximately 57% of the world’s proven oil reserves. For December 2004, the Middle East accounted for approximately 30% of global oil production. The size of its reserves, together with its currently underutilized production capacity, suggests that the Middle East may supply the largest percentage of oil or any growth in world oil consumption. In addition, the IEA estimates growth in non-OPEC oil production for 2005 from the former Soviet Union, Africa and Latin America, locations that are generally well-suited for Suezmax tanker transportation, which could favorably affect demand for Suezmax tankers.

     Oil Tanker Supply

      The supply of oil tankers is a function of new vessel deliveries, vessel scrapping and the conversion or loss of tonnage.

      The level of newbuilding orders is a function primarily of newbuilding prices in relation to current and prospective charter market conditions. Available shipyard capacity for newbuildings is another factor that affects tanker supply. Most major shipyards have sold their newbuilding berths through 2007, leaving little available capacity. Rising steel and equipment costs, along with competition for newbuilding berths from shipping sectors other than oil transportation, led to an increase in newbuilding contract prices during 2004.

      At any point in time, the level of scrapping activity is a function primarily of scrapping prices in relation to current and prospective charter market conditions and operating, repair and survey costs. Industry regulations also affect scrapping levels. For example, the United Nation’s International Maritime Organization (or IMO) amended regulations in 2003 to accelerate the phase-out of certain pre-1982 single-hull vessels to 2005 from 2007. IMO regulations are expected to cause approximately 36% of the existing world tanker fleet to be phased out by 2015. In addition to IMO regulation, the United States Oil Pollution Act of 1990 requires that all oil tankers entering U.S. waterways be exclusively double-hulled by 2015.

      Aging vessels typically require substantial repairs and maintenance to conform to industry standards, including repairs made in connection with special surveys, which involve periodic, thorough inspections. These surveys are part of a certification process of classification societies, and a vessel must be certified as “in-class” to continue to trade. Insurance companies and customers rely to some degree on the survey and classification regime to provide reasonable assurance of a vessel’s seaworthiness. Because the cost of maintaining a vessel in-class rises substantially as the age of the vessel increases, vessel owners often conclude that it is more economical to scrap an older vessel than to upgrade it to maintain its in-class certification. In addition, the economics of operating older vessels are adversely affected by customer demand for the safety and reliability associated with more modern vessels, coupled with the higher charter rates and operating cost efficiencies that are typically available to newer vessels.

     Types of Crude Oil Tankers

      The world crude oil tanker fleet is generally divided into the following types of tankers based on deadweight tonnes:

•	Ultra Large Crude Carriers (or ULCCs), of 320,000 dwt or more;

•	Very Large Crude Carriers (or VLCCs), of 200,000 to 320,000 dwt;

•	Suezmax tankers of 120,000 to 200,000 dwt;

•	Aframax tankers of 80,000 to 120,000 dwt; and

•	Smaller tankers (such as Panamax and Handysize) of less than 80,000 dwt.

      To benefit from economies of scale, tanker charterers transporting crude oil typically charter the largest tanker available in the market that is appropriate for the intended journey. Factors that charterers consider include the charterers’ preference to use larger tankers for longer-haul trades and smaller tankers for medium to short-haul trades, port and canal size restrictions and cargo sizes.

      Suezmax tankers engage in, and realize economies of scale on, long-haul crude oil routes as well as medium-haul crude oil routes, such as from West Africa and the North Sea to the east coast of the United States.

     Suezmax Tankers

      Expected Lifespan. New Suezmax tankers are generally expected to have a lifespan of approximately 25 to 30 years, based on estimated hull fatigue life. However, U.S. and international regulations require the earlier phase-out of existing vessels that are not double-hulled, regardless of their expected lifespan. Approximately 71% of the current world conventional Suezmax fleet is double-hulled. All of our Suezmax tankers under long-term charter are double-hulled. Our single-hulled vessel (the Granada Spirit) will be sold to Teekay Shipping Corporation upon the earlier of December 31, 2005 and delivery of our double-hulled newbuilding (the Toledo Spirit), scheduled for delivery in the third quarter of 2005.

      Suezmax Fleet. As of January 1, 2005, the world Suezmax tanker fleet consisted of 327 vessels, of which 264 vessels were conventional tankers with an average age of 9.2 years. The following table illustrates the age of the conventional Suezmax world fleet.

Conventional Suezmax Fleet Age Profile

Source: CRS, January 1, 2005.

     Newbuildings. As of January 1, 2005, there were 82 conventional Suezmax newbuildings on order for delivery through the end of 2007. Delivery of a vessel typically occurs within three years after ordering. Shipyards worldwide construct Suezmax tankers, with only a limited number that also construct LNG carriers and other size oil tankers.

Competition

      The world Suezmax fleet primarily consists of captive fleets of major oil companies, including state-owned companies, and independent tanker fleets. Independent owners control the majority of the conventional Suezmax fleet, with four major oil companies owning Suezmax vessels. The following table shows the largest operators of conventional Suezmax tankers as of January 1, 2005, ranked by number of ships. These six Suezmax operators control approximately 38% of the existing conventional Suezmax fleet.

Major Suezmax Conventional Tanker Operators(1)

Source: CRS, January 1, 2005.

(1)	Conventional oil tankers exclude those vessels that can carry dry bulk and ore, tankers that currently are used for storage purposes and shuttle tankers that are designed to transport oil from offshore production platforms to onshore storage and refinery facilities.

(2)	Alliance Chartering operates a pool of tankers owned by OMI Corporation, Frontline Ltd. and Sonangol Group.

(3)	Data for Teekay Shipping Corporation includes our Suezmax tankers.

     Competition in the Suezmax tanker market is intense and affected by the availability and suitability of other size vessels that compete in the Suezmax tanker market. ULCCs, VLCCs, Aframax-size vessels and Panamax-size vessels all can compete for many of the same charters for which Suezmax tankers compete. Competition in this market is primarily based on:

•	price;

•	location (for single-voyage or short-term charters);

•	the size, age, condition and acceptability of the vessel;

•	oil tanker shipping experience and quality of ship operations; and

•	the size of an operating fleet, with larger fleets allowing for greater vessel substitution, availability and customer service.

      Suezmax tankers are particularly well-suited for medium-haul crude oil routes, such as from West Africa and the North Sea to the east coast of the United States.

      Because all of the vessels in our Suezmax fleet are subject to long-term, fixed-rate charters (other than the Granada Spirit, which Teekay Shipping corporation has agreed to purchase upon delivery of our Suezmax newbuilding the Toledo Spirit, scheduled for the third quarter of 2005), we do not expect to compete for deployment of our Suezmax vessels until the first charter ends in 2015.

Nature of Charters

      Suezmax voyages are predominantly conducted on short-term contracts and spot pricing. Spot charters involve the chartering of a specific vessel for one or a few voyages. We define oil tanker charters for a period of less than two years as short-term, charters for a period of between two and five years as medium-term and oil tanker charters for a period of more than five years as long-term.

BUSINESS

Overview

      We are an international provider of liquefied natural gas (or LNG) and crude oil marine transportation services. We were formed by Teekay Shipping Corporation, the world’s largest owner and operator of medium-sized crude oil tankers, to expand its operations in the LNG shipping sector.

      Our fleet consists of four LNG carriers and five Suezmax-class crude oil tankers. All our vessels are double-hulled, other than the Granada Spirit, a Suezmax tanker that Teekay Shipping Corporation has agreed to purchase from us upon delivery of our new Suezmax tanker, scheduled for the third quarter of 2005. Our fleet is young, with an average age of approximately two years for our LNG carriers and approximately four years for our Suezmax tankers (excluding the Granada Spirit), compared to world averages of 13.6 years and 9.2 years, respectively, as of January 1, 2005.

      All of our vessels operate under long-term, fixed-rate time charters with major energy and utility companies, other than the Granada Spirit, which will operate on a short-term, fixed-rate time charter until its sale to Teekay Shipping Corporation. The average remaining term for our long-term charters is approximately 20 years for our LNG carriers and approximately 16 years for our Suezmax tankers, subject, in certain circumstances, to termination or purchase rights.

      In addition to our new Suezmax tanker scheduled for delivery in the third quarter of 2005, we have also agreed to acquire from Teekay Shipping Corporation all of its interest in three new LNG carriers, which interest will be no less than 70%. We expect to take delivery of the three LNG newbuildings between the fourth quarter of 2006 and the first half of 2007. Upon their delivery, the three LNG carriers will provide transportation services to Ras Laffan Liquefied Natural Gas Co. Limited (II) (or RasGas II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation, established for the purpose of expanding LNG production in Qatar. Please read “Certain Relationships and Related Party Transactions — Agreement to Purchase RasGas II Interest.”

      All of our newbuildings will be double-hulled and will operate under long-term, fixed-rate time charters with major energy and utility companies. The term of each of our charters for our LNG and Suezmax newbuildings is 20 years from delivery of the vessel.

      Our growth strategy focuses on expanding our fleet of LNG carriers under long-term, fixed-rate charters. We view our Suezmax tanker fleet primarily as a source of stable cash flow as we expand our LNG operations. Our existing LNG fleet has 557,000 cubic meters of capacity, which will increase to approximately 1.0 million cubic meters by the end of 2007 upon delivery of all LNG newbuilding carriers. The capacity of our Suezmax tanker fleet is 785,500 deadweight tonnes.

      We plan to leverage the expertise, relationships and reputation of Teekay Shipping Corporation and its affiliates to pursue significant growth opportunities in the LNG sector. We believe that conducting our operations through a publicly traded limited partnership will provide us access to the public equity and debt capital markets, a lower cost of capital for expansion and acquisitions, and an enhanced ability to use our equity securities as consideration in future acquisitions.

      Our fleet was established by Naviera F. Tapias S.A. (or Tapias), a private Spanish company founded in 1991 to ship crude oil. Tapias began shipping LNG with the acquisition of its first LNG carrier in 2002. Teekay Shipping Corporation acquired Tapias in April 2004 and changed its name to Teekay Shipping Spain S.L. (or Teekay Spain). As part of the acquisition, Teekay Spain retained Tapias’s senior management, including its chief executive officer, and other personnel, who will continue to manage the day-to-day operations of Teekay Spain after the closing of this offering with input on strategic decisions from our general partner. Teekay Spain will also obtain strategic consulting, advisory, ship management, technical and administrative services from affiliates of Teekay Shipping Corporation.

      On November 3, 2004, we were formed as a wholly owned subsidiary of Teekay Shipping Corporation in connection with this offering. Upon the closing of this offering, we will own Teekay Spain, among other assets, and operate as a publicly traded limited partnership. Teekay Shipping Corporation will then own a 75.9% limited partner interest in us and own and control our general partner.

Business Opportunities

      We believe the following industry dynamics create a favorable environment in which to expand our LNG business:

•	Strong increase in demand for LNG vessels. Natural gas represented approximately 23% of world energy consumption in 2001 and is the fastest growing primary energy source according to the U.S. Department of Energy. Between 1993 and 2003, the annual amount of LNG shipped internationally increased from 3.0 trillion cubic feet (or Tcf) to 5.9 Tcf, as a result of improvements in liquefaction and regasification technologies, decreases in LNG shipping costs and increases in demand from consuming regions located far from natural gas reserves. Due to the vast distances between many areas of natural gas production and consumption and the related cost, regulatory and geological challenges of pipeline construction, seaborne transportation of LNG provides either the only or the most cost-effective means of transporting natural gas to many consuming regions. As of January 1, 2005, the world LNG carrier fleet consisted of 177 existing vessels and 104 vessels under order or construction. To meet projected LNG shipping demand, the IEA estimates that the worldwide LNG fleet must expand to approximately 296 vessels by 2010.

•	Globalization of LNG trade routes. We believe more opportunities to transport LNG are developing outside traditional trade routes. Historically, LNG trade primarily centered around the major LNG exporters of Indonesia, Malaysia and Algeria and the major LNG importers of Japan, South Korea and Taiwan. However, we expect the Middle East and Africa to continue to be increasingly important LNG exporting areas and Russia, with its vast natural gas reserves, to become an LNG exporter. We also expect Europe and North America to be among the major LNG importers. We believe that the increase in the number and scope of LNG trade routes will result in greater accessibility to LNG and lead to increased LNG demand.

•	Increasing ownership of world LNG carrier fleet by independent owners. Until recently, major private and state-owned energy companies owned most of the world LNG carrier fleet. However, companies such as us that are independent of major energy companies now own about 45% of the existing LNG fleet, and independent owners have placed approximately 60% of existing LNG newbuilding orders. We believe that the increasing ownership of the world LNG fleet by independent owners is attributable in part to the desire of some major energy companies to limit their commitment to:

•	the marine transportation business, which is non-core to their operations; and

•	the cost of financing of new LNG carriers in addition to the high construction costs of LNG facilities.

•	Stringent customer standards favor high-quality operators. Major energy companies are highly selective in their choice of LNG transportation partners due to:

•	their need for reliable, uninterrupted access to LNG transportation;

•	the heightened reliance on the LNG transportation partner once selected, resulting from the lack of commercially viable transportation alternatives; and

•	public perception of LNG projects, which magnifies customer sensitivity to hiring energy transportation providers with strong reputations for maintaining high safety, environmental and quality standards.

These factors have contributed to increasingly stringent pre-qualification operational and financial standards that LNG vessel operators must meet prior to bidding on nearly all significant LNG transportation contracts. We believe that these rigorous and comprehensive standards will increase our ability relative to less qualified or experienced operators to compete effectively for new LNG contracts.

Business Strategies

      Our primary business objective is to increase distributable cash flow per unit by executing the following strategies:

•	Acquire new LNG carriers built to project specifications after long-term, fixed-rate time charters have been awarded for an LNG project. Our LNG carriers (including the three RasGas II vessels) were built or will be built to customer specifications included in the related long-term, fixed-rate time charters for the vessels. We intend to continue our practice of acquiring LNG carriers as needed for approved projects only after the long-term, fixed-rate time charters for the projects have been awarded, rather than ordering vessels on a speculative basis. We believe this approach is preferable to speculative newbuilding because it:

•	eliminates the risk of incremental or duplicative expenditures to alter our LNG carriers to meet customer specifications;

•	facilitates the financing of new LNG carriers based on their anticipated future revenues; and

•	ensures that new vessels will be employed upon acquisition, which should generate more stable cash flow.

•	Expand our LNG operations globally. We seek to capitalize on opportunities emerging from the global expansion of the LNG sector by selectively targeting:

•	long-term, fixed-rate time charters wherever significant LNG liquefaction and regasification facilities are being built or expanded;

•	joint ventures and partnerships with companies that may provide increased access to opportunities in attractive LNG importing and exporting geographic regions; and

•	strategic vessel and business acquisitions.

•	Provide superior customer service by maintaining high reliability, safety, environmental and quality standards. LNG project operators seek LNG transportation partners that have a reputation for high reliability, safety, environmental and quality standards. We will seek to leverage our own and Teekay Shipping Corporation’s operational expertise to create a sustainable competitive advantage with consistent delivery of superior customer service by our:

•	responsiveness, reliability, professionalism and integrity;

•	adoption of responsible environmental practices and strict adherence to environmental regulations;

•	dedication to safe operations, commencing with our care in selecting and training our sea and office personnel; and

•	use of customer feedback and industry and internal performance measures to drive continuous improvements.

•	Manage our Suezmax tanker fleet to provide stable cash flows. The remaining terms for our existing long-term Suezmax tanker charters are 15 to 19 years, and the term of our Suezmax newbuilding tanker will be 20 years from delivery. We believe the fixed-rate time charters for our oil tanker fleet will provide us stable cash flows during their terms and a source of funding for expanding our LNG operations. Depending on prevailing market conditions during and at the end of each existing charter, we may seek to extend the charter, enter into a new charter, operate the vessel on the spot market or sell the vessel, in order to maximize returns on our Suezmax fleet while managing residual risk.

Competitive Strengths

      We believe that we are well positioned to execute our business strategies successfully because of the following competitive strengths:

•	We have a strategic platform from which to expand our presence in the rapidly growing LNG marine transportation sector. We currently operate four LNG carriers and will receive deliveries of three LNG newbuildings beginning in the fourth quarter of 2006 through the first half of 2007. Our LNG fleet, combined with our existing relationships with leading energy and utility companies in Spain, a significant importer of LNG, and our new relationship, through RasGas II, to the important LNG exporting nation of Qatar, give us a significant presence in the rapidly growing LNG marine transportation sector. We believe this platform provides a strategic base from which we will seek to expand existing relationships and attract new customers.

•	Our management and the personnel of Teekay Shipping Corporation’s subsidiaries who will provide services to us have extensive experience in fleet expansion. The Chief Executive Officer and Chief Financial Officer of our general partner, key employees of our subsidiary Teekay Spain and personnel of other subsidiaries of Teekay Shipping Corporation who will provide services to us pursuant to advisory and administrative services agreements have successfully identified and acquired over $3.7 billion in vessels since 1999, expanding Teekay’s fleet from 50 to 154 vessels through a combination of newbuildings, vessel and business acquisitions and, in some cases, joint ventures. These individuals have overseen all aspects of the construction of over 50 newbuildings (including those currently under order) during that period, including:

•	identifying and pre-qualifying shipyards with reputations for quality workmanship and timely vessel completion;

•	advising customers about technical vessel specifications and suggested improvements, and conducting related negotiations with the shipyard; and

•	supervising construction quality and shipyard progress toward identified budgetary constraints and completion milestones.

•	We believe our relationship with Teekay Shipping Corporation and its prominence and customer relationships in the shipping industry will significantly enhance our growth opportunities. Established in 1973, Teekay Shipping Corporation has achieved a global brand name in the shipping industry, developed an extensive network of long-standing relationships with major energy companies and earned a reputation for reliability, safety and excellence. We believe that our relationship with Teekay Shipping Corporation will significantly enhance our growth opportunities and that we will be able to leverage this relationship to our advantage in competing for the transportation requirements of LNG projects and in attracting and retaining long-term charter contracts throughout the world. We also believe that Teekay Shipping Corporation’s established relationships with leading shipyards and the high number of newbuilding orders it places with these shipyards will facilitate our interactions with these shipyards during periods of shipyard production constraints, which is anticipated over the next few years.

•	We will supplement our operational experience through continued access to Teekay Shipping Corporation’s expertise in various functions critical to our vessel operations. The key employees of our primary operating subsidiary, Teekay Spain, bring to us significant technical, financial and commercial capabilities relating to vessel operations and other business matters. Through Teekay Shipping Corporation’s extensive experience operating its large fleet and its commitment to exceptional customer service, it has developed specialized core competencies addressing various functions critical to its and our operations, has adopted best practices in the shipping industry and has developed an infrastructure to efficiently coordinate and implement these skills and practices.

Subsidiaries of Teekay Shipping Corporation have agreed to provide ship management services to us, including:

•	vessel maintenance;

•	crewing;

•	purchasing;

•	shipyard supervision;

•	insurance; and

•	financial services.

Please read “Certain Relationships and Related Party Transactions — Advisory and Administrative Services Agreements — Advisory, Technical and Administrative Services Agreements Between Certain of Our Operating Subsidiaries and Teekay Shipping Limited.” We believe these services will complement our existing operational experience and provide strict quality and cost controls and effective safety monitoring.

•	We have financial flexibility to pursue acquisitions and other expansion opportunities through additional debt borrowings and the issuance of additional partnership units. Prior to or upon completion of this offering, we will enter into a revolving credit facility which will provide us access to approximately $100 million for working capital and acquisition purposes. We believe that borrowings available under our revolving credit facility, access to other bank financing facilities and the debt capital markets, and our ability to issue additional partnership units will provide us with financial flexibility to pursue acquisition and expansion opportunities.

Our Fleet

      Our fleet consists of four LNG carriers and five Suezmax-class crude oil tankers. In addition, we have contracted to build an additional Suezmax tanker, the Toledo Spirit, which is scheduled for delivery in the third quarter of 2005. Upon delivery of the Suezmax tanker, Teekay Shipping Corporation has agreed to purchase one of our Suezmax tankers, the Granada Spirit, which will be chartered to Teekay Shipping Corporation under a short-term, fixed-rate charter until that time. We have also agreed to acquire from Teekay Shipping Corporation all of its interest in the three RasGas II LNG newbuildings once the first of the three vessels is delivered, which interest will be no less than 70%. The scheduled delivery dates for the three RasGas II LNG carriers are between the fourth quarter of 2006 and the first half of 2007. Please read “Certain Relationships and Related Party Transactions — Agreement to Purchase RasGas II Interest” and “— Granada Spirit Charter and Purchase Agreement.”

      All of our existing vessels operate (other than the Granada Spirit), and the newbuildings we have ordered or will purchase from Teekay Shipping Corporation will operate, under long-term time charters with major energy and utility companies. All of these vessels are or will be of Spanish or Bahamian registry and double-hulled, other than the Granada Spirit, which is single-hulled.

LNG Carriers

      The following table provides additional information about our LNG vessels as of January 1, 2005. The delivery dates for the newbuildings are based on current shipyard schedules.

					Remaining
Vessel	Capacity	Delivery	Our Ownership	Charterer	Charter Term*

	(cubic meters)
Operating LNG carriers:
Hispania Spirit	140,500	Sept. 2002	100%	Repsol YPF	17 years(1)
Catalunya Spirit	138,000	Aug. 2003	Capital lease(2)	Gas Natural SDG	18 years(1)
Galicia Spirit	140,500	July 2004	100%	Uniòn Fenosa	24 years(3)
Madrid Spirit	138,000	Dec. 2004	Capital lease(2)	Repsol YPF	20 years(1)
Newbuildings:
Hull No. 2238	151,700	Oct. 2006	Teekay-owned(4)	RasGas II	20 years(5)
Hull No. 2239	151,700	Jan. 2007	Teekay-owned(4)	RasGas II	20 years(5)
Hull No. 2240	151,700	Apr. 2007	Teekay-owned(4)	RasGas II	20 years(5)

Total Capacity:	1,012,100

*	Each of our time charters are subject to certain termination and purchase obligations, please read “— LNG Time Charters — Purchase Options, Termination Rights and Bareboat Conversion Options.”

(1)	The charterer has two options to extend the term for an additional five years each.

(2)	We lease the vessel under a Spanish tax lease arrangement and will purchase the vessel when the lease terminates in 2006 for the Catalunya Spirit and 2011 for the Madrid Spirit. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Ship Financing Arrangements.”

(3)	The charterer has one option to extend the term for an additional five years.

(4)	These vessels are currently owned by subsidiaries of Teekay Shipping Corporation. Upon the delivery of the first vessel, we will purchase Teekay Shipping Corporation’s entire interest in the vessels, which will be no less than 70% in each vessel. Please read “Certain Relationships and Related Party Transactions — Agreement to Purchase RasGas II Interest.”

(5)	The charterer has three options to extend the term for an additional five years each.

     As of January 1, 2005, our LNG carriers had an average age of approximately two years, compared to the world LNG carrier fleet average age of approximately 13.6 years. LNG carriers are generally expected to have a lifespan of approximately 40 years. All of our LNG vessels have a membrane-type containment system. Please see “Industry — Liquefied Natural Gas — LNG Shipping Industry — LNG Carriers” for a description of this system.

      Our customers are free to use our LNG carriers worldwide or to sublet the vessels to third parties. For the first half of 2004, our LNG carriers primarily transported LNG from Trinidad and Tobago to the United States.

      Each LNG carrier that is owned by us or Teekay Shipping Corporation is encumbered by a mortgage relating to the vessel’s financing. Each of the other LNG carriers is subject to a capital lease and a mortgage associated with our financing of the restricted cash deposits associated with the vessel.

      LNG Newbuildings. We have contracted to acquire from Teekay Shipping Corporation all of its interest in the three RasGas II LNG newbuildings. Teekay Shipping Corporation has agreed to finance the construction of the RasGas II vessels, which allows us to defer our need to finance them. Please read “Certain Relationships and Related Party Transactions — Agreement to Purchase RasGas II Interest.”

Suezmax Tankers

      The following table provides additional information about our Suezmax oil tankers as of January 1, 2005. The delivery dates for the newbuilding vessels are based on current shipyard schedules.

					Remaining
Tanker	Capacity	Delivery	Our Ownership	Charterer	Charter Term

	(dwt)
Operating Suezmax tankers:
Granada Spirit	147,500	Jan. 1990	100%(1)	Teekay	(1)
Tenerife Spirit	159,500	July 2000	Capital lease(2)	CEPSA	15 years(3)
Algeciras Spirit	159,500	Oct. 2000	Capital lease(2)	CEPSA	15 years(3)
Huelva Spirit	159,500	Mar. 2001	Capital lease(2)	CEPSA	16 years(3)
Teide Spirit	159,500	Oct. 2004	Capital lease(2)	CEPSA	19 years(3)

Newbuilding:
Toledo Spirit	159,500	July 2005	Capital lease(4)	CEPSA	20 years(3)

Total Capacity:	945,000

(1)	Upon termination of the charter, Teekay Shipping Corporation will purchase the vessel. The charter will terminate upon the earlier of December 31, 2005 and delivery to us of the Toledo Spirit. Please read “Certain Relationships and Related Party Transactions — Granada Spirit Charter and Purchase Agreement.”

(2)	We are the lessee under a capital lease arrangement and are required to purchase the vessel after seven years, which we expect to accomplish by assuming the existing vessel financing. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Ship Financing Arrangements.”

(3)	CEPSA has the right to terminate the time charter 13 years after the original delivery date, in which case we are generally expected to sell the vessel, subject to our right of first refusal to purchase the vessel. Please read “— Crude Oil Time Charters — CEPSA’s Right to Terminate.”

(4)	We will be the lessee under a capital lease arrangement similar to those in place for our existing tankers.

     As of January 1, 2005, our Suezmax tankers, other than the Granada Spirit, had an average age of approximately four years, compared to the average age of 9.2 years for the world Suezmax conventional tanker fleet. New Suezmax tankers generally are expected to have a lifespan of approximately 25 to 30 years, based on estimated hull fatigue life. However, United States and international regulations require the earlier phase-out of single-hulled vessels, regardless of their expected lifespan. All of our Suezmax tankers under long-term charter are double-hulled. As mentioned above, we intend to sell the Granada Spirit, our only single-hulled vessel, to Teekay Shipping Corporation prior to its required phase-out under applicable regulations.

      The Granada Spirit is not subject to any encumbrance. Each of our other Suezmax tankers is subject to a capital lease and a mortgage associated with the lessor’s financing of the vessel.

      Suezmax Newbuildings. We have one Suezmax newbuilding, the Toledo Spirit, which we will own and operate following its delivery from the Daewoo shipyard in South Korea. This vessel will be double-hulled. We will sell to Teekay Shipping Corporation another newbuilding Suezmax tanker prior to its delivery to us, since it is single-hulled and is not subject to a long-term, fixed-rate time charter. Please see “Certain Relationships and Related Party Transactions — Sale of Suezmax Newbuilding.”

Our Customers

LNG Customers

      We provide or will provide LNG marine transportation services under long-term time charters to the following major energy companies or their affiliates:

•	Repsol YPF, S.A., Spain’s largest oil company and largest seller of liquefied petroleum gas. As of December 31, 2003, Repsol reported having proven reserves of 5.4 billion barrels of crude oil equivalent, mostly in Latin America, the Middle East and North Africa. Repsol owns Argentina’s largest oil company and, as of July 1, 2004, had operations in 29 countries and owned five refineries in Spain.

•	Gas Natural SDG, S.A., Spain’s largest natural gas distributor. Gas Natural operates a group of companies that supply, store, transport and distribute natural gas in Spain and Latin America. As of September 30, 2004, Gas Natural reported having 4.7 million Spanish customers and 4.4 million Latin American customers. As of October 2004, Repsol owned approximately 30% of Gas Natural.

•	Uniòn Fenosa, S.A., a diversified Spanish energy and telecommunication company. Union Fenosa’s primary business is the generation, distribution and commercialization of electricity and natural gas in Spain.

•	RasGas II, a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation, established for the purpose of expanding LNG production in Qatar. RasGas II will become one of our customers following our acquisition from Teekay Shipping Corporation of all of its interest in the three RasGas II LNG newbuildings and related time charters. We expect to take delivery of the three vessels between the fourth quarter of 2006 and the first half of 2007.

Oil Tanker Customers

      We provide crude oil marine transportation services under long-term time charters to Compania Espanola de Petroleos, S.A. (or CEPSA), a Spanish energy conglomerate. CEPSA is Spain’s second largest oil company and a diversified provider of natural gas and petrochemical products. Teekay Spain or its predecessors have provided services to CEPSA since 1988.

      We also time charter one Suezmax tanker, the Granada Spirit, to Teekay Shipping Corporation. The charter will expire on the earliest of the delivery to us of the Toledo Spirit, December 31, 2005 or the early purchase of the Granada Spirit by Teekay Shipping Corporation. Teekay Shipping Corporation has agreed to purchase the Granada Spirit upon termination of the charter. The Toledo Spirit is scheduled for delivery in July 2005.

      CEPSA, Repsol and Gas Natural accounted for 47%, 26% and 11%, respectively, of our 2003 revenues and 39%, 19% and 22%, respectively, of our revenues in the six months ended June 30, 2004. No other customer accounted for 10% or more of our revenues during either of these periods. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations.

Time Charters — General Provisions

      We provide the services of our vessels to our customers under time charters, and we operate certain of our vessels pursuant to capital leases, which include our contractual right to full operation of the vessel pursuant to bareboat charters. A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel owner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate; the customer is responsible for substantially all of the vessel voyage costs. The following discussion describes the material terms common to all of our long-term time charters, and then describes additional material terms common to the contracts for our LNG vessels and our oil tankers. The time charters for each type of vessel contain generally similar terms.

Initial Term; Extensions

      The initial term for a time charter commences upon the vessel’s delivery. All of our LNG time charters include options, exercisable by the customer, to extend the charter’s term. Under these charters, the customer may also extend the term for periods in which the vessel is off-hire, as described below. Our crude oil time charters with CEPSA do not include term extensions. All of our customers have rights to terminate their charters prior to expiration of the original term in specified circumstances (or any extension term), including purchase options and sale rights, as described in more detail below.

Hire Rate

      “Hire” rate refers to the basic payment from the customer for the use of the vessel. Hire is payable monthly, in advance, in U.S. Dollars or Euros, as specified in the charter. The hire rate includes two general components — a capital cost component and an operating expense component. The capital component relates to the financing obligations for the vessel’s purchase and typically is structured to meet the repayment schedule for the financing. The operating component is intended to compensate us for vessel operating expenses and provide us a profit. The amount of the operating component is established between the parties at the beginning of the charter and it typically increases annually based on changes in a specified cost-of-living index.

      Hire payments may be reduced, or under some charters we must pay liquidated damages, if the vessel does not perform to certain of its specifications, such as if the average vessel speed falls below a guaranteed speed or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount. Historically, we have had four instances of hire rate reductions, none of which had a material impact on our operating results.

Expenses

      We are responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. We are also directly responsible for providing all of these items and services. The customer generally pays the voyage expenses, which include all expenses relating to particular voyages, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

Off-hire

      When the vessel is “off-hire” — or not available for service — the customer generally is not required to pay the hire rate, and we are responsible for all costs. Prolonged off-hire may lead to vessel substitution or termination of the time charter. A vessel generally will be deemed off-hire if there is a loss of time due to, among other things:

•	operational deficiencies; drydocking for repairs, maintenance or inspection; equipment breakdowns; or delays due to accidents, crewing strikes, certain vessel detentions or similar problems; or

•	our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

Ship Management and Maintenance

      Under all of our time charters, we are responsible for the technical management of the vessel and for maintaining the vessel, periodic drydocking, cleaning and painting and performing work required by regulations. Subsidiaries of Teekay Shipping Corporation will provide many of these services to us pursuant to services agreements. Please read “Certain Relationships and Related Party Transactions — Advisory and Administrative Services Agreements — Advisory, Technical and Administrative Services Agreements Between Certain of Our Operating Subsidiaries and Teekay Shipping Limited.”

Termination

      Each time charter terminates automatically upon loss of the vessel. In addition, we are generally entitled to suspend performance (but with the continuing accrual to our benefit of hire payments and default interest) and, under most time charters, terminate the charter if the customer defaults in its payment obligations. Under most of our time charters, either party may also terminate the charter in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel.

LNG Time Charters

Hire

      In addition to standard reductions in hire rates for failing to achieve guaranteed speed or fuel consumption, our LNG customers are entitled to reduce our hire rate if boil-off gas exceeds guaranteed amounts or the LNG vessel’s cargo capacity is reduced for any reason. One customer is entitled to liquidated damages for performance deficiencies at the time of delivery and hire reductions for deficiencies thereafter. Our charters with three customers prevent the customer from reducing hire below the capital component, even if the carrier is deemed to be off-hire under the charter. In recognition of the depreciated value of an older vessel, the LNG time charters provide for reductions in the fixed component of the hire rate during any term extensions.

Prolonged Off-hire

      Under our LNG time charters, if the vessel remains off-hire for extended periods, the customer may, and in some cases may be required by the ship financing lenders to, exercise some or all of the following remedies, which vary by time charter:

•	request that we provide a substitute vessel, which the customer must accept on the hire terms of the original time charter;

•	require us to pay the difference between the hire rate in the time charter and the cost of chartering a substitute vessel, up to 30% of the original hire rate;

•	take over management of the vessel and set off management expenses from the hire payments under the time charter (but not against the fixed hire rate component); or

•	terminate the time charter contract.

Ship Delivery and Modifications

      If delivery of the vessel to the customer is delayed, we (or in the case of some charters, Teekay Shipping Corporation) must pay liquidated damages in amounts equal to or, under some charters, almost double, the hire rate during the delay. For prolonged delays, the customer may terminate the charter. We typically have some recourse against the shipbuilder for payments we are required to make as a result of these delays. Historically we have experienced few delays in the delivery of newbuildings from shipyards, and we maintain personnel at the shipyards who are dedicated to overseeing the timely and quality construction of our newbuildings. After delivery, the LNG customers may request vessel modifications, but they are responsible for the cost of these modifications and the hire during the related drydock time.

      Purchase Options, Termination Rights and Bareboat Conversion Options. Our LNG customers may terminate our time charters under three different types of provisions: purchase options, termination rights, and the right to convert the time charter to a bareboat charter, in which case we would no longer be responsible for the ship’s operation but would receive only an amount slightly greater than the fixed component of the hire rate. Customers also may terminate time charters for off-hire reasons or our failure to deliver to the vessel, as discussed above. The charters provide for the more specific termination rights in one of three general forms:

      Under the first form of time charter (generally covering three charters),

•	the customer may purchase the vessel

(a) at the end of the initial or any extended charter period, at a price designated in the charter; or

(b) if the customer’s LNG sales agreement supplying the LNG designated for our services is terminated, at a price that covers all of our outstanding indebtedness on the vessel and any prepayment fees plus an additional amount designated in the charter; and

•	the customer may terminate the charter

(a) if the customer’s LNG sales agreement supplying the LNG designated for our services is terminated, in which case the customer would be obligated to pay all outstanding indebtedness on the vessel and any prepayment fees; or

(b) if the free trade of the vessel is disrupted due to war, without any payment or penalty.

      Under the second form of time charter (covering one charter),

•	the customer may purchase the vessel

(a) at any time at a price that covers all outstanding indebtedness on the vessel and any prepayment fees plus an additional amount designated in the charter; or

(b) under certain circumstances if we are in default under the charter or the vessel has been off-hire for an extended period of time, by assuming our outstanding indebtedness on the vessel; and

•	the customer may terminate the time charter if the supply of LNG is generally unavailable, in which case the customer would be obligated to pay all outstanding indebtedness on the vessel and any prepayment fees.

      Under the third form of time charter (covering three charters),

•	the customer may purchase the vessel

(a) when it is otherwise entitled to terminate the charter or under certain circumstances if we are in default under the charter, at a price designated in the charter that is designed to cover all of our remaining financing costs plus certain lost profits; or

(b) at any time at a price designated in the charter that is designed to cover all of our remaining financing costs, certain lost profits and an additional amount;

•	the customer may terminate the charter

(a) at any time, in which case the customer would be obligated to pay a substantial cancellation fee; or

(b) in the event of a prolonged continuation of certain specified “force majeure” events that are beyond the parties’ control and that would prevent the customer’s performance under the charter (including damage to or destruction of relevant LNG production facilities or LNG customer regasification facilities), upon our bankruptcy or if we are in breach of a specified provision of the charter, in each case without any payment or penalty; and

•	the customer may convert the time charter to a bareboat charter

(a) if we breach our obligations to deliver a vessel built to the customer’s specifications or to remedy warranty deficiencies and we fail to cure this breach;

(b) due to our negligence, the vessel is involved in a significant marine incident or is off-hire for a prolonged period; or

(c) the customer could otherwise then terminate the time charter.

Crude Oil Time Charters

      CEPSA’s Right to Terminate. In connection with CEPSA’s desire to be able to renew the tankers it charters and keep the tankers at a relatively young age, all of our crude oil time charters give CEPSA the right, at any time after 13 years from delivery of the tanker (between 2013 and 2018), to cancel the time charter and require the sale of the tanker. Even in that event, however, we have the right to retain the vessel.

      CEPSA may also terminate our crude oil time charters in the event of war, as described above.

Classification, Inspection and Maintenance

      The seafaring staff operating our vessels regularly inspect them and perform much of the necessary routine maintenance. Shore-based operational and technical specialists also inspect our vessels at least twice a year for conformity with established criteria. Upon completion of each inspection, recommendations are made for improving the overall condition of the vessel and its maintenance, safety and crew welfare. All recommendations are monitored until they are completed. Our objectives are to:

•	maintain the structural integrity of the vessel;

•	ensure reliability;

•	optimize performance in terms of speed and fuel consumption; and

•	ensure the vessel’s appearance will support our brand and meet customer expectations.

To achieve our vessel structural integrity objective, we use a comprehensive “Structural Integrity Management System” developed by Teekay Shipping Corporation. This system is designed to monitor the condition of our vessels closely and to ensure that structural strength and integrity are maintained throughout a vessel’s life.

      All of our vessels have been certified as being “in-class” by their respective classification societies: Bureau Veritas, Det Norske Veritas or Lloyd’s Register of Shipping. Every vessel’s hull and machinery is “classed” by a classification society. The classification society certifies that the vessel has been built and maintained in accordance with the rules of that classification society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a signatory, although for some of our vessels we obtain this latter certification directly from the relevant flag state authorities. Each vessel is inspected by a classification society surveyor annually, with either the second or third annual inspection being a more detailed survey (an Intermediate Survey) and the fourth or fifth annual inspection being the most comprehensive survey (a Special Survey). The inspection cycle resumes after each Special Survey. Vessels also may be required to be drydocked at each Intermediate and Special Survey for inspection of the underwater parts of the vessel and resulting repairs. Intermediate Surveys of steam-propelled LNG vessels may be done while the vessel is in service, but in all instances the inspection requires shutting down the vessel’s main boiler, which slows travel if in service. In-water surveys generally take vessels out of service for one day, but out-of-service surveys of steam-propelled LNG vessels can take up to seven days. All of our LNG carriers, including our newbuildings, are steam-propelled. Many of our vessels have qualified with their respective classification societies for drydocking every four or five years in connection with the Special Survey and are no longer subject to the Intermediate Survey drydocking process. To qualify, we were required to enhance the resiliency of the underwater coatings of each vessel and mark the hull to accommodate underwater inspections by divers. All but one of our LNG vessels meet these requirements, and we expect the non-qualifying vessel will be qualified at its next Special Survey.

      In addition to the classification inspections, many of our customers regularly inspect our vessels as a precondition to chartering, and regular inspections are standard practice under long-term charters as well. Port and flag state control authorities, such as the U.S. Coast Guard and Spain’s flag administration (or classification societies acting on behalf of the flag state control authorities), also inspect some of our vessels. We believe that our relatively new, well-maintained and high-quality vessels should provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality of service.

Safety, Management of Ship Operations and Administration

      Safety is our top operational priority. Our vessels are operated in a manner intended to protect the safety and health of our employees, the general public and the environment. We actively manage the risks inherent in our business and are committed to eliminating incidents that threaten safety, such as groundings, fires, collisions and petroleum spills. We are also committed to reducing emissions and waste generation.

      We have established key performance indicators to facilitate regular monitoring of our operational performance. We set targets on an annual basis to drive continuous improvement, and we review performance indicators monthly to determine if remedial action is necessary to reach our targets.

      Teekay Spain’s shore staff performs a full range of technical, commercial and business development services for us. This staff also provides administrative support to our operations in finance, accounting and human resources.

      Teekay Shipping Corporation, through its subsidiaries, assists us in managing our ship operations. Teekay Shipping Corporation has obtained through Det Norske Veritas, the Norwegian classification society, approval of its safety management system as in compliance with the International Safety Management Code (or ISM Code), and this system has been implemented for our Bahamian-flagged vessels. Spain’s flag administration has approved this safety management system for our Spanish-flagged vessels. As part of Teekay Shipping Corporation’s ISM Code compliance, all of our vessels’ safety management certificates are being maintained through ongoing internal audits performed by Teekay Shipping Corporation’s certified internal auditors and intermediate audits performed by Det Norske Veritas or Spain’s flag administration.

      In addition to our operational experience, Teekay Shipping Corporation provides, through its subsidiaries, expertise in various functions critical to our operations. This affords a safe, efficient and cost-effective operation and, pursuant to administrative services agreements with certain subsidiaries of Teekay Shipping Corporation, access to human resources, financial and other administrative functions.

      Critical ship management functions that Teekay Shipping Corporation has agreed to provide to us through its Teekay Marine Services division located in various offices around the world include:

•	vessel maintenance;

•	crewing;

•	purchasing;

•	shipyard supervision;

•	insurance; and

•	financial services.

      These functions are supported by onboard and onshore systems for maintenance, inventory, purchasing and budget management.

      In addition, Teekay Shipping Corporation’s day-to-day focus on cost control will be applied to our operations. In 2003, Teekay Shipping Corporation and two other shipping companies established a purchasing alliance, Teekay Bergesen Worldwide, which leverages the purchasing power of the combined fleets, mainly in such commodity areas as lube oils, paints and other chemicals. Through our arrangements with Teekay Shipping Corporation, we will benefit from this purchasing alliance.

      The generally uniform design of some of our existing and newbuilding vessels and the adoption of common equipment standards should also result in operational efficiencies, including with respect to crew training and vessel management, equipment operation and repair, and spare parts ordering.

Crewing and Staff

      As of December 31, 2004, we employed approximately 376 seagoing staff who serve on our vessels and approximately 32 shore staff. Teekay Shipping Corporation and its subsidiaries may employ additional seagoing staff to assist us as we grow. Certain subsidiaries of Teekay Shipping Corporation will provide advisory, operational and administrative support to us pursuant to service agreements. Please read “Certain Relationships and Related Party Transactions — Advisory and Administrative Services Agreements.”

      We regard attracting and retaining motivated seagoing personnel as a top priority. Like Teekay Shipping Corporation, we offer our seafarers highly competitive employment packages and comprehensive benefits and opportunities for personal and career development, which relates to a philosophy of promoting internally.

      Teekay Shipping Corporation has entered into a Collective Bargaining Agreement with the Philippine Seafarers’ Union, an affiliate of the International Transport Workers’ Federation (or ITF), and a Special Agreement with ITF London, which covers substantially all of the officers and seamen that operate our Bahamian-flagged vessels. Our officers and seamen for our Spanish-flagged vessels are covered by a collective bargaining agreement with Spain’s Union General de Trabajadores and Comisiones Obreras. We believe our relationships with these labor unions are good.

      Our commitment to training is fundamental to the development of the highest caliber of seafarers for our marine operations. Teekay Shipping Corporation has agreed to allow our personnel to participate in its training programs. Teekay Shipping Corporation’s cadet training approach is designed to balance academic learning with hands-on training at sea. Teekay Shipping Corporation has relationships with training institutions in Australia, Canada, Croatia, India, Latvia, Norway, Philippines, South Africa and the United Kingdom. After receiving formal instruction at one of these institutions, our cadets’ training continues on board one of our vessels. Teekay Shipping Corporation also has a career development plan that we will follow, which was devised to ensure a continuous flow of qualified officers who are trained on its vessels and familiarized with its operational standards, systems and policies. We believe that high-quality crewing and training policies will play an increasingly important role in distinguishing larger independent shipping companies that have in-house or affiliate capabilities from smaller companies that must rely on outside ship managers and crewing agents on the basis of customer service and safety.

Risk of Loss, Insurance and Risk Management

      The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters, death or injury of persons and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. In addition, the transportation of LNG and crude oil is subject to the risk of spills and to business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts. The occurrence of any of these events may result in loss of revenues or increased costs.

      We carry “hull and machinery” and “protection and indemnity” insurance coverage to protect against most of the accident-related risks involved in the conduct of our business. Hull and machinery insurance covers loss of or damage to a vessel due to marine perils such as collisions, grounding and weather. Protection and indemnity insurance indemnifies us against other liabilities incurred while operating vessels, including injury to our crew, third parties, cargo loss and pollution. The current available amount of our coverage for pollution is $1 billion per vessel per incident. We also carry insurance policies covering war risks (including piracy and terrorism) and, for our LNG carriers, loss of revenues resulting from vessel off-

hire time due to a marine casualty or an officer or crew strike. However, we may not continue to carry this “loss of hire” insurance based on its cost compared to our off-hire experience. We believe that our current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution coverage. However, we cannot assure that all covered risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations at times in the past have resulted in increased costs for, and may result in the lack of availability of, insurance against the risks of environmental damage or pollution. Please read “Risk Factors — Risks Inherent in Our Business — Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.”

      We will use in our operations Teekay Shipping Corporation’s thorough risk management program that includes, among other things, computer-aided risk analysis tools, maintenance and assessment programs, a seafarers competence training program, seafarers workshops and membership in emergency response organizations. We expect to benefit from Teekay Shipping Corporation’s commitment to safety and environmental protection as certain of its subsidiaries assist us in managing our vessel operations.

      Teekay Shipping Corporation has achieved certification under the standards reflected in International Standards Organization’s (or ISO) 9001 for quality assurance, ISO 14001 for environment management systems, OHSAS 18001 for Occupational Health and Safety, and the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention on a fully integrated basis.

Regulation

General

      Our business and the operation of our vessels are significantly affected by international conventions and national, state and local laws and regulations in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration. Because these conventions, laws and regulations change frequently, we cannot predict the ultimate cost of compliance or their impact on the resale price or useful life of our vessels. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and that may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain permits, licenses and certificates with respect to our operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operations of the vessels we own will depend on a number of factors, we believe that we will be able to continue to obtain all permits, licenses and certificates material to the conduct of our operations.

      We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will generally lead to greater inspection and safety requirements on all vessels in the LNG carrier and oil tanker markets and will accelerate the scrapping of older vessels throughout these industries.

Regulation — International Maritime Organization (or IMO)

      IMO regulations include the International Convention for Safety of Life at Sea (or SOLAS), including amendments to SOLAS implementing the International Security Code for Ports and Ships (or ISPS), the ISM Code, the International Convention on Prevention of Pollution from Ships (the MARPOL Convention), the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention on Load Lines of 1966, and, specifically with respect to LNG carriers, the International Code for Construction and Equipment of Ships Carrying Liquefied Gases in Bulk (or the IGC Code). SOLAS provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation. Flag states which have ratified the convention and the treaty generally employ the classification societies, which have incorporated SOLAS requirements into their class rules, to undertake surveys to confirm compliance.

      SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with IMO regulations, including SOLAS, the ISM Code, ISPS and the IGC Code, may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.

      The ISM Code requires vessel operators to obtain a safety management certification for each vessel they manage, evidencing the shipowner’s compliance with requirements of the ISM Code relating to the development and maintenance of an extensive “Safety Management System.” Such a system includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Each of the existing vessels in our fleet currently is ISM Code-certified, and we expect to obtain safety management certificates for each newbuilding vessel upon delivery.

      ISPS was adopted in December 2002 in the wake of heightened concern over worldwide terrorism and became effective on July 1, 2004. The objective of ISPS is to enhance maritime security by detecting security threats to ships and ports and by requiring the development of security plans and other measures designed to prevent such threats. The United States implemented ISPS with the adoption of the Maritime Transportation Security Act of 2002 (or MTSA), which requires vessels entering U.S. waters to obtain certification of plans to respond to emergency incidents there, including identification of persons authorized to implement the plans. Each of the existing vessels in our fleet currently complies with the requirements of ISPS and MTSA, and we expect all newbuildings to comply upon delivery.

      LNG carriers are also subject to regulation under the IGC Code. Each LNG carrier must obtain a certificate of compliance evidencing that it meets the requirements of the IGC Code, including requirements relating to its design and construction. Each of our LNG carriers currently is in substantial compliance with the IGC Code, and each of our newbuilding shipbuilding contracts requires compliance prior to delivery.

      Under IMO regulations an oil tanker must be of double-hull construction, be of a mid-deck design with double-side construction or be of another approved design ensuring the same level of protection against oil pollution in the event that such tanker:

•	is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

•	commences a major conversion or has its keel laid on or after January 6, 1994; or

•	completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

      In December 2003, the IMO revised its regulations relating to the prevention of pollution from oil tankers. These regulations, which are scheduled to become effective April 5, 2005, will accelerate the mandatory phase-out of single-hull tankers and impose a more rigorous inspection regime for older tankers. All but one of our oil tankers are double-hulled and were delivered after July 6, 1996, so those tankers will not be affected directly by these IMO regulations. Teekay Shipping Corporation has agreed to purchase our only single-hulled vessel, the Granada Spirit, upon the earlier of December 31, 2005 and delivery of our newbuilding Suezmax tanker the Toledo Spirit, scheduled for July 2005. This will precede any retrofitting or retirement required by the IMO regulations.

Environmental Regulations — The United States Oil Pollution Act of 1990 (or OPA 90)

      OPA 90 established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including discharges of oil cargoes, fuel (or bunkers) or lubricants. OPA 90 affects all owners and operators whose vessels trade to the United States or its territories or possessions or whose vessels operate in United States waters, which include the U.S. territorial sea and 200-mile exclusive economic zone around the United States.

      Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war and the responsible party reports the incident and reasonably cooperates with the appropriate authorities.) for all containment and cleanup costs and other damages arising from discharges or threatened discharges of oil from their vessels. These other damages are defined broadly to include:

•	natural resources damages and the related assessment costs;

•	real and personal property damages;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resources damage;

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

•	loss of subsistence use of natural resources.

      OPA 90 limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons per discharge, subject to possible adjustment for inflation. These limits of liability would not apply if the incident were proximately caused by violation of applicable U.S. federal safety, construction or operating regulations, including IMO conventions to which the United States is a signatory, or by the responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. We currently plan to continue to maintain for each of our vessel’s pollution liability coverage in the amount of $1 billion per incident. A catastrophic spill could exceed the coverage available, which could harm our business, financial condition and results of operations.

      Under OPA 90, with limited exceptions, all newly built or converted tankers delivered after January 1, 1994 and operating in United States waters must be built with double-hulls. All but one of our existing tankers are, and all of our newbuildings will be, double-hulled. Our only single-hulled tanker will be sold to Teekay Shipping Corporation prior to any phase-out that would otherwise be mandated by OPA 90.

      In December 1994, the United States Coast Guard (or Coast Guard) implemented regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the Comprehensive Environmental Response, Compensation, and Liability Act (or CERCLA) liability limit of $300 per gross ton. Under the regulations, such evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternate method subject to agency approval. Under OPA 90, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the tank in the fleet having the greatest maximum liability under OPA 90 and CERCLA.

      The Coast Guard’s regulations concerning certificates of financial responsibility (or COFR) provide, in accordance with OPA 90, that claimants may bring suit directly against an insurer or guarantor that furnishes COFR. In addition, in the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided COFR under pre-OPA 90 laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses.

      The Coast Guard’s financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the Coast Guard regulations by providing a financial guaranty from a related company evidencing sufficient self-insurance for all our vessels trading into the United States or by providing third-party guaranties. If other vessels in our fleet trade into the United States in the future, we expect to provide guaranties through self-insurance, or to obtain such guaranties from third-party insurers.

      OPA 90 and CERCLA permit individual states to impose their own liability regimes with regard to oil or hazardous substance pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited strict liability for spills. We intend to comply with all applicable state regulations in the ports where our vessels call.

      Owners or operators of tank vessels operating in United States waters are required to file vessel response plans with the Coast Guard, and their tank vessels are required to operate in compliance with their Coast Guard approved plans. Such response plans must, among other things:

•	address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge”;

•	describe crew training and drills; and

•	identify a qualified individual with full authority to implement removal actions.

We have filed vessel response plans with the Coast Guard for the tankers we own and have received approval of such plans for all vessels in our fleet to operate in United States waters. In addition, we conduct regular oil spill response drills in accordance with the guidelines set out in OPA 90. The Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances.

      OPA 90 allows U.S. state legislatures to pre-empt associated regulation if the state’s regulations are equal or more stringent. Several coastal states such as California, Washington and Alaska require state-specific COFR and vessel response plans.

      CERCLA contains a similar liability regime to OPA 90, but applies to the discharge of “hazardous substances” rather than “oil.” Petroleum products and LNG should not be considered hazardous substances under CERCLA, but additives to oil or lubricants used on LNG carriers might fall within its scope. CERCLA imposes strict joint and several liability upon the owner, operator or bareboat charterer of a vessel for cleanup costs and damages arising from a discharge of hazardous substances.

      OPA 90 and CERCLA do not preclude claimants from seeking damages for the discharge of oil and hazardous substances under other applicable law, including maritime tort law. Such claims could include attempts to characterize the transportation of LNG aboard a vessel as an ultra-hazardous activity under a doctrine that would impose strict liability for damages resulting from that activity. The application of this doctrine varies by jurisdiction. There can be no assurance that a court in a particular jurisdiction will not determine that the carriage of oil or LNG aboard a vessel is an ultra-hazardous activity, which would expose us to strict liability for damages we cause to injured parties even when we have not acted negligently.

     Environmental Regulation — Other Environmental Initiatives

      Although the United States is not a party, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (or CLC), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, which are applicable to vessels that carry persistent oil (not LNG) as cargo, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The liability limits in the countries that have ratified this Protocol are currently approximately $6.7 million plus approximately $938 per gross registered tonne above 5,000 gross tonnes with an approximate maximum of $134 million per vessel, with the exact amount tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC when the spill is caused by the owner’s actual fault or privity and, under the 1992 Protocol, when the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law governs, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

      In addition, the IMO, various countries and states, such as Australia, the United States and the State of California, and various regulators, such as port authorities, the U.S. Coast Guard and the U.S. Environmental Protection Agency, have either adopted legislation or regulations, or are separately considering the adoption of legislation or regulations, aimed at regulating the transmission, distribution, supply and storage of LNG, the discharge of ballast water and the discharge of bunkers as potential pollutants.

Properties

      Other than our vessels, we do not have any material property.

Legal Proceedings

      From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us.

Taxation of the Partnership

     Marshall Islands Taxation

      Based on the advice of Watson, Farley & Williams, our counsel as to matters of the law of the Republic of the Marshall Islands, because we and our subsidiaries do not, and we do not expect that we and our subsidiaries will, conduct business or operations in the Republic of the Marshall Islands, neither we nor our subsidiaries will be subject to income, capital gains, profits or other taxation under current Marshall Islands law. As a result, distributions by our subsidiaries to us will not be subject to Marshall Islands taxation.

     Luxembourg Taxation

      The following discussion is based upon the current tax laws of Luxembourg and regulations, the Luxembourg tax administrative practice and judicial decisions thereunder, all as in effect as of the date of this prospectus and subject to possible change on a retroactive basis. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the Luxembourg income tax considerations applicable to us.

      Immediately following the closing of this offering, our operating subsidiary, Teekay LNG Operating L.L.C. (a Marshall Islands company), will, through its direct Luxembourg subsidiary, Teekay Luxembourg S.a.r.l. (or Luxco), and other intermediary subsidiaries, indirectly hold all of our operating assets. Luxco will be capitalized with equity and loans from Teekay LNG Operating L.L.C. and its only assets will be shares of, and notes receivable from, its direct Spanish subsidiary, Teekay Spain S.L. (or Spainco). Luxco will, in turn, re-lend a substantial portion of the loan proceeds received from Teekay LNG Operating L.L.C. to Spainco. Luxco will use the remaining proceeds from the loans from and equity purchases by Teekay LNG Operating L.L.C. to purchase shares in Spainco.

      Luxco is considered a Luxembourg resident company for Luxembourg tax purposes subject to taxation in Luxembourg on its income regardless of where the income is derived. However, we believe that foreign jurisdictions, such as Spain, may not treat Luxco as a resident of Luxembourg for foreign tax purposes. Please read “— Spanish Taxation — Taxation on distributions by Spanish entities” below. The generally applicable Luxembourg income tax rate is approximately 30%.

      Taxation of interest income. Luxco’s loans to Spainco will generate interest income. However, the Luxemburg taxing authority has confirmed that this interest income will be offset substantially by interest expense on the loan made by Teekay LNG Operating L.L.C. to Luxco, so we believe that any taxation of that income will be immaterial.

      Taxation of interest payments. Luxembourg does not levy a withholding tax on interest paid to non-residents of Luxembourg, such as Teekay LNG Operating L.L.C., unless the interest represents an unlimited right to participate in profits of the interest-paying entity, the interest payment relates to the portion of debt used to acquire share capital and the debt exceeds a Luxembourg “thin capitalization” threshold or the interest rate is not regarded as arm’s length. The Luxembourg taxing authority has confirmed that interest paid by Luxco on the types of loans to be made to it by Teekay LNG Operating L.L.C. will not represent a right to participate in its profits and will be consistent with Luxembourg transfer pricing rules. Furthermore, we plan to capitalize Luxco to meet the “thin capitalization” threshold. Accordingly, we believe that interest payments made by Luxco to Teekay LNG Operating L.L.C. will not be subject to Luxembourg taxation.

      Taxation of Spainco dividends and capital gains. Pursuant to Luxembourg law, dividends received by Luxco from Spainco and capital gains realized on any disposal of Spainco shares generally will be exempt from Luxembourg taxation if certain requirements are met. We believe that Luxco meets these requirements and that any dividend received on or any capital gain resulting from the disposition of the shares of Spainco will be exempt from taxation in Luxembourg.

      Notwithstanding this exemption, Luxembourg law does not permit the deduction of interest expense on loans used to purchase shares eligible for the dividend and capital gain exemption, to the extent of the dividend received. We believe that Luxembourg dividend or capital gains taxation will not affect Luxco, and, even if it does, it will not be material.

      Taxation of Luxco dividends. Luxembourg levies a 20% withholding tax on dividends paid by a Luxembourg company to a non-resident of the European Union (absent a tax treaty), which would apply to dividends paid by Luxco to Teekay LNG Operating L.L.C. However, we do not expect to cause Luxco to pay dividends, but to distribute all of its available cash through the payment of interest and principal on its loans owing to Teekay LNG Operating L.L.C., for at least the next ten years. We may also recapitalize Luxco in the future to continue this arrangement, as is permitted under current Luxembourg tax rules.

Spanish Taxation

      The following discussion is based upon the tax laws of Spain and regulations, rulings and judicial decisions thereunder, all as in effect as of the date of this prospectus and subject to possible change on a retroactive basis. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the Spanish income tax considerations applicable to us.

      Spainco will own, directly and indirectly, a number of other Spanish subsidiaries, including those operating all of our Suezmax tankers and all of our LNG carriers as of the closing of this offering.

      Spainco and these subsidiaries will be considered Spanish resident companies subject to Spanish taxation on their income regardless of where the income is derived. The generally applicable Spanish income tax rate is 35%. However, substantially all of the income generated by these subsidiaries will be subject to special tax incentives for shipping activities, which we believe will substantially reduce the amount of Spanish income tax payable.

      Taxation of Spanish subsidiaries engaged in shipping activities. Two alternative Spanish tax regimes provide incentives for Spanish companies engaged in shipping activities. The ships operated by our operating Spanish subsidiaries currently are subject to the first regime, but, as discussed below, we currently expect to transfer any eligible ships of these subsidiaries to the second regime effective for the 2006 tax year.

      To qualify under the first regime, the Spanish company’s vessels must be registered in the Canary Islands Special Ship Registry. Under this registry, the Master and First Officer for the vessel must be Spanish nationals and at least 50% of the crew must be European Union nationals. All of the vessels of our operating Spanish subsidiaries currently are registered in the Canary Islands Special Ship Registry and meet these ship personnel requirements. As a result, we believe that these subsidiaries qualify for the tax benefits associated with the first regime, representing a credit equal to 90% against the tax otherwise payable on income from the commercial operation of the vessels. This credit effectively reduces the Spanish tax rate on this income to approximately 3.5%. This deduction does not apply to gains from vessel dispositions.

      The second incentive regime, the Spanish Tonnage Tax Regime (or the TTR), applies to Spanish companies that own or operate vessels, but does not depend upon the registry of the vessels. Consequently, there is no requirement for the vessel to maintain the Spanish or Canary Island flag or to follow the crewing requirements that correspond to these flags.

      Under this regime, the applicable income tax is based on the weight (measured as net tonnage) of the vessel and the number of days during the taxable period that the vessel is at the company’s disposal, excluding time required for repairs.

      The following table presents the applicable tax base for a vessel under the TTR regime, against which the generally applicable tax rate of 35% will apply:

Tonnage Tax Base
Net Tonnage of Vessel	Daily Rate per 100 Tonnes

0 to 1,000	0.90 Euros
1,001 to 10,000	0.70 Euros
10,001 to 25,000	0.40 Euros
Over 25,000	0.20 Euros

      To be eligible to apply the TTR regime:

•	a Spanish company must be enrolled in any Spanish registry for shipping companies specified under the regime;

•	the company must own or charter out vessels;

•	the vessels must be managed strategically and commercially from Spain or another country belonging to the European Union; and

•	the vessels must engage in certain maritime-related activities, including the transportation of goods or merchandise.

      The Spanish company must make a request of the Spanish tax authorities that the TTR regime apply to its activities. If the eligibility criteria indicated above are met, these requests routinely are granted. If granted, the TTR regime will apply to the company for an initial period of 10 years, which may be extended for successive 10-year periods upon application by the shipping company.

      If the shipping company also engages in activities other than those subject to the TTR regime, income from those other activities will be subject to tax at the generally applicable rate of 35%.

      If a vessel is acquired and disposed of by a company while it is subject to the TTR regime, any gain on the disposition of the vessel generally is not subject to Spanish taxation. If the company acquired the vessel prior to becoming subject to the TTR regime, the difference between the fair market value of the vessel at the time it enters into the TTR and the tax value of the vessel at that time is added to the taxable income in Spain when the vessel is disposed of and generally remains subject to Spanish taxation at the rate of 35%.

      We believe that the TTR regime provides several advantages over the ship registry regime described above, including increased flexibility on registering and crewing vessels, a lower overall tax rate and a possible reduction in the Spanish tax on any gain from the disposition of the vessels. As a result, we currently expect to apply for all eligible ships to be taxed under the Spanish TTR regime commencing with the 2006 tax year.

      Taxation on distributions by Spanish entities. Income distributed by our Spanish subsidiaries as dividends may be subject to a 15% Spanish withholding tax, unless the dividends are paid to an entity resident in a “tax treaty” jurisdiction. In addition, interest paid by Spanish entities on debt owed to non-residents of Spain is generally subject to a 15% withholding tax.

      Spainco has obtained shareholder approval for itself and its subsidiaries to file a consolidated tax return for the 2005 tax year. As a result, we believe that no withholding taxes should apply to any interest or dividend payments made between Spainco and its Spanish subsidiaries.

      As described above, Spainco is capitalized with debt and equity from Luxco, which owns 100% of Spainco. We expect that Spainco will not pay dividends but will distribute all of its available cash through the payment of interest and principal on its loans owing to Luxco for at least the next ten years. Once these loans are fully repaid, Spainco will distribute all of its available cash to Luxco through dividends.

      Pursuant to Spanish law, interest paid by Spainco to Luxco is not subject to Spanish withholding tax if Luxco is a resident of Luxembourg, Luxco does not have a permanent establishment in Spain, and Luxco is not a company qualifying as a tax-exempt 1929 holding company under Luxembourg legislation. We believe Luxco meets these requirements. Consequently, we believe that interest paid by Spainco to Luxco should not be subject to withholding tax in Spain.

      Pursuant to the European Union Parent-Subsidiary Directive, dividends paid by Spainco to Luxco will not be subject to Spanish withholding taxes if Luxco meets an ownership requirement and a Luxembourg presence requirement. We believe that Luxco will satisfy both the ownership and Luxembourg presence requirements and qualify for the Spanish withholding tax exemption on any dividends that Spainco may pay to Luxco.

MANAGEMENT

Management of Teekay LNG Partners L.P.

      Teekay GP L.L.C., our general partner, will manage our operations and activities. Unitholders will not be entitled to elect the directors of our general partner or directly or indirectly participate in our management or operation.

      Our general partner owes a fiduciary duty to our unitholders. Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are expressly nonrecourse to it. Whenever possible, our general partner intends to cause us to incur indebtedness or other obligations that are nonrecourse to it.

      At least three members of the board of directors of our general partner will serve on a conflicts committee to review specific matters that the board believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, and must meet the independence standards established by the New York Stock Exchange to serve on an audit committee of a board of directors and certain other requirements. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our general partner of any duties it may owe us or our unitholders. Our initial conflicts committee will be comprised of the members of our audit committee and will be appointed prior to the closing of this offering. For additional information about the conflicts committee, please read “Conflicts of Interest and Fiduciary Duties — Conflicts of Interest.”

      In addition, our general partner will have an audit committee of at least three independent directors. The audit committee will, among other things, review our external financial reporting, engage our external auditors and oversee our internal audit activities and procedures and the adequacy of our internal accounting controls. Our general partner will also have a corporate governance committee, which will oversee corporate governance matters, director compensation and the compensation plan described below.

      The New York Stock Exchange does not require a listed limited partnership like us to have a majority of independent directors on the board of directors of our general partner or to establish a compensation committee or a nominating/ corporate governance committee. However, we intend that a majority of the directors of our general partner will meet the independence standards of the New York Stock Exchange and, as discussed above, to establish and maintain a corporate governance committee.

      The directors of our general partner oversee our operations. The day-to-day affairs of our business are managed by the officers of our general partner and key employees of certain of our operating subsidiaries. Employees of certain subsidiaries of Teekay Shipping Corporation will provide assistance to us and our operating subsidiaries pursuant to services agreements. Please read “Certain Relationships and Related Party Transactions — Advisory and Administrative Services Agreements.”

      The Chief Executive Officer and Chief Financial Officer of our general partner, Peter Evensen, will allocate his time between managing our business and affairs and the business and affairs of Teekay Shipping Corporation. Mr. Evensen is the Executive Vice President and Chief Financial Officer of Teekay Shipping Corporation. The amount of time Mr. Evensen will allocate between our business and the businesses of Teekay Shipping Corporation will vary from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. Mr. Evensen will devote sufficient time to our business and affairs as is necessary for their proper conduct.

      Officers of Teekay LNG Projects Ltd., a subsidiary of Teekay Shipping Corporation, will allocate their time between providing LNG strategic consulting and advisory services to certain of our operating subsidiaries and pursuing LNG project opportunities for Teekay Shipping Corporation, which projects, if awarded to Teekay Shipping Corporation, will be offered to us pursuant to the noncompetition provisions of the omnibus agreement. Please read “Certain Relationships and Related Party Transactions — Omnibus Agreement — Noncompetition” and “— Advisory and Administrative Services Agreements — LNG Strategic Consulting and Advisory Services Agreements Between Certain of Our Operating Subsidiaries and Teekay Shipping Limited.” The omnibus agreement will also permit us to pay to Teekay Shipping Corporation any “incentive fees” approved by the conflicts committee of our general partner’s board of directors, in its sole discretion, and relating to LNG projects provided to us by Teekay Shipping Corporation. Any such fee would be intended to reward Teekay Shipping Corporation for obtaining, and to further motivate it in pursuing additional, LNG projects. Teekay Shipping Corporation, in turn, may pay incentive fees to Teekay LNG Projects Ltd. for LNG projects awarded to it as a result of the efforts of Teekay LNG Projects Ltd.

      Officers of our general partner and those individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Teekay Shipping Corporation. Our general partner intends to seek to cause its officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.

Directors, Executive Officers and Key Employees

      The following table provides information about the directors and executive officers of our general partner and key employees of our operating subsidiary Teekay Spain. Directors are elected for one-year terms. The business address of each of our directors and executive officers listed below is TK House, Bayside Executive Park, West Bay Street and Blake Road, Nassau, Commonwealth of The Bahamas. The business address of each of our key employees of Teekay Spain is Musgo Street 5—28023, Madrid, Spain.

Name	Age	Position

C. Sean Day	55	Chairman
Bjorn Moller	47	Vice Chairman and Director
Peter Evensen	46	Chief Executive Officer, Chief Financial Officer and Director
Robert E. Boyd	65	Director
Ida Jane Hinkley	54	Director
Ihab J.M. Massoud	36	Director
George Watson	57	Director
Bruce C. Bell	57	Secretary
Andres Luna	48	Managing Director, Teekay Spain
Pedro Solana	48	Director, Finance and Accounting, Teekay Spain

      Certain biographical information about each of these individuals is set forth below.

      C. Sean Day has served as Chairman of Teekay GP L.L.C. since it was formed in November 2004. Mr. Day has served as Chairman of Teekay Shipping Corporation’s board of directors since 1999. From 1989 to 1999, he was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to this, Mr. Day held a number of senior management positions in the shipping and finance industry. He is currently serving as a director of Kirby Corporation. Mr. Day also serves as the Chairman of Resolute Investments, Inc., the largest stockholder of Teekay Shipping Corporation.

      Bjorn Moller has served as the Vice Chairman and a Director of Teekay GP L.L.C. since it was formed in November 2004. Mr. Moller is the President and Chief Executive Officer of Teekay Shipping Corporation and has held those positions since April 1998. Mr. Moller has over 20 years’ experience in the shipping industry and has served in senior management positions with Teekay Shipping Corporation for more than 15 years. He has headed its overall operations since January 1997, following his promotion to the position of Chief Operating Officer. Prior to this, Mr. Moller headed Teekay Shipping Corporation’s global chartering operations and business development activities.

      Peter Evensen has served as the Chief Executive Officer and Chief Financial Officer of Teekay GP L.L.C. since it was formed in November 2004 and as a Director of Teekay GP L.L.C. since January 2005. Mr. Evensen is also the Executive Vice President and Chief Financial Officer of Teekay Shipping Corporation. He joined Teekay Shipping Corporation in May 2003 as Senior Vice President, Treasurer and Chief Financial Officer. He was appointed to his current positions with Teekay Shipping Corporation in February 2004. Mr. Evensen has over 20 years’ experience in banking and shipping finance. Prior to joining Teekay Shipping Corporation, Mr. Evensen was Managing Director and Head of Global Shipping at J.P. Morgan Securities Inc. and worked in other senior positions for its predecessor firms. His international industry experience includes positions in New York, London and Oslo.

      Robert E. Boyd has served as a Director of Teekay GP L.L.C. since January 2005. From May 1999 until his retirement in March 2004, Mr. Boyd was employed as the Senior Vice President and Chief Financial Officer of Teknion Corporation, a company engaged in the design, manufacture and marketing of office systems and office furniture products. From 1991 to 1999, Mr. Boyd was employed by The Oshawa Group Limited, a company engaged in the wholesale and retail distribution of food products and real estate activities, where his positions included Executive Vice President-Financial and Chief Financial Officer.

      Ida Jane Hinkley has served as a Director of Teekay GP L.L.C. since January 2005. From 1998 to 2001, she served as Managing Director of Navion Shipping AS, a shipping company at that time affiliated with the Norwegian state-owned oil company Statoil ASA (and subsequently acquired by Teekay Shipping Corporation in 2003). From 1980 to 1997, Ms. Hinkley was employed by the Gotaas-Larsen Shipping Corporation, an international provider of marine transportation services for crude oil and gas (including LNG), serving as its Chief Financial Officer from 1988 to 1992 and its Managing Director from 1993 to 1997.

      Ihab J.M. Massoud has served as a Director of Teekay GP L.L.C. since January 2005. Since 1998 he has been President of The Compass Group International LLC, a private equity investment firm based in Westport, CT. From 1995 to 1998, Mr. Massoud was employed by Petroleum Heat and Power, Inc. as a Vice President. From 1993 to 1995, Mr. Massoud was a Vice President of Colony Capital, Inc., a Los Angeles-based private equity firm specializing in acquiring distressed real estate and corporate assets.

      George Watson has served as a Director of Teekay GP L.L.C. since January 2005. Since July 2002 he has served as Chief Executive Officer of CriticalControl Solutions Inc. (formerly WNS Emergent), a provider of information control applications for the energy sector. From February 2000 to July 2002, he served as Executive Chairman at VerticalBuilder.com Inc. Mr. Watson served as President and Chief Executive Officer of TransCanada Pipelines Ltd. from 1993 to 1999 and as its Chief Financial Officer from 1990 to 1993.

      Bruce C. Bell has served as the Secretary of Teekay GP L.L.C. since it was formed in November 2004. Mr. Bell is employed as the Managing Director of Oceanic Bank and Trust Limited, a Bahamian bank and trust company, a position he has held since March 1994. Prior to joining Oceanic Bank and Trust, Mr. Bell was engaged in the private practice of law in Canada, specializing in corporate/ commercial, banking and international business transactions. From May 2000 until May 2003, Mr. Bell served as the Corporate Secretary of Teekay Shipping Corporation. Mr. Bell is a director of Teekay Shipping Corporation and a director and the Vice President of Resolute Investments, Inc., the largest stockholder of Teekay Shipping Corporation.

      Andres Luna has served as the Managing Director of Teekay Spain since April 2004. Mr. Luna joined Alta Shipping, S.A., a former affiliate company of Naviera F. Tapias S.A., in September 1992 and served as its General Manager until he was appointed Commercial General Manager of Naviera F. Tapias S.A. in December 1999. He also served as Chief Executive Officer of Naviera F. Tapias S.A. from July 2000 until its acquisition by Teekay Shipping Corporation in April 2004, when it was renamed Teekay Spain. Mr. Luna’s responsibilities with Teekay Spain have included business development, newbuilding contracting, project management, development of its LNG business and the renewal of its tanker fleet. He has been in the shipping business since his graduation as a naval architect from Madrid University in 1981.

      Pedro Solana has served as the Director, Finance and Accounting of Teekay Spain since August 2004. Mr. Solana joined Naviera F. Tapias S.A. in 1991 and served as Deputy Financial Manager until its acquisition by Teekay Shipping Corporation. Mr. Solana’s responsibilities with Teekay Spain have included oversight of its accounting department and arranging for financing of its LNG carriers and crude oil tankers. He has been in the shipping business since 1980.

Officers of Teekay LNG Projects Ltd.

      The following table provides information about the officers of Teekay LNG Projects Ltd., which is a wholly owned subsidiary of Teekay Shipping Corporation. As described above, Teekay LNG Projects Ltd. will provide certain LNG strategic consulting and advisory services to Teekay Spain and certain of our other operating subsidiaries pursuant to services agreements and will pursue LNG projects on behalf of Teekay Shipping Corporation, which will be offered to us pursuant to the omnibus agreement.

Name	Age	Position

David Glendinning	50	President
Kenneth Hvid	36	Senior Vice President
Roy Spires	58	Vice President, Finance

      David Glendinning has served as the President of Teekay LNG Projects Ltd. since it was formed in November 2004. Mr. Glendinning is also the President of Teekay Shipping Corporation’s Teekay Gas and Offshore division, and has held this position since November 2003. Since joining Teekay Shipping Corporation, Mr. Glendinning has worked in a number of other senior positions with Teekay Shipping Corporation, including Vice President, Marine and Commercial Operations from January 1995 until his promotion to Senior Vice President, Customer Relations and Marine Project Development in February 1999. Prior to joining Teekay Shipping Corporation, Mr. Glendinning, who is a Master Mariner, had 18 years’ sea service on oil tankers of various types and sizes.

      Kenneth Hvid has served as Senior Vice President for Teekay LNG Projects Ltd. since it was formed in November 2004. Mr. Hvid is also Senior Vice President, Gas Services of Teekay Shipping Corporation, a position he has held since January 2004. Mr. Hvid joined Teekay Shipping Corporation in October 2000, and was responsible for its purchasing activities as Director, Procurement until he was promoted to his current position. Prior to joining Teekay Shipping Corporation, Mr. Hvid worked for 12 years for A.P. Moller in various functions in Copenhagen, San Francisco and Hong Kong.

      Roy Spires has served as Vice President, Finance of Teekay LNG Projects Ltd. since it was formed in November 2004. Mr. Spires has served as Teekay Shipping Corporation’s Vice President, Finance from February 2004 until the closing of this offering. He also served as Teekay Shipping Corporation’s Director of Finance from November 1999 until February 2004. Prior to joining Teekay Shipping Corporation, Mr. Spires spent seven years with a publicly traded Canadian corporation, where his positions included Treasurer and Corporate Secretary. His experience includes over 17 years of management positions in commercial and corporate banking.

Reimbursement of Expenses of Our General Partner

      Our general partner will not receive any management fee or other compensation for managing us. Our general partner and its other affiliates will be reimbursed for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our general partner.

Executive Compensation

      We and our general partner were formed in November 2004. Our general partner has neither paid any compensation to its directors or officers nor accrued any obligations with respect to management incentive or retirement benefits for the directors and officers prior to this offering. Because the Chief Executive Officer and Chief Financial Officer of our general partner, Peter Evensen, is an employee of Teekay Shipping Corporation, his compensation (other than any awards under the long-term incentive plan described below) will be set and paid by Teekay Shipping Corporation, and we will reimburse Teekay Shipping Corporation for time he spends on partnership matters. Our general partner does not intend to directly compensate Bruce Bell for his services on our behalf, but we will reimburse his employer, Oceanic Bank and Trust Limited, for time he spends on partnership matters and may grant Mr. Bell awards under the long-term incentive plan described below. The corporate governance committee of the board of directors of our general partner initially will establish the compensation for certain key employees of our operating subsidiary Teekay Spain. Officers and employees of our general partner or its affiliates may participate in employee benefit plans and arrangements sponsored by Teekay Shipping Corporation, our general partner or their affiliates, including plans that may be established in the future.

Compensation of Directors

      Officers of our general partner or Teekay Shipping Corporation who also serve as directors of our general partner will not receive additional compensation for their service as directors. Our general partner anticipates that each non-management director will receive compensation for attending meetings of the board of directors, as well as committee meetings. We expect non-management directors will receive a director fee of $30,000 per year and 700 common units subject to vesting over a three-year period. Members of the audit and conflicts committees each will receive a committee fee of $5,000 per year, and the chair of the audit committee is expected to receive an additional fee of $5,000 for serving in that role. In addition, each director will be reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

2005 Long-Term Incentive Plan

      Our general partner intends to adopt the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan for employees and directors of and consultants to our general partner and employees and directors of and consultants to its affiliates, who perform services for us. The plan provides for the award of restricted units, phantom units, unit options, unit appreciation rights and other unit or cash-based awards.

      Administration. The plan will be administered by the corporate governance committee of the board of directors of our general partner. To the extent permitted by law, the corporate governance committee may delegate any or all of its powers and duties under the plan to the chief executive officer of our general partner, subject to any limitations imposed by the corporate governance committee and certain other limitations imposed by the plan. The corporate governance committee will have the authority to, among other things, designate participants under the plan, determine the type or types of awards to be granted to a participant, determine the number of common units to be covered by awards, determine the terms and conditions applicable to awards and interpret and administer the plan.

      Number of Common Units. Subject to adjustment in the event of any distribution, recapitalization, split, merger, consolidation and the like, the number of common units available for delivery pursuant to awards granted under the plan is                     . There is no limit on the number of awards that may be granted and paid in cash. If any award is forfeited or otherwise terminates or is cancelled without delivery of common units, those units will again by available for grant under the plan. Common units delivered under the plan will consist of units acquired by our general partner on the open market, from us or from any other person or entity.

      Restricted Units and Phantom Units. A restricted unit is a common unit subject to forfeiture prior to the vesting of the award. A phantom unit is a notional unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or, in the discretion of the corporate governance committee, cash equivalent to the value of a common unit. The corporate governance committee may determine to make grants under the plan of restricted units and phantom units to plan participants containing such terms as the corporate governance committee may determine. The corporate governance committee will determine the period over which restricted units and phantom units granted to plan participants will vest. The committee may base its determination upon the achievement of specified performance goals. The corporate governance committee, in its discretion, may provide tandem vesting with respect to distributions on restricted units and may grant tandem distribution equivalent rights with respect to phantom units.

      Unit Options and Unit Appreciation Rights. The plan will permit the grant of options covering common units and the grant of unit appreciation rights. A unit appreciation right is an award that, upon exercise, entitles the participant to receive the excess of the fair market value of a unit on the exercise date over the base price established for the unit appreciation right. Such excess may be paid in common units, cash, or a combination thereof, as determined by the corporate governance committee in its discretion. The corporate governance committee will be able to make grants of unit options and unit appreciation rights under the plan to employees, consultants and directors containing such terms as the committee may determine. Unit options and unit appreciation rights may have an exercise price or base price that is no less than the fair market value of the common units on the date of grant. In general, unit options and unit appreciation rights granted will become exercisable over a period determined by the corporate governance committee.

      Other Unit or Cash-Based Awards. Subject to the terms of the plan and such other terms and conditions as the corporate governance committee deems appropriate, the corporate governance committee may grant other incentives payable in cash or in common units under the plan.

      Vesting, Exercisability and Payment of Options. Unless otherwise provided in the instrument evidencing an option, (a) in the event of a participant’s termination of service for any reason other than cause, death, disability or retirement, the participant may exercise any vested options for a period of three months from the date of such termination, (b) in the event of a participant’s termination of service due to retirement or disability, the participant may exercise any vested options for a period of five years from the date of such termination and (c) in the event of a participant’s termination of service due to death, the participant’s beneficiary may exercise any vested options for a period of two years from the date of such termination. In the event a participant dies after termination of service but while the option is otherwise exercisable, the participant’s beneficiary may exercise vested stock options for a period of two years from the date of death, unless the corporate governance committee determines otherwise. If a participant is terminated for cause, his or her option will automatically expire, unless the corporate governance committee determines otherwise. In no event may an option be exercised after the expiration of the term provided in the instrument evidencing the option.

      Change of Control. Unless otherwise provided in the instrument evidencing the award, in the event of a change of control of Teekay LNG Partners L.P., our general partner or Teekay Shipping Corporation, all outstanding awards will become fully and immediately exercisable and all applicable deferral and restriction limitations will lapse, unless the awards are converted, assumed or replaced by the successor company. Notwithstanding the foregoing, with respect to options and unit appreciation rights, the corporate governance committee may instead provide for the cash-out of such awards in connection with the change of control transaction. Also notwithstanding the foregoing, if so determined by the corporate governance committee, during the 60-day period from and after the change of control transaction, a participant holding an option or unit appreciation right will have the right to elect to surrender all or part of the option or unit appreciation right in exchange for a cash payment. If following a change of control transaction, a participant’s service is terminated for cause or good reason within 24 months of the transaction, any awards held by that participant that remain unvested will become fully and immediately exercisable, all applicable deferral and restriction limitations will lapse and an award that is an option or unit appreciation right will remain exercisable until the later of five years after the date of termination and the date the award would have expired by its terms if the participant’s service had not terminated.

      Term, Termination and Amendment of Plan. Our general partner’s board of directors, or its corporate governance committee, in its discretion may terminate, suspend or discontinue the plan at any time with respect to any award that has not yet been granted. Our general partner’s board of directors, or its corporate governance committee, also has the right to alter or amend the plan or any part of the plan from time to time, including increasing the number of common units that may be granted subject to unitholder approval as required by the exchange upon which the common units are listed at that time. However, other than adjustments to outstanding awards upon the occurrence of certain unusual or nonrecurring events, no change in any outstanding grant may be made that would materially impair the rights of the participant without the consent of the participant.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth the beneficial ownership of units of Teekay LNG Partners L.P. that will be issued upon the consummation of this offering and the related transactions and held by beneficial owners of 5% or more of the units and by all directors and officers of our general partner as a group.

Percentage of
		Percentage of		Percentage of	Total Common
	Common	Common	Subordinated	Subordinated	and Subordinated
	Units to be	Units to be	Units to be	Units to be	Units to be
	Beneficially	Beneficially	Beneficially	Beneficially	Beneficially
Name of Beneficial Owner	Owned	Owned	Owned	Owned	Owned

Teekay Shipping Corporation(1)(2)	6,705,029	54.9%	12,205,029	100%	75.9%
All executive officers, key employees and directors as a group (10 persons)(3)	*	*	—	—	*

*	Less than 1%

(1)	Excludes the 2% general partner interest held by our general partner, a wholly owned subsidiary of Teekay Shipping Corporation.

(2)	If the underwriters exercise the over-allotment option in full, Teekay Shipping Corporation’s percentage of common units to be beneficially owned will decrease to 51.5%.

(3)	Excludes units owned by Teekay Shipping Corporation, on the board of which serve the directors of our general partner, C. Sean Day and Bjorn Moller. Mr. Day and our Secretary, Bruce C. Bell, also serve as directors and as the Chairman and Vice President, respectively, of Teekay Shipping Corporation’s largest stockholder.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

      After this offering, Teekay Shipping Corporation, the owner of our general partner, will own 6,705,029 common units and 12,205,029 subordinated units, representing a 75.9% limited partner interest in us. In addition, our general partner will own a 2% general partner interest in us.

Distributions and Payments to the General Partner and Its Affiliates

      The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with our formation, ongoing operation and any liquidation. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arms’-length negotiations.

Formation Stage

The consideration received by our general partner and its affiliates for the contribution to us of the assets and liabilities	• 6,705,029 common units; • 12,205,029 subordinated units; • 2% general partner interest in us; and • the incentive distribution rights.

The common units and subordinated units owned by Teekay Shipping Corporation represent a 75.9% limited partner interest in us, which gives it the ability to control the outcome of unitholder votes on certain matters. For more information, please read “The Partnership Agreement — Voting Rights” and “— Amendment of the Partnership Agreement.”

Operational Stage

Distributions of available cash to our general partner and its affiliates	We will generally make cash distributions 98% to unitholders (including Teekay Shipping Corporation, the owner of our general partner and the holder of 6,705,029 common units and 12,205,029 subordinated units) and the remaining 2% to our general partner.

In addition, if distributions exceed the minimum quarterly distribution and other higher target levels, our general partner, as the holder of the incentive distribution rights, will be entitled to increasing percentages of the distributions, up to 50% of the distributions above the highest target level. We refer to the rights to the increasing distributions as “incentive distribution rights.” Please read “Cash Distribution Policy — Incentive Distribution Rights” for more information regarding the incentive distribution rights.

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, our general partner would receive an annual distribution of approximately $0.8 million on its 2% general partner interest and Teekay Shipping Corporation would receive an annual distribution of approximately $31.2 million on its common units and subordinated units.

Payments to our general partner and its affiliates	Our general partner will not receive a management fee or other compensation for the management of our partnership. Our general partner and its other affiliates will be entitled to reimbursement for all direct and indirect expenses they incur on our behalf. In addition, we and certain of our operating subsidiaries will pay fees to certain subsidiaries of Teekay Shipping Corporation for strategic consulting, advisory, ship management, technical and administrative services. Our general partner will determine the amount of these reimbursable expenses and will negotiate these fees.

Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “The Partnership Agreement — Withdrawal or Removal of the General Partner.”

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their particular capital account balances.

Agreements Governing the Transactions

      We, our general partner, our operating companies and other parties have entered into or will enter into various documents and agreements that will effect the transactions relating to our formation and this offering, including the vesting of assets in, and the assumption of liabilities by, us and our subsidiaries and the application of the proceeds of this offering. These agreements will not be the result of arms’-length negotiations and they, or any of the transactions that they provide for, may not be effected on terms at least as favorable to the parties to these agreements as they could have obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with vesting assets in our subsidiaries, will be paid from the proceeds of this offering.

Omnibus Agreement

      At the closing of this offering, we will enter into an omnibus agreement with Teekay Shipping Corporation, our general partner, our operating company, Teekay LNG Operating L.L.C., and, as discussed below, a company controlled by Mr. Fernando Tapias, the former controlling shareholder of Tapias. The following discussion describes provisions of the omnibus agreement.

Noncompetition

      Under the omnibus agreement, Teekay Shipping Corporation will agree, and will cause its controlled affiliates (other than us, our general partner and our subsidiaries) to agree, for so long as Teekay Shipping Corporation controls our general partner, not to own, operate or charter LNG carriers. This restriction will not prevent Teekay Shipping Corporation or any of its controlled affiliates (other than us and our subsidiaries) from:

•	acquiring LNG carriers and related time charters as part of a business and operating or chartering those vessels if a majority of the value of the acquisition is not attributable to the LNG carriers and time charters, as determined in good faith by the board of directors of Teekay Shipping Corporation. However, if at any time Teekay Shipping Corporation completes such an acquisition, it must offer to sell the LNG carriers and related time charters to us for their fair market value plus any additional tax or other similar costs to Teekay Shipping Corporation that would be required to transfer the LNG carriers and time charters to us separately from the acquired business;

•	acquiring, operating or chartering LNG carriers if our general partner has previously advised Teekay Shipping Corporation that the board of directors of our general partner has elected, with the approval of its conflicts committee, not to cause us or our subsidiaries to acquire or operate the carriers;

•	acquiring or operating assets if they are ancillary to LNG carriers acquired by Teekay Shipping Corporation or any of its controlled affiliates (other than us and our subsidiaries) pursuant to either of the exceptions described above; or

•	providing ship management services relating to LNG carriers.

      If Teekay Shipping Corporation or any of its controlled affiliates (other than us or our subsidiaries) owns, operates or charters LNG carriers pursuant to any of the exceptions described above, it may not subsequently expand that portion of its business other than pursuant to those exceptions.

      Teekay and Mr. Tapias’s affiliated company will agree that a joint venture they entered into in connection with Teekay Shipping Corporation’s acquisition of Tapias will be subject to a similar restriction on its ability to own, operate or charter LNG carriers. Please read “— Joint Venture with an Entity Controlled by Mr. Fernando Tapias.”

      The omnibus agreement will also permit us to pay to Teekay Shipping Corporation any “incentive fees” approved by the conflicts committee of the board of directors of our general partner, in its sole discretion and relating to LNG projects provided to us by Teekay Shipping Corporation. Any such fee would be intended to reward Teekay Shipping Corporation for obtaining, and to further motivate it in pursuing additional, LNG projects.

      In addition, under the omnibus agreement we will agree, and will cause our subsidiaries to agree, for so long as Teekay Shipping Corporation controls our general partner, not to own, operate or charter crude oil tankers. This restriction will not:

(1)	apply to any oil tankers owned, operated or chartered by us or any of our subsidiaries as of the closing of this offering, and the ownership, operation or chartering of any oil tankers that replace any of those oil tankers in connection with:

•	the destruction or total loss of the original tanker; the tanker being damaged to an extent that makes repairing it uneconomical or renders it permanently unfit for normal use, as determined in good faith by our general partner within 90 days after the occurrence of the damage; or the tanker’s condemnation, confiscation, requisition or a similar taking of title to or use of it that continues for at least six months; or

•	the replacement of a time charter existing on the closing of this offering, where the tanker that was subject to the charter has been sold or transferred due to the exercise by the customer of its right under the charter to cause the sale or transfer;

(2) prevent us or any of our subsidiaries from:

•	acquiring oil tankers and any related charters as part of a business acquisition and operating or chartering those vessels, if a majority of the value of the acquisition is not attributable to the oil tankers and charters, as determined by the board of directors of our general partner; however, if at any time we complete such an acquisition, we are required to promptly offer to sell the oil tankers to Teekay Shipping Corporation for fair market value plus any additional tax or other similar costs to us that would be required to transfer the oil tankers and time charters to Teekay Shipping Corporation separately from the acquired business;

•	acquiring, operating or chartering oil tankers if Teekay Shipping Corporation has previously advised our general partner that it has elected not to acquire or operate those tankers; or

•	acquiring or operating assets if they are ancillary to oil tankers acquired by us or any of our subsidiaries pursuant to either of the immediately preceding two exceptions described above.

      If we or any of our subsidiaries owns, operates or charters oil tankers pursuant to any of the exceptions described above, neither we nor such subsidiary may subsequently expand that portion of our business other than pursuant to those exceptions.

      If Teekay Shipping Corporation or its affiliates no longer control our general partner or there is a change of control of Teekay Shipping Corporation, Teekay Shipping Corporation may terminate the noncompetition provisions of the omnibus agreement.

Rights of First Offer on Suezmax Tankers and LNG Carriers

      Under the omnibus agreement, we and our subsidiaries will grant to Teekay Shipping Corporation a 30-day right of first offer on any proposed (a) sale, transfer or other disposition of, or (b) any re-chartering out pursuant to a long-term time charter of, any of our Suezmax tankers. Likewise, Teekay Shipping Corporation will agree (and will cause its subsidiaries to agree) to grant a similar right of first offer to us for any LNG carriers it might own. These rights of first offer will not apply to a sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a charter party, or to the charterers of any vessel acquired to replace any vessel so sold, transferred or disposed of.

      Prior to any vessel disposition, the applicable party will deliver a written notice setting forth the material terms and conditions of any proposed sale, transfer, disposition or re-chartering of the vessel described above. During the 30-day period after the delivery of such notice, we will negotiate in good faith with Teekay Shipping Corporation to reach an agreement on the transaction. If we do not reach an agreement within such 30-day period, we or Teekay Shipping Corporation, as the case may be, will be able within the next 180 days to sell, transfer, dispose or re-charter the vessel to a third party (or to agree in writing to undertake such transaction with a third party) on terms generally no less favorable than those offered pursuant to the written notice.

      If Teekay Shipping Corporation or its affiliates no longer control our general partner or there is a change of control of Teekay Shipping Corporation, Teekay Shipping Corporation may terminate these rights of first offer provisions of the omnibus agreement.

Indemnification

      Under the omnibus agreement, Teekay Shipping Corporation will indemnify us after the closing of this offering for a period of       years against certain unknown environmental and toxic tort liabilities to the extent arising prior to the closing date of this offering. Liabilities resulting from a change in law after the closing of this offering are excluded from the environmental indemnity. There is an aggregate cap of $           million on the amount of indemnity coverage provided by Teekay Shipping Corporation for these environmental and toxic tort liabilities.

      Teekay Shipping Corporation will also indemnify us for liabilities related to:

•	certain defects in title to the assets contributed to us and any failure to obtain certain consents and permits necessary to conduct our business that arise within years after the closing of this offering; and

•	certain income tax liabilities attributable to the operation of the assets contributed to us prior to the time they were contributed.

Amendments

      The omnibus agreement may not be amended without the prior approval of the conflicts committee of the board of directors of our general partner if the proposed amendment will, in the reasonable discretion of our general partner, adversely affect holders of our common units.

Advisory and Administrative Services Agreements

Administrative Services Agreement Between Us and Teekay Shipping Limited

      At the closing of this offering, we will enter into a services agreement with Teekay Shipping Limited, a Bahamian corporation and wholly owned subsidiary of Teekay Shipping Corporation, pursuant to which Teekay Shipping Limited will provide certain non-strategic administrative services to us, unless the provision of those services by Teekay Shipping Limited would materially interfere with Teekay Shipping Corporation’s operations. These services will be provided in a commercially reasonably manner and upon the reasonable request of our general partner. Teekay Shipping Limited will provide these services to us directly but may subcontract for certain of these services with other entities, including other Teekay Shipping Corporation subsidiaries. We will pay a reasonable, arms’-length fee to Teekay Shipping Limited for such services that will include reimbursement of the reasonable cost of any direct and indirect expenses it incurs in providing these services, which services will include:

•	legal and financial compliance services;

•	bookkeeping and accounting services; and

•	banking services.

Advisory, Technical and Administrative Services Agreements Between Certain of Our Operating Subsidiaries and Teekay Shipping Limited

      Our operating subsidiary Teekay Spain will enter into an Advisory, Technical and Administrative Services Agreement with Teekay Shipping Limited, pursuant to which Teekay Shipping Limited will provide advisory, technical and administrative services that supplement the existing capabilities of Teekay Spain’s employees. These services will be provided in a commercially reasonably manner and upon the reasonable request of Teekay Spain. Teekay Shipping Limited will provide these services directly but may subcontract for certain of these services with other entities, including other Teekay Shipping Corporation subsidiaries. Teekay Spain will pay a reasonable, arms’-length fee to Teekay Shipping Limited that will include reimbursement of the reasonable cost of any direct and indirect expenses it incurs in providing these services, which include services such as:

•	vessel maintenance;

•	crewing;

•	purchasing;

•	shipyard supervision;

•	insurance; and

•	financial services.

      At the closing of this offering, our subsidiary that will own the Granada Spirit will enter into a similar agreement with Teekay Shipping Limited, and we anticipate that similar contracts will be entered into with Teekay Shipping Limited after the closing as we establish other operating subsidiaries as part of our business, including the entities that will operate the RasGas II vessels described below under “— Agreement to Purchase RasGas II Interest.”

LNG Strategic Consulting and Advisory Services Agreement Between Certain of Our Operating Subsidiaries and Teekay LNG Projects Ltd.

      At the closing of this offering, our operating subsidiary Teekay Spain will enter into a services agreement with Teekay LNG Projects Ltd., a Canadian corporation and wholly owned subsidiary of Teekay Shipping Corporation, pursuant to which Teekay LNG Projects Ltd. will provide to Teekay Spain strategic consulting and advisory services relating to our LNG business, unless the provision of those services by Teekay LNG Projects Ltd. would materially interfere with Teekay Shipping Corporation’s operations. These services will be provided in a commercially reasonably manner and upon the reasonable request of Teekay Spain. Information about the officers of Teekay LNG Projects Ltd. who will provide services to Teekay Spain is included above under “Management — Officers of Teekay LNG Projects Ltd.” Teekay Spain will pay a reasonable, arms’-length fee for these services that will include reimbursement of the reasonable cost to Teekay LNG Projects Ltd. of any direct and indirect expenses it incurs in providing the services. Services that Teekay LNG Projects Ltd. will provide include advice and assistance regarding:

•	strategic planning;

•	business development opportunities;

•	integration of any acquired businesses;

•	client relations; and

•	any other matters relating to the business of Teekay Spain’s LNG business that Teekay Spain may request assistance with, to the extent Teekay LNG Projects Ltd. has knowledge or experience related to such matters.

      We anticipate that as we establish certain other LNG operating subsidiaries as part of our business they will seek to enter into similar agreements with Teekay LNG Projects Ltd.

Joint Venture with an Entity Controlled by Mr. Fernando Tapias

      Teekay Shipping Corporation and F. Tapias Grupo de Sociedades e Inversiones, S.L. (or Tapias Grupo), an entity controlled by Fernando Tapias, the former controlling shareholder of Tapias, formed a joint venture (the Teekay Joint Venture) when Teekay Shipping Corporation acquired Tapias in April 2004. The primary purpose of the joint venture is to provide marine transportation of oil and gas. As part of the joint venture, each partner has agreed that it will give the joint venture the first opportunity to pursue any new oil or gas marine transportation opportunities that become available to such partner and relate only to the Spanish market or are led by Spanish entities or entities controlled by a Spanish company. If the joint venture’s board of directors — which is composed of an equal number of designees of each partner — determines not to pursue such an opportunity, then the partner proposing the opportunity may pursue it independently of the joint venture. Prior to Teekay’s acquisition of Tapias, Mr. Tapias had been involved in the energy marine transportation industry through Spanish companies since 1991, and he has established many relationships in that market.

      Prior the closing of this offering, we will enter into an agreement with Tapias Grupo to form a joint venture (the MLP Joint Venture) similar to the Teekay Joint Venture. The purpose of the new joint venture will be limited to the marine transportation of LNG, and each partner will agree that it will give the joint venture the first opportunity to pursue any new LNG marine transportation opportunities that become available to such partner and relate only to the Spanish market or are led by Spanish entities or entities controlled by a Spanish company. We believe that Mr. Tapias’s relationships in this market will increase our opportunities to participate in LNG projects related to Spain.

      Pursuant to the omnibus agreement, Teekay Shipping Corporation, our general partner, our operating company and Tapias Grupo will agree that:

•	the Teekay Joint Venture will be bound by the noncompetition provisions of the agreement limiting its ability to own, operate or charter LNG carriers; and

•	any such LNG opportunities originally coming to the Teekay Joint Venture pursuant to its joint venture agreement will be offered, first, to the MLP Joint Venture and, then, if rejected by the joint venture, to the Teekay Joint Venture partner who originally proposed the opportunity, free of the noncompetition provision.

      Teekay Spain will operate any LNG carriers acquired by the joint venture. We and Tapias Grupo will share profits and losses of the joint venture in proportion to the partners’ relative capital contributions. Each partner will have equal voting power. The joint venture agreement will provide a right of first refusal to the partners if either partner seeks to transfer its joint venture interest. If one of the partners materially breaches the joint venture agreement and fails to cure the breach, the other partner may purchase the breaching partner’s joint venture interest at a 20% discount.

Granada Spirit Charter and Purchase Agreement

      The Granada Spirit is a single-hulled tanker that was built in 1990 and acquired by Tapias. The Granada Spirit has operated in the spot market. In the fourth quarter of 2004, the vessel was transferred to another subsidiary of Teekay Shipping Corporation not organized in Spain in connection with a significant drydocking and re-flagging the vessel.

      At the closing of this offering, Teekay Shipping Corporation will contribute to us the Granada Spirit to provide interim cash flows to us until delivery of our Suezmax newbuilding, the Toledo Spirit, and will enter into a short-term, fixed-rate time charter to increase the predictability and stability of that cash flow compared to the Granada Spirit’s prior operation in the spot market. The charter will terminate upon the earlier of the delivery of the Toledo Spirit, which is scheduled for July 2005, or December 31, 2005, subject to an early termination right of Teekay Shipping Corporation. Upon termination of the charter, Teekay Shipping Corporation will purchase the vessel. If the Toledo Spirit is delivered on time as scheduled, Teekay Shipping Corporation will purchase the Granada Spirit for $19.5 million. If the Toledo Spirit is delivered after July 2005, the $19.5 million purchase price will be reduced by $250,000 per month. Teekay Shipping Corporation will have the right to terminate the charter and purchase the Granada Spirit at any time prior to delivery of the Toledo Spirit. If Teekay Shipping Corporation exercises this right, it will pay us $19.5 million plus $600,000 for each month we do not have the benefit of the time charter prior to the scheduled delivery of the Toledo Spirit. The additional payment reflects the estimated monthly depreciation and the amount of cash flow we would otherwise earn on the Granada Spirit pending the scheduled delivery of the Toledo Spirit.

      The relationship of the purchase price of the Granada Spirit to the then-prevailing fair market value of the vessel will depend largely upon spot market rates at that time. We have agreed to sell the Granada Spirit to Teekay Shipping Corporation because it is not a double-hulled vessel subject to a long-term time charter, as are the other vessels in our fleet, and because its useful life as a single-hulled tanker is substantially diminished by IMO requirements that will require its phase-out.

Agreement to Purchase RasGas II Interest

      Upon the closing of this offering, we will enter into a purchase agreement with Teekay Shipping Corporation pursuant to which it will agree to sell to us its 100% ownership interest in Teekay Nakilat Holdings Corporation (or Teekay Nakilat Holdings). Teekay Nakilat Holdings currently owns 100% of Teekay Nakilat Corporation (or Teekay Nakilat), which in turn owns three subsidiaries, each of which has contracted to have built one of the RasGas II LNG newbuildings. These three newbuilding vessels are subject to 20-year, fixed-rate time charters to RasGas II, which will commence upon commercial operation of the vessels, scheduled for various times during the fourth quarter of 2006 and the first half of 2007. We will purchase Teekay Shipping Corporation’s interest in Teekay Nakilat Holdings at approximately the time of the delivery of the first newbuilding, which will include assumption of the debt financing the vessels and remaining construction installment payments. This arrangement with Teekay Shipping Corporation regarding the RasGas II vessels allows us to defer our need to finance these vessels until closer to the time the vessels are delivered and begin operating, which will reduce our need to finance construction installment payments.

      As part of its proposal to provide transportation services for the LNG project related to the RasGas II vessels, Teekay Shipping Corporation agreed that Qatar Gas Transport Company Ltd. (or Qatar Gas) will have three options to purchase from Teekay Nakilat Holdings up to an aggregate 30% interest in Teekay Nakilat. These options are exercisable up to the delivery of each of the three RasGas II vessels. Accordingly, we will own between a 70% and 100% indirect interest in Teekay Nakilat — and a corresponding indirect interest in each of the RasGas II vessels and related time charters — depending upon whether and to what extent Qatar Gas Transport exercises these options. Payments made by Qatar Gas Transport upon any exercise of its options will, if made prior to our purchase of Teekay Shipping Corporation’s interest in Teekay Nakilat Holdings, reduce our purchase price.

      Our aggregate purchase price for Teekay Shipping Corporation’s interest in Teekay Nakilat Holdings will reimburse Teekay Shipping Corporation for its costs related to the construction and delivery of the three RasGas II vessels and compensate it for its cost of capital on construction payments made to the shipyard.

      Teekay Shipping Corporation will provide all capital required to finance the construction of the three RasGas II vessels until our purchase of Teekay Nakilat Holdings. The total price payable to the shipyard for each vessel is approximately $171.5 million, payable in five equal installments of approximately $34.3 million each. Teekay Shipping Corporation paid the first installment on each vessel in July 2004; remaining installments are due at varying times for each vessel from May 2005 until April 2007. To compensate Teekay Shipping Corporation for its cost of capital in making these installment payments, interest will accrue and be capitalized at the rate of 8.5%, compounded annually from the date of each installment payment until payment by us to Teekay Shipping Corporation of the purchase price. Based on an estimated purchase date on the scheduled delivery date of the first newbuilding in the fourth quarter of 2006, we estimate that the aggregate amount of these capitalized financing costs will be approximately $46.2 million.

      Costs for which we will reimburse Teekay Shipping Corporation, or pay directly after purchasing Teekay Nakilat Holdings, include the following:

•	Depot Spares. Teekay Nakilat will purchase spare parts for the LNG carriers during their construction periods. These “depot spares” are critical replacement parts that are purchased in advance of being required due to long order lead times to procure these parts at a later stage. Purchasing the spares in advance avoids or minimizes any vessel downtime if these parts are required with little notice. Depot spare costs are estimated to be $2.2 million per vessel.

•	Provisions for Modifications. These costs relate to potential vessel modifications that the customer may request during the vessel construction period, which Teekay Nakilat initially will fund. The estimated cost is $2.5 million per vessel.

•	Supervision and Management. These costs cover Teekay Nakilat’s expense in supervising construction of the vessels at the shipyard. Estimated costs are approximately $1.3 million per vessel.

•	Other Costs. These costs represent other significant costs incurred by Teekay Nakilat such as vessel start-up costs, crew training, crew supplies and flag registration. The total of these other costs is estimated to be $2.6 million per vessel.

•	Financing Costs. Teekay Shipping Corporation Nakilat has arranged for long-term financing for the three RasGas II vessels, which are obligations of the ship owning subsidiaries of Teekay Nakilat, and are guaranteed by Teekay Shipping Corporation. To the extent Teekay Shipping Corporation or Teekay Nakilat pays the closing costs relating to this financing, we will reimburse it. Closing costs for this financing are estimated to be $2.0 million per vessel.

      The total cost for the three vessels, including shipyard payments, the capitalized financing cost and the other costs described above, is estimated to be approximately $592 million. The long-term vessel financing will cover approximately $468 million of this amount. Disregarding the effect of any payments made by Qatar Gas Transport to exercise its options, we will be required to fund the remaining approximately $124.5 million as part of our purchase price for Teekay Shipping Corporation’s interest in Teekay Nakilat Holdings. The purchase price will be payable upon delivery of the first vessel. Payments will be made in either cash or our common units, at Teekay Shipping Corporation’s election made at least 90 days prior to payment thereof, or such other consideration as agreed between Teekay Shipping Corporation and the conflicts committee of our general partner’s board of directors. Payments in our common units will be valued at their average closing price during the 10-trading day period immediately preceding the payment or, if lower, their price per share to the public in any offering undertaken by us to partially finance our purchase.

Sale of Suezmax Newbuilding

      We have entered into a $47.6 million shipbuilding contract with the Daewoo shipyard in South Korea for construction of a Suezmax newbuilding, which is scheduled for delivery in March 2005. Prior to closing this offering, we will agree to sell to Teekay Shipping Corporation our rights in the newbuilding for $70.0 million (including assumption of construction commitments), what we believe is the tanker’s approximate fair market value. Upon the sale, Teekay Shipping Corporation will reimburse us for the construction installment payments we have made, and will assume the remaining installment payments under the shipbuilding construction contract. Teekay Shipping Corporation will pay us the difference between the purchase price and construction contract payment, or $22.4 million, upon delivery of the vessel.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

      Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including Teekay Shipping Corporation, on the one hand, and us and our unaffiliated limited partners, on the other hand. The directors and officers of our general partner, Teekay GP L.L.C., have certain fiduciary duties to manage our general partner in a manner beneficial to its owners. At the same time, our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders.

      Our partnership affairs are governed by our partnership agreement and the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably New York and Delaware. The Marshall Islands Act also provides that it is to be interpreted according to the non-statutory law of the State of New York and other states with substantially similar legislative provisions. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to New York and Delaware, which have fairly well-developed bodies of case law interpreting their respective limited partnership statutes. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as courts in those jurisdictions. For example, the rights of our unitholders and fiduciary responsibilities of our general partner under Marshall Islands law are not as clearly established as under statutes or judicial precedent in existence in New York and Delaware. Due to the less developed nature of Marshall Islands law, our public unitholders may have more difficulty in protecting their interests in the face of actions by our general partner or controlling unitholders than would unitholders of a limited partnership organized in the United States.

      Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other, our general partner will resolve that conflict. Our partnership agreement contains provisions that modify and limit our general partner’s fiduciary duties to the unitholders under Marshall Islands law. Our partnership agreement also restricts the remedies available to unitholders for actions taken by our general partner.

      Our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or the unitholders if the resolution of the conflict is:

•	approved by the conflicts committee, although our general partner is not obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties, but the general partner is not required to obtain confirmation to such effect from an independent third party; or

•	fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

      Our general partner may, but is not required to, seek the approval of such resolution from the conflicts committee of the board of directors of our general partner. If our general partner does not seek approval from the conflicts committee, and the board of directors of our general partner determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the partnership, unless the context otherwise requires. Please read “Management — Management of Teekay LNG Partners L.P.” for information about the composition and formation of the conflicts committee of the board of directors of our general partner.

      Conflicts of interest could arise in the situations described below, among others.

Actions taken by our general partner may affect the amount of cash available for distribution to unitholders or accelerate the right to convert subordinated units.

      The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	the amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	the issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

      In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	hastening the expiration of the subordination period.

      For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units. Please read “Cash Distribution Policy — Subordination Period.”

      Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us, our operating company, or its operating subsidiaries.

     We do not have any officers and rely solely on officers of Teekay GP L.L.C.

      Affiliates of our general partner, Teekay GP L.L.C., conduct businesses and activities of their own in which we have no economic interest. If these separate activities are significantly greater than our activities, there could be material competition for the time and effort of the officers who provide services to Teekay GP L.L.C. and its affiliates. The officers of Teekay GP L.L.C. are not required to work full-time on our affairs. These officers are required to devote time to the affairs of Teekay GP L.L.C. or its affiliates, and we reimburse their employers for the services they render to Teekay GP L.L.C. and its subsidiaries. None of the officers of our general partner are employees of our general partner. Our Chief Executive Officer and Chief Financial Officer is also an executive officer of Teekay Shipping Corporation.

     We will reimburse our general partner and its affiliates for expenses.

      We will reimburse our general partner and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith. Please read “Certain Relationships and Related Party Transactions” and “Management — Reimbursement of Expenses of Our General Partner.”

     Our general partner intends to limit its liability regarding our obligations.

      Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only to our assets and not against our general partner or its assets or any affiliate of our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its or our liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained terms that are more favorable without the limitation on liability.

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

      Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arms’-length negotiations.

      Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arms’-length negotiations. Our partnership agreement generally provides that any affiliated transaction, such as an agreement, contract or arrangement between us and our general partner and its affiliates, must be:

•	on terms no less favorable to us then those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

      Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf; however, there is no obligation of our general partner and its affiliates to enter into any contracts of this kind.

Common units are subject to our general partner’s limited call right.

      Our general partner may exercise its right to call and purchase common units as provided in the partnership agreement or assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have common units purchased from the unitholder at an undesirable time or price. Please read “The Partnership Agreement — Limited Call Right.”

We may not choose to retain separate counsel for ourselves or for the holders of common units.

      The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner’s affiliates may compete with us.

      Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner and those activities incidental to its ownership of interests in us. In addition, our partnership agreement provides that our general partner, for so long as it is general partner of our partnership, will cause its affiliates not to engage in, by acquisition or otherwise, the businesses described above under the caption “Certain Relationships and Related Party Transactions — Omnibus Agreement — Noncompetition.” Similarly, under the omnibus agreement, Teekay Shipping Corporation will agree and will cause it affiliates to agree, for so long as Teekay Shipping Corporation controls our partnership, not to engage in the businesses described above under the caption “Certain Relationships and Related Party Transactions — Omnibus Agreement — Noncompetition.” Except as provided in our partnership agreement and the omnibus agreement, affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us.

Fiduciary Duties

      Our general partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and the partnership agreement. It is the policy of the Marshall Islands Act to give maximum effect to the principle of freedom of contract and to the enforceability of partnership agreements. Consequently, the Marshall Islands Act allows Marshall Islands limited partnerships, in their partnership agreements, to restrict or expand the fiduciary duties owed by the general partner to limited partners and the partnership.

      Our partnership agreement contains various provisions restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these provisions to allow our general partner to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has fiduciary duties to manage our general partner in a manner beneficial both to its owner, Teekay Shipping Corporation, as well as to you. These modifications disadvantage the common unitholders because they restrict the rights and remedies that would otherwise be available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below. The following is a summary of:

•	the fiduciary duties imposed on our general partner by the Marshall Islands Act;

•	material modifications of these duties contained in our partnership agreement; and

•	certain rights and remedies of unitholders contained in the Marshall Islands Act.

Marshall Islands law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Marshall Islands limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties under the laws of the Marshall Islands. For example, Section 7.9 of our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under the laws of the Marshall Islands. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.

Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by the conflicts committee of the board of directors of our general partner must be:

• on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

• “fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from the conflicts committee, and the board of directors of our general partner determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that the general partner or its officers and directors acted in bad faith or engaged in fraud, willful misconduct or gross negligence.

Rights and remedies of unitholders	The provisions of the Marshall Islands Act resemble the provisions of the limited partnership acts of a number of states in the United States, including New York and Delaware. For example, like Delaware, the Marshall Islands Act favors the principles of freedom of contract and enforceability of partnership agreements and allows the partnership agreement to contain terms governing the rights of the unitholders. The rights of our unitholders, including voting and approval rights and the ability of the partnership to issue additional units, are governed by the terms of our partnership agreement. Please read “The Partnership Agreement.”

As to remedies of unitholders, a number of states in the United States, including Delaware and New York, permit a limited partner to institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties or of the partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

Due to the less developed nature of Marshall Islands law, we cannot predict whether Marshall Islands courts would recognize such actions, even though the Marshall Islands Act provides that it is to be interpreted according to the non-statutory law of New York and other states with substantially similar legislative provisions. Consequently, our public unitholders may have more difficulty in protecting their interests in the face of actions by our general partner or controlling unitholders than would unitholders of a limited partnership organized in the United States.

      In order to become one of our limited partners, a common unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Marshall Islands Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

      Under the partnership agreement, we must indemnify our general partner and its officers and directors to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud, willful misconduct or gross negligence. We also must provide this indemnification for criminal proceedings when our general partner or these other persons acted with no reasonable cause to believe that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it met the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the Securities and Exchange Commission such indemnification is contrary to public policy and therefore unenforceable. Please read “The Partnership Agreement — Indemnification.”

DESCRIPTION OF THE COMMON UNITS

The Units

      The common units and the subordinated units represent limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights and privileges available to limited partners under our partnership agreement. For a description of the relative rights and privileges of holders of common units and subordinated units in and to partnership distributions, please read this section and “Cash Distribution Policy.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement.”

Transfer Agent and Registrar

Duties

      The Bank of New York will serve as registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units, except the following, which must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

      There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

      The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If a successor has not been appointed or has not accepted its appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

      The transfer of the common units to persons that purchase directly from the underwriters will be accomplished through the completion, execution and delivery of a transfer application by the investor. Any later transfers of a common unit will not be recorded by the transfer agent or recognized by us unless the transferee executes and delivers a transfer application. By executing and delivering a transfer application, the transferee of common units:

•	becomes the record holder of the common units and is an assignee until admitted into our partnership as a substituted limited partner;

•	automatically requests admission as a substituted limited partner in our partnership;

•	agrees to be bound by the terms and conditions of, and executes, our partnership agreement;

•	represents that the transferee has the capacity, power and authority to enter into the partnership agreement;

•	grants powers of attorney to officers of our general partner and any liquidator of us as specified in the partnership agreement; and

•	gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements we are entering into in connection with our formation and this offering.

      An assignee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any unrecorded transfers for which a completed and duly executed transfer application has been received to be recorded on our books and records no less frequently than quarterly.

      A transferee’s broker, agent or nominee may complete, execute and deliver a transfer application. We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

      Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in our partnership for the transferred common units. A purchaser or transferee of common units who does not execute and deliver a transfer application obtains only:

•	the right to assign the common unit to a purchaser or other transferee; and

•	the right to transfer the right to seek admission as a substituted limited partner in our partnership for the transferred common units.

      Thus, a purchaser or transferee of common units who does not execute and deliver a transfer application:

•	will not receive cash distributions or federal income tax allocations, unless the common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application; and

•	may not receive some U.S. federal income tax information or reports furnished to record holders of common units.

      The transferor of common units has a duty to provide the transferee with all information that may be necessary to transfer the common units. The transferor does not have a duty to ensure the execution of the transfer application by the transferee and has no liability or responsibility if the transferee neglects or chooses not to execute and forward the transfer application to the transfer agent. Please read “The Partnership Agreement — Status as Limited Partner or Assignee.”

      Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT

      The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. The partnership agreement and limited liability company agreements of our subsidiaries are included as exhibits to the registration statement of which this prospectus is a part. We will provide prospective investors with a copy of these agreements upon request at no charge.

      We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “Cash Distribution Policy”;

•	with regard to the transfer of common units, please read “Description of the Common Units — Transfer of Common Units”; and

•	with regard to allocations of U.S. federal taxable income and loss, please read “Material U.S. Federal Income Tax Consequences.”

Organization and Duration

      We were organized on November 3, 2004 and have perpetual existence.

Purpose

      Our purpose under the partnership agreement is limited to serving as the sole member of our operating company, Teekay LNG Operating L.L.C., and engaging in any business activities that may be engaged in by our operating company or that are approved by our general partner. The operating agreement of our operating company provides that it may, directly or indirectly, engage in operations as conducted immediately before our initial public offering or any other activity approved by our general partner.

      Although our general partner has the ability to cause us, our operating company or its subsidiaries to engage in activities other than the marine transportation of liquefied natural gas and crude oil, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Power of Attorney

      Each limited partner, and each person who acquires a unit from another unitholder and executes and delivers a transfer application, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers under, the partnership agreement.

Capital Contributions

      Unitholders are not obligated to make additional capital contributions, except as described below under “— Limited Liability.”

Voting Rights

      The following matters require the unitholder vote specified below. Matters requiring the approval of a “unit majority” require:

•	during the subordination period, the approval of a majority of the common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of the common units.

      In voting their common and subordinated units, the general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us and the limited partners.

Action	Unitholder Approval Required

Issuance of additional common units or units of equal rank with the common units during the subordination period	Unit majority, with certain exceptions described under “— Issuance of Additional Securities.”

Issuance of units senior to the common units during the subordination period	Unit majority.

Issuance of units junior to the common units during the subordination period	No approval right.

Issuance of additional units after the subordination period	No approval rights.

Amendment of the partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “— Amendment of the Partnership Agreement.”

Amendment of the operating agreement of the operating company and other action taken by us as a member of the operating company	Unit majority if such amendment or other action would adversely affect our limited partners (or any particular class of limited partners) in any material respect. Please read “— Action Relating to the Operating Company.”

Sale of all or substantially all of our assets	Unit majority.

Dissolution of our partnership	Unit majority. Please read “— Termination and Dissolution.”

Reconstitution of our partnership upon dissolution	Unit majority. Please read “— Termination and Dissolution.”

Action	Unitholder Approval Required

Withdrawal of the general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required for the withdrawal of the general partner prior to March 31, 2015 in a manner which would cause a dissolution of our partnership. Please read “— Withdrawal or Removal of the General Partner.”

Removal of the general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. Please read “— Withdrawal or Removal of the General Partner.”

Transfer of the general partner interest in us	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its sale of all or substantially all of its assets to such person. The approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to March 31, 2015. Please read “— Transfer of General Partner Interest.”

Transfer of incentive distribution rights	Except for transfers to an affiliate or another person as part of the general partner’s sale of all or substantially all of its assets to such person, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, voting separately as a class, is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to March 31, 2015. Please read “— Transfer of Incentive Distribution Rights.”

Transfer of ownership interests in the general partner	No approval required at any time. Please read “— Transfer of Ownership Interests in General Partner.”

Limited Liability

      Assuming that a limited partner does not participate in the control of our business within the meaning of the Marshall Islands Act and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Marshall Islands Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement, or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Marshall Islands Act, then the limited partners could be held personally liable for our obligations under the laws of Marshall Islands, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Marshall Islands Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Marshall Islands case law.

      Under the Marshall Islands Act, a limited partnership may not make a distribution to a partner unless all liabilities of the partnership, except liabilities to general partners and limited partners on account of their contributions, have been paid or there remains property of the partnership to pay them. The Marshall Islands Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Marshall Islands Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Marshall Islands Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement and shall not be liable for distributions made to his assignor in violation of the Marshall Islands Act.

      Maintenance of our limited liability may require compliance with legal requirements in the jurisdictions in which the operating company and its subsidiaries conduct business, which may include qualifying to do business in those jurisdictions.

      Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If, by virtue of our membership interest in the operating company or otherwise, it were determined that we were conducting business in any jurisdiction without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the general partner, to approve some amendments to the partnership agreement, or to take other action under the partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as the general partner under the circumstances. We will operate in a manner that the general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

      The partnership agreement authorizes us to issue an unlimited number of additional partnership securities and rights to buy partnership securities for the consideration and on the terms and conditions determined by the general partner without the approval of the unitholders, except during the subordination period under certain circumstances. During the subordination period, except as we discuss in the following paragraph, we may not issue equity securities ranking senior to the common units or an aggregate of more than 6,102,514 additional common units or units on a parity with the common units, in each case, without the approval of the holders of a unit majority.

      During or after the subordination period, we may issue an unlimited number of common units:

•	upon any exercise of the underwriters’ over-allotment option;

•	upon conversion of the subordinated units;

•	under employee benefit plans;

•	upon conversion of the general partner interest and incentive distribution rights as a result of a withdrawal or removal of our general partner;

•	in connection with the conversion of units of equal rank with the common units into common units under some circumstances;

•	in the event of a combination or subdivision of common units;

•	in connection with acquisitions or capital improvements that increase cash flow from operations per unit on an estimated pro forma basis;

•	if the proceeds of the issuance are used to repay indebtedness, the cost of which to service is greater than the distribution obligations associated with the units issued in connection with the debt’s retirement;

•	in connection with the redemption of common units or other equity securities of equal rank with the common units from the net proceeds of an issuance of common units (or units on parity with the common units), provided that the redemption price equals the net proceeds per unit, before expenses, to us; or

•	in connection with the acquisition of any of the interests in the RasGas II vessels.

      It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other equity securities interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

      In accordance with Marshall Islands law and the provisions of our partnership agreement, we may also issue additional partnership securities interests that, as determined by the general partner, have special voting rights to which the common units are not entitled.

      Upon issuance of additional partnership securities other than upon any exercise of the underwriters’ over-allotment option, our general partner will be required to make additional capital contributions to the extent necessary to maintain its 2% general partner interest in us. Moreover, our general partner and its affiliates will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its and its affiliates’ percentage interest, including its interest represented by common units and subordinated units, that existed immediately prior to each issuance. Other holders of common units will not have similar preemptive rights to acquire additional common units or other partnership securities.

Amendment of the Partnership Agreement

General

      Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as we describe below, an amendment must be approved by a unit majority.

Prohibited Amendments

      No amendment may be made that would:

(1) increase the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

(2) increase the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to the general partner or any of its affiliates without the consent of the general partner, which may be given or withheld at its option;

(3) change the term of our partnership;

(4) provide that our partnership is not dissolved upon an election to dissolve our partnership by our general partner that is approved by the holders of a unit majority; or

(5) give any person the right to dissolve our partnership other than our general partner’s right to dissolve our partnership with the approval of the holders of a unit majority.

      The provision of our partnership agreement preventing the amendments having the effects described in clauses (1) through (5) above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon completion of this offering, the owner of our general partner will own 77.5% of the outstanding units.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner or assignee to reflect:

(1) a change in our name, the location of our principal place of business, our registered agent or our registered office;

(2) the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

(3) a change that our general partner determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any jurisdiction or to ensure that neither we, the operating company, nor its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

(4) an amendment that is necessary, upon the advice of our counsel, to prevent us or our general partner or its directors, officers, agents, or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or plan asset regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

(5) subject to the limitations on the issuance of additional partnership securities described above, an amendment that the general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities;

(6) any amendment expressly permitted in the partnership agreement to be made by the general partner acting alone;

(7) any amendment that the general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by the partnership agreement;

(8) a change in our fiscal year or taxable year and related changes;

(9) certain conveyances as set forth in our partnership agreement; or

(10) any other amendments substantially similar to any of the matters described in (1) through (9) above.

      In addition, our general partner may make amendments to the partnership agreement without the approval of any limited partner or assignee if the general partner determines that those amendments:

(1) do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

(2) are necessary or appropriate to satisfy any requirements, conditions, or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

(3) are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

(4) are necessary or appropriate for any action taken by the general partner relating to splits or combinations of units under the provisions of the partnership agreement; or

(5) are required to effect the intent expressed in this prospectus or the intent of the provisions of the partnership agreement or are otherwise contemplated by the partnership agreement.

Opinion of Counsel and Unitholder Approval

      Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as a corporation for U.S. federal income tax purposes if one of the amendments described above under “— No Unitholder Approval” should occur. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

      In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or privileges of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Action Relating to the Operating Company

      Without the approval of the holders or units representing a unit majority, our general partner is prohibited from consenting on our behalf, as the sole member of the operating company, to any amendment to the limited liability company agreement of the operating company or taking any action on our behalf permitted to be taken by a limited partner of the operating company in each case that would adversely affect our limited partners (or any particular class of limited partners) in any material respect.

Termination and Dissolution

      We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

(1) the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

(2) the sale, exchange, or other disposition of all or substantially all of our assets and properties and our subsidiaries;

(3) the entry of a decree of judicial dissolution of us; or

(4) the withdrawal or removal of our general partner or any other event that results in its ceasing to be the general partner other than by reason of a transfer of its general partner interest in accordance with the partnership agreement or withdrawal or removal following approval and admission of a successor.

      Upon a dissolution under clause (4), the holders of a unit majority may also elect, within specific time limitations, to reconstitute us and continue our business on the same terms and conditions described in the partnership agreement by forming a new limited partnership on terms identical to those in the partnership agreement and having as general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

(1) the action would not result in the loss of limited liability of any limited partner; and

(2) none of our partnership, the reconstituted limited partnership, or the operating company nor any of our other subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

      Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of the general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as provided in “Cash Distribution Policy — Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of the General Partner

      Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to March 31, 2015 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after March 31, 2015, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of the partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than the general partner and its affiliates. In addition, the partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “— Transfer of General Partner Interests” and “— Transfer of Incentive Distribution Rights.”

      Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by the general partner of all or a part of its general partner interest in us, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “— Termination and Dissolution.”

      Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by the general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent the general partner’s removal. At the closing of this offering, our general partner and its affiliates will own 77.5% of the outstanding units.

      Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	the general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of the interests at the time.

      In the event of removal of the general partner under circumstances where cause exists or withdrawal of the general partner where that withdrawal violates the partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where the general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for their fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

      If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

      In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, any employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

      Except for the transfer by our general partner of all, but not less than all, of its general partner interest in us to:

•	an affiliate of the general partner (other than an individual), or

•	another entity as part of the transfer by the general partner of all or substantially all of its assets to another entity,

our general partner may not transfer all or any part of its general partner interest in us to another person prior to March 31, 2015 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of the general partner, agree to be bound by the provisions of the partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.

      Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in General Partner

      At any time, the members of our general partner may sell or transfer all or part of their respective membership interests in our general partner to an affiliate or a third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

      Our general partner or its affiliates or a subsequent holder may transfer its incentive distribution rights to an affiliate of the holder (other than an individual) or another entity as part of the sale of all or substantially all of its assets to that entity without the prior approval of the unitholders. Prior to March 31, 2015, other transfers of the incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units, excluding common units held by the general partner and its affiliates. On or after March 31, 2015, the incentive distribution rights will be freely transferable.

Change of Management Provisions

      The partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Teekay GP L.L.C. as our general partner or otherwise change management. If any person or group other than the general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the board of directors of the general partner.

      The partnership agreement also provides that if the general partner is removed under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	the general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Limited Call Right

      If at any time the general partner and its affiliates hold more than 80% of the then-issued and outstanding partnership securities of any class, the general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons as of a record date to be selected by the general partner, on at least ten but not more than 60 days’ notice. The purchase price in this event is the greater of: (1) the highest cash price paid by either of the general partner or any of its affiliates for any partnership securities of the class purchased within the 90 days preceding the date on which the general partner first mails notice of its election to purchase those partnership securities; and (2) the current market price as of the date three days before the date the notice is mailed.

      As a result of the general partner’s right to purchase outstanding partnership securities, a holder of partnership securities may have the holder’s partnership securities purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of common units in the market. Please read “Material U.S. Federal Income Tax Consequences — Disposition of Common Units.”

      At the completion of this offering and assuming no exercise of the underwriters’ over-allotment option, Teekay Shipping Corporation, an affiliate of our general partner, will own approximately 54.9% of the common units. At the end of the subordination period, assuming no additional issuances of common units and conversion of our subordinated units into common units, Teekay Shipping Corporation will own approximately 77.5% of the common units. Teekay Shipping Corporation will also be able to increase its percentage ownership of our common units if, in connection with the sale to us of its interest in three RasGas II LNG newbuilding carriers, it elects to receive common units in satisfaction of the $124.5 million cash purchase price for those vessels. If Teekay Shipping Corporation makes this election and receives common units, then after subordinated units are converted to common units our general partner and its affiliates may own a sufficient percentage of our common units to enable our general partner to exercise its limited call right.

Meetings; Voting

      Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, will be voted by the general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by the general partner on behalf of unpermitted citizen assignees, the general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

      The general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by the general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

      Each record holder of a unit may vote according to the holder’s percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “— Issuance of Additional Securities.” However, if at any time any person or group, other than the general partner and its affiliates, or a direct or subsequently approved transferee of the general partner or its affiliates or a transferee approved by the board of directors of the general partner, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as the partnership agreement otherwise provides, subordinated units will vote together with common units as a single class.

      Any notice, demand, request report, or proxy material required or permitted to be given or made to record holders of common units under the partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner or Assignee

      Except as described above under “— Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

      An assignee of a common unit, after executing and delivering a transfer application, but pending its admission as a substituted limited partner, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. The general partner will vote and exercise other powers attributable to common units owned by an assignee that has not become a substitute limited partner at the written direction of the assignee. Please read “— Meetings; Voting.” Transferees that do not execute and deliver a transfer application will not be treated as assignees or as record holders of common units, and will not receive cash distributions, federal income tax allocations or reports furnished to holders of common units. Please read “Description of the Common Units — Transfer of Common Units.”

Indemnification

      Under the partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

(1) our general partner;

(2) any departing general partner;

(3) any person who is or was an affiliate of our general partner or any departing general partner;

(4) any person who is or was an officer, director, member or partner of any entity described in (1), (2) or (3) above;

(5) any person who is or was serving as a director, officer, member, partner, fiduciary or trustee of another person at the request of our general partner or any departing general partner; or

(6) any person designated by our general partner.

      Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, the general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the partnership agreement.

Books and Reports

      The general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

      We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent chartered accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

      We will furnish each record holder of a unit with information reasonably required for U.S. tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist the unitholder in determining the unitholder’s U.S. federal and state tax liability and filing obligations, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

      The partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at the limited partner’s own expense, have furnished to the limited partner:

(1) a current list of the name and last known address of each partner;

(2) a copy of our tax returns;

(3) information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

(4) copies of the partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed;

(5) information regarding the status of our business and financial condition; and

(6) any other information regarding our affairs as is just and reasonable.

      The general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which the general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

      Under the partnership agreement, we have agreed to register for resale under the Securities Act of 1933 and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by the general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available or advisable. These registration rights continue for two years following any withdrawal or removal of Teekay GP L.L.C. as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read “Units Eligible for Future Sale.”

UNITS ELIGIBLE FOR FUTURE SALE

      After the sale of the common units offered by this prospectus, our general partner and its affiliates will hold an aggregate of 6,705,029 common units and 12,205,029 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period, and some may convert earlier. The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

      The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act of 1933. However, any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption from the registration requirements of the Securities Act pursuant to Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of ours to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the class of securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

      Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned common units for at least two years, would be entitled to sell those common units under Rule 144 without regard to the current public information requirements, volume limitations, manner of sale provisions, and notice requirements of Rule 144.

      Prior to the end of the subordination period, we may not issue equity securities of the partnership ranking prior or senior to the common units or an aggregate of more than 6,102,514 additional common units or an equivalent amount of securities ranking on a parity with the common units without the approval of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes. We can also issue an unlimited number of common units for the acquisition of any of the interests in the RasGas II vessels or for acquisitions, capital improvements and debt repayments that, in each case, increase cash flow from operations per unit on an estimated pro forma basis and for the redemption of outstanding units if the redemption price equals the net proceeds per unit of the additional units, before expenses, to us. Please read “The Partnership Agreement — Issuance of Additional Securities” for further information.

      The partnership agreement provides that, after the subordination period, we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. The partnership agreement does not restrict our ability to issue equity securities ranking junior to the common units at any time. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “The Partnership Agreement — Issuance of Additional Securities.”

      Under the partnership agreement, our general partner and its affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of the partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, our general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

      We, our subsidiaries, our general partner and its affiliates, including the directors and executive officers of our general partner, Teekay Shipping Corporation and the participants in our directed unit program, have agreed not to sell any common units for a period of 180 days (or 90 days for non-officer or director participants in our directed unit program) from the date of this prospectus, subject to certain exceptions. Please read “Underwriting” for a description of these lock-up provisions.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

      This section is a discussion of the material U.S. federal income tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., counsel to the general partner and us, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. This section is based upon provisions of the U.S. Internal Revenue Code of 1986 (or the Internal Revenue Code) as in effect on the date of this prospectus, existing final, temporary and proposed regulations thereunder (or Treasury Regulations) and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we”, “our” or “us” are references to Teekay LNG Partners L.P. and its direct or indirect wholly owned subsidiaries that have properly elected to be disregarded as entities separate from Teekay LNG Partners L.P. for U.S. federal tax purposes.

      The following discussion does not comment on all U.S. federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and hold their units as capital assets and has only limited application to corporations, estates, trusts, non-U.S. persons or other unitholders subject to specialized tax treatment, such as tax-exempt entities (including IRAs), regulated investment companies (mutual funds) and real estate investment trusts (or REITs). Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the U.S. federal, state, local and non-U.S. tax consequences particular to him of the ownership or disposition of common units.

      All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of the representations made by us to Vinson & Elkins L.L.P. for purposes of their opinion.

      Except as described below under “— Classification as a Partnership,” no ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Vinson & Elkins L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, our tax treatment, or the tax treatment of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

      For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following specific U.S. federal income tax issues: (1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “— Consequences of Unit Ownership — Treatment of Short Sales”); (2) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “— Consequences of Unit Ownership — Section 754 Election”); and (3) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Common Units — Allocations Between Transferors and Transferees”). Vinson & Elkins L.L.P. has not rendered an opinion on any state, local or non-U.S. tax matters.

Classification as a Partnership

      For purposes of U.S. federal income taxes, a partnership is not a taxable entity, and although it may be subject to withholding taxes on behalf of its partners under certain circumstances, a partnership itself incurs no U.S. federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss, deduction and credit of the partnership in computing his

U.S. federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner generally are not taxable unless the amount of cash distributed is in excess of the partner’s adjusted tax basis in his partnership interest.

      Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be treated as corporations for U.S. federal income tax purposes. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships whose “qualifying income” represents 90% or more of their gross income for every taxable year. Qualifying income includes income and gains derived from the transportation and storage of crude oil, natural gas and products thereof, including liquefied natural gas. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of qualifying income, including stock. We estimate that less than           % of our current income is not qualifying income; however, this estimate could change from time to time.

      Vinson & Elkins L.L.P. is of the opinion that, based upon the Internal Revenue Code, Treasury Regulations thereunder, published revenues rulings and court decisions and the representations described below, it is more likely than not we will be classified as a partnership for U.S. federal income tax purposes.

      In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and the general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied are:

•	We have not elected and will not elect to be treated as a corporation, and each of our direct or indirect wholly-owned subsidiaries has properly elected to be disregarded as an entity separate from us, for U.S. federal income tax purposes; and

•	For each taxable year, at least 90% of our gross income is of a type that Vinson & Elkins L.L.P. has opined or will opine is more likely than not “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

      Because of the lack of certainty as to our treatment, we are seeking a ruling from the IRS as to whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. There is meaningful risk that we will not receive a favorable ruling in this regard.

      The discussion that follows is based on the assumption that we will be treated as a partnership for U.S. federal income tax purposes. Please read “— Possible Classification as a Corporation” below for a discussion of the consequences of our failing to be treated as a partnership for such purposes.

Status as a Partner

      The treatment described herein as applicable to unitholders applies only to unitholders treated as partners in us for U.S. federal income tax purposes. Unitholders who have been properly admitted as limited partners of Teekay LNG Partners L.P. will be treated as partners in us for U.S. federal income tax purposes. Also:

•	assignees of common units who have executed and delivered transfer applications, and are awaiting admission as limited partners and

•	unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners in us for U.S. federal income tax purposes.

      Because there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, Vinson & Elkins L.L.P.’s opinion does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

      Under certain circumstances, a beneficial owner of common units whose units have been loaned to another may lose his status as a partner with respect to those units for U.S. federal income tax purposes. Please read “— Consequences of Unit Ownership — Treatment of Short Sales.”

      In general, a person who is not a partner in a partnership for U.S. federal income tax purposes is not required or permitted to report any share of the partnership’s income, gain, deductions or losses for such purposes, and any cash distributions received by such a person from the partnership therefore may be fully taxable as ordinary income. Unitholders not described here are urged to consult their own tax advisors with respect to their status as partners in us for U.S. federal income tax purposes.

Consequences of Unit Ownership

      Flow-through of Taxable Income. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year, without regard to whether we make corresponding cash distributions to him. Our taxable year ends on December 31. Consequently, we may allocate income to a unitholder as of December 31 of a given year, and the unitholder will be required to report such income on his tax return for his tax year that ends on or includes such date, even if he has not received a cash distribution from us as of such date.

      Treatment of Distributions. Distributions by us to a unitholder generally will not be taxable to the unitholder for U.S. federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “— Disposition of Common Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “— Limitations on Deductibility of Losses.”

      A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

      Ratio of Taxable Income to Distributions. We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through December 31, 2007, will be allocated an amount of federal taxable income for that period that will be           % or less of the cash distributed with respect to that period. We anticipate that after the taxable year ending December 31, 2007, the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, gains on foreign currency transactions, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control.

Further, the estimates are based on current U.S. federal income tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could be material and could materially affect the value of the common units.

      Basis of Common Units. A unitholder’s initial U.S. federal income tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

      Limitations on Deductibility of Losses. The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess suspended loss above that gain is no longer utilizable.

      In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

      The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which generally are corporate or partnership activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

      Dual consolidated loss restrictions also may apply to limit the deductibility of losses we incur by a corporate unitholder. Corporate unitholders are urged to consult their own tax advisors regarding the applicability and effect to them of dual consolidated loss restrictions.

A unitholder’s share of our net income may be offset by any suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships

      Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

      The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

      Entity-Level Collections. If we are required or elect under applicable law to pay any U.S. federal, state or local or foreign income or withholding taxes on behalf of any present or former unitholder or the general partner, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement are maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner, in which event the partner would be required to file a claim in order to obtain a credit or refund of tax paid.

      Allocation of Income, Gain, Loss and Deduction. In general, if we have a net profit, our items of income, gain, loss, deduction and credit will be allocated among the general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to the general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, that loss will be allocated first to the general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the general partner.

      Specified items of our income, gain, loss and deduction will be allocated to account for any difference between the tax basis and fair market value of property contributed to us by the general partner and its affiliates, referred to in this discussion as “Contributed Property.” The effect of these allocations to a unitholder purchasing common units in this offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of this offering. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

      An allocation of items of our income, gain, loss, deduction or credit, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, which is credited with the fair market value of Contributed Property, and “tax” capital account, which is credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss, deduction or credit only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

      Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “— Consequences of Unit Ownership — Section 754 Election” and “— Disposition of Common Units — Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss, deduction or credit.

      Treatment of Short Sales. A unitholder whose units are loaned to a “short seller” who sells such units may be considered as having disposed of those units. If so, he would no longer be a partner with respect to those units until the termination of the loan and may recognize gain or loss from the disposition. As a result:

•	any of our income, gain, loss, deduction or credit with respect to the units may not be reportable by the unitholder who loaned them; and

•	any cash distributions received by such unitholder with respect to those units may be fully taxable as ordinary income.

      Vinson & Elkins L.L.P. has not rendered an opinion regarding the treatment of a unitholder whose common units are loaned to a short seller; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to ensure that any applicable brokerage account agreements prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “— Disposition of Common Units — Recognition of Gain or Loss.”

      Alternative Minimum Tax. Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss, deduction or credit for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

      Tax Rates. The highest statutory rate of U.S. federal income tax for individuals is currently 35%, and the highest statutory rate of U.S. federal income tax imposed on net capital gains of an individual is currently 15% if the asset disposed of was held for more than 12 months at the time of disposition.

      Section 754 Election. Under current law, we may, and intend to, make an election under Section 754 of the Internal Revenue Code to adjust a common unit purchaser’s U.S. federal income tax basis in our assets (or inside basis) to reflect the purchaser’s purchase price. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders and does not apply to unitholders who acquire their common units directly from us. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (or common basis) and (2) his Section 743(b) adjustment to that basis.

      In general, a purchaser’s common basis is depreciated or amortized according to the existing method utilized by us, while the Section 743(b) adjustment to that basis is depreciated or amortized in the same manner as property of the same type that has been newly placed in service by us.

      A Section 743(b) adjustment is advantageous if the purchaser’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the adjustment, the purchaser would have, among other items, a greater amount of depreciation and amortization deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 743(b) adjustment is disadvantageous if the purchaser’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the purchase. Thus, the fair market value of the units may be affected either favorably or unfavorably by the Section 743(b) adjustment.

      The calculations involved in the Section 743(b) adjustment are complex and will be made on the basis of assumptions as to the value of our assets and in accordance with the Internal Revenue Code and applicable Treasury Regulations. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek consent from the IRS to revoke our Section 754 election. If such consent is given, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

      Accounting Method and Taxable Year. We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss, deduction and credit for our taxable year ending within or with his taxable year. In addition, a unitholder who disposes of all of his units must include his share of our income, gain, loss, deduction and credit through the date of disposition in income for his taxable year that includes the date of disposition, with the result that a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of more than one year of our income, gain, loss, deduction and credit in income for the year of the disposition. Please read “— Disposition of Common Units — Allocations Between Transferors and Transferees.”

      Initial Tax Basis, Depreciation and Amortization. The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with any difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by the general partner. Please read “— Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction.”

      To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. Property we subsequently acquire or construct may be depreciated using methods permitted by the Internal Revenue Code.

      If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “— Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Common Units — Recognition of Gain or Loss.”

      The costs incurred in selling our units (or syndication expenses) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

      Valuation and Tax Basis of Our Properties. The U.S. federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss, deductions or credits previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

      Recognition of Gain or Loss. In general, gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

      Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost. Except as noted below, gain or loss recognized by a unitholder on the sale or exchange of a unit generally will be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than one year generally will be taxed at a maximum rate of 15%.

      A portion of a unitholder’s amount realized may be allocable to “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. A unitholder will recognize ordinary income or loss to the extent of the difference between the portion of the unitholder’s amount realized allocable to unrealized receivables or inventory items and the unitholder’s share of our basis in such receivables or inventory items. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses generally may only be used to offset capital gains. An exception permits individuals to offset up to $3,000 of net capital losses against ordinary income in any given year.

      The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the regulations.

      Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

      Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

      Allocations Between Transferors and Transferees. In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the first business day of the month in which that gain or loss is recognized. As a result of the foregoing, a unitholder transferring units may be allocated income, gain, loss, deduction and credit realized after the date of transfer.

      The use of this method for allocating income and deductions among unitholders may not be permitted under existing Treasury Regulations. Accordingly, Vinson & Elkins L.L.P. is unable to opine on its validity. If this method were disallowed or applied only to transfers of less than all of the unitholder’s interest, our taxable income or losses may be reallocated among the unitholders. We are authorized to revise our method of allocation to conform to a method permitted under any future Treasury Regulations or administrative guidance.

      A unitholder who owns units at any time during a calendar quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

      Transfer Notification Requirements. A unitholder who sells any of his units, other than through a broker, generally is required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A unitholder who acquires units generally is required to notify us in writing of that acquisition within 30 days after the purchase, unless a broker or nominee will satisfy such requirement. We are required to notify the IRS of any such transfers of units and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may lead to the imposition of substantial penalties.

      Constructive Termination. We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, tax legislation applicable to a newly formed partnership.

Foreign Tax Credit Considerations

      Subject to detailed limitations set forth in the Internal Revenue Code, a unitholder may elect to claim a credit against his liability for U.S. federal income tax for his share of foreign income taxes (and certain foreign taxes imposed in lieu of a tax based upon income) paid by us (see “Taxation of the Partnership”). Income allocated to unitholders will likely constitute foreign source income falling in the residual foreign tax credit category (or general basket) for purposes of the U.S. foreign tax credit limitation. The rules relating to the determination of the foreign tax credit are complex and prospective unitholders are urged to consult their own tax advisors to determine whether or to what extent they would be entitled to such credit. Unitholders who do not elect to claim foreign tax credits may instead claim a deduction for their shares of foreign taxes paid by us.

Tax-Exempt Organizations, Regulated Investment Companies and Non-U.S. Investors

      Investments in units by employee benefit plans, other tax-exempt organizations, regulated investment companies and non-U.S. persons, including nonresident aliens of the United States, non-U.S. corporations and non-U.S. trusts and estates (collectively, non-U.S. unitholders) raise issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

      Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

      A regulated investment company or “mutual fund” is required to derive 90% or more of its gross income from certain qualifying sources including, under current law, interest, dividends, gains from the sale of stocks or securities or foreign currency gains. It is not anticipated that any significant amount of our gross income will be from these sources. Recently enacted legislation treats distributions or other income derived from certain publicly traded partnerships, such as us, as qualifying income to a regulated investment company provided that the regulated investment company invests no more than 25% of the value of its total assets in such publicly traded partnerships and owns no more than 10% of the voting rights associated with any one publicly traded partnership.

      A non-U.S. unitholder may be subject to a 4% U.S. federal income tax on his share of the U.S. source portion of our gross income attributable to transportation that begins or ends (but not both) in the United States, unless either (i) an exemption applies and he files a U.S. federal income tax return to claim that exemption or (ii) that income is effectively connected with the conduct of a trade or business in the United States (or U.S. effectively connected income). For this purpose, transportation income includes income from the use, hiring or leasing of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo. The U.S. source portion of our transportation income is deemed to be 50% of the income attributable to voyages that begin or end in the United States. Generally, no amount of the income from voyages that begin and end outside the United States is treated as U.S. source, and consequently none of our transportation income attributable to such voyages is subject to U.S. federal income tax. Although the entire amount of transportation income from voyages that begin and end in the United States would be fully taxable in the United States, we do not expect to have any transportation income from voyages that begin and end in the United States.

      We may be required to withhold U.S. federal income tax, computed at the highest statutory rate, from cash distributions to non-U.S. unitholders with respect to their shares of our income that is U.S. effectively connected income. Our transportation income generally should not be treated as U.S. effectively connected income unless we have a fixed place of business in the United States involved in the earning of such transportation income and certain other requirements are satisfied. While we do not expect to have a fixed place of business in the United States, there can be no guarantee that this will not change. Under a ruling of the IRS, a portion of any gain recognized on the sale or other disposition of a unit by a non-U.S. unitholder may be treated as U.S. effectively connected income to the extent we have a fixed place of business in the United States and a sale of our assets would have given rise to U.S. effectively connected income. A non-U.S. unitholder would be required to file a U.S. federal income tax return to report his U.S. effectively connected income (including his share of any such income earned by us) and to pay U.S. federal income tax, or claim a credit or refund for tax withheld on such income. Further, unless an exemption applies, a non-U.S. corporation investing in units may be subject to a branch profits tax, at a 30% rate or lower rate prescribed by a treaty, with respect to such U.S. effectively connected income.

      A non-U.S. unitholder may be entitled to an exemption from the 4% U.S. federal income tax or a refund of tax withheld on U.S. effectively connected income that constitutes transportation income if any of the following applies: (1) such non-U.S. unitholder qualifies for an exemption from such tax under an income tax treaty between the United States and the country where such non-U.S. unitholder is resident; (2) in the case of an individual non-U.S. unitholder, he qualifies for the exemption from tax under Section 872(b)(1) of the Internal Revenue Code as a resident of a country that grants an equivalent exemption from tax to residents of the United States; or (3) in the case of a corporate non-U.S. unitholder, it qualifies for the exemption from tax under Section 883 of the Internal Revenue Code (or the Section 883 Exemption) (for the rules relating to qualification for the Section 883 Exemption, please read below under “— Possible Classification as a Corporation — The Section 883 Exemption”).

      Non-U.S. unitholders must apply for and obtain a U.S. taxpayer identification number in order to file U.S. federal income tax returns and must provide that identification number to us for purposes of any U.S. federal income tax information returns we may be required to file. Non-U.S. unitholders are encouraged to consult with their own tax advisors regarding the U.S. federal, state and local tax consequences of an investment in units and any filing requirements related thereto.

Functional Currency

      We are required to determine our functional currency for U.S. federal income tax purposes and report our affairs in this functional currency to our unitholders. In addition, we are required to determine whether any of our operations constitutes a separate qualified business unit (or QBU) for U.S. federal income tax purposes and, if so, whether the functional currency of any such QBU differs from our functional currency. Any transactions conducted other than in a functional currency may give rise to foreign currency exchange gain or loss. Further, a unitholder who owns an interest in us or another QBU that maintains a functional currency other than the U.S. dollar may be required to recognize foreign currency translation income or loss upon the sale of units or upon distributions of money or property by us or such other QBU.

      For purposes of the foreign currency rules described immediately above, a QBU includes a separate trade or business owned by a partnership in the event separate books and records are maintained for such separate trade or business. The functional currency of a QBU is determined based upon the economic environment in which the QBU operates. Thus, a QBU whose revenues and expenses are primarily determined in a currency other than the U.S. dollar will have a non-U.S. dollar functional currency.

      We believe that our functional currency is the U.S. dollar and do not believe that any of our operations may constitute a separate QBU whose functional currency is other than the U.S. dollar for U.S. federal income tax purposes. Nonetheless, we will engage in certain transactions denominated in the Euro, and consequently, we expect to recognize a certain amount of foreign currency exchange gain or loss each year. Such foreign currency exchange gain or loss will be treated as ordinary income or loss and thus will not be eligible for the reduced rate of taxation that may be applicable to capital gains.

      If, contrary to our belief as set forth above, we or any of our activities constitutes a non-U.S. dollar QBU, a unitholder may be required to recognize foreign currency translation income or loss upon the sale of units or upon distributions of money or property by us or by such QBU to us. Under proposed regulations (or the Section 987 Proposed Regulations), this translation income or loss will reflect the appreciation or depreciation in the QBU’s functional currency relative to the U.S. dollar between the time the unitholder purchased his units and the time he receives distributions or sells his units.

      The Section 987 Proposed Regulations are not currently effective and are proposed to be effective only after the expiration of 30 days after promulgation by the Treasury Department as final regulations. The Treasury Department has recently indicated that it intends to review and possibly replace the Section 987 Proposed Regulations, and thus currently there is significant uncertainty regarding the manner of computation of foreign currency translation income or loss with respect to a QBU that maintains a non-U.S. dollar functional currency. Please consult your own tax advisor for specific advice regarding the application of the rules for recognizing foreign currency translation income or loss under your own circumstances.

Administrative Matters

      Information Returns and Audit Procedures. We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific U.S. federal income tax information, including a document in the form of IRS Form 1065, Schedule K-1, which sets forth his share of our income, gain, loss, deductions and credits as computed for U.S. federal income tax purposes for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine his share of such income, gain, loss, deduction and credit. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

      We will be obligated to file U.S. federal income tax information returns with the IRS for any year in which we earn any U.S. source income or U.S. effectively connected income. In the event we were obligated to file a U.S. federal income tax information return but failed to do so, unitholders would not be entitled to claim any deductions, losses or credits for U.S. federal income tax purposes relating to us. Consequently, we may file U.S. federal income tax information returns for any given year. The IRS may audit any such information returns that we file. Adjustments resulting from an IRS audit of our return may require each unitholder to adjust a prior year’s tax liability, and may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns. Any IRS audit relating to our items of income, gain, loss, deduction or credit for years in which we are not required to file and do not file a U.S. federal income tax information return would be conducted at the partner-level, and each unitholder may be subject to separate audit proceedings relating to such items.

      For years in which we file or are required to file U.S. federal income tax information returns, we will be treated as a separate entity for purposes of any U.S. federal income tax audits, as well as for purposes of judicial review of administrative adjustments by the IRS and tax settlement proceedings. For such years, the tax treatment of partnership items of income, gain, loss, deduction and credit will be determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement names Teekay GP L.L.C. as our Tax Matters Partner.

      The Tax Matters Partner will make some U.S. federal tax elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items reported in the information returns we file. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS with respect to these items unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

      A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on an information return that we file. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

      Special Reporting Requirements for Owners of Non-U.S. Partnerships. A U.S. person who either contributes more than $100,000 to us (when added to the value of any other property contributed to us by such person or a related person during the previous 12 months), or following a contribution owns, directly, indirectly or by attribution from certain related persons, at least a 10% interest in us, is required to file IRS Form 8865 with his U.S. federal income tax return for the year of the contribution to report the contribution and provide certain details about himself and certain related persons, us and any persons that own a 10% or greater direct interest in us. We will provide each unitholder with the necessary information about us and those persons who own a 10% or greater direct interest in us along with the Schedule K-1 information described previously.

      In addition to the foregoing, a U.S. person who directly owns at least a 10% interest in us may be required to make additional disclosures on IRS Form 8865 in the event such person acquires, disposes or has his interest in us substantially increased or reduced. Further, a U.S. person who directly, indirectly or by attribution from certain related persons, owns at least a 10% interest in us may be required to make additional disclosures on IRS Form 8865 in the event such person, when considered together with any other U.S. persons who own at least a 10% interest in us, owns a greater than 50% interest in us. For these purposes, an “interest” in us generally is defined to include an interest in our capital or profits or an interest in our deductions or losses.

      Significant penalties may apply for failing to satisfy IRS Form 8865 filing requirements and thus unitholders are advised to contact their tax advisors to determine the application of these filing requirements under their own circumstances.

      Accuracy-related Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of U.S. federal income tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations and substantial understatements of income tax, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

      A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1) for which there is, or was, “substantial authority”; or

(2) as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

      More stringent rules, including additional penalties and extended statutes of limitations, may apply as a result of our participation in “listed transactions” or “reportable transactions with a significant tax avoidance purpose.” While we do not anticipate participating in such transactions, if any item of income, gain, loss, deduction or credit included in the distributive shares of unitholders for a given year might result in an “understatement” of income relating to such a transaction, we will disclose the pertinent facts on a U.S. federal income tax information return for such year. In such event, we also will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for penalties.

Possible Classification as a Corporation

      If we fail to meet the Qualifying Income Exception described previously with respect to our classification as a partnership for U.S. federal income tax purposes, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as a non-U.S. corporation for U.S. federal income tax purposes. If previously treated as a partnership, our change in status would be deemed to have been effectuated by our transfer of all of our assets, subject to liabilities, to a newly formed non-U.S. corporation, in return for stock in that corporation, and then our distribution of that stock to our unitholders and other owners in liquidation of their interests in us. Unitholders that are U.S. persons would be required to file IRS Form 926 to report these deemed transfers and any other transfers they made to us while we were treated as a corporation and may be required to recognize income or gain for U.S. federal income tax purposes to the extent of certain prior deductions or losses and other items. Substantial penalties may apply for failure to satisfy these reporting requirements, unless the person otherwise required to report shows such failure was due to reasonable cause and not willful neglect.

      If we were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss, deduction and credit would not pass through to unitholders. Instead, we would be subject to U.S. federal income tax based on the rules applicable to foreign corporations, not partnerships, and such items would be treated as our own. Any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Section 743(b) adjustments to the basis of our assets would no longer be available to purchasers in the marketplace. Please read “— Consequences of Unit Ownership — Section 754 Election.” Also, as a result of our treatment as a corporation and as discussed in detail below, we may be subject to U.S. federal income tax on certain U.S. source income and U.S. effectively connected income, and depending upon the nature and extent of our activities at the time we are treated as a corporation, we may be considered to be a passive foreign investment company (or PFIC), in which case special rules would apply to unitholders. Furthermore, if we are treated as a corporation, unitholders will not be entitled to claim any credit against their U.S. federal income tax liability for non-U.S. taxes incurred by us. Finally, in the event we were treated as a corporation at a time when we are owned predominantly by U.S. persons, each of whom individually owns a significant proportion of the units, we may be treated as a controlled foreign corporation, and such U.S. persons may be subject to special taxation rules described below.

Taxation of Operating Income

      In the event we were treated as a corporation, our operating income may be subject to U.S. federal income taxation under one of two alternative tax regimes (the 4% gross basis tax or the net basis tax, as described below).

The 4% Gross Basis Tax

      We may be subject to a 4% U.S. federal income tax on the U.S. source portion of our gross income (without benefit of deductions) attributable to transportation that begins or ends (but not both) in the United States, unless the Section 883 Exemption applies (as more fully described below under “— The Section 883 Exemption”) and we file a U.S. federal income tax return to claim that exemption. For this purpose, gross income attributable to transportation (or transportation income) includes income from the use, hiring or leasing of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes time charter or bareboat charter income. The U.S. source portion of our transportation income is deemed to be 50% of the income attributable to voyages that begin or end (but not both) in the United States. Generally, no amount of the income from voyages that begin and end outside the United States is treated as U.S. source, and consequently none of the transportation income attributable to such voyages is subject to U.S. federal income tax. Although the entire amount of transportation income from voyages that begin and end in the United States would be fully taxable in the United States, we do not expect to have any transportation income from voyages that begin and end in the United States.

Net Basis Tax and Branch Tax Regime

      We currently do not expect to have a fixed place of business in the United States. Nonetheless, if this were to change or we otherwise were treated as having such a fixed place of business involved in earning U.S. source transportation income, such transportation income may be treated as effectively connected with the conduct of a trade or business in the United States. Any income that we earn that is treated as U.S. effectively connected income would be subject to U.S. federal corporate income tax (the highest statutory rate is currently 35%), unless the Section 883 Exemption (as discussed below) applied. The 4% U.S. federal income tax described above is inapplicable to U.S. effectively connected income, however.

      Unless the Section 883 Exemption applied, a 30% branch profits tax imposed under Section 884 of the Internal Revenue Code also would apply to our earnings that result from U.S. effectively connected income, and a branch interest tax could be imposed on certain interest paid or deemed paid by us. Furthermore, on the sale of a vessel that has produced U.S. effectively connected income, we could be subject to the net basis corporate income tax and to the 30% branch profits tax with respect to our gain not in excess of certain prior deductions for depreciation that reduced U.S. effectively connected income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on sale of a vessel because it is expected that any sale of a vessel will be structured so that it is considered to occur outside of the United States and so that it is not attributable to an office or other fixed place of business in the United States.

The Section 883 Exemption

      In general, if a non-U.S. corporation satisfies the requirements of Section 883 of the Internal Revenue Code and the Treasury Regulations thereunder (or the Final Section 883 Regulations), it will not be subject to the 4% gross basis tax or the net basis tax described above on its U.S. source transportation income attributable to voyages that begin or end (but not both) in the United States (or U.S. Source International Shipping Income).

      A non-U.S. corporation will qualify for the Section 883 Exemption if, among other things, it is organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States (or an Equivalent Exemption), it meets one of three ownership tests described below: (1) the more than 50% ownership test (or the Ownership Test); (2) the “Publicly Traded Test”; or (3) the controlled foreign corporation test (the CFC Test) — and certain substantiation, reporting and other requirements are met.

      In order to satisfy the Ownership Test, a non-U.S. corporation must be able to substantiate that more than 50% of the value of its stock is owned, directly or indirectly applying attribution rules, by “qualified shareholders,” and the non-U.S. corporation must comply with certain substantiation and reporting requirements. For this purpose, qualified shareholders are individuals who are residents (as defined for U.S. federal income tax purposes) of countries that grant an Equivalent Exemption, non-U.S. corporations that meet the Publicly Traded Test of the Final Section 883 Regulations and are organized in countries that grant an Equivalent Exemption, or certain foreign governments, non profit organizations and certain beneficiaries of foreign pension funds. Unitholders who are citizens or residents of the United States or are domestic corporations are not qualified shareholders.

      In addition, a corporation claiming the Section 883 Exemption based on the Ownership Test must obtain statements from the holders relied upon to satisfy the Ownership Test, signed under penalty of perjury, including the owner’s name, permanent address and country where the individual is fully liable to tax, if any, a description of the owner’s ownership interest in the non-U.S. corporation, including information regarding ownership in any intermediate entities, and certain other information. In addition, we would be required to file a U.S. federal income tax return and list on our U.S. federal income tax return the name and address of each unitholder holding 5% or more of the value of our units who is relied upon to meet the Ownership Test.

      The Publicly Traded Test requires that one or more classes of equity representing more than 50% of the voting power and value in a non-U.S. corporation be “primarily and regularly traded” on an established securities market either in the U.S. or in a foreign country that grants an Equivalent Exemption. For this purpose, if one or more 5% shareholders (i.e., a shareholder holding, actually or constructively, at least 5% of the vote and value of a class of equity) own in the aggregate 50% or more of the vote and value of a class of equity, such class of equity will not be treated as primarily and regularly traded on an established securities market.

      The CFC Test requires that the non-U.S. corporation be treated as a controlled foreign corporation for U.S. federal income tax purposes and an income inclusion test is met (for the definition of “controlled foreign corporation” please read the discussion below under “— Consequences of Possible Controlled Foreign Corporation Classification”).

      We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption. Consequently, in the event we were treated as a corporation for U.S. federal income tax purposes, our U.S. Source International Shipping Income (including for this purpose, any such income earned by our subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes), would be exempt from U.S. federal income taxation provided we meet the Ownership Test or we satisfy either the CFC Test or the Publicly Traded Test. We do not believe that we will meet the CFC Test, as we do not expect to be a CFC (please read below under “— Consequences of Possible Controlled Foreign Corporation Classification”), and while not completely clear, we may not meet the Publicly Traded Test due to Teekay Shipping Corporation’s substantial indirect ownership of us. Nonetheless, as of the date of this prospectus, we believe that we should satisfy the Ownership Test based upon the ownership immediately after the offering of more than 50% of the value of us by Teekay Shipping Corporation.

      Based on information provided by Teekay Shipping Corporation, Teekay Shipping Corporation is organized in the Republic of the Marshall Islands and meets the Publicly Traded Test under current law and under the Final Section 883 Regulations. As long as Teekay Shipping Corporation owns more than 50% of the value of our units and satisfies the Publicly Traded Test, we will satisfy the Ownership Test and will qualify for the Section 883 Exemption, provided that Teekay Shipping Corporation provides properly completed ownership statements to us as required under the Final Section 883 Regulations and we satisfy certain substantiation and documentation requirements. As of the date hereof, Teekay Shipping Corporation would be willing to provide us with such ownership statements as long as it is a qualifying shareholder. There is no assurance that Teekay Shipping Corporation will continue to satisfy the requirements for being a qualified shareholder of us (i.e. that it will meet the Publicly Traded Test or that it will by itself own more than 50% of the value of our units). At some time in the future, it may become necessary for us to look to our other non-U.S. unitholders to determine whether more than 50% of our units, by value, are owned by non-U.S. unitholders who are qualifying shareholders and certain non-U.S. unitholders may be asked to provide ownership statements, signed under penalty of perjury, with respect to their investment in our units in order for us to qualify for the Section 883 Exemption. If we cannot obtain such statements from unitholders holding, in the aggregate, more than 50% of the value of our units, under the Final Section 883 Regulations, we would not be eligible to claim the Section 883 Exemption, and, therefore, we would be required to pay a 4% tax on the gross amount of our U.S. Source International Shipping Income, thereby reducing the amount of cash available for distribution to unitholders.

      The determination of whether we will satisfy the Ownership Test at any given time depends upon a multitude of factors, including Teekay Shipping Corporation’s ownership of us, whether Teekay Shipping

Corporation’s stock is publicly traded, the concentration of ownership of Teekay Shipping Corporation’s own stock and the satisfaction of various substantiation and documentation requirements. There can be no assurance that we will satisfy these requirements at any given time and thus that our U.S. Source International Shipping Income would be exempt from U.S. federal income taxation by reason of Section 883 in any of our taxable years if we were treated as a corporation.

Consequences of Possible PFIC Classification

      A non-United States entity treated as a corporation for United States federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either (1) at least 75% of its gross income is “passive” income (or the income test) or (2) at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (or the assets test).

      Based upon our current assets and operations, we do not believe that we would be considered to be a PFIC even if we were treated as a corporation. There are, however, legal uncertainties involved and, in addition, there is no assurance that the nature of our assets, income and operations will remain the same in the future. Therefore, no assurance can be given that we are not now, and would not be in the future, a PFIC in the event we were treated as a corporation for U.S. federal income tax purposes.

      If we were classified as a PFIC, for any year during which a unitholder owns units, he generally will be subject to special rules (regardless of whether we continue thereafter to be a PFIC) with respect to (1) any “excess distribution” (generally, any distribution received by a unitholder in a taxable year that is greater than 125% of the average annual distributions received by the unitholder in the three preceding taxable years or, if shorter, the unitholder’s holding period for the units) and (2) any gain realized upon the sale or other disposition of units. Under these rules:

•	the excess distribution or gain will be allocated ratably over the unitholder’s holding period;

•	the amount allocated to the current taxable year and any year prior to the first year in which we were a PFIC will be taxed as ordinary income in the current year;

•	the amount allocated to each of the other taxable years in the unitholder’s holding period will be subject to U.S. federal income tax at the highest rate in effect for the applicable class of taxpayer for that year; and

•	an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year.

      Certain elections, such as a qualified electing fund (or QEF) election or mark to market election, may be available to a unitholder if we were classified as a PFIC. If we determine that we are or will be a PFIC, we will provide unitholders with information concerning the potential availability of such elections.

      Under current law, dividends received by individual citizens or residents of the United States from domestic corporations and qualified foreign corporations generally are treated as net capital gains and subject to U.S. federal income tax at reduced rates (generally 15%). However, if we were classified as a PFIC for our taxable year in which we pay a dividend, we would not be considered a qualified foreign corporation, and individuals receiving such dividends would not be eligible for the reduced rate of U.S. federal income tax.

Consequences of Possible Controlled Foreign Corporation Classification

      If more than 50% of either the total combined voting power of our outstanding units entitled to vote or the total value of all of our outstanding units were owned, actually or constructively, by citizens or residents of the United States, U.S. partnerships or corporations, or U.S. estates or trusts (as defined for U.S. federal income tax purposes), each of which owned, actually or constructively, 10% or more of the total combined voting power of our outstanding units entitled to vote (each, a U.S. Shareholder), we could be treated as a controlled foreign corporation (or CFC) at any such time as we are properly classified as a corporation for U.S. federal income tax purposes. U.S. Shareholders of a CFC are treated as receiving current distributions of their shares of certain income of the CFC (not including, under current law, certain undistributed earnings attributable to shipping income) without regard to any actual distributions and are subject to other burdensome U.S. federal income tax and administrative requirements but generally are not also subject to the requirements generally applicable to owners of a PFIC. Although we do not believe we will be a CFC following the Offering, U.S. persons purchasing a substantial interest in us should consider the potential implications of being treated as a U.S. Shareholder in the event we were a CFC in the future.

NON-UNITED STATES TAX CONSEQUENCES

Marshall Islands Tax Consequences

      The following discussion is based upon the opinion of Watson, Farley & Williams, our counsel as to matters of the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

      Because we and our subsidiaries do not, and we do not expect that we and our subsidiaries will, conduct business or operations in the Republic of the Marshall Islands, and because all documentation related to this offering will be executed outside of the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon a return of capital, we make to you as a unitholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common units, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to the common units.

      It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and non-U.S., as well as U.S. federal tax returns, that may be required of him.

Canadian Federal Income Tax Consequences

      The following discussion is a summary of the material Canadian federal income tax consequences under the Income Tax Act (Canada) (the Canada Tax Act), as of the date of this prospectus, that we believe are relevant to holders of common units acquired in this offering who are, at all relevant times, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (the Canada-U.S. Treaty) resident in the United States and who deal at arm’s length with us and Teekay Shipping Corporation (U.S. Resident Holders).

      Under the Canada Tax Act, no taxes on income (including taxable capital gains) are payable by U.S. Resident Holders in respect of the acquisition, holding, disposition or redemption of the common units, provided that we do not carry on business in Canada and such U.S. Resident Holders do not, for the purposes of the Canada-U.S. Treaty, otherwise have a permanent establishment or fixed base in Canada to which such common units pertain and, in addition, do not use or hold and are not deemed or considered to use or hold such common units in the course of carrying on a business in Canada and, in the case of any U.S. Resident Holders that carry on an insurance business in Canada and elsewhere, such U.S. Resident Holders establish that the common units are not effectively connected with their insurance business carried on in Canada.

      In this connection, we believe that our activities and affairs can be conducted in a manner that we will not be carrying on business in Canada and that U.S. Resident Holders should not be considered to be carrying on business in Canada for purposes of the Canada Tax Act solely by reason of the acquisition, holding, disposition or redemption of their common units. We intend that this is and continues to be the case, notwithstanding that certain services will be provided to Teekay LNG Partners L.P., indirectly through arrangements with Teekay Shipping Limited (a subsidiary of Teekay Shipping Corporation that is resident and based in the Bahamas), by Canadian service providers, as discussed below.

      Under the Canada Tax Act, a resident of Canada (which may include a foreign corporation the central management and control of which is in Canada) is subject to Canadian tax on its world-wide income, subject to any relief that may be provided by any relevant tax treaty. A non-resident corporation or individual that carries on a business in Canada directly or through a partnership is, subject to any relevant tax treaty, subject to tax in Canada on income attributable to its business (or that of the partnership’s, as the case may be) carried on in Canada. The Canada Tax Act contains special rules that provide assurance to qualifying international shipping corporations that they will not be considered resident in Canada even if they are, in whole or in part, managed from Canada. Further, the Canada Tax Act and many of the tax treaties to which Canada is a party also contain special exemptions for profits derived from international shipping operations.

      We will enter into an agreement with Teekay Shipping Limited for the provision of administrative services, and certain of our operating subsidiaries will enter into agreements with:

•	Teekay Shipping Limited for the provision of advisory, technical, ship management and administrative services; and

•	Teekay LNG Projects Ltd., a Canadian subsidiary of Teekay Shipping Corporation, for the provision of strategic advisory and consulting services.

      Please read “Certain Relationships and Related Party Transactions — Advisory and Administrative Services Agreements.”

      Certain of the services that Teekay Shipping Limited will provide to us and our operating subsidiaries under the services agreements will be obtained by Teekay Shipping Limited through subcontracts with a Canadian subsidiary of Teekay Shipping Corporation. The special rules in the Canada Tax Act and various relevant tax treaties relating to qualifying international shipping corporations and income from international shipping operations may provide relief to our operating subsidiaries to the extent that the services provided to them by Canadian entities would otherwise result in such operating subsidiaries being considered to be resident in Canada or to be taxable in Canada on income from such operations by virtue of carrying on business in Canada. However, such rules would not apply to us, as a holding limited partnership, or to our general partner or unitholders. While we do not believe it to be the case, if the arrangements we propose to enter into result in our being considered to carry on business in Canada for purposes of the Canada Tax Act, our unitholders would be considered to be carrying on business in Canada and would be required to file Canadian tax returns and, subject to any relief provided in any relevant treaty (including, in the case of U.S. Resident Holders, the Canada-U.S. treaty), would be subject to taxation in Canada on any income that is considered to be attributable to the business carried on by us in Canada.

      We believe that we can conduct our activities and affairs in a manner so that our unitholders should not be considered to be carrying on business in Canada solely as a consequence of the acquisition, holding, disposition or redemption of our common units. Consequently, we believe our unitholders should not be subject to tax filing or other tax obligations in Canada under the Canada Tax Act. However, although we do not intend to do so, there can be no assurance that the manner in which we carry on our activities will not change from time to time as circumstances dictate or warrant in a manner that may cause our unitholders to be carrying on business in Canada for purposes of the Canada Tax Act. Further, the relevant Canadian federal income tax law may change by legislation or judicial interpretation and the Canadian taxing authorities may take a different view than we have of the current law.

      It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, including Canada, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and non-U.S., as well as U.S. federal tax returns, that may be required of him.

INVESTMENT IN TEEKAY LNG PARTNERS L.P. BY EMPLOYEE BENEFIT PLANS

      An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of the Employee Retirement Income Security Act of 1974 (or ERISA), and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes, the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•	whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(l)(C) of ERISA; and

•	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return.

      The person with investment discretion with respect to the assets of an employee benefit plan is a fiduciary under applicable law and should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

      Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the plan.

      In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner also would be a fiduciary of the plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

      The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

•	the equity interests acquired by employee benefit plans are publicly offered securities; i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under specified provisions of the federal securities laws;

•	the entity is an “operating company,” — i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority owned subsidiary or subsidiaries; or

•	there is no significant investment by benefit plan investors, which means that less than 25% of the value of each class of equity interest, disregarding some interests held by our general partner, its affiliates and any other persons who have the ability to control our assets or who provide investment advice with respect to such assets, is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA, including governmental plans.

      Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in the first bullet point above.

      Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

UNDERWRITING

      Citigroup Global Markets Inc. is acting as sole book-running manager of this offering and as the representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase from us, and we have agreed to sell to that underwriter, the number of common units set forth opposite the underwriter’s name.

Number of
Underwriter	Common Units

Citigroup Global Markets Inc.
UBS Securities LLC
A.G. Edwards & Sons, Inc.
Wachovia Capital Markets, LLC
Raymond James & Associates, Inc.
Jefferies & Company, Inc.
Deutsche Bank Securities Inc.

Total	5,500,000

      The business address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, New York 10013.

      The underwriting agreement provides that the obligations of the underwriters to purchase the common units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the common units (other than those covered by the over-allotment option described below) if they purchase any of the common units.

      The underwriters propose to offer some of the common units directly to the public at the public offering price set forth on the cover page of this prospectus and some of the common units to dealers at the public offering price less a concession not to exceed $           per common unit. The underwriters may allow, and dealers may reallow, a concession not to exceed $           per common unit on sales to other dealers. If all of the common units are not sold at the initial offering price, the representative may change the public offering price and the other selling terms. The representative has advised us that it does not intend sales to discretionary accounts to exceed 5% of the total number of our common units offered by them.

      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 825,000 additional common units at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering any over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional common units approximately proportionate to that underwriter’s initial purchase commitment.

      We, the officers and directors of our general partner, and Teekay Shipping Corporation have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of the representative, dispose of or hedge any common units or any securities convertible into or exchangeable for our common units. The representative in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. The representative has no present intent or arrangement to release any of the securities subject to these lock-up agreements. The release of any lock-up is considered on a case by case basis. Factors in deciding whether to release common units may include the length of time before the lock-up expires, the number of units involved, the reason for the requested release, market conditions, the trading price of our common units, historical trading volumes of our common units and whether the person seeking the release is an officer, director or affiliate of us.

      At our request, the underwriters have reserved 550,000 of the common units for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us, through a directed unit program. The number of common units available for sale to the general public will be reduced by the number of directed units purchased by participants in the program. The common units reserved for sale under the directed unit program will be subject to 90 day lock-up agreements (or 180 days if they are sold to officers and directors of our general partner). Any directed units not purchased will be offered by the underwriters to the general public on the same basis as all other common units offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed units.

      Prior to this offering, there has been no public market for our common units. Consequently, the initial public offering price for the common units will be determined by negotiations between our general partner and the representative. Among the factors considered in determining the initial public offering price will be our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to us. We cannot assure you, however, that the prices at which the units will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common units will develop and continue after this offering.

      We intend to apply to have our common units listed on the New York Stock Exchange under the symbol “TGP.”

      The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units.

Paid by Teekay LNG
Partners L.P.

	No Exercise	Full Exercise

Per common unit	$	$
Total	$	$

      We will pay advisory fees equal to an aggregate of 0.375% of the gross proceeds of this offering (including any exercise of the underwriters’ over-allotment option) to Citigroup Global Markets Inc. for evaluation, analysis and structuring of our partnership.

      In connection with this offering, the representative, on behalf of the underwriters, may purchase and sell common units in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common units in excess of the number of units to be purchased by the underwriters in this offering, which creates a syndicate short position. “Covered” short sales are sales of units made in an amount up to the number of units represented by the underwriters’ over-allotment option. In determining the source of units to close out the covered syndicate short position, the underwriters will consider, among other things, the price of units available for purchase in the open market as compared to the price at which they may purchase units through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common units in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of units in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing units of common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the units in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of bids for or purchases of units in the open market while this offering is in progress.

      The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representative repurchases units originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

      Any of these activities may have the effect of preventing or retarding a decline in the market price of the common units. They may also cause the price of the common units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions they may discontinue them at any time.

      The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

      The underwriters have advised us that they do not intend to place a prospectus on the internet or otherwise engage in an electronic distribution in connection with this offering, other than as described below. It is possible that a prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representative may agree to allocate a number of units to underwriters for sale to their online brokerage account holders. The representative will allocate units to underwriters that may make Internet distributions on the same basis as other allocations. In addition, units may be sold by the underwriters to securities dealers who resell units to online brokerage account holders. Any online distributions will be made in accordance with procedures for online distributions previously cleared with the SEC. The representative has also advised us that it has contracted with Net Roadshow, Inc. to conduct an internet roadshow in order to provide access to the roadshow to institutional customers who cannot, or elect not to, attend roadshow meetings in person.

      Because the National Association of Securities Dealers, Inc. views the common units offered by this prospectus as interests in a direct participation program, this offering is being made in compliance with Rule 2810 of the NASD’s Conduct Rules.

      We, our general partner and Teekay Shipping Corporation have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

ENFORCEMENT OF CIVIL LIABILITIES

      We are organized under the laws of the Marshall Islands as a limited partnership. The Marshall Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent.

      Most of our directors and executive officers and those of our subsidiaries are residents of countries other than the United States. Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, our subsidiaries or our directors and officers or to realize against them judgments obtained in United States courts, including judgments predicated upon the civil liability provision of the securities laws of the United States or any state in the United States. However, we have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the United States or any state in the United States, and we have appointed Watson, Farley & Williams to accept service of process on our behalf in any such action.

      Watson, Farley & Williams, our counsel as to Marshall Islands law, has advised us that there is uncertainty as to whether the courts of the Marshall Islands would (1) recognize or enforce against us or our directors or officers judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; or (2) impose liabilities against us, in original actions brought in the Marshall Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

LEGAL MATTERS

      The validity of the common units and certain other legal matters with respect to the laws of the Republic of the Marshall Islands will be passed upon for us by our counsel as to Marshall Islands law, Watson, Farley & Williams, New York, New York. Certain other legal matters will be passed upon for us by Vinson & Elkins L.L.P., New York, New York, and by Perkins Coie LLP, Portland, Oregon. Vinson & Elkins L.L.P. and Perkins Coie LLP may rely on the opinions of Watson, Farley & Williams, New York, New York, for all matters of Marshall Islands law. Certain matters with respect to this offering will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.

EXPERTS

      The financial statements of Teekay Shipping Spain S.L. as at and for the years ended December 31, 2002 and 2003, and the balance sheets for Teekay GP L.L.C. and Teekay LNG Partners L.P. as at November 9, 2004, included in this prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in auditing and accounting. You may contact Ernst & Young LLP at address 700 West Georgia Street, Vancouver, British Columbia, V7Y 1C7, Canada.

EXPENSES RELATED TO THIS OFFERING

      The following table sets forth the main costs and expenses, other than the underwriting discounts and commissions, in connection with this offering, which we will be required to pay.

U.S. Securities and Exchange Commission registration fee	$16,829
National Association of Securities Dealers, Inc. filing fee	13,783
New York Stock Exchange listing fee	150,000
Legal fees and expenses	2,400,000
Accounting fees and expenses	250,000
Printing and engraving costs	150,000
Transfer agent fees and other	19,388

Total	$3,000,000

      All amounts are estimated except the U.S. Securities and Exchange Commission registration fee, National Association of Securities Dealers Inc. filing fee and the New York Stock Exchange listing fee.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form F-1 regarding the common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered in this prospectus, you may wish to review the full registration statement, including its exhibits. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates or from the SEC’s web site on the Internet at http://www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. Our registration statement can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

      Upon completion of the offering, we will be subject to the information requirements of the Securities Exchange Act of 1934, and, in accordance therewith, we will file with the SEC annual reports on Form 20-F within six months of our fiscal year-end, and provide to the SEC other material information on Form 6-K. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website on the Internet is located at http://www.TeekayLNG.com, and we expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

      As a foreign private issuer, we are exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal unitholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we intend to furnish or make available to our unitholders annual reports containing our audited financial statements prepared in accordance with U.S. GAAP. Our annual report will contain a detailed statement of any transactions with our general partner or its affiliates, and of fees, commissions, compensation and other benefits paid or accrued to our general partner or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

We also intend to furnish or make available to our unitholders quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year.

INDUSTRY AND MARKET DATA

      Clarkson Research Studies (or CRS), the research division of H. Clarkson & Co. Ltd., has provided us statistical and graphical information contained in this prospectus and relating to the LNG shipping and the oil tanker industries. We do not have any knowledge that the information provided by CRS is inaccurate in any material respect. CRS has advised us that this information is drawn from its database and other sources and that: (a) some information in CRS’s database is derived from estimates or subjective judgments; (b) the information in the databases of other maritime data collection agencies may differ from the information in CRS’s database; (c) while CRS has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures, and may accordingly contain errors; (d) CRS, its agents, officers and employees cannot accept liability for any loss suffered in consequence of reliance on such information or in any other manner; and (e) the provision of such information does not obviate any need to make appropriate inquiries.

FORWARD-LOOKING STATEMENTS

      Statements included in this prospectus which are not historical facts (including our financial forecast and any other statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate as described in this prospectus. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “will,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology.

      Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•	forecasts of our ability to make cash distributions on the units;

•	our future financial condition or results of operations and our future revenues and expenses;

•	future liquefied natural gas and crude oil prices and production;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	future supply of, and demand for, liquefied natural gas and crude oil;

•	increases in domestic oil and natural gas consumption;

•	forecasts of likely future LNG exporters and importers and of the accompanying expansion in the LNG global trade routes;

•	forecasts of global LNG liquefaction and regasification capacity;

•	our ability to maintain long-term relationships with major LNG importers and exporters, and major crude oil companies;

•	our ability to leverage to our advantage Teekay Shipping Corporation’s relationships and reputation in the shipping industry;

•	our continued ability to enter into long-term, fixed-rate time charters with our LNG customers;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	expected purchases and deliveries of newbuilding vessels;

•	expected financial flexibility to pursue acquisitions and other expansion opportunities;

•	our ability to compete successfully for future chartering and newbuilding opportunities;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards applicable to our business;

•	our anticipated incremental general and administrative expenses as a public company and our expenses under service agreements with other affiliates of Teekay Shipping Corporation and for reimbursements of fees and costs of our general partner;

•	the anticipated taxation of our partnership and distributions to our unitholders;

•	estimated future maintenance capital expenditures;

•	expected demand in the LNG and crude oil shipping sectors in general and the demand for our vessels in particular;

•	customers’ increasing emphasis on environmental and safety concerns;

•	continued outsourcing of non-core functions, such as seaborne transportation, by companies in the oil and energy industry; and

•	our business strategy and other plans and objectives for future operations.

      These and other forward-looking statements are subject to the risks, uncertainties and assumptions, including those risks discussed in “Risk Factors” and those risks discussed in other reports we file with the SEC. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.

      Forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks discussed in “Risk Factors.” We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

      We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

INDEX TO FINANCIAL STATEMENTS

Financial Statements

ORGANIZATIONAL STRUCTURE	F-2
TEEKAY LNG PARTNERS L.P.
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS	F-3
Introduction	F-4
Unaudited Pro Forma Consolidated Statement of Loss for the year ended December 31, 2003	F-5
Unaudited Pro Forma Consolidated Statement of Income (Loss) for the six months ended June 30, 2004	F-6
Unaudited Pro Forma Consolidated Balance Sheet as at June 30, 2004	F-7
Notes to Unaudited Pro Forma Consolidated Financial Statements	F-8

TEEKAY SHIPPING SPAIN S.L.
CONSOLIDATED AUDITED FINANCIAL STATEMENTS	F-12
Report of Independent Registered Public Accounting Firm	F-13
Consolidated Statements of Loss for the years ended December 31, 2002 and 2003	F-14
Consolidated Balance Sheets as at December 31, 2002 and 2003	F-15
Consolidated Statements of Cash Flows for the years ended December 31, 2002 and 2003	F-16
Consolidated Statements of Changes in Stockholders’ Deficit for the years ended December 31, 2002 and 2003	F-17
Notes to Consolidated Audited Financial Statements	F-18

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	F-27
Unaudited Consolidated Statements of Income (Loss) for the six, four and two months ended June 30, 2003, April 30, 2004 and June 30, 2004, respectively	F-28
Unaudited Consolidated Balance Sheet as at June 30, 2004	F-29
Unaudited Consolidated Statements of Cash Flows for the six, four and two months ended June 30, 2003, April 30, 2004 and June 30, 2004, respectively	F-30
Notes to Unaudited Consolidated Interim Financial Statements	F-31

TEEKAY LUXEMBOURG S.A.R.L.
UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	F-39
Unaudited Consolidated Statement of Loss for the three months ended June 30, 2004	F-40
Unaudited Consolidated Balance Sheet as at June 30, 2004	F-41
Unaudited Consolidated Statement of Cash Flows for the three months ended June 30, 2004	F-42
Notes to Unaudited Consolidated Interim Financial Statements	F-43

TEEKAY LNG PARTNERS L.P.
Report of Independent Registered Public Accounting Firm	F-52
Balance Sheet as at November 9, 2004	F-53
Notes to Balance Sheet	F-54

TEEKAY GP L.L.C.
Report of Independent Registered Public Accounting Firm	F-56
Balance Sheet as at November 9, 2004	F-57
Notes to Balance Sheet	F-58

ORGANIZATIONAL STRUCTURE

      To facilitate an understanding of the organizational relationships among the various entities for which financial statements are included in this prospectus, the following diagram depicts our organizational structure after giving effect to the closing of this offering and related transactions. Financial statements are not included in this prospectus for all of the following entities.

UNAUDITED PRO FORMA

CONSOLIDATED
FINANCIAL STATEMENTS
OF
TEEKAY LNG PARTNERS L.P.

INTRODUCTION TO UNAUDITED PRO FORMA

CONSOLIDATED FINANCIAL STATEMENTS

TEEKAY LNG PARTNERS L.P.

      Teekay LNG Partners L.P. (or the Partnership) is a Marshall Islands limited partnership recently formed by Teekay Shipping Corporation as part of its strategy to expand its operations in the liquified natural gas (or LNG) shipping sector. The Partnership’s fleet was established by Naviera F. Tapias S.A. (or Tapias), a Spanish company founded in 1991. Teekay Shipping Corporation acquired Tapias on April 30, 2004 through its subsidiary Teekay Luxembourg S.a.r.l. (or Luxco), and changed Tapias’s name to Teekay Shipping Spain S.L. (or Teekay Spain). Effective with the closing of this offering, Teekay Shipping Corporation will contribute all of the capital stock of Luxco to the Partnership. The accompanying unaudited pro forma consolidated financial information gives effect to this contribution, the offering and related transactions. As a reorganization of entities under common control, the contribution will be recorded at Luxco’s cost.

      The unaudited pro forma consolidated statement of loss for the year ended December 31, 2003 and the unaudited pro forma consolidated statement of income (loss) for the six months ended June 30, 2004 assumes the offering and related transactions occurred on January 1, 2003, and the unaudited pro forma consolidated balance sheet assumes that the offering and related transactions occurred on June 30, 2004. Please read Note 1, Basis of Presentation, in the accompanying notes to the unaudited pro forma consolidated financial statements for further explanation.

      The unaudited pro forma consolidated financial statements and accompanying notes have been prepared in accordance with U.S. generally accepted accounting principles consistent with those used in, and should be read together with, the following financial statements and related notes, which are included elsewhere in this prospectus:

•	Teekay Spain’s historical consolidated financial statements and related notes as at and for the years ended December 31, 2002 and 2003, the four months ended April 30, 2004 and the two months ended June 30, 2004; and

•	Luxco’s historical consolidated financial statements as at and for the three months ended June 30, 2004.

      The unaudited pro forma consolidated financial statements were derived as follows:

•	for the year ended December 31, 2003, by adjusting the audited historical consolidated statement of loss of Teekay Spain;

•	for the six months ended June 30, 2004, by adjusting (1) the unaudited historical consolidated statement of income (loss) of Teekay Spain for the period from January 1, 2004 to April 30, 2004, and (2) the unaudited historical consolidated statement of loss of Luxco for the period from April 7, 2004 (the date of its incorporation) to June 30, 2004, which includes the results of Teekay Spain from May 1, 2004 to June 30, 2004; and

•	at June 30, 2004, by adjusting the unaudited historical consolidated balance sheet of Luxco as of June 30, 2004.

      The adjustments are based on currently available information and certain estimates and assumptions; therefore, actual results may differ from the pro forma adjustments. However, management believes that the assumptions used provide a reasonable basis for presenting the significant effects of the offering and the related transactions, and that the pro forma adjustments give appropriate effect to the assumptions and are applied in accordance with accounting principles generally accepted in the United States in the unaudited pro forma consolidated financial statements.

      The unaudited pro forma consolidated financial statements do not purport to present the Partnership’s financial position or results of operations had the offering and related transactions to be effected at closing actually been completed at the dates indicated. Moreover, they do not project the Partnership’s financial position or results of operations for any future date or period.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

TEEKAY LNG PARTNERS L.P.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF LOSS

	Year Ended December 31, 2003

	Teekay Shipping	Offering and		Teekay LNG
	Spain, S.L.	Other Transaction		Partners L.P.
	Historical	Adjustments		Pro Forma

	(in thousands of U.S. dollars, except for unit and per unit data)
VOYAGE REVENUES	$86,709	—		$86,709

OPERATING EXPENSES
Voyage expenses	4,911	—		4,911
Vessel operating expenses	26,440	—		26,440
Depreciation and amortization	23,390	$1,656	(3a)	29,920
		4,874	(3b)
General and administrative	8,799	1,000	(3c)	9,799

Total operating expenses	63,540	7,530		71,070

Income from vessel operations	23,169	(7,530)		15,639

OTHER ITEMS
Interest expense	(34,862)	23,484	(3d)	(12,032)
		(974	)(3e)
		320	(3f)
Interest income	8,431	—		8,431
Foreign currency exchange loss	(71,502)	—		(71,502)
Interest rate swaps gain (loss)	14,715	(1,897	)(3e)	12,818
Other income (loss)	617	(7,783	)(3f)	(7,591)
		(425	)(3g)

Total other items	(82,601)	12,725		(69,876)

Net income (loss)	$(59,432)	$5,195		$(54,237)

General partner’s interest in net loss				$(1,085)
Limited partners’ interest
Net loss				(53,152)
Net loss per common unit (basic)				$(2.18)
Net loss per subordinated unit (basic)				(2.18)
Net loss per unit (diluted)				(2.18)
Weighted average number of common units outstanding (basic) (in thousands)				12,205
Weighted average number of subordinated units outstanding (basic) (in thousands)				12,205
Weighted average number of units outstanding (diluted) (in thousands)				24,410

See accompanying notes to unaudited pro forma consolidated financial statements.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

TEEKAY LNG PARTNERS L.P.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME (LOSS)

	Six Months Ended June 30, 2004

	Teekay	Teekay	Offering and
	Luxembourg	Shipping	Other		Teekay LNG
	S.a.r.l.	Spain, S.L.	Transaction		Partners L.P.
	Historical(1)	Historical(2)	Adjustments		Pro Forma

	(in thousands of U.S. dollars, except for unit and per unit data)
VOYAGE REVENUES	$17,453	$40,718	—		$58,171

OPERATING EXPENSES
Voyage expenses	1,462	1,842	—		3,304
Vessel operating expenses	4,584	10,302	—		14,886
Depreciation and amortization	6,426	8,585	$970	(3a)	17,437
			1,456	(3b)
General and administrative	854	2,103	500	(3c)	3,457

Total operating expenses	13,326	22,832	2,926		39,084

Income from vessel operations	4,127	17,886	(2,926)		19,087

OTHER ITEMS
Interest expense	(11,070)	(21,475)	11,332	(3d)	(19,099)
			2,438	(3h)
			(476	)(3e)
			152	(3f)
Interest income	3,491	8,692	—		12,183
Foreign currency exchange gain (loss)	(9,975)	18,010	3,786	(3h)	11,821
Interest rate swap gain (loss)	—	3,985	(4,293	)(3e)	(308)
Other income (loss)	604	(10,934)	(218	)(3g)	(10,548)

Total other items	(16,950)	(1,722)	12,721		(5,951)

Net income (loss)	$(12,823)	$16,164	$9,795		$13,136

General partner’s interest in net income					$263
Limited partners’ interest
Net income					12,873
Net income per common unit (basic)					$0.82
Net income per subordinated unit (basic)					0.23
Net income per unit (diluted)					0.53
Weighted average number of common units outstanding (basic) (in thousands)					12,205
Weighted average number of subordinated units outstanding (basic) (in thousands)					12,205
Weighted average number of units outstanding (diluted) (in thousands)					24,410

(1)	Reflects consolidated results of Teekay Luxembourg S.a.r.l. from April 7, 2004 (date of incorporation) to June 30, 2004, which include the results of Teekay Shipping Spain, S.L. from May 1, 2004 to June 30, 2004.

(2)	Reflects results of Teekay Shipping Spain, S.L. from January 1, 2004 to April 30, 2004.

See accompanying notes to unaudited pro forma consolidated financial statements.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

TEEKAY LNG PARTNERS L.P.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

	As at June 30, 2004

	Teekay
	Luxembourg	Offering and		Teekay LNG
	S.a.r.l.	Other Transaction		Partners L.P.
	Historical	Adjustments		Pro Forma

	(in thousands of U.S. dollars)
ASSETS
Current
Cash and cash equivalents	$21,516	$196,419	(3i)	$21,516
		99,300	(3j)
		(295,719	)(3d)
		110,000	(3k)
		(99,300	)(3j)
		(10,700	)(3l)
Restricted cash — current	75,064	—		75,064
Marketable securities	3,893	—		3,893
Accounts receivable	4,485	—		4,485
Prepaid expenses and other assets	3,925	—		3,925

Total current assets	108,883	—		108,883

Restricted cash — long term	318,339	—		318,339
Vessels and equipment
At cost less accumulated depreciation of $2,488	242,512	—		242,512
Vessels under capital leases, at cost, less accumulated depreciation of $2,175	351,825	—		351,825
Advances on newbuilding contracts	229,063	—		229,063

Total vessels and equipment	823,400	—		823,400

Other assets	15,049	(7,311	)(3f)	7,738
Intangible assets — net	181,289	—		181,289
Goodwill	39,279	—		39,279

Total assets	$1,486,239	$(7,311)		$1,478,928

LIABILITIES AND STOCKHOLDERS’/ PARTNERS’ EQUITY
Current
Accounts payable	$5,680	—		$5,680
Accrued liabilities	5,657	$(2,444	)(3h)	3,213
Current portion of long-term debt	39,941	34,435	(3e)	69,007
		(5,369	)(3d)
Current obligation under capital leases	59,816	—		59,816
Advances from affiliate	309,858	(309,858	)(3h)	—
		99,300	(3j)
		(99,300	)(3j)

Total current liabilities	420,952	(283,236)		137,716
Long-term debt	674,058	(290,350	)(3d)	383,708
Long-term obligation under capital leases	315,432	—		315,432
Other long-term liabilities	93,432	(34,435	)(3e)	58,997

Total liabilities	1,503,874	(608,021)		895,853

Commitments and contingencies (note 4)
Stockholders’/partners’ equity (deficit)	(17,635)	196,419	(3i)
		(7,311	)(3f)
		110,000	(3k)
		(10,700	)(3l)
		312,302	(3h)
General partner				12,417
Limited partners				570,658

Total stockholders’/partners’ equity (deficit)	(17,635)	600,710		583,075

Total liabilities and stockholders’/partners’ equity (deficit)	$1,486,239	$(7,311)		$1,478,928

See accompanying notes to unaudited pro forma consolidated financial statements.

TEEKAY LNG PARTNERS L.P.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation

      The unaudited pro forma consolidated statement of loss for the year ended December 31, 2003 and the unaudited pro forma consolidated statement of income (loss) for the six months ended June 30, 2004 assumes the following transactions occurred on January 1, 2003, and the unaudited pro forma consolidated balance sheet as at June 30, 2004 assumes that the following transactions occurred on June 30, 2004:

•	The purchase of Teekay Spain by Teekay Shipping Corporation through Luxco. On April 30, 2004, Luxco purchased all the outstanding shares of Tapias from an unrelated party for $298.2 million in cash plus the assumption of debt and remaining newbuilding commitments. Because Teekay Spain is in the process of finalizing the valuation of intangible assets represented by acquired time charter contracts, the allocation of the purchase price is subject to further refinement. To complete the valuation, the Company is reviewing assumptions underlying the initial valuation of the time charter contracts. The potential effect of any such refinement on the pro forma amounts is expected to be immaterial.

•	The contribution by Teekay Shipping Corporation to Teekay LNG Partners L.P. (or the Partnership) of (a) the shares of, and an aggregate of $312.3 million in notes receivable (including accrued interest) from, Luxco, and (b) the shares of the subsidiary that owns the Suezmax tanker the Granada Spirit, in exchange for:

•	the issuance to Teekay Shipping Corporation of 6,705,029 common units and 12,205,029 subordinated units of the Partnership; and

•	the issuance to Teekay GP L.L.C., a wholly owned subsidiary of Teekay Shipping Corporation, of the 2% general partner interest in the Partnership and all of the Partnership’s incentive distribution rights.

•	The issuance by the Partnership of 5,500,000 common units to the public at an assumed initial public offering price of $20.00 per common unit, resulting in aggregate gross proceeds to the Partnership of $110.0 million.

•	The contribution by Teekay Shipping Corporation to Teekay Spain of $196.4 million of equity and the non-interest bearing loan to Teekay Spain of $99.3 million used to repay $295.7 million of term loans of Teekay Spain.

•	The use of the net proceeds of the initial public offering to repay the $99.3 million loan from Teekay Shipping Corporation.

•	The payment by the Partnership of estimated underwriting commissions, structuring fees and offering expenses of $10.7 million.

•	The payment of the settlement cost of $34.4 million under interest rate swaps relating to the $295.7 million debt prepayment, which will be reflected as an increase in the current portion of long-term debt.

      The effect on the unaudited pro forma consolidated financial statements of certain of the previously mentioned transactions is more fully described in Note 3.

      The unaudited pro forma consolidated financial statements are not necessarily indicative of what the results of operations and financial position would have been, nor do they purport to project the Partnership’s results of operations for any future periods as a result of, among other things, the following items:

(a) The unaudited pro forma consolidated statements of income (loss) include revenues and expenses relating to marketable securities, real estate, a yacht and other assets that were sold by Teekay Spain prior to its acquisition by Teekay Shipping Corporation on April 30, 2004. The

TEEKAY LNG PARTNERS L.P.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

disposition of these assets resulted in other income of $1.6 million during 2003 and other loss of $11.8 million during the six months ended June 30, 2004.

(b) The unaudited pro forma consolidated statements of income (loss) also include revenues and expenses associated with one Suezmax tanker (the Granada Spirit) that was operating in the spot tanker market prior to its transfer to Teekay Shipping Corporation in the fourth quarter of 2004. Teekay Shipping Corporation will contribute this vessel back to us at the closing of the offering. The revenue earned by this vessel will not be representative of the revenue we expect to earn from it during 2005, as the vessel will be absent from our fleet for part of the year and it will be chartered to Teekay Shipping Corporation from the Partnership at a fixed, daily time charter rate. If this vessel had been earning the same fixed charter rate in 2003 and the six months ended June 30, 2004, as it is expected to earn during 2005, income from vessel operations would have been lower by $1.2 million and $4.5 million, respectively.

(c) After the closing of the transactions referred to in Note 1 above, subsidiaries of Teekay Shipping Corporation will provide certain services to the Partnership and the Partnership’s subsidiaries. These services will include strategic consulting, advisory, ship management, technical and administrative services. The services will be valued at a reasonable, arms’-length rate that will include reimbursement of the reasonable direct or indirect expenses incurred in providing the services. In addition, the Partnership’s general partner will be reimbursed by the Partnership for expenses it incurs on behalf of the Partnership. No adjustment for these incremental costs has been made to the unaudited pro forma consolidated financial statements because (1) the amounts will depend on the level and types of services provided, (2) the amounts due are not specified or fixed and (3) the Partnership does not have a reasonable basis for determining these expenses.

(d) The unaudited pro forma consolidated financial statements do not include the expenses associated with the 2005 Long-Term Incentive Plan. The Partnership’s general partner has not yet determined the types or amounts of awards under the Plan (other than the amount of awards for non-management directors) and does not anticipate making any such awards on the closing of this offering. Consequently, the Partnership does not have a reasonable basis for determining these expenses.

      The unaudited pro forma consolidated financial statements should be read in conjunction with the consolidated financial statements of Teekay Spain and Luxco referred to above.

2.     Summary of Significant Accounting Policies

      The accounting policies followed in preparing the unaudited pro forma consolidated financial statements are those used by Teekay Spain as set out in the audited historical consolidated financial statements for the year ended December 31, 2003 contained elsewhere in this prospectus.

3.     Pro Forma Adjustments and Assumptions

      The unaudited pro forma consolidated financial statements give pro forma effect to the following:

(a) The purchase of Teekay Spain by Teekay Shipping Corporation through its subsidiary Luxco as described above in Note 1. Depreciation expense related to the acquired vessels has been based upon their estimated fair market values on the date of acquisition of April 30, 2004 ($821.9 million), and a 25-year vessel life for Suezmax tankers and a 35-year vessel life for LNG carriers. As a result of the adjusted values of the acquired vessels, depreciation expense increased by $1.7 million for the year ended December 31, 2003 and $1.0 million for the four months ended April 30, 2004.

TEEKAY LNG PARTNERS L.P.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

(b) The purchase of Teekay Spain by Teekay Shipping Corporation through its subsidiary Luxco. Amortization expense related to the acquired time charter contracts has been based upon their estimated fair market values on the date of acquisition of April 30, 2004 ($183.1 million), and a weighted-average amortization period of 19.2 years. As a result, amortization expense increased by $4.9 million for the year ended December 31, 2003 and $1.5 million for the four months ended April 30, 2004.

(c) The incurrence by the Partnership of estimated incremental general and administrative expenses of $1.0 million annually, including costs associated with annual reports to unitholders, tax return and Schedule K-1 preparation and distribution, investor relations, registrar and transfer agent’s fees, incremental director and officer liability insurance costs and directors compensation. The Partnership has estimated this amount based on the experience of its affiliate, Teekay Shipping Corporation, which is a public company, and discussions with certain advisors.

(d) The prepayment of $295.7 million of Teekay Spain term loans with proceeds of the equity contribution by, and loan from, Teekay Shipping Corporation, which loan will be repaid with the net proceeds of the initial public offering of the Partnership as described above in Note 1. These term loans have a weighted-average interest rate of 7.9% per annum. Had these term loans been repaid on January 1, 2003, the interest expense would have decreased by $23.5 million for the year ended December 31, 2003 and $11.3 million for the six months ended June 30, 2004. The Partnership anticipates entering into a $100 million credit facility at or prior to the closing of the offering; however, it does not anticipate that it will draw on the facility in connection with the transactions referred to in Note 1 above.

(e) The payment of the settlement cost of $34.4 million under interest rate swaps relating to the $295.7 million debt repayment described above in Note 3(d). If these interest rate swaps had been repaid on January 1, 2003, the interest rate swap gain would have decreased by $1.9 million and $4.3 million for the year ended December 31, 2003 and the six months ended June 30, 2004, respectively. These adjustments are determined by comparing the historical change in fair value of the interest rate swaps to the change in fair value of the swaps had the swaps been repaid on January 1, 2003. The historical change in fair value of the interest rate swaps for the year ended December 31, 2003 and six months ended June 30, 2004 were $2.2 million and $4.9 million, respectively. Had the interest rate swaps been repaid on January 1, 2003, the change in fair value of the swaps for the year ended December 31, 2003 and the six months ended June 30, 2004 would have been $0.3 million and $0.6 million, respectively. The funds needed to pay the $34.4 million settlement cost are shown in the unaudited pro forma consolidated balance sheet as an increase in the current position of long-term debt, although Teekay Spain may pay the cost with internally generated funds. Assuming the settlement of the interest rate swaps is funded by debt, interest expense would have increased by $1.0 million and $0.5 million, respectively, for the year ended December 31, 2003 and the six months ended June 30, 2004 assuming an interest rate based on the 12-month LIBOR (January 1, 2003: 1.5%; January 1, 2004: 1.4%) plus a margin of 0.85%.

(f) The write-downs of capitalized loan costs upon the $295.7 million debt repayment described above in Note 3(d) of $7.8 million and $7.3 million for the year ended December 31, 2003 and as at June 30, 2004, respectively. These write-downs are determined by applying the percentage of term loans repaid as described in Note 3(d) to the net book value of the capitalized loan costs at January 1, 2003 ($8.4 million) and June 30, 2004 ($7.9 million). The corresponding decrease in interest expense from these write-downs was $0.3 million and $0.2 million for the year ended December 31, 2003 and as at June 30, 2004, respectively.

TEEKAY LNG PARTNERS L.P.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

(g) The effect on provision for income taxes from the incremental general and administrative expenses, prepayment of debt, settlement of interest rate swaps and write-off of capitalized loan costs described in Notes 3(c), (d), (e) and (f). These effects on provision for income taxes are determined by applying a 3.5% effective income tax rate to the previously mentioned pro forma adjustments.

(h) The contribution by Teekay Shipping Corporation to the Partnership of the Luxco shares and the aggregate amount of $312.3 million of notes receivable (including accrued interest of $2.4 million) from Luxco as described above in Note 1. If the Euro-denominated notes receivable from Luxco had been contributed to the Partnership on January 1, 2003, interest expense would have decreased by $2.4 million for the period from April 7, 2004 to June 30, 2004 and foreign exchange gain would have increased by $3.8 million.

(i) The equity contribution of $196.4 million by Teekay Shipping Corporation to Teekay Spain, which will be used to prepay certain term loans of Teekay Spain as described in Note 3(d).

(j) The $99.3 million loan from Teekay Shipping Corporation, which will be used to prepay certain term loans of Teekay Spain as described in Note 3(d). This loan will be repaid with the net proceeds of this offering.

(k) The receipt by the Partnership of estimated gross proceeds of $110.0 million from the issuance and sale of 5,500,000 common units to the public (assuming the underwriters do not exercise their over-allotment option), at an assumed initial public offering price of $20.00 per common unit.

(l) The payment by the Partnership of estimated underwriting commissions, structuring fees and other offering expenses of $10.7 million in connection with the initial public offering.

4.	Commitments and Contingencies

(a) Commitments and contingencies of our subsidiary Teekay Luxembourg S.a.r.l. are set out in the unaudited historical consolidated financial statements for the three months ended June 30, 2004 contained elsewhere in this prospectus.

(b) Upon the closing of the transactions referred to in Note 1 above, the Partnership will enter into an agreement with Teekay Shipping Corporation to purchase its 100% ownership interest in Teekay Nakilat Holdings Corporation (or TNHC), which has contracted to have built three LNG newbuildings subject to 20-year, fixed-rate time charters. The Partnership will purchase the interest in TNHC for an estimated $124.5 million in cash plus the assumption of approximately $468.0 million in construction-related debt upon delivery of the first vessel, which is scheduled for the fourth quarter of 2006.

CONSOLIDATED AUDITED

FINANCIAL STATEMENTS
OF
TEEKAY SHIPPING SPAIN S.L.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of

TEEKAY SHIPPING SPAIN S.L.

      We have audited the accompanying consolidated balance sheets of Teekay Shipping Spain S.L. (formerly Naviera F. Tapias S.A.) and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of loss, changes in stockholders’ deficit and cash flows for the years ended December 31, 2002 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teekay Shipping Spain S.L. and subsidiaries at December 31, 2002 and 2003, and the consolidated results of their operations and their cash flows for the years ended December 31, 2002 and 2003 in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP
Chartered Accountants

Vancouver, Canada,

September 17, 2004 (except for Note 13, which
is as of November 3, 2004)

CONSOLIDATED AUDITED FINANCIAL STATEMENTS

TEEKAY SHIPPING SPAIN S.L. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF LOSS

	Years Ended December 31,

	2002	2003

	(in thousands of
	U.S. Dollars)
VOYAGE REVENUES	$59,866	$86,709

OPERATING EXPENSES
Voyage expenses	5,334	4,911
Vessel operating expenses	16,104	26,440
Depreciation and amortization	17,689	23,390
General and administrative	6,501	8,799

Total operating expenses	45,628	63,540

Income from vessel operations	14,238	23,169

OTHER ITEMS
Interest expense	(18,109)	(34,862)
Interest income	5,248	8,431
Foreign currency exchange loss (note 5)	(44,310)	(71,502)
Interest rate swaps gain (loss) (note 10)	(71,400)	14,715
Other income — net (note 9)	563	617

Total other items	(128,008)	(82,601)

Net loss	$(113,770)	$(59,432)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED AUDITED FINANCIAL STATEMENTS

TEEKAY SHIPPING SPAIN S.L. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As at December 31,

	2002	2003

	(in thousands of
	U.S. Dollars)
ASSETS
Current
Cash and cash equivalents	$17,860	$21,328
Restricted cash — current (note 3)	3,782	73,894
Accounts receivable	21,549	17,682
Prepaid expenses and other assets	1,959	2,145

Total current assets	45,150	115,049

Marketable securities — long term (note 4)	2,281	1,205
Restricted cash — long term (note 3)	102,617	324,144
Vessels and equipment (note 5)
At cost, less accumulated depreciation of $92,171 (December 31, 2002 — $76,689)	233,176	220,643
Vessels under capital leases, at cost, less accumulated depreciation of $18,663 (December 31, 2002 — $12,555) (note 3)	141,777	256,504
Advances on newbuilding contracts (note 11)	330,057	125,403

Total vessels and equipment	705,010	602,550

Other assets	27,546	26,133

Total assets	$882,604	$1,069,081

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current
Accounts payable	$11,168	$5,881
Accrued liabilities	1,276	1,644
Current portion of long-term debt (note 5)	18,016	53,242
Current obligation under capital leases (note 3)	4,711	62,684

Total current liabilities	35,171	123,451
Long-term debt (note 5)	712,389	690,447
Long-term obligation under capital leases (note 3)	146,911	323,053
Other long-term liabilities (notes 6 and 10)	93,659	96,415

Total liabilities	988,130	1,233,366

Commitments and contingencies (note 11)
Minority interest	579	524
Stockholders’ deficit
Capital stock (note 7)	1,580	1,580
Accumulated deficit	(106,152)	(165,584)
Accumulated other comprehensive loss	(1,533)	(805)

Total stockholders’ deficit	(106,105)	(164,809)

Total liabilities and stockholders’ deficit	$882,604	$1,069,081

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED AUDITED FINANCIAL STATEMENTS

TEEKAY SHIPPING SPAIN S.L. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,

	2002	2003

	(in thousands of
	U.S. Dollars)
Cash and cash equivalents provided by (used for):
OPERATING ACTIVITIES
Net loss	$(113,770)	$(59,432)
Non-cash items:
Depreciation and amortization	17,689	23,390
Gain on sale of marketable securities	(490)	(1,576)
Deferred income tax	1,818	1,634
Foreign currency exchange loss	43,314	68,897
Interest rate swap loss (gain)	71,400	(14,715)
Other — net	1,188	4,594
Change in non-cash working capital items related to operating activities (note 12)	253	237
Expenditures for drydocking	(984)	(4,711)

Net operating cash flow	20,418	18,318

FINANCING ACTIVITIES
Proceeds from long-term debt	232,829	211,089
Long-term debt issuance costs	(4,289)	—
Scheduled repayments of long-term debt	(28,946)	(291,730)
Scheduled repayments of capital lease obligations	(6,425)	(4,115)
Proceeds from government grants	—	49,215
Increase in restricted cash	(16,853)	(242,075)

Net financing cash flow	176,316	(277,616)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(186,755)	(133,628)
Purchase of Naviera F. Tapias Gas S.A. (net of cash acquired of $5,140) (note 8)	(11,039)	(4,515)
Proceeds from sale of vessels and equipment	—	399,234
Proceeds from sale of marketable securities	451	3,929
Other	(1,875)	(2,254)

Net investing cash flow	(199,218)	262,766

Increase (decrease) in cash and cash equivalents	(2,484)	3,468
Cash and cash equivalents, beginning of the year	20,344	17,860

Cash and cash equivalents, end of the year	$17,860	$21,328

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED AUDITED FINANCIAL STATEMENTS

TEEKAY SHIPPING SPAIN S.L. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

			Retained	Accumulated		Total
	Number of		Earnings	Other		Stockholders’
	Common	Common	(Accumulated	Comprehensive	Comprehensive	Equity
	Shares	Stock	Deficit)	Loss	Loss	(Deficit)

	(in thousands)
Balance as at December 31, 2001	18,425	$1,580	$28,370	$(101)		$29,849

Net loss			(113,770)		$(113,770)	(113,770)
Other comprehensive income (loss):
Unrealized loss on available-for-sale securities				(1,750)	(1,750)	(1,750)
Reclassification adjustment for loss on available-for-sale securities included in net income				318	318	318

Comprehensive loss					(115,202)

Purchase of Naviera F. Tapias Gas S.A. (note 8)			(20,752)			(20,752)

Balance as at December 31, 2002	18,425	1,580	(106,152)	(1,533)		(106,105)

Net loss			(59,432)		(59,432)	(59,432)
Other comprehensive income (loss):
Unrealized loss on available-for-sale securities				(296)	(296)	(296)
Reclassification adjustment for loss on available-for-sale securities included in net income				1,024	1,024	1,024

Comprehensive loss					(58,704)

Balance as at December 31, 2003	18,425	$1,580	$(165,584)	$(805)		$(164,809)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING SPAIN S.L. AND SUBSIDIARIES

NOTES TO CONSOLIDATED AUDITED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

1.	Summary of Significant Accounting Policies

Basis of presentation

      On April 30, 2004, Teekay Shipping Corporation through its subsidiary, Teekay Luxembourg S.a.r.l., acquired all of the outstanding shares of Naviera F. Tapias S.A. and its subsidiaries (or Tapias) and renamed it Teekay Shipping Spain S.L. (Teekay Spain or the Company). Teekay Spain is engaged in the marine transportation of crude oil and liquefied natural gas (or LNG). Teekay Shipping Corporation acquired Teekay Spain for $298.2 million in cash, plus the assumption of debt and remaining newbuilding commitments. Prior to the acquisition, Teekay Spain disposed of three businesses previously held in subsidiaries and unrelated to the marine transportation operations purchased by Teekay Shipping Corporation.

      The consolidated financial statements include the accounts of Teekay Spain and its majority-owned subsidiaries and exclude the results of the three unrelated businesses referred to above. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. Significant intercompany balances and transactions have been eliminated upon consolidation.

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reporting currency

      The consolidated financial statements are stated in U.S. Dollars because the Company operates in international shipping markets, the Company’s primary economic environment, which typically utilize the U.S. Dollar as the functional currency. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income.

Operating revenues and expenses

      The Company recognizes revenues from time charters daily over the term of the charter as the applicable vessel operates under the charter. The Company does not recognize revenues during days that the vessel is off-hire. All voyage revenues from voyage charters are recognized on a percentage of completion method. The Company uses a discharge-to-discharge basis in determining percentage of completion for all spot voyages, whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. The Company does not begin recognizing voyage revenue until a charter has been agreed to by the customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. Estimated losses on voyages are provided for in full at the time such losses become evident.

      Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. Voyage expenses are recognized ratably over the duration of the voyage, and vessel operating expenses are recognized when incurred.

TEEKAY SHIPPING SPAIN S.L. AND SUBSIDIARIES

NOTES TO CONSOLIDATED AUDITED FINANCIAL STATEMENTS — (Continued)

(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

Cash and cash equivalents

      The Company classifies all highly-liquid investments with a maturity date of three months or less when purchased as cash and cash equivalents.

      Cash interest paid during the years ended December 31, 2002 and 2003 totaled $30.2 million and $39.7 million, respectively.

Marketable securities

      The Company’s investments in marketable securities are classified as available-for-sale securities and are carried at fair value. Net unrealized gains and losses on available-for-sale securities are reported as a component of other comprehensive income (loss), net of tax.

Vessels and equipment

      All pre-delivery costs incurred during the construction of newbuildings, including interest, supervision and technical costs, are capitalized. The acquisition cost (net of any government grants received) and all costs incurred to restore used vessels purchased to the standards required to properly service the Company’s customers are capitalized. The governmental grants relate to the purchase of certain vessels on the condition that they are built in Spain.

      Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for Suezmax tankers and 35 years for LNG carriers from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent us from operating the vessels for 25 years or 35 years, respectively. Depreciation of vessels and equipment for the years ended December 31, 2002 and 2003 aggregated $16.9 million and $21.4 million, respectively. Depreciation and amortization includes depreciation on all owned vessels and vessels accounted for as capital leases.

      Interest costs capitalized to vessels and equipment for the years ended December 31, 2002 and 2003 aggregated $14.3 million and $14.0 million, respectively.

      Gains on vessels sold and leased back under capital leases are deferred and amortized over the remaining estimated useful life of the vessel. Losses on vessels sold and leased back under capital lease are recognized immediately when the fair value of the vessel at the time of sale-leaseback is less than its book value. In such a case, the Company would recognize a loss in the amount by which book value exceeds fair value.

      Generally, the Company drydocks each LNG carrier and Suezmax tanker every five years. In addition, a shipping society classification intermediate survey is performed on the Company’s LNG carriers between the second and third year of the five-year drydocking period. The Company capitalizes a substantial portion of the costs incurred during drydocking and for the survey and amortizes those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. The Company expenses costs related to routine repairs and maintenance incurred during drydocking that do not improve or extend the useful lives of the assets. When significant drydocking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original drydocking cost and any unamortized intermediate survey costs are expensed in the month of the subsequent drydocking. Amortization of drydocking expenditures for the years ended December 31, 2002 and 2003 aggregated $0.8 million and $2.0 million, respectively.

      The Company reviews vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these

TEEKAY SHIPPING SPAIN S.L. AND SUBSIDIARIES

NOTES TO CONSOLIDATED AUDITED FINANCIAL STATEMENTS — (Continued)

(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

assets is measured by comparison of their carrying amount to future undiscounted cash flows the assets are expected to generate over their remaining useful lives. If vessels and equipment are considered to be impaired, the impairment to be recognized will equal the amount by which the carrying value of the assets exceeds their fair market value.

Loan costs

      Loan costs, including fees, commissions and legal expenses, are presented as other assets and capitalized and amortized on a straight-line basis over the term of the relevant loan. Amortization of loan costs is included in interest expense.

Derivative instruments

      The Company utilizes derivative financial instruments to reduce interest rate risks and does not hold or issue derivative financial instruments for trading purposes. Statement of Financial Accounting Standards (or SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, which was amended in June 2000 by SFAS No. 138 and in May 2003 by SFAS No. 149, establishes accounting and reporting standards for derivative instruments and hedging activities.

      Derivative instruments are recorded as assets or liabilities, measured at fair value. Derivatives that are not hedges or are not designated as hedges are adjusted to fair value through income. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income (loss) until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income (see Note 10).

Income taxes

      Spain imposes income taxes on income generated from the Company’s shipping related activities at a rate of 35% (see Note 9). Our vessels are registered in the Canary Islands Special Ship Registry. Consequently, the Company is allowed a credit, equal to 90% of the tax payable on income from the commercial operation of the Canary Islands registered ships, against the tax otherwise payable. This effectively results in an income tax rate of approximately 3.5% on income from the operation of our vessels. Included in other assets are deferred income tax assets of $3.3 million and $1.7 million at December 31, 2002 and 2003 respectively. Taxes paid during the years ended December 31, 2002 and 2003 totaled $0.4 million and $1.3 million, respectively. The Company accounts for these taxes using the liability method pursuant to SFAS No. 109, Accounting for Income Taxes.

Comprehensive income (loss)

      The Company follows SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and displaying comprehensive income (loss) and its components in the consolidated financial statements.

2.	Segment Reporting

      The Company is engaged in the international marine transportation of crude oil and LNG through the ownership and operation of its LNG carrier and Suezmax tanker fleet.

      The Company has two reportable segments: its Suezmax tanker segment and its LNG carrier segment. The Company’s Suezmax tanker segment consists of conventional crude oil tankers operating either on fixed-rate time-charter contracts or on the spot market. The Company’s LNG carrier segment consists of LNG carriers subject to fixed-rate time charters. Segment results are evaluated based on

TEEKAY SHIPPING SPAIN S.L. AND SUBSIDIARIES

NOTES TO CONSOLIDATED AUDITED FINANCIAL STATEMENTS — (Continued)

(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.

      Three customers, all international oil companies, accounted for 47% ($41.1 million — Suezmax tanker segment), 26% ($22.9 million — LNG carrier segment) and 11% ($9.7 million — LNG carrier segment) of the Company’s consolidated voyage revenues during the year ended December 31, 2003. One customer, an international oil company, accounted for 72% ($42.9 million — Suezmax tanker segment) of the Company’s consolidated voyage revenues during the year ended December 31, 2002. No other customer accounted for more than 10% of the Company’s consolidated voyage revenues during 2002 or 2003.

      The following tables present results for these segments for the years ended December 31, 2002 and 2003.

	Suezmax
	Tanker	LNG Carrier
Year ended December 31, 2002	Segment	Segment	Total

Voyage revenues	$54,418	$5,448	$59,866
Voyage expenses	5,319	15	5,334
Vessel operating expenses	15,789	315	16,104
Depreciation and amortization	16,579	1,110	17,689
General and administrative(1)	6,237	264	6,501

Income from vessel operations	$10,494	$3,744	$14,238

Total assets at December 31, 2002	$215,139	$596,269	$811,408
Expenditures for vessels and equipment	2,385	184,370	186,755

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

	Suezmax
	Tanker	LNG Carrier
Year ended December 31, 2003	Segment	Segment	Total

Voyage revenues	$54,102	$32,607	$86,709
Voyage expenses	4,788	123	4,911
Vessel operating expenses	20,584	5,856	26,440
Depreciation and amortization	17,760	5,630	23,390
General and administrative(1)	7,116	1,683	8,799

Income from vessel operations	$3,854	$19,315	$23,169

Total assets at December 31, 2003	$209,329	$791,259	$1,000,588
Expenditures for vessels and equipment	7,220	126,408	133,628

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

TEEKAY SHIPPING SPAIN S.L. AND SUBSIDIARIES

NOTES TO CONSOLIDATED AUDITED FINANCIAL STATEMENTS — (Continued)

(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

     A reconciliation of total segment assets to total assets presented in the consolidated balance sheet is as follows:

	December 31,

	2002	2003

Total assets of all segments	$811,408	$1,000,588
Cash, cash equivalents and marketable securities	20,141	22,533
Accounts receivable and other assets	51,055	45,960

Consolidated total assets	$882,604	$1,069,081

3.     Capital Lease Obligations and Restricted Cash

     Capital Leases

      Suezmax Tankers. As at December 31, 2003, the Company was party to capital leases on three Suezmax tankers. Under the terms of the lease arrangements — which include the Company’s contractual right to full operation of the vessels pursuant to bareboat charters — the Company is required to purchase these vessels at the end of their respective lease terms for a fixed price. As at December 31, 2003, the commitments under these capital leases, including the purchase obligations, approximated $182.2 million (including imputed interest of $34.7 million), repayable as follows:

Year	Commitment

2004	$18.2 million
2005	17.9 million
2006	142.7 million
2007	3.4 million

      LNG Carriers. As at December 31, 2003, the Company was a party to capital leases on two LNG carriers (including one newbuilding on order), which are structured as “Spanish tax leases.” Under the terms of the Spanish tax leases, the Company will purchase these vessels at the end of their respective lease terms in 2006 and 2011, both of which purchase obligations have been fully funded with restricted cash deposits described below. As at December 31, 2003, the commitments under the capital lease for our existing LNG carrier approximated 213.0 million Euros ($269.0 million) (including imputed interest of 24.4 million Euros, or $30.8 million), repayable as follows:

Year	Commitment

2004	56.0 million Euros ($70.7 million)
2005	56.0 million Euros ($70.7 million)
2006	101.1 million Euros ($127.6 million)

      During 2003, these two LNG carriers were sold for aggregate proceeds of $399.2 million and leased back on terms described above. The sale of these vessels resulted in a gain of $70.5 million, which has been deferred and will be amortized over the remaining estimated useful life of the vessels.

     Restricted Cash

      Under the terms of the Spanish tax leases for our LNG carriers, the Company is required to have on deposit with financial institutions an amount of cash equal to the present value of the remaining amounts owing under the leases (including the obligations to purchase the LNG carriers at the end of the lease

TEEKAY SHIPPING SPAIN S.L. AND SUBSIDIARIES

NOTES TO CONSOLIDATED AUDITED FINANCIAL STATEMENTS — (Continued)

(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

periods). This amount was 94.9 million Euros ($99.5 million) as at December 31, 2002 and 308.6 million Euros ($389.8 million) as at December 31, 2003. These cash deposits are restricted to being used for capital lease payments and have been fully funded with term loans (see Note 5) and a Spanish government grant. The interest rates earned on the deposits are the same as the interest rate implicit in the Spanish tax leases. The Company is committed to placing an additional 40 million Euros ($50.5 million) on deposit when the Company takes delivery of its LNG newbuilding carrier in the fourth quarter of 2004.

      The Company also maintains cash on deposit relating to certain term loans, which cash totaled $6.9 million and $8.2 million as at December 31, 2002 and 2003, respectively.

      As at December 31, 2002 and 2003, the weighted-average interest rates earned on the deposits and which were implicit in the Spanish tax leases were 5.6% and 5.4%, respectively.

4.     Investments in Marketable Securities

		Gross	Approximate
		Unrealized	Market and
	Cost	Losses	Carrying Values

December 31, 2002
Marketable securities — long term	$7,629	$5,348	$2,281

December 31, 2003
Marketable securities — long term	1,846	641	1,205

      Marketable securities — long term primarily represents investments in certain Spanish public companies.

5.     Long-Term Debt

	As at December 31,

	2002	2003

U.S. Dollar-denominated Term Loans due through 2029	$310,443	$371,334
Euro-denominated Term Loans due through 2023	419,962	372,355

Total, including current portion	730,405	743,689
Less current portion	18,016	53,242

Total	$712,389	$690,447

      The Company has several term loans outstanding, which, as at December 31, 2003, totaled $371.3 million of U.S. Dollar-denominated loans and 294.8 million Euros ($372.4 million) of Euro-denominated loans. A portion of these loans ($340.8 million) were used to make restricted cash deposits that fully fund payments under capital leases (see Note 3).

      All Euro-denominated term loans are revalued at the end of year using the then-prevailing Euro/U.S. Dollar exchange rate. Due substantially to this revaluation, the Company recognized foreign currency exchange losses of $44.3 million and $71.5 million, respectively, in the years ended December 31, 2002 and 2003.

      Interest payments on the U.S. Dollar-denominated term loans are based on LIBOR (December 31, 2002 — 1.4%; December 31, 2003 — 1.2%) plus a margin. Interest payments on the Euro-denominated term loans are based on EURIBOR (December 31, 2002 — 2.8%; December 31, 2003 — 2.2%) plus a margin. At December 31, 2002 and 2003, these margins ranged between 0.50% and 1.20%.

TEEKAY SHIPPING SPAIN S.L. AND SUBSIDIARIES

NOTES TO CONSOLIDATED AUDITED FINANCIAL STATEMENTS — (Continued)

(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

      The weighted-average effective interest rates for debt outstanding at December 31, 2003 were 2.21% (U.S. Dollar-denominated debt) and 3.27% (Euro-denominated debt). These rates do not reflect the effect of our interest rate swaps (see Note 10).

      The term loans reduce in monthly, quarterly or semi-annual payments with varying maturities through 2029. All term loans of the Company are collateralized by first preferred mortgages on the vessels to which the loans relate, together with certain other collateral and guarantees from the Company.

      The aggregate annual long-term debt principal repayments required to be made for the five fiscal years subsequent to December 31, 2003 are $53.2 million (2004), $24.1 million (2005), $22.9 million (2006), $24.3 million (2007)and $25.9 million (2008), and are $593.3 million thereafter.

      The Company has used interest rate swaps to hedge certain of its floating-rate debt (see Note 10).

      The Company’s term loans contain restrictive covenants including, in some cases, requirements to maintain restricted cash deposits, unencumbered liquidity and minimum tangible net worth.

6.     Fair Value of Financial Instruments

      Carrying amounts of all financial instruments approximate fair market value at the applicable date.

      The estimated fair market value of the Company’s financial instruments was as follows:

	December 31,

	2002		2003

	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Cash and cash equivalents, marketable securities, and restricted cash	$126,540	$126,540	$420,571	$420,571
Long-term debt (including capital lease obligations)	882,027	882,027	1,129,426	1,129,426
Derivative instruments (note 10) — Interest rate swap agreements	93,659	93,659	96,415	96,415

7.     Capital Stock

      The authorized capital stock of Teekay Spain at December 31, 2002 and 2003 was 18,425 shares of common stock, with a par value of 60.10 Euros per share. As at December 31, 2002 and 2003, Teekay Spain had 18,425 shares of common stock issued and outstanding.

8.     Related Party Transactions

      As at December 31, 2003, the Company had loaned $0.9 million to certain of its former directors and stockholders. These loans bore interest at market rates and have since been repaid. As at December 31, 2003, the Company owed $0.8 million to certain former directors and stockholders, which it subsequently repaid.

      Payments made by the Company to companies owned by former members of the Company’s board of directors for consulting services and miscellaneous office expenses for the years ended December 31, 2002 and 2003 totaled $0.1 million and $0.1 million, respectively.

      On December 20, 2002, the Company purchased Naviera F. Tapias Gas S.A. (or NFT Gas) from the controlling stockholder of the Company for 20.0 million Euros ($21.0 million). All assets and liabilities of NFT Gas have been presented at their historical values. The excess of the amount paid over the net assets of NFT Gas on the date of acquisition ($20.7 million) is accounted for as an equity distribution.

TEEKAY SHIPPING SPAIN S.L. AND SUBSIDIARIES

NOTES TO CONSOLIDATED AUDITED FINANCIAL STATEMENTS — (Continued)

(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

9.     Other Income — net

	Year Ended
	December 31,

	2002	2003

Gain on sale of marketable securities	$490	$1,576
Income tax expense	(2,164)	(3,033)
Miscellaneous	2,237	2,074

Total	$563	$617

10.     Derivative Instruments and Hedging Activities

      The Company uses derivatives only for hedging purposes.

      As at December 31, 2003, the Company was committed to the following interest rate swap agreements related to its LIBOR and EURIBOR based debt, whereby certain of the Company’s floating-rate debt was swapped with fixed-rate obligations:

			Weighted-
			Average	Fixed
	Interest Rate	Principal	Remaining	Interest
	Index	Amount	Term	Rate(1)

			(years)
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	$295,620	21.9	6.7%
Euro-denominated interest rate swaps(3)	EURIBOR	348,974	20.3	5.9

(1)	Excludes the margin the Company pays on its floating-rate debt (see Note 5).

(2)	Principal amount increases to $330.7 million by August 2004 and then reduces monthly to zero by the maturity dates of the swap agreements.

(3)	Principal amount increases to 325.1 million Euros ($390.1 million) by December 2004 and then reduces monthly to 70.1 million Euros ($84.1 million) by the maturity dates of the swap agreements.

     Although these interest rate swaps are being used to hedge the interest rate risk on certain debt described in Note 5, the Company had not designated them as hedges under current U.S. accounting guidelines prior to April 30, 2004. Consequently, any change in fair value of these swaps was recorded in earnings of the period in which the change in value occurred. During the years ended December 31, 2002 and 2003, the Company incurred a loss of $71.5 million and a gain of $14.7 million, respectively, due to the change in fair value of its interest rate swaps.

      The Company is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap agreements; however, counterparties to these agreements are major financial institutions and the Company considers the risk of loss due to nonperformance to be minimal. The Company requires no collateral from these institutions.

11.	Commitments and Contingencies

      As at December 31, 2003, the Company was committed to the construction of three Suezmax tankers and two LNG carriers scheduled for delivery between July 2004 and July 2005, at a total cost of approximately $484.8 million, excluding capitalized interest. As at December 31, 2003, payments made towards these commitments totaled $129.5 million, excluding capitalized interest, miscellaneous construction costs and deferred gain on the sale and leaseback of an LNG newbuilding then under construction. Long-term financing arrangements existed for $222.0 million (including a capital lease for $192.0 million)

TEEKAY SHIPPING SPAIN S.L. AND SUBSIDIARIES

NOTES TO CONSOLIDATED AUDITED FINANCIAL STATEMENTS — (Continued)

(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

of the unpaid cost of these vessels. As at December 31, 2003, the remaining payments required to be made under the newbuilding contracts were: $274.5 million in 2004; and $80.8 million in 2005. One of the LNG newbuildings was delivered in July 2004 and has commenced service under a 25-year fixed-rate time charter.

12.	Change in Non-Cash Working Capital Items Related to Operating Activities

	Year Ended
	December 31,

	2002	2003

Accounts receivable	$(493)	$825
Prepaid expenses and other assets	(646)	(186)
Accounts payable	1,285	(770)
Accrued liabilities	107	368

	$253	$237

13.     Subsequent Events

      On November 3, 2004, Teekay LNG Partners, L.P. (the Partnership) was formed to ultimately own and operate the LNG and Suezmax crude oil marine transportation businesses currently conducted by the Company and to undertake an initial public offering. At the closing of the initial public offering of the Partnership, which is expected to occur in the first quarter of 2005, the shares of Teekay Luxembourg S.a.r.l. and its subsidiary, Teekay Spain, will be contributed to the Partnership in exchange for an aggregate of 6,705,029 common units and 12,205,029 subordinated units of the Partnership and the issuance to Teekay GP L.L.C., a wholly owned subsidiary of Teekay Shipping Corporation, of the 2% general partner interest in the Partnership and all of the Partnership’s incentive distribution rights. This transfer represents a reorganization of entities under common control and will be recorded at historical cost.

UNAUDITED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS
OF
TEEKAY SHIPPING SPAIN S.L.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

TEEKAY SHIPPING SPAIN S.L. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(See Basis of Presentation — Note 1)

	Six Months	Four Months	Two Months
	Ended	Ended	Ended
	June 30,	April 30,	June 30,
	2003	2004	2004

	(in thousands of U.S. Dollars)
VOYAGE REVENUES	$39,551	$40,718	$17,453

OPERATING EXPENSES
Voyage expenses	2,905	1,842	1,462
Vessel operating expenses	11,969	10,302	4,584
Depreciation and amortization	10,825	8,585	6,426
General and administrative	4,009	2,103	808

Total operating expenses	29,708	22,832	13,280

Income from vessel operations	9,843	17,886	4,173

OTHER ITEMS
Interest expense	(14,602)	(21,475)	(8,632)
Interest income	3,052	8,692	3,473
Foreign currency exchange gain (loss) (note 7)	(43,787)	18,010	(6,189)
Interest rate swaps gain (loss) (note 11)	(26,829)	3,985	—
Other income (loss) — net (note 9)	1,951	(10,934)	604

Total other items	(80,215)	(1,722)	(10,744)

Net income (loss)	$(70,372)	$16,164	$(6,571)

The accompanying notes are an integral part of the unaudited consolidated interim financial statements.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

TEEKAY SHIPPING SPAIN S.L. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEET

(See Basis of Presentation — Note 1)

As at
June 30, 2004

(in thousands of
U.S. Dollars)
ASSETS
Current
Cash and cash equivalents	$11,469
Restricted cash — current (note 3)	75,064
Marketable securities (note 4)	3,893
Accounts receivable	4,485
Prepaid expenses and other assets	3,917

Total current assets	98,828

Restricted cash — long term (note 3)	318,339
Vessels and equipment (note 7)
At cost, less accumulated depreciation of $59,785	242,512
Vessels under capital leases, at cost, less accumulated depreciation of $25,382	351,825
Advances on newbuilding contracts (note 12)	229,063

Total vessels and equipment	823,400

Other assets	15,049
Intangible assets — net (note 5)	181,289
Goodwill (note 5)	39,279

Total assets	$1,476,184

LIABILITIES AND STOCKHOLDER’S EQUITY
Current
Accounts payable	$5,656
Accrued liabilities	3,212
Current portion of long-term debt (note 7)	39,941
Current obligation under capital leases (note 3)	59,816

Total current liabilities	108,625
Long-term debt (note 7)	674,058
Long-term obligation under capital leases (note 3)	315,432
Other long-term liabilities	93,447

Total liabilities	1,191,562

Commitments and contingencies (note 12)
Stockholder’s equity
Capital stock (note 8)	1,580
Additional paid in capital (note 1)	439,978
Accumulated deficit	(151,944)
Accumulated other comprehensive loss	(4,992)

Total stockholder’s equity	284,622

Total liabilities and stockholder’s equity	$1,476,184

The accompanying notes are an integral part of the unaudited consolidated interim financial statements.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

TEEKAY SHIPPING SPAIN S.L. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(See Basis of Presentation — Note 1)

	Six Months	Four Months	Two Months
	Ended	Ended	Ended
	June 30,	April 30,	June 30,
	2003	2004	2004

	(in thousands of U.S. Dollars)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	$(70,372)	$16,164	$(6,571)
Non-cash items:
Depreciation and amortization	10,825	8,585	6,426
Gain on sale of marketable securities	(723)	(85)	—
Loss on sale of other assets	—	11,922	—
Deferred income tax	(756)	(1,131)	(614)
Foreign currency exchange loss (gain)	39,593	(16,525)	6,021
Interest rate swaps loss (gain)	26,829	(3,985)	—
Other — net	5,395	(1,048)	(1,655)
Change in non-cash working capital items related to operating activities	97	911	(11)
Expenditures for drydocking	(3,884)	—	—

Net operating cash flow	7,004	14,808	3,596

FINANCING ACTIVITIES
Proceeds from long-term debt	48,701	2,359	4,785
Scheduled repayments of long-term debt	(15,825)	(9,899)	(2,337)
Scheduled repayments of capital lease obligations	(1,186)	(1,777)	(801)
Prepayments of long-term debt	—	(20,575)	—
Increase in restricted cash	(3,687)	—	—
Other	—	4,046	—

Net financing cash flow	28,003	(25,846)	1,647

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(35,791)	(5,522)	(4,965)
Proceeds from sale of marketable securities	(1,124)	899	—
Net proceeds from sale of other assets	1,108	6,251	—
Other	(4,248)	(727)	—

Net investing cash flow	(40,055)	901	(4,965)

Increase (decrease) in cash and cash equivalents	(5,048)	(10,137)	278
Cash and cash equivalents, beginning of the period	17,860	21,328	11,191

Cash and cash equivalents, end of the period	$12,812	$11,191	$11,469

The accompanying notes are an integral part of the unaudited consolidated interim financial statements.

TEEKAY SHIPPING SPAIN S.L. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars unless otherwise indicated)
(Information as at June 30, 2004 and for the Six, Four and Two Months
Ended June 30, 2003, April 30, 2004 and June 30, 2004 is unaudited)

1.	Basis of Presentation

      On April 30, 2004, Teekay Shipping Corporation through its subsidiary, Teekay Luxembourg S.a.r.l., acquired all of the outstanding shares of Naviera F. Tapias S.A. and its subsidiaries (or Tapias) and renamed it Teekay Shipping Spain S.L. (Teekay Spain or the Company). Teekay Spain is engaged in the marine transportation of crude oil and liquefied natural gas (or LNG). Teekay Shipping Corporation acquired Teekay Spain for $298.2 million in cash, plus the assumption of debt and remaining newbuilding commitments. The financial statements for the four months ended April 30, 2004 reflect the period in 2004 prior to the acquisition of Teekay Spain. The results for the two months ended June 30, 2004 reflect the comprehensive revaluation of all assets (including intangible assets and goodwill) and liabilities of the Company at their fair market values on the date of the acquisition. The amount of the revaluation was $440.0 million and is presented as additional paid-in capital.

      Prior to the acquisition, Teekay Spain disposed of three businesses previously held in subsidiaries and unrelated to the marine transportation operations purchased by Teekay Shipping Corporation. These unaudited consolidated interim financial statements do not include the results of these three unrelated businesses. In addition, immediately preceding the closing of the acquisition, Teekay Spain sold to its then controlling stockholder marketable securities, real estate, a yacht and other assets (see Note 9). These unaudited consolidated interim financial statements do include the results of these assets.

      The accompanying unaudited consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States. Certain information and footnote disclosures required by U.S. generally accepted accounting principles for complete annual financial statements have been omitted and, therefore, these unaudited consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2003. In the opinion of management, these statements reflect all adjustments (consisting only of normal recurring accruals) necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the six, four and two months ended June 30, 2003, April 30, 2004, and June 30, 2004, respectively, are not necessarily indicative of those for a full fiscal year.

TEEKAY SHIPPING SPAIN S.L. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

(all tabular amounts stated in thousands of U.S. Dollars unless otherwise indicated)

      The following table summarizes the fair value of the assets and liabilities of the Company at April 30, 2004, the date Teekay Shipping Corporation acquired the Company. Because the Company is in the process of finalizing the valuation of intangible assets represented by acquired time charter contracts, the allocation of the purchase price is subject to further refinement. To complete the valuation, the Company is reviewing assumptions underlying the initial valuation of the time charter contracts.

As at
April 30, 2004

ASSETS
Cash, cash equivalents and short-term restricted cash	$85,092
Other current assets	7,415
Vessels and equipment	821,939
Restricted cash — long term	311,664
Other assets — long-term	15,355
Intangible assets subject to amortization:
Time-charter contracts (weighted average remaining useful life of 19.2 years)	183,052
Goodwill ($3.6 million fixed-rate tanker segment, and $35.7 million fixed-rate LNG segment)	39,279

Total assets acquired	$1,463,796

LIABILITIES
Current liabilities	$98,428
Long-term debt	668,733
Obligations under capital leases	311,011
Other long-term liabilities	87,439

Total liabilities assumed	1,165,611

Net assets acquired (cash consideration)	$298,185

2.	Segment Reporting

      The Company has two reportable segments: its Suezmax tanker segment and its LNG carrier segment. The Company’s Suezmax tanker segment consists of conventional crude oil tankers operating either on fixed-rate time-charter contracts or on the spot market. The Company’s LNG carrier segment consists of LNG carriers subject to fixed-rate time charters. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s audited consolidated financial statements.

TEEKAY SHIPPING SPAIN S.L. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

(all tabular amounts stated in thousands of U.S. Dollars unless otherwise indicated)

      The following tables present results for these segments for the six, four and two months ended June 30, 2003, April 30, 2004 and June 30, 2004.

	Suezmax
	Tanker	LNG Carrier
Six months ended June 30, 2003	Segment	Segment	Total

Voyage revenues	$28,219	$11,332	$39,551
Voyage expenses	2,867	38	2,905
Vessel operating expenses	9,907	2,062	11,969
Depreciation and amortization	8,606	2,219	10,825
General and administrative(1)	3,436	573	4,009

Income from vessel operations	$3,403	$6,440	$9,843

Expenditures for vessels and equipment	$4,755	$31,036	$35,791

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

	Suezmax
	Tanker	LNG Carrier
Four months ended April 30, 2004	Segment	Segment	Total

Voyage revenues	$24,708	$16,010	$40,718
Voyage expenses	1,809	33	1,842
Vessel operating expenses	7,196	3,106	10,302
Depreciation and amortization	6,047	2,538	8,585
General and administrative(1)	$1,577	$526	$2,103

Income from vessel operations	$8,079	$9,807	$17,886

Expenditures for vessels and equipment	$5,039	$483	$5,522

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

	Suezmax
	Tanker	LNG Carrier
Two months ended June 30, 2004	Segment	Segment	Total

Voyage revenues	$9,454	$7,999	$17,453
Voyage expenses	1,347	115	1,462
Vessel operating expenses	2,947	1,637	4,584
Depreciation and amortization	3,679	2,747	6,426
General and administrative(1)	604	204	808

Income from vessel operations	$877	$3,296	$4,173

Total assets at June 30, 2004	$310,974	$1,139,252	$1,450,226
Expenditures for vessels and equipment	4,651	314	4,965

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

TEEKAY SHIPPING SPAIN S.L. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

(all tabular amounts stated in thousands of U.S. Dollars unless otherwise indicated)

     A reconciliation of total segment assets to total assets presented in the unaudited consolidated balance sheet as at June 30, 2004 is as follows:

As at
June 30,
2004

Total assets of all segments	$1,450,226
Cash and cash equivalents and marketable securities	15,362
Accounts receivable and other assets	10,596

Consolidated total assets	$1,476,184

3.	Capital Lease Obligations and Restricted Cash

     Capital Leases

      Suezmax Tankers. As at June 30, 2004, the Company was party to capital leases on three Suezmax tankers. Under the terms of the lease arrangements — which include the Company’s contracted right to full operation of the vessels pursuant to bareboat charters — the Company is required to purchase these vessels at the end of their respective lease terms for a fixed price. As at June 30, 2004, the commitments under these capital leases, including the purchase obligations, approximated $167.4 million (including imputed interest of $27.9 million), repayable as follows:

Year	Commitment

2004	$8.6 million
2005	17.0 million
2006	141.8 million

      LNG Carriers. As at June 30, 2004, the Company was a party to capital leases on two LNG carriers (including one newbuilding on order), which are structured as “Spanish tax leases.” Under the terms of the Spanish tax leases, the Company will purchase these vessels at the end of their respective lease terms in 2006 and 2011, both of which purchase obligations have been fully funded with restricted cash deposits described below. As at June 30, 2004, the commitments under the capital lease for our existing LNG carrier approximated 213.0 million Euros ($258.9 million) (including imputed interest of 24.4 million Euros, or $23.1 million), repayable as follows:

Year	Commitment

2004	56.0 million Euros ($68.0 million)
2005	56.0 million Euros ($68.0 million)
2006	101.1 million Euros ($122.8 million)

      During 2003, these two LNG carriers were sold for aggregate proceeds of $399.2 million and leased back on terms described above. The sale of these vessels resulted in a gain of $70.5 million, which has been deferred and will be amortized over the remaining estimated useful life of the vessels.

     Restricted Cash

      Under the terms of the Spanish tax leases for our LNG carriers, the Company is required to have on deposit with financial institutions an amount of cash equal to the present value of the remaining amounts owing under the leases (including the obligations to purchase the LNG carriers at the end of the lease periods). This amount was 308.6 million Euros ($389.8 million) as at December 31, 2003 and 317.0 million Euros ($385.3 million) as at June 30, 2004. These cash deposits are restricted to being used

TEEKAY SHIPPING SPAIN S.L. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

(all tabular amounts stated in thousands of U.S. Dollars unless otherwise indicated)

for capital lease payments and have been fully funded with term loans (see Note 7) and a Spanish government grant. The interest rates earned on the deposits are the same as the interest rate implicit in the Spanish tax leases. As at June 30, 2004, the weighted-average interest rate earned on the deposits and which was implicit in the Spanish tax leases was 5.3%. The Company is committed to placing an additional 40 million Euros ($48.6 million) on deposit when the Company takes delivery of its LNG newbuilding in the fourth quarter of 2004.

      The Company also maintains cash on deposit relating to certain term loans, which cash totalled $8.1 million as at June 30, 2004.

4.	Investments in Marketable Securities

      Marketable securities primarily represent investments in certain short-term debt securities with certain Spanish financial institutions. At June 30, 2004, the cost of marketable securities and their approximate market and carrying values equalled $3.9 million, reflecting no unrealized gain or loss.

5.	Intangible Assets and Goodwill

      As at June 30, 2004, intangible assets consisted of:

	Weighted-Average	Gross		Net
	Amortization	Carrying	Accumulated	Carrying
	Period	Amount	Amortization	Amount

(years)
Time-charter contracts	19.2	$183,052	$1,763	$181,289

      All intangible assets were recognized on April 30, 2004 (see Note 1). Aggregate amortization expense of intangible assets for the two months ended June 30, 2004 was approximately $1.8 million. There was no amortization of intangible assets for the six months ended June 30, 2003 or the four months ended April 30, 2004. The Company’s intangible assets are being amortized on a straight-line basis over the term of the time charter contracts.

      As at June 30, 2004, goodwill that resulted from Teekay Shipping Corporation’s acquisition of the Company consisted of:

	Suezmax
	Tanker	LNG Carrier
	Segment	Segment	Total

Goodwill	$3,648	$35,631	$39,279

Goodwill is not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise.

6.     Cash Interest Payments

      Cash interest paid by the Company during the six, four and two months ended June 30, 2003, April 30, 2004 and June 30, 2004 approximated $17.4 million, $14.7 million and $6.4 million, respectively.

TEEKAY SHIPPING SPAIN S.L. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

(all tabular amounts stated in thousands of U.S. Dollars unless otherwise indicated)

7.     Long-Term Debt

As at
June 30, 2004

U.S. Dollar-denominated Term Loans due through 2029	$370,173
Euro-denominated Term Loans due through 2023	343,826

Total, including current portion	713,999
Less current portion	39,941

Total	$674,058

      The Company has several term loans outstanding, which, as at June 30, 2004, totaled $370.2 million of U.S. Dollar-denominated loans and 282.9 million Euros ($343.8 million) of Euro-denominated loans. A portion of these loans ($329.9 million) were used to make restricted cash deposits that fully fund payments under capital leases (see Note 3).

      All Euro-denominated term loans are revalued at the end of each period using the then prevailing Euro/U.S. Dollar exchange rate. Due substantially to this revaluation, the Company recognized foreign exchange losses of $43.8 million, foreign exchange gains of $18.0 million and foreign exchange losses of $6.2 million respectively, in the six, four and two months ended June 30, 2003, April 30, 2004 and June 30, 2004.

      The weighted-average effective interest rates for debt outstanding at June 30, 2004 were 2.2% (U.S. Dollar-denominated debt) and 3.3% (Euro-denominated debt). These rates do not reflect the effect of related interest rate swaps (see Note 11).

      The term loans reduce in monthly, quarterly or semi-annual payments with varying maturities through 2029. All term loans of the Company are collateralized by first preferred mortgages on the vessels to which the loans relate, together with certain other collateral and guarantees from the Company.

      The Company has used interest rate swaps to hedge certain of its floating-rate debt (see Note 11).

      The Company’s term loans contain restrictive covenants including, in some cases, requirements to maintain restricted cash deposits, unencumbered liquidity and minimum tangible net worth.

8.     Capital Stock

      The authorized capital stock of Teekay Spain at June 30, 2004 was 18,425 shares of common stock, with a par value of 60.10 Euros per share. As at June 30, 2004, Teekay Spain had 18,425 shares of common stock issued and outstanding.

9.     Other Income (Loss) — net

	Six Months	Four Months	Two Months
	Ended	Ended	Ended
	June 30,	April 30,	June 30,
	2003	2004	2004

Gain on sale of marketable securities	$723	$85	—
Loss on sale of other assets (note 1)	—	(11,922)	—
Income tax recovery	194	645	$573
Miscellaneous	1,034	258	31

Total	$1,951	$(10,934)	$604

TEEKAY SHIPPING SPAIN S.L. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

(all tabular amounts stated in thousands of U.S. Dollars unless otherwise indicated)

10.     Comprehensive Income (Loss)

	Six Months	Four Months	Two Months
	Ended	Ended	Ended
	June 30,	April 30,	June 30,
	2003	2004	2004

Net income (loss)	$(70,372)	$16,164	$(6,571)
Other comprehensive income (loss):
Unrealized loss on derivative instruments	—	—	(9,420)
Reclassification adjustment for loss on derivative instruments	—	—	4,428
Unrealized gain on available-for-sale securities	1,128	467	—
Reclassification adjustment for gain on available-for-sale securities included in net income	(470)	(55)	—

Comprehensive income (loss)	$(69,714)	$16,576	$(11,563)

11.     Derivative Instruments and Hedging Activities

      The Company uses derivatives only for hedging purposes.

      As at June 30, 2004, the Company was committed to the following interest rate swap agreements related to its LIBOR and EURIBOR based debt, whereby certain of the Company’s floating-rate debt was swapped with fixed-rate obligations:

			Weighted-
			Average	Fixed
	Interest Rate	Principal	Remaining	Interest
	Index	Amount	Term	Rate(1)

			(years)
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	$286,308	21.5	6.7%
Euro-denominated interest rate swaps(3)	EURIBOR	343,826	19.8	5.9

(1)	Excludes the margin the Company pays on its floating-rate debt.

(2)	Principal amount increases to $330.7 million by August 2004 and then reduces monthly to zero by the maturity dates of the swap agreements.

(3)	Principal amount increases to 325.1 million Euros ($390.1 million) by December 2004 and then reduces monthly to 70.1 million Euros ($84.1 million) by the maturity dates of the swap agreements.

     Although these interest rate swaps are being used to hedge the interest rate risk on certain debt described in Note 7, the Company did not designate them as cash flow hedges under current U.S. accounting guidelines until its acquisition by Teekay Shipping Corporation on April 30, 2004. Consequently, any change in fair value of these swaps prior to April 30, 2004 is recorded in earnings of the period in which the change in value occurred. During the six months ended June 30, 2003 and the four months ended April 30, 2004, the Company incurred a loss of $26.8 million and a gain of $4.0 million, respectively, due to the change in fair value of its interest rate swaps.

      Subsequent to April 30, 2004, changes in the fair value of the designated interest rate swaps are recognized in other comprehensive income (loss) until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income.

      The Company is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap agreements; however, counterparties to these agreements are major financial institutions and the Company considers the risk of loss due to nonperformance to be minimal. The Company requires no collateral from the institutions.

TEEKAY SHIPPING SPAIN S.L. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

(all tabular amounts stated in thousands of U.S. Dollars unless otherwise indicated)

12.     Commitments and Contingencies

      As at June 30, 2004, the Company was committed to the construction of three Suezmax tankers and two LNG carriers scheduled for delivery between July 2004 and July 2005, at a total cost of approximately $484.8 million, excluding capitalized interest. As at June 30, 2004, payments made towards these commitments totaled $139.1 million, excluding capitalized interest, miscellaneous construction costs and deferred gain on the sale and leaseback of an LNG newbuilding. Long-term financing arrangements existed for $222.0 million (including a capital lease for $192.0 million) of the unpaid cost of these vessels. As at June 30, 2004, the remaining payments required to be made under these newbuilding contracts were: $264.9 million in 2004; and $80.8 million in 2005. One of the LNG newbuildings was delivered in July 2004 and has commenced service under a 25-year fixed-rate time charter.

13.     Subsequent Events

      On November 3, 2004, Teekay LNG Partners, L.P. (the Partnership) was formed to ultimately own and operate the LNG and Suezmax crude oil marine transportation businesses currently conducted by the Company and to undertake an initial public offering. At the closing of the initial public offering of the Partnership, which is expected to occur in the first quarter of 2005, the shares of Teekay Luxembourg S.a.r.l. and its subsidiary, Teekay Spain, will be contributed to the Partnership in exchange for an aggregate of 6,705,029 common units and 12,205,029 subordinated units of the Partnership and the issuance to Teekay GP L.L.C., a wholly owned subsidiary of Teekay Shipping Corporation, of the 2% general partner interest in the Partnership and all of the Partnership’s incentive distribution rights. This transfer represents a reorganization of entities under common control and will be recorded at historical cost.

      In December 2004, the Company sold the Granada Spirit (a single-hulled Suezmax tanker with a net book value of $22.5 million at June 30, 2004) to a subsidiary of Teekay Shipping Corporation not organized in Spain for $26.5 million. This sale was done in connection with significant drydocking and re-flagging of the vessel. The Company operated the vessel on the spot market until it was sold.

UNAUDITED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS
OF
TEEKAY LUXEMBOURG S.A.R.L.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

TEEKAY LUXEMBOURG S.A.R.L. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF LOSS

Three Months
Ended
June 30, 2004

(in thousands of
U.S. Dollars)
VOYAGE REVENUES	$17,453

OPERATING EXPENSES
Voyage expenses	1,462
Vessel operating expenses	4,584
Depreciation and amortization	6,426
General and administrative	854

Total operating expenses	13,326

Income from vessel operations	4,127

OTHER ITEMS
Interest expense (notes 8 and 9)	(11,070)
Interest income	3,491
Foreign currency exchange loss (note 8)	(9,975)
Other income — net (note 11)	604

Total other items	(16,950)

Net loss	$(12,823)

The accompanying notes are an integral part of the unaudited consolidated interim financial statements.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

TEEKAY LUXEMBOURG S.A.R.L. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEET

As at
June 30, 2004

(in thousands of
U.S. dollars)
ASSETS
Current
Cash and cash equivalents	$21,516
Restricted cash — current (note 4)	75,064
Marketable securities (note 5)	3,893
Accounts receivable	4,485
Prepaid expenses and other assets	3,925

Total current assets	108,883

Restricted cash — long term (note 4)	318,339
Vessels and equipment (note 8)
At cost, less accumulated depreciation of $2,488	242,512
Vessels under capital leases, at cost, less accumulated depreciation of $2,175	351,825
Advances on newbuilding contracts (note 14)	229,063

Total vessels and equipment	823,400

Other assets	15,049
Intangible assets — net (note 6)	181,289
Goodwill (note 6)	39,279

Total assets	$1,486,239

LIABILITIES AND STOCKHOLDER’S DEFICIT
Current
Accounts payable	$5,680
Accrued liabilities	5,657
Current portion of long-term debt (note 8)	39,941
Current obligation under capital leases (note 4)	59,816
Advances from affiliate (note 9)	309,858

Total current liabilities	420,952
Long-term debt (note 8)	674,058
Long-term obligation under capital leases (note 4)	315,432
Other long-term liabilities	93,432

Total liabilities	1,503,874

Commitments and contingencies (note 14)
Stockholder’s deficit
Capital stock (note 10)	180
Accumulated deficit	(12,823)
Accumulated other comprehensive loss	(4,992)

Total stockholder’s deficit	(17,635)

Total liabilities and stockholder’s deficit	$1,486,239

The accompanying notes are an integral part of the unaudited consolidated interim financial statements.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

TEEKAY LUXEMBOURG S.A.R.L. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

Three Months
Ended
June 30, 2004

(in thousands of
U.S. dollars)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net loss	$(12,823)
Non-cash items:
Depreciation and amortization	6,426
Deferred income recovery	(614)
Foreign currency exchange loss	9,807
Other — net	795
Change in non-cash working capital items related to operating activities	1,127

Net operating cash flow	4,718

FINANCING ACTIVITIES
Proceeds from long-term debt	4,785
Scheduled repayments of long-term debt	(2,337)
Scheduled repayments of capital lease obligations	(801)
Proceeds from issuance of Common Stock	180
Advances from affiliate	306,048

Net financing cash flow	307,875

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(4,965)
Purchase of Teekay Shipping Spain, S.L. net of cash acquired of $11,191 (note 2)	(286,112)

Net investing cash flow	(291,077)

Increase in cash and cash equivalents	21,516
Cash and cash equivalents, beginning of the period	—

Cash and cash equivalents, end of the period	$21,516

The accompanying notes are an integral part of the unaudited consolidated interim financial statements.

TEEKAY LUXEMBOURG S.A.R.L. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars unless otherwise indicated)
(Information as at June 30, 2004 and for the Three Months Ended
June 30, 2004 is unaudited)

1.	Basis of Presentation

      The accompanying unaudited consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States. They include the accounts of Teekay Luxembourg S.a.r.l., which was incorporated under the laws of Luxembourg on April 7, 2004, and its wholly owned or controlled subsidiaries (collectively, the Company). Certain information and footnote disclosures required by U.S. generally accepted accounting principles for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the audited financial statements of Teekay Shipping Spain, S.L. for the year ended December 31, 2003. In the opinion of management, these statements reflect all adjustments (consisting only of normal recurring accruals) necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the period from the date of incorporation on April 7, 2004 to June 30, 2004 are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated.

2.	Acquisition of Teekay Shipping Spain, S.L.

      On April 30, 2004, the Company acquired all of the outstanding shares of Naviera F. Tapias S.A. and its subsidiaries (or Tapias) and renamed it Teekay Shipping Spain S.L. (or Teekay Spain). The Company acquired Teekay Spain for $298.2 million in cash, plus the assumption of debt and remaining newbuilding commitments. Management believes the acquisition of the Teekay Spain business has provided the Company with a strategic platform from which to expand its presence in the liquified natural gas (or LNG) shipping sector and immediate access to reputable LNG operations. The Company anticipates this will benefit it when bidding on future LNG projects. These benefits contributed to the recognition of goodwill. Teekay Spain’s results of operations have been consolidated with the Company’s results commencing May 1, 2004.

      As at June 30, 2004, the Company’s LNG fleet consisted of two existing vessels, as well as one newbuilding scheduled for delivery in July 2004 and one newbuilding scheduled for delivery in the fourth quarter of 2004. All four vessels were contracted under long-term, fixed-rate time charters to major Spanish energy companies. As at June 30, 2004, the Company’s conventional crude oil tanker fleet consisted of six Suezmax tankers, one newbuilding scheduled for delivery in the fourth quarter of 2004 and two in 2005. Five of the conventional tankers were contracted under long-term, fixed-rate time charters with a major Spanish oil company. The sixth tanker traded in the spot market.

TEEKAY LUXEMBOURG S.A.R.L. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

(all tabular amounts stated in thousands of U.S. Dollars unless otherwise indicated)

      The following table summarizes the fair value of the assets and liabilities of the Company at April 30, 2004, the date Teekay Shipping Corporation acquired the Company. Because the Company is in the process of finalizing the valuation of intangible assets represented by acquired time charter contracts, the allocation of the purchase price is subject to further refinement. To complete the valuation, the Company is reviewing assumptions underlying the initial valuation of the time charter contracts.

As at
April 30, 2004

ASSETS
Cash, cash equivalents and short-term restricted cash	$85,092
Other current assets	7,415
Vessels and equipment	821,939
Restricted cash — long term	311,664
Other assets — long-term	15,355
Intangible assets subject to amortization:
Time-charter contracts (weighted average remaining useful life of 19.2 years)	183,052
Goodwill ($3.6 million fixed-rate tanker segment, and $35.7 million fixed-rate LNG segment)	39,279

Total assets acquired	$1,463,796

LIABILITIES
Current liabilities	$98,428
Long-term debt	668,733
Obligations under capital leases	311,011
Other long-term liabilities	87,439

Total liabilities assumed	1,165,611

Net assets acquired (cash consideration)	$298,185

3.	Segment Reporting

      The Company has two reportable segments: its Suezmax tanker segment and its LNG carrier segment. The Company’s Suezmax tanker segment consists of conventional crude oil tankers operating either on fixed-rate time-charter contracts or on the spot market. The Company’s LNG carrier segment consists of LNG carriers subject to fixed-rate time-charter contracts. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s unaudited consolidated financial statements.

TEEKAY LUXEMBOURG S.A.R.L. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

(all tabular amounts stated in thousands of U.S. Dollars unless otherwise indicated)

      The following table presents results for these segments for the three months ended June 30, 2004. The table includes the results of Teekay Spain following its acquisition on April 30, 2004.

	Suezmax
	Tanker	LNG Carrier
Three months ended June 30, 2004	Segment	Segment	Total

Voyage revenues	$9,454	$7,999	$17,453
Voyage expenses	1,347	115	1,462
Vessel operating expenses	2,947	1,637	4,584
Depreciation and amortization	3,679	2,747	6,426
General and administrative(1)	638	216	854

Income from vessel operations	$843	$3,284	$4,127

Total assets at June 30, 2004.	$310,974	$1,139,252	$1,450,226
Expenditures for vessels and equipment	4,651	314	4,965

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

     A reconciliation of total segment assets to total assets presented in the unaudited consolidated interim balance sheet is as follows:

As at
June 30, 2004

Total assets of all segments	$1,450,226
Cash and cash equivalents and marketable securities	25,409
Accounts receivable and other assets	10,604

Consolidated total assets	$1,486,239

4.	Capital Lease Obligations and Restricted Cash

Capital Leases

      Suezmax Tankers. As at June 30, 2004, the Company was party to capital leases on three Suezmax tankers. Under the terms of the lease arrangements — which include the Company’s contractual right to full operation of the vessels pursuant to bareboat charters — the Company is required to purchase these vessels at the end of their respective lease terms for a fixed price. As at June 30, 2004, the commitments under these capital leases, including the purchase obligations, approximated $167.4 million (including imputed interest of $27.9 million), repayable as follows:

Year	Commitment

2004	$8.6 million
2005	17.0 million
2006	141.8 million

      LNG Carriers. As at June 30, 2004, the Company was a party to capital leases on two LNG carriers (including one newbuilding on order), which are structured as “Spanish tax leases.” Under the terms of the Spanish tax leases, the Company will purchase these vessels at the end of their respective lease terms in 2006 and 2011, both of which purchase obligations have been fully funded with restricted cash deposits

TEEKAY LUXEMBOURG S.A.R.L. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

(all tabular amounts stated in thousands of U.S. Dollars unless otherwise indicated)

described below. As at June 30, 2004, the commitments under the capital lease for our existing LNG carrier approximated 213.0 million Euros ($258.9 million) (including imputed interest of 24.4 million Euros, or $23.1 million), repayable as follows:

Year	Commitment

2004	56.0 million Euros ($68.0 million)
2005	56.0 million Euros ($68.0 million)
2006	101.1 million Euros ($122.8 million)

      During 2003, these two LNG carriers were sold for aggregate proceeds of $399.2 million and leased back on terms described above. The sale of these vessels resulted in a gain of $70.5 million, which has been deferred and will be amortized over the remaining estimated useful life of the vessels.

Restricted Cash

      Under the terms of the Spanish tax leases for our LNG carriers, the Company is required to have on deposit with financial institutions an amount of cash equal to the present value of the remaining amounts owing under the leases (including the obligations to purchase the LNG carriers at the end of the lease periods). This amount was 317.0 million Euros ($385.3 million) as at June 30, 2004. These cash deposits are restricted to being used for capital lease payments and have been fully funded with term loans (see Note 8) and a Spanish government grant. The interest rates earned on the deposits are the same as the interest rate implicit in the Spanish tax leases. As at June 30, 2004, the weighted-average interest rate earned on the deposits and which was implicit in the Spanish tax leases was 5.3%. The Company is committed to placing an additional 40 million Euros ($48.6 million) on deposit when the Company takes delivery of its LNG newbuilding in the fourth quarter of 2004.

      The Company also maintains cash on deposit in respect of certain term loans, which cash totalled $8.1 million as at June 30, 2004.

5.	Investments in Marketable Securities

      Marketable securities primarily represent investments in certain short-term debt securities with certain Spanish financial institutions. At June 30, 2004, the cost of marketable securities and their approximate market and carrying values equalled $3.9 million, reflecting no unrealized gain or loss.

6.     Intangible Assets and Goodwill

      As at June 30, 2004, intangible assets consisted of:

Weighted-
	Average	Gross		Net
	Amortization	Carrying	Accumulated	Carrying
	Period	Amount	Amortization	Amount

(years)
Time-charter contracts	19.2	$183,052	$1,763	$181,289

      All intangible assets were recognized on April 30, 2004 (see Note 2). Aggregate amortization expense of intangible assets for the two months ended June 30, 2004 was approximately $1.8 million. The Company’s intangible assets are being amortized on a straight-line basis over the term of the time charters.

TEEKAY LUXEMBOURG S.A.R.L. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

(all tabular amounts stated in thousands of U.S. Dollars unless otherwise indicated)

      The changes in the carrying amount of goodwill for the three months ended June 30, 2004 for the Company’s reporting segments, are as follows:

	Suezmax
	Tanker	LNG Carrier
	Segment	Segment	Total

Balance as of April 7, 2004	—	—	—
Goodwill acquired (note 2)	$3,648	$35,631	$39,279

Balance as of June 30, 2004	3,648	35,631	39,279

      Goodwill is not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise.

7.     Cash Interest Payments

      Cash interest paid by the Company during the three months ended June 30, 2004 approximated $6.4 million.

8.     Long-Term Debt

As at
June 30, 2004

U.S. Dollar-denominated Term Loans due through 2029	$370,173
Euro-denominated Term Loans due through 2023	343,826

Total, including current portion	713,999
Less current portion	39,941

Total	$674,058

      The Company has several term loans outstanding, which, as at June 30, 2004, totaled $370.2 million of U.S. Dollar-denominated loans and 282.9 million Euros ($343.8 million) of Euro-denominated loans. A portion of the loans ($329.9 million) were used to make restricted cash deposits that fully fund payments under capital leases (see Note 4).

      All Euro-denominated term loans and Euro-denominated advances from affiliates (see Note 9) are revalued at the end of each period using the then prevailing Euro/ U.S. Dollar exchange rate. Due substantially to this revaluation, the Company recognized foreign exchange losses of $10.0 million in the three months ended June 30, 2004.

      The weighted-average effective interest rates for debt outstanding at June 30, 2004 were 2.2% (U.S. Dollar-denominated debt) and 3.3% (Euro-denominated debt). These rates do not reflect the effect of related interest rate swaps (see Note 13).

      For the three months ended June 30, 2004, interest expense incurred on the term loans was $8.6 million.

      The term loans reduce in monthly, quarterly or semi-annual payments with varying maturities through 2029. All term loans of the Company are collateralized by first preferred mortgages on the vessels to which the loans relate, together with certain other collateral and guarantees from the Company.

      The Company has used interest rate swaps to hedge certain of its floating-rate debt (see note 13).

TEEKAY LUXEMBOURG S.A.R.L. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

(all tabular amounts stated in thousands of U.S. Dollars unless otherwise indicated)

      The Company’s term loans contain restrictive covenants including, in some cases, requirements to maintain restricted cash deposits, unencumbered liquidity and minimum tangible net worth.

9.     Advances from Affiliate

As at
June 30, 2004

Euro-denominated Demand Promissory Notes	$228,866
Euro-denominated Participating Loan	80,992

Total	$309,858

      The Company’s parent company, Teekay Shipping Corporation, has made several loans to it totaling 256.4 million Euros ($309.9 million) for the purchase of Teekay Spain. The Demand Promissory Notes bear interest based on EURIBOR plus margins ranging from 2.0% to 2.5%. As at June 30, 2004, the weighted-average interest rate outstanding on the Company’s Demand Promissory Notes was 4.22%. The Participating Loan bears interest at a fixed rate of 5.4% plus a variable component (not exceeding 6%) based on the Company’s net cash flow. As at June 30, 2004, the interest rate outstanding on the Company’s Participating Loan was 5.4%. For the three months ended June 30, 2004, total interest expense incurred on the Demand Promissory Notes and the Participating Loan was 2.0 million Euros ($2.4 million). The Demand Promissory Notes, which are collateralized by the Company’s assets, are repayable within 30 business days from the date written demand for repayment is received. The Participating Loan, which is unsecured, is repayable on April 28, 2014.

10.     Capital Stock

      The authorized capital stock of the Company at June 30, 2004 was 1,500 shares of common stock, with a par value of 100.00 Euros per share. As at June 30, 2004, the Company had 1,500 shares of common stock issued and outstanding.

11.     Other Income

Three Months
Ended
June 30, 2004

Income tax recovery	$573
Miscellaneous	31

Total	$604

12.     Comprehensive Loss

Three Months
Ended
June 30, 2004

Net loss	$(12,823)
Other comprehensive loss:
Unrealized loss on derivative instruments	(9,420)
Reclassification adjustment for loss on derivative instruments	4,428

Comprehensive loss	$(17,815)

TEEKAY LUXEMBOURG S.A.R.L. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

(all tabular amounts stated in thousands of U.S. Dollars unless otherwise indicated)

13.     Derivative Instruments and Hedging Activities

      The Company uses derivatives only for hedging purposes.

      As at June 30, 2004, the Company was committed to the following interest rate swap agreements related to its LIBOR and EURIBOR based debt, whereby certain of the Company’s floating-rate debt was swapped with fixed-rate obligations:

			Weighted-
	Interest		Average	Fixed
	Rate	Principal	Remaining	Interest
	Index	Amount	Term	Rate(1)

			(years)
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	$286,308	21.5	6.7%
Euro-denominated interest rate swaps(3)	EURIBOR	343,826	19.8	5.9

(1)	Excludes the margin the Company pays on its floating-rate debt.

(2)	Principal amount increases to $330.7 million by August 2004 and then reduces monthly to zero by the maturity dates of the swap agreements.

(3)	Principal amount increases to 325.1 million Euros ($390.1 million) by December 2004 and then reduces monthly to 70.1 million Euros ($84.1 million) by the maturity dates of the swap agreements.

      Changes in the fair value of the designated interest rate swaps (cash flow hedges) are recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income.

      The Company is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap agreements; however, counterparties to these agreements are major financial institutions and the Company considers the risk of loss due to nonperformance to be minimal. The Company requires no collateral from these institutions.

14.     Commitments and Contingencies

      As at June 30, 2004, the Company was committed to the construction of three Suezmax tankers and two LNG carriers scheduled for delivery between July 2004 and July 2005, at a total cost of approximately $484.8 million, excluding capitalized interest. As at June 30, 2004, payments made towards these commitments totaled $139.1 million, excluding capitalized interest, miscellaneous construction costs and deferred gain on the sale and leaseback of an LNG newbuilding. Long-term financing arrangements existed for $222.0 million (including a capital lease for $192.0 million) of the unpaid cost of these vessels. As at June 30, 2004, the remaining payments required to be made under these newbuilding contracts were: $264.9 million in 2004; and $80.8 million in 2005. One of the LNG newbuildings, delivered in July 2004 and has commenced service under a 25-year fixed-rate time charter.

TEEKAY LUXEMBOURG S.A.R.L. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

(all tabular amounts stated in thousands of U.S. Dollars unless otherwise indicated)

15.     Subsequent Events

      On November 3, 2004, Teekay LNG Partners, L.P. (the Partnership) was formed to ultimately own and operate the LNG and Suezmax crude oil marine transportation businesses currently conducted by the Company and to undertake an initial public offering. At the closing of the initial public offering of the Partnership, which is expected to occur in the first quarter of 2005, the shares of Teekay Luxembourg S.a.r.l. and its subsidiary, Teekay Spain, will be contributed to the Partnership in exchange for an aggregate of 6,705,029 common units and 12,205,029 subordinated units of the Partnership and the issuance to Teekay GP L.L.C., a wholly owned subsidiary of Teekay Shipping Corporation, of the 2% general partner interest in the Partnership and all of the Partnership’s incentive distribution rights. This transfer represents a reorganization of entities under common control and will be recorded at historical cost.

      In December 2004, a subsidiary of the Company sold the Granada Spirit (a single-hulled Suezmax tanker with a net book value of $22.5 million at June 30, 2004) to a subsidiary of Teekay Shipping Corporation not organized in Spain for $26.5 million. This sale was done in connection with significant drydocking and re-flagging of the vessel. The Company’s subsidiary operated the vessel on the spot market until it was sold.

BALANCE SHEET

OF
TEEKAY LNG PARTNERS L.P.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of

TEEKAY LNG PARTNERS L.P.

      We have audited the accompanying balance sheet of Teekay LNG Partners L.P. as of November 9, 2004. This balance sheet is the responsibility of the Partnership’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Teekay LNG Partners L.P. at November 9, 2004 in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP
Chartered Accountants

Vancouver, Canada,

November 9, 2004
(except for Note 2, which is as of November 23, 2004)

TEEKAY LNG PARTNERS L.P.

BALANCE SHEET

As at
November 9, 2004

(U.S. dollars)
ASSETS
Cash and cash equivalents	$1,000

Commitments and contingencies (note 2)

PARTNERS’ EQUITY
Limited Partner	$980
General Partner	20

Total partners’ equity	$1,000

The accompanying notes are an integral part of this balance sheet.

TEEKAY LNG PARTNERS L.P.

NOTES TO BALANCE SHEET
(U.S. Dollars)

1.	Nature of Operations.

      Teekay LNG Partners L.P., a Marshall Islands limited partnership (or the Partnership), was formed on November 3, 2004 to ultimately own the capital stock of Teekay Luxembourg S.a.r.l. Teekay GP L.L.C., the Partnership’s general partner (or the General Partner), is a wholly owned subsidiary of Teekay Shipping Corporation. The Partnership intends to obtain the foregoing assets in connection with the initial public offering of its common units (the Offering).

      The Partnership has adopted a December 31 fiscal year end. The General Partner contributed $20 and Teekay Shipping Corporation contributed $980 to the Partnership on November 9, 2004. There have been no other transactions involving the Partnership as at November 9, 2004.

2.	Subsequent Events

      At the closing of the Offering, the following are among the transactions that are expected to occur:

•	Teekay Shipping Corporation will contribute to the Partnership (a) the capital stock and notes receivable of Teekay Luxembourg S.a.r.l., which owns Teekay Spain S.L., and (b) the capital stock of its subsidiary that owns the Granada Spirit Suezmax tanker;

•	The Partnership will issue to Teekay Shipping Corporation 6,705,029 common units and 12,205,029 subordinated units, representing a 75.9% limited partner interest in the Partnership;

•	The Partnership will issue to the General Partner a 2% general partner interest in the Partnership and all of the Partnership’s incentive distribution rights;

•	The Partnership will issue 5,500,000 common units to the public in an initial public offering and use the net proceeds to repay debt the Partnership owes to Teekay Shipping Corporation and to pay expenses associated with the public offering and related transactions;

•	The Partnership will enter into an omnibus agreement with Teekay Shipping Corporation, the General Partner and others governing, among other things, when the Partnership and Teekay Shipping Corporation may compete with each other and certain rights of first offer on LNG carriers and Suezmax tankers;

•	The Partnership and certain of its operating subsidiaries will enter into services agreements with certain subsidiaries of Teekay Shipping Corporation pursuant to which the Teekay Shipping Corporation subsidiaries will agree to provide to the Partnership administrative services and to such operating subsidiaries strategic consulting, advisory, ship management, technical and administrative services. These services will be valued at a reasonable, arms’-length fee that will include reimbursement of reasonable direct or indirect expenses incurred to provide these services;

•	The Partnership will enter into an agreement with Teekay Shipping Corporation to purchase all of its interest in three LNG newbuildings and the related 20-year time charters upon their scheduled deliveries in the fourth quarter of 2006 and the first half of 2007 for approximately $124.5 million, plus the assumption of approximately $468 million of long-term debt (such purchase to take place upon delivery of the first vessel, which is scheduled for the fourth quarter of 2006); and

•	The Partnership will enter into a short-term, fixed-rate time charter and vessel sales agreement with a subsidiary of Teekay Shipping Corporation for the Granada Spirit. The charter will terminate and Teekay Shipping Corporation will purchase the vessel upon delivery to the Partnership of the Suezmax newbuilding the Toledo Spirit, scheduled for July 2005. The purchase price is $19.5 million but will increase by $600,000 per month for a sale prior to July 2005 and will decrease by $250,000 per month for a sale after that month.

BALANCE SHEET

OF
TEEKAY GP L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of

TEEKAY GP L.L.C.

      We have audited the accompanying balance sheet of Teekay GP L.L.C. as of November 9, 2004. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Teekay GP L.L.C. at November 9, 2004 in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP
Chartered Accountants

Vancouver, Canada,

November 9, 2004
(except for Note 2, which is as of November 23, 2004)

TEEKAY GP L.L.C.

BALANCE SHEET

As at
November 9, 2004

(U.S. Dollars)
ASSETS
Cash and cash equivalents	$980
Investment in Teekay LNG Partners L.P.	20

Total assets	$1,000

MEMBER’S EQUITY
Member’s equity	$1,000

The accompanying notes are an integral part of this balance sheet.

TEEKAY GP L.L.C.

NOTES TO BALANCE SHEET
(U.S. Dollars)

1.     Nature of Operations

      Teekay GP L.L.C. (or the Company), a Marshall Islands limited liability company, was formed on November 2, 2004 to become the general partner of Teekay LNG Partners L.P. (or the Partnership). The Company is a wholly owned subsidiary of Teekay Shipping Corporation. On November 9, 2004, Teekay Shipping Corporation contributed $1,000 to the Company in exchange for a 100% ownership interest. The Company has invested $20 in the Partnership for its 2% general partner interest. There have been no other transactions involving the Company as of November 9, 2004.

2.     Subsequent Events

      The Partnership has filed a registration statement (Registration No. 333-120727) in connection with an anticipated initial public offering of its units (the Offering) and the ownership of the capital stock of Teekay Luxembourg S.a.r.l. and certain other assets.

      At the closing of the Offering, the Company and the Partnership will enter into an omnibus agreement with Teekay Shipping Corporation and others governing, among other things, when the Partnership and Teekay Shipping Corporation may compete with each other and certain rights of first offer on LNG carriers and Suezmax tankers.

APPENDIX A

FIRST AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP
OF
TEEKAY LNG PARTNERS L.P.

A-i

TEEKAY LNG PARTNERS L.P.
FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

A-ii

TEEKAY LNG PARTNERS L.P.
FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

A-iii

TEEKAY LNG PARTNERS L.P.
FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

A-iv

TEEKAY LNG PARTNERS L.P.
FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

A-v

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED

PARTNERSHIP OF TEEKAY LNG PARTNERS L.P.

      THIS FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF TEEKAY LNG PARTNERS L.P. dated as of                     , 2005, is entered into by and between Teekay GP L.L.C., a Marshall Islands limited liability company, as the General Partner, and Teekay Shipping Corporation, a Marshall Islands corporation, as the Organizational Limited Partner, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

      SECTION 1.1     Definitions.

      The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

      “Accretion Test” has the meaning assigned to such term in Section 5.7(g).

      “Acquisition” means any transaction in which any Group Member acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing the operating capacity or revenues of the Partnership Group from the operating capacity or revenues of the Partnership Group existing immediately prior to such transaction.

      “Additional Book Basis” means the portion of any remaining Carrying Value of an Adjusted Property that is attributable to positive adjustments made to such Carrying Value as a result of Book-Up Events. For purposes of determining the extent that Carrying Value constitutes Additional Book Basis:

(i) Any negative adjustment made to the Carrying Value of an Adjusted Property as a result of either a Book-Down Event or a Book-Up Event shall first be deemed to offset or decrease that portion of the Carrying Value of such Adjusted Property that is attributable to any prior positive adjustments made thereto pursuant to a Book-Up Event or Book-Down Event.

(ii) If Carrying Value that constitutes Additional Book Basis is reduced as a result of a Book-Down Event and the Carrying Value of other property is increased as a result of such Book-Down Event, an allocable portion of any such increase in Carrying Value shall be treated as Additional Book Basis; provided, that the amount treated as Additional Book Basis pursuant hereto as a result of such Book-Down Event shall not exceed the amount by which the Aggregate Remaining Net Positive Adjustments after such Book-Down Event exceeds the remaining Additional Book Basis attributable to all of the Partnership’s Adjusted Property after such Book-Down Event (determined without regard to the application of this clause (ii) to such Book-Down Event).

      “Additional Book Basis Derivative Items” means any Book Basis Derivative Items that are computed with reference to Additional Book Basis. To the extent that the Additional Book Basis attributable to all of the Partnership’s Adjusted Property as of the beginning of any taxable period exceeds the Aggregate Remaining Net Positive Adjustments as of the beginning of such period (the “Excess Additional Book Basis”), the Additional Book Basis Derivative Items for such period shall be reduced by the amount that bears the same ratio to the amount of Additional Book Basis Derivative Items determined without regard to this sentence as the Excess Additional Book Basis bears to the Additional Book Basis as of the beginning of such period.

      “Additional Limited Partner” means a Person admitted to the Partnership as a Limited Partner pursuant to Section 10.4 and who is shown as such on the books and records of the Partnership.

      “Adjusted Capital Account” means the Capital Account maintained for each Partner as of the end of each fiscal year of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and (b) decreased by (i) the amount of all losses and deductions that, as of the end of such fiscal year, are reasonably expected to be allocated to such Partner in subsequent years under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that, as of the end of such fiscal year, are reasonably expected to be made to such Partner in subsequent years in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner’s Capital Account that are reasonably expected to occur during (or prior to) the year in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 6.1(d)(i) or 6.1(d)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The “Adjusted Capital Account” of a Partner in respect of a General Partner Interest, a Common Unit, a Subordinated Unit or an Incentive Distribution Right or any other Partnership Interest shall be the amount which such Adjusted Capital Account would be if such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest was first issued.

      “Adjusted Operating Surplus” means, with respect to any period, Operating Surplus generated with respect to such period (a) less (i) any net increase in Working Capital Borrowings with respect to such period and (ii) any net reduction in cash reserves for Operating Expenditures with respect to such period to the extent such reduction does not relate to an Operating Expenditure made with respect to such period, and (b) plus (i) any net decrease in Working Capital Borrowings with respect to such period, and (ii) any net increase in cash reserves for Operating Expenditures with respect to such period to the extent such reserve is required by any debt instrument for the repayment of principal, interest or premium. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clauses (a)(i) and (a)(ii) of the definition of Operating Surplus.

      “Adjusted Property” means any property the Carrying Value of which has been adjusted pursuant to Section 5.5(d)(i) or 5.5(d)(ii).

      “Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

      “Aggregate Remaining Net Positive Adjustments” means, as of the end of any taxable period, the sum of the Remaining Net Positive Adjustments of all the Partners.

      “Agreed Allocation” means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of Section 6.1, including, without limitation, a Curative Allocation (if appropriate to the context in which the term “Agreed Allocation” is used).

      “Agreed Value” of any Contributed Property means the fair market value of such property or other consideration at the time of contribution as determined by the General Partner. The General Partner shall use such method as it determines to be appropriate to allocate the aggregate Agreed Value of Contributed Properties contributed to the Partnership in a single or integrated transaction among each separate property on a basis proportional to the fair market value of each Contributed Property.

      “Agreement” means this First Amended and Restated Agreement of Limited Partnership of Teekay LNG Partners L.P., as it may be amended, supplemented or restated from time to time.

      “Assignee” means a Non-citizen Assignee or a Person to whom one or more Limited Partner Interests have been transferred in a manner permitted under this Agreement and who has executed and delivered a Transfer Application as required by this Agreement, but who has not been admitted as a Substituted Limited Partner.

      “Associate” means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

      “Available Cash” means, with respect to any Quarter ending prior to the Liquidation Date:

(a) the sum of (i) all cash and cash equivalents of the Partnership Group on hand at the end of such Quarter, and (ii) all additional cash and cash equivalents of the Partnership Group on hand on the date of determination of Available Cash with respect to such Quarter resulting from Working Capital Borrowings made subsequent to the end of such Quarter, less

(b) the amount of any cash reserves established by the General Partner to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject or (iii) provide funds for distributions under Section 6.4 or 6.5 in respect of any one or more of the next four Quarters; provided, however, that the General Partner may not establish cash reserves pursuant to (iii) above if the effect of such reserves would be that the Partnership is unable to distribute the Minimum Quarterly Distribution on all Common Units, plus any Cumulative Common Unit Arrearage on all Common Units, with respect to such Quarter; and, provided further, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the General Partner so determines.

      Notwithstanding the foregoing, “Available Cash” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

      “Board of Directors” means the board of directors or managers of a corporation or limited liability company, as applicable, or if a limited partnership, the board of directors or board of managers of the general partner of such limited partnership.

      “Book Basis Derivative Items” means any item of income, deduction, gain or loss included in the determination of Net Income or Net Loss that is computed with reference to the Carrying Value of an Adjusted Property (e.g., depreciation, depletion, or gain or loss with respect to an Adjusted Property).

      “Book-Down Event” means an event that triggers a negative adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

      “Book-Tax Disparity” means with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for United States federal income tax purposes as of such date. A Partner’s share of the Partnership’s Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner’s Capital Account balance as maintained pursuant to Section 5.5 and the hypothetical balance of such Partner’s Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.

      “Book-Up Event” means an event that triggers a positive adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

      “Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of New York shall not be regarded as a Business Day.

      “Capital Account” means the capital account maintained for a Partner pursuant to Section 5.5. The “Capital Account” of a Partner in respect of a General Partner Interest, a Common Unit, a Subordinated Unit, an Incentive Distribution Right or any other Partnership Interest shall be the amount which such Capital Account would be if such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest was first issued.

      “Capital Contribution” means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership.

      “Capital Improvement” means any (a) addition or improvement to the capital assets owned by any Group Member or (b) acquisition of existing, or the construction of new, capital assets (including, without limitation, liquefied natural gas carriers, suezmax tankers and related assets), in each case if such addition, improvement, acquisition or construction is made to increase the operating capacity or revenues of the Partnership Group from the operating capacity or revenues of the Partnership Group existing immediately prior to such addition, improvement, acquisition or construction.

      “Capital Surplus” has the meaning assigned to such term in Section 6.3(a).

      “Carrying Value” means (a) with respect to a Contributed Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and cost recovery deductions charged to the Partners’ and Assignees’ Capital Accounts in respect of such Contributed Property, and (b) with respect to any other Partnership property, the adjusted basis of such property for United States federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Sections 5.5(d)(i) and 5.5(d)(ii) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

      “Cause” means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as a general partner of the Partnership.

      “Certificate” means a certificate (i) substantially in the form of Exhibit A to this Agreement, (ii) issued in global form in accordance with the rules and regulations of the Depositary or (iii) in such other form as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more Common Units or a certificate, in such form as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more other Partnership Securities.

      “Certificate of Limited Partnership” means the Certificate of Limited Partnership of the Partnership filed with the Registrar of Corporations of the Marshall Islands as referenced in Section 7.2 as such Certificate of Registration may be amended, supplemented or restated from time to time.

      “Citizenship Certification” means a properly completed certificate in such form as may be specified by the General Partner by which an Assignee or a Limited Partner certifies that he (and if he is a nominee holding for the account of another Person, that to the best of his knowledge such other Person) is an Eligible Citizen.

      “Claim” (as used in Section 7.12(c)) has the meaning assigned to such term in Section 7.12(c).

      “Closing Date” means the first date on which Common Units are sold by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.

      “Closing Price” has the meaning assigned to such term in Section 14.1(a).

      “Code” means the United States Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

      “Combined Interest” has the meaning assigned to such term in Section 11.3(a).

      “Commences Commercial Service” and “Commenced Commercial Service” shall mean the date a Capital Improvement is first put into service following completion of construction and testing.

      “Commission” means the United States Securities and Exchange Commission.

      “Common Unit” means a Partnership Security representing a fractional part of the Partnership Interests of all Limited Partners and Assignees, and having the rights and obligations specified with respect to Common Units in this Agreement. The term “Common Unit” does not refer to a Subordinated Unit prior to its conversion into a Common Unit pursuant to the terms hereof.

      “Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, as to any Quarter within the Subordination Period, the excess, if any, of (a) the Minimum Quarterly Distribution with respect to a Common Unit in respect of such Quarter over (b) the sum of all Available Cash distributed with respect to a Common Unit in respect of such Quarter pursuant to Section 6.4(a)(i).

      “Conflicts Committee” means a committee of the Board of Directors of the General Partner composed entirely of two or more directors who are not (a) security holders, officers or employees of the General Partner, (b) officers, directors or employees of any Affiliate of the General Partner or (c) holders of any ownership interest in the Partnership Group other than Common Units and who also meet the independence standards required of directors who serve on an audit committee of a board of directors established by the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder and by the National Securities Exchange on which the Common Units are listed.

      “Contributed Property” means each property or other asset, in such form as may be permitted by the Marshall Islands Act, but excluding cash, contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.5(d), such property shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

      “Contribution Agreement” means that certain Contribution, Conveyance and Assumption Agreement, dated as of the Closing Date, among the General Partner, the Partnership, the Operating Company, Teekay Shipping Corporation and the other parties named therein, together with the additional conveyance documents and instruments contemplated or referenced thereunder.

      “Cumulative Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, and as of the end of any Quarter, the excess, if any, of (a) the sum resulting from adding together the Common Unit Arrearage as to an Initial Common Unit for each of the Quarters within the Subordination Period ending on or before the last day of such Quarter over (b) the sum of any distributions theretofore made pursuant to Section 6.4(a)(ii) and the second sentence of Section 6.5 with respect to an Initial Common Unit (including any distributions to be made in respect of the last of such Quarters).

      “Curative Allocation” means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(d)(xi).

      “Current Market Price” has the meaning assigned to such term in Section 14.1(a).

      “Departing Partner” means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or 11.2.

      “Depositary” means, with respect to any Units issued in global form, The Depository Trust Company and its successors and permitted assigns.

      “Economic Risk of Loss” has the meaning set forth in Treasury Regulation Section 1.752-2(a).

      “Eligible Citizen” means a Person qualified to own interests in real property in jurisdictions in which any Group Member does business or proposes to do business from time to time, and whose status as a Limited Partner or Assignee does not or would not subject such Group Member to a significant risk of cancellation or forfeiture of any of its properties or any interest therein.

      “Estimated Incremental Quarterly Tax Amount” has the meaning assigned to such term in Section 6.9.

      “Estimated Maintenance Capital Expenditures” means an estimate made in good faith by the Board of Directors of the General Partner (with the concurrence of the Conflicts Committee) of the average quarterly Maintenance Capital Expenditures that the Partnership will incur over the long term. The Board of Directors of the General Partner (with the concurrence of the Conflicts Committee) will be permitted to make such estimate in any manner it determines reasonable. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of Maintenance Capital Expenditures on a long-term basis. The Partnership shall disclose to its Partners any change in the amount of Estimated Maintenance Capital Expenditures in its reports made in accordance with Section 8.3 to the extent not previously disclosed. Except as provided in the definition of Subordination Period, any adjustments to Estimated Maintenance Capital Expenditures shall be prospective only.

      “Expansion Capital Expenditures” means cash expenditures for Acquisitions or Capital Improvements. Expansion Capital Expenditures shall not include Maintenance Capital Expenditures. Expansion Capital Expenditures shall include interest (and related fees) on debt incurred and distributions on equity incurred, in each case, to finance the construction of a Capital Improvement and paid during the period beginning on the date that the Partnership enters into a Capital Improvement and ending on the earlier to occur of the date that such Capital Improvement Commences Commercial Service or the date that such Capital Improvement is abandoned or disposed of. Debt incurred or equity issued to fund such construction period interest payments, or such construction period distributions on equity paid during such period shall also be deemed to be debt or equity, as the case may be, incurred to finance the construction of a Capital Improvement.

      “Event of Withdrawal” has the meaning assigned to such term in Section 11.1(a).

      “Final Subordinated Units” has the meaning assigned to such term in Section 6.1(d)(x).

      “First Liquidation Target Amount” has the meaning assigned to such term in Section 6.1(c)(i)(D).

      “First Target Distribution” means $0.4625 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on March 31, 2005, it means the product of $0.4625 multiplied by a fraction of which the numerator is the number of days in such period, and of which the denominator is 90), subject to adjustment in accordance with Sections 6.6 and 6.9.

      “Fully Diluted Basis” means, when calculating the number of Outstanding Units for any period, a basis that includes, in addition to the Outstanding Units, all Partnership Securities and options, rights, warrants and appreciation rights relating to an equity interest in the Partnership (a) that are convertible into or exercisable or exchangeable for Units that are senior to or pari passu with the Subordinated Units, (b) whose conversion, exercise or exchange price is less than the Current Market Price on the date of such calculation, (c) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (d) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; provided, that for purposes of determining the number of Outstanding Units on a Fully Diluted Basis when calculating whether the Subordination Period has ended or Subordinated Units are entitled to convert into Common Units pursuant to Section 5.8, such Partnership Securities, options, rights, warrants and appreciation rights shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; provided, further, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (i) the number of Units issuable upon such conversion, exercise or exchange and (ii) the number of Units that such consideration would purchase at the Current Market Price.

      “General Partner” means Teekay GP L.L.C., a Marshall Islands limited liability company, and its successors and permitted assigns as general partner of the Partnership.

      “General Partner Interest” means the ownership interest of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it) which may be evidenced by Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement.

      “Group” means a Person that with or through any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons) or disposing of any Partnership Securities with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Securities.

      “Group Member” means a member of the Partnership Group.

      “Group Member Agreement” means the partnership agreement of any Group Member, other than the Partnership, that is a limited or general partnership, the limited liability company agreement of any Group Member that is a limited liability company, the certificate of incorporation and bylaws or similar organizational documents of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents of any other Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, as such may be amended, supplemented or restated from time to time.

      “Holder” as used in Section 7.12, has the meaning assigned to such term in Section 7.12(a).

      “Incentive Distribution Right” means a non-voting Limited Partner Interest issued to the General Partner, which Partnership Interest will confer upon the holder thereof only the rights and obligations specifically provided in this Agreement with respect to Incentive Distribution Rights (and no other rights otherwise available to or other obligations of a holder of a Partnership Interest). Notwithstanding anything in this Agreement to the contrary, the holder of an Incentive Distribution Right shall not be entitled to vote such Incentive Distribution Right on any Partnership matter except as may otherwise be required by law.

      “Incentive Distributions” means any amount of cash distributed to the holders of the Incentive Distribution Rights pursuant to Sections 6.4(a)(v), (vi) and (vii) and 6.4(b)(iii), (iv) and (v).

      “Indemnified Persons” has the meaning assigned to such term in Section 7.12(c).

      “Indemnitee” means (a) the General Partner, (b) any Departing Partner, (c) any Person who is or was an Affiliate of the General Partner or any Departing Partner, (d) any Person who is or was a member, partner, director, officer, fiduciary or trustee of any Person which any of the preceding clauses of this definition describes, (e) any Person who is or was serving at the request of the General Partner or any Departing Partner or any Affiliate of the General Partner or any Departing Partner as an officer, director, member, partner, fiduciary or trustee of another Person, provided that that Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services, and (f) any Person the General Partner designates as an “Indemnitee” for purposes of this Agreement.

      “Initial Common Units” means the Common Units sold in the Initial Offering.

      “Initial Limited Partners” means Teekay Shipping Corporation and the General Partner (with respect to the Incentive Distribution Rights received by it pursuant to Section 5.2), and the Underwriters, in each case upon being admitted to the Partnership in accordance with Section 10.1.

      “Initial Offering” means the initial offering and sale of Common Units to the public, as described in the Registration Statement.

      “Initial Unit Price” means (a) with respect to the Common Units and the Subordinated Units, the initial public offering price per Common Unit at which the Underwriters offered the Common Units to the public for sale as set forth on the cover page of the prospectus included as part of the Registration Statement and first issued at or after the time the Registration Statement first became effective or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the General Partner, in each case adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units.

      “Interim Capital Transactions” means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, refinancings or refundings of indebtedness (other than Working Capital Borrowings and other than for items purchased on open account in the ordinary course of business) by any Group Member and sales of debt securities of any Group Member; (b) sales of equity interests of any Group Member (including the Common Units sold to the Underwriters pursuant to the exercise of the Over-Allotment Option); and (c) sales or other voluntary or involuntary dispositions of any assets of any Group Member other than (i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and (ii) sales or other dispositions of assets as part of normal retirements or replacements.

      “Issue Price” means the price at which a Unit is purchased from the Partnership, excluding any sales commission or underwriting discount charged to the Partnership.

      “Limited Partner” means, unless the context otherwise requires, (a) the Organizational Limited Partner prior to its withdrawal from the Partnership, each Initial Limited Partner, each Substituted Limited Partner, each Additional Limited Partner and any Departing Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3 or (b) solely for purposes of Articles V, VI, VII and IX, each Assignee; provided, however, that when the term “Limited Partner” is used herein in the context of any vote or other approval, including without limitation Article XIII, such term shall not, solely for such purpose, include any holder of an Incentive Distribution Right except as may otherwise be required by law.

      “Limited Partner Interest” means the ownership interest of a Limited Partner or Assignee in the Partnership, which may be evidenced by Common Units, Subordinated Units, Incentive Distribution Rights or other Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner or Assignee is entitled as provided in this Agreement, together with all obligations of such Limited Partner or Assignee to comply with the terms and provisions of this Agreement; provided, however, that when the term “Limited Partner Interest” is used herein in the context of any vote or other approval, including without limitation Article XIII, such term shall not, solely for such purpose, include any holder of an Incentive Distribution Right except as may otherwise be required by law.

      “Liquidation Date” means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to reconstitute the Partnership and continue its business has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

      “Liquidator” means one or more Persons selected by the General Partner to perform the functions described in Section 12.4.

      “Maintenance Capital Expenditures” means cash expenditures (including expenditures for the addition or improvement to the capital assets owned by any Group Member or for the acquisition of existing, or the construction of new, capital assets) if such expenditure is made to maintain, including over the long term, the operating capacity of the capital assets of the Partnership Group, as such assets existed at the time of the expenditure. Maintenance Capital Expenditures shall not include Expansion Capital Expenditures. Maintenance Capital Expenditures shall include interest (and related fees) on debt incurred and distributions on equity incurred, in each case, to finance the construction of a replacement asset and paid during the period beginning on the date that the Partnership enters into a binding obligation to commence constructing a replacement asset and ending on the earlier to occur of the date that such replacement asset Commences Commercial Service or the date that such replacement asset is abandoned or disposed of. Debt incurred to pay or equity issued to fund the construction period interest payments, or such construction period distributions on equity shall also be deemed to be debt or equity, as the case may be, incurred to finance the construction of a replacement asset.

      “Marshall Islands Act” means the Limited Partnership (Amendment) Act 2004 of the Republic of the Marshall Islands, as amended, supplemented or restated from time to time, and any successor to such statute.

      “Minimum Quarterly Distribution” means $0.4125 per Unit per Quarter (or with respect to the period commencing on the Closing Date and ending on March 31, 2005, it means the product of $0.4125 multiplied by a fraction of which the numerator is the number of days in such period and of which the denominator is 90), subject to adjustment in accordance with Sections 6.6 and 6.9.

      “National Securities Exchange” means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute, or the Nasdaq Stock Market or any successor thereto.

      “Net Agreed Value” means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed, and (b) in the case of any property distributed to a Partner or Assignee by the Partnership, the Partnership’s Carrying Value of such property (as adjusted pursuant to Section 5.5(d)(ii)) at the time such property is distributed, reduced by any indebtedness either assumed by such Partner or Assignee upon such distribution or to which such property is subject at the time of distribution, in either case, as determined under Section 752 of the Code.

      “Net Income” means, for any taxable year, the excess, if any, of the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made as if Section 6.1(d)(xii) were not in this Agreement.

      “Net Loss” means, for any taxable year, the excess, if any, of the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made as if Section 6.1(d)(xii) were not in this Agreement.

      “Net Positive Adjustments” means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.

      “Net Termination Gain” means, for any taxable year, the sum, if positive, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Gain shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

      “Net Termination Loss” means, for any taxable year, the sum, if negative, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Loss shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

      “Nonrecourse Built-in Gain” means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Sections 6.2(b)(i)(A), 6.2(b)(ii)(A) and 6.2(b)(iii) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

      “Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including, without limitation, any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

      “Nonrecourse Liability” has the meaning set forth in Treasury Regulation Section 1.752-1(a)(2).

      “Notice of Election to Purchase” has the meaning assigned to such term in Section 14.1(b).

      “Omnibus Agreement” means that Omnibus Agreement, dated as of the Closing Date, among Teekay Shipping Corporation, the General Partner, the Partnership, and the Operating Company.

      “Operating Company” means Teekay LNG Operating L.L.C., a Marshall Islands limited liability company, and any successors thereto.

      “Operating Company Agreement” means the Limited Liability Company Agreement of the Operating Company, as it may be amended, supplemented or restated from time to time.

      “Operating Expenditures” means all Partnership Group expenditures, including, but not limited to, taxes, reimbursements of the General Partner, repayment of Working Capital Borrowings, debt service payments and capital expenditures, subject to the following:

(a) Payments (including prepayments) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures; and

(b) Operating Expenditures shall not include (i) Expansion Capital Expenditures or actual Maintenance Capital Expenditures, but shall include Estimated Maintenance Capital Expenditures, (ii) payment of transaction expenses relating to Interim Capital Transactions or (iii) distributions to Partners.

Where capital expenditures are made in part for Acquisitions or for Capital Improvements and in part for other purposes, the General Partner, with the concurrence of the Conflicts Committee, shall determine the allocation between the amounts paid for each and, with respect to the part of such capital expenditures made for other purposes, the period over which the capital expenditures made for other purposes will be deducted as an Operating Expenditure in calculating Operating Surplus.

      “Operating Surplus” means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

(a) the sum of (i) $10 million, (ii) all cash and cash equivalents of the Partnership Group on hand as of the close of business on the Closing Date, (iii) all cash receipts of the Partnership Group for the period beginning on the Closing Date and ending on the last day of such period, other than cash receipts from Interim Capital Transactions (except to the extent specified in Section 6.5), (iv) all cash receipts of the Partnership Group after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital

Borrowings and (v) the amount of distributions paid on equity issued in connection with the construction of a Capital Improvement or replacement asset and paid during the period beginning on the date that the Partnership enters into a binding obligation to commence construction of such Capital Improvement or replacement asset and ending on the earlier to occur of the date that such Capital Improvement or replacement asset Commences Commercial Service or the date that it is abandoned or disposed of (equity issued to fund the construction period interest payments on debt incurred, or construction period distributions on equity issued, to finance the construction of a Capital Improvement or replacement asset shall also be deemed to be equity issued to finance the construction of a Capital Improvement or replacement asset for purposes of this clause (v)), less

(b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending on the last day of such period and (ii) the amount of cash reserves established by the General Partner to provide funds for future Operating Expenditures; provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the General Partner so determines.

      Notwithstanding the foregoing, “Operating Surplus” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

      “Opinion of Counsel” means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner.

      “Option Closing Date” means the date or dates on which any Common Units are sold by the Partnership to the Underwriters upon exercise of the Over-Allotment Option.

      “Organizational Limited Partner” means Teekay Shipping Corporation in its capacity as the organizational limited partner of the Partnership pursuant to this Agreement.

      “Outstanding” means, with respect to Partnership Securities, all Partnership Securities that are issued by the Partnership and reflected as outstanding on the Partnership’s books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of any Outstanding Partnership Securities of any class then Outstanding, all Partnership Securities owned by such Person or Group shall not be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Common Units so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Common Units shall not, however, be treated as a separate class of Partnership Securities for purposes of this Agreement); provided, further, that the foregoing limitation shall not apply (i) to any Person or Group who acquired 20% or more of any Outstanding Partnership Securities of any class then Outstanding directly from the General Partner or its Affiliates, (ii) to any Person or Group who acquired 20% or more of any Outstanding Partnership Securities of any class then Outstanding directly or indirectly from a Person or Group described in clause (i) provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply, or (iii) to any Person or Group who acquired 20% or more of any Partnership Securities issued by the Partnership with the prior approval of the board of directors of the General Partner.

      “Over-Allotment Option” means the over-allotment option granted to the Underwriters by the Partnership pursuant to the Underwriting Agreement.

      “Parity Units” means Common Units and all other Units of any other class or series that have the right (i) to receive distributions of Available Cash from Operating Surplus pursuant to each of subclauses (a)(i) and (a)(ii) of Section 6.4 in the same order of priority with respect to the participation of Common Units in such distributions or (ii) to participate in allocations of Net Termination Gain pursuant to Section 6.1(c)(i)(B) in the same order of priority with the Common Units, in each case regardless of whether the amounts or value so distributed or allocated on each Parity Unit equals the amount or value so distributed or allocated on each Common Unit. Units whose participation in such (i) distributions of Available Cash from Operating Surplus and (ii) allocations of Net Termination Gain are subordinate in order of priority to such distributions and allocations on Common Units shall not constitute Parity Units even if such Units are convertible under certain circumstances into Common Units or Parity Units.

      “Partner Nonrecourse Debt” has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4).

      “Partner Nonrecourse Debt Minimum Gain” has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

      “Partner Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including, without limitation, any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.

      “Partners” means the General Partner and the Limited Partners.

      “Partnership” means Teekay LNG Partners L.P., a Marshall Islands limited partnership, and any successors thereto.

      “Partnership Group” means the Partnership and its Subsidiaries treated as a single consolidated entity.

      “Partnership Interest” means an interest in the Partnership, which shall include the General Partner Interest and Limited Partner Interests.

      “Partnership Minimum Gain” means that amount determined in accordance with the principles of Treasury Regulation Section 1.704-2(d).

      “Partnership Security” means any class or series of equity interest in the Partnership (but excluding any options, rights, warrants and appreciation rights relating to an equity interest in the Partnership), including without limitation, Common Units, Subordinated Units and Incentive Distribution Rights.

      “Percentage Interest” means as of any date of determination (a) as to the General Partner (in its capacity as General Partner without reference to any Limited Partner Interests held by it), 2.0%, (b) as to any Unitholder or Assignee holding Units, the product obtained by multiplying (i) 98% less the percentage applicable to paragraph (c) by (ii) the quotient obtained by dividing (A) the number of Units held by such Unitholder or Assignee by (B) the total number of all Outstanding Units, and (c) as to the holders of additional Partnership Securities issued by the Partnership in accordance with Section 5.6, the percentage established as a part of such issuance. The Percentage Interest with respect to an Incentive Distribution Right shall at all times be zero.

      “Person” means an individual or a corporation, firm, limited liability company, partnership, joint venture, trust, unincorporated organization, association, governmental agency or political subdivision thereof or other entity.

      “Per Unit Capital Amount” means, as of any date of determination, the Capital Account, stated on a per Unit basis, underlying any Unit held by a Person other than the General Partner or any Affiliate of the General Partner who holds Units.

      “Pro Rata” means (a) when modifying Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests, (b) when modifying Partners and Assignees, apportioned among all Partners and Assignees in accordance with their relative Percentage Interests and (c) when modifying holders of Incentive Distribution Rights, apportioned equally among all holders of Incentive Distribution Rights in accordance with the relative number or percentage of Incentive Distribution Rights held by each such holder.

      “Purchase Date” means the date determined by the General Partner as the date for purchase of all Outstanding Units of a certain class (other than Units owned by the General Partner and its Affiliates) pursuant to Article XIV.

      “Quarter” means, unless the context requires otherwise, a fiscal quarter, or, with respect to the first fiscal quarter after the Closing Date, the portion of such fiscal quarter after the Closing Date, of the Partnership.

      “RasGas II Vessels” means the three liquefied natural gas carriers which the Partnership has agreed to acquire from an affiliate of Teekay Shipping Corporation and which are subject to 20-year fixed-rate time charters to Ras Laffan Liquefied Natural Gas Co. Limited (II).

      “Recapture Income” means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or Section 743 of the Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

      “Record Date” means the date established by the General Partner for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

      “Record Holder” means the Person in whose name a Common Unit is registered on the books of the Transfer Agent as of the opening of business on a particular Business Day, or with respect to other Partnership Securities, the Person in whose name any such other Partnership Security is registered on the books that the General Partner has caused to be kept as of the opening of business on such Business Day.

      “Registrar” means the Registrar of Corporations as defined in Section 4 of the Marshall Islands Business Corporation Act.

      “Registration Statement” means the Registration Statement on Form F-1 (Registration No. 333-120727) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.

      “Remaining Basket Amount” has the meaning assigned to such term in Section 5.7(g).

      “Remaining Net Positive Adjustments” means as of the end of any taxable period, (i) with respect to the Unitholders holding Common Units or Subordinated Units, the excess of (a) the Net Positive Adjustments of the Unitholders holding Common Units or Subordinated Units as of the end of such period over (b) the sum of those Partners’ Share of Additional Book Basis Derivative Items for each prior taxable period, (ii) with respect to the General Partner (as holder of the General Partner Interest), the excess of (a) the Net Positive Adjustments of the General Partner as of the end of such period over (b) the sum of the General Partner’s Share of Additional Book Basis Derivative Items with respect to the General Partner Interest for each prior taxable period, and (iii) with respect to the holders of Incentive Distribution Rights, the excess of (a) the Net Positive Adjustments of the holders of Incentive Distribution Rights as of the end of such period over (b) the sum of the Share of Additional Book Basis Derivative Items of the holders of the Incentive Distribution Rights for each prior taxable period.

      “Required Allocations” means (a) any limitation imposed on any allocation of Net Losses or Net Termination Losses under Section 6.1(b) or 6.1(c)(ii) and (b) any allocation of an item of income, gain, loss or deduction pursuant to Section 6.1(d)(i), 6.1(d)(ii), 6.1(d)(iv), 6.1(d)(vii) or 6.1(d)(ix).

      “Residual Gain” or “Residual Loss” means any item of gain or loss, as the case may be, of the Partnership recognized for United States federal income tax purposes resulting from a sale, exchange or other disposition of a Contributed Property or Adjusted Property, to the extent such item of gain or loss is not allocated pursuant to Section 6.2(b)(i)(A) or 6.2(b)(ii)(A), respectively, to eliminate Book-Tax Disparities.

      “Second Liquidation Target Amount” has the meaning assigned to such term in Section 6.1(c)(i)(E).

      “Second Target Distribution” means $0.5375 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on March 31, 2005, it means the product of $0.5375 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is 90), subject to adjustment in accordance with Sections 6.6 and 6.9.

      “Securities Act” means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

      “Share of Additional Book Basis Derivative Items” means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (i) with respect to the Unitholders holding Common Units or Subordinated Units, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders’ Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time, (ii) with respect to the General Partner (as holder of the General Partner Interest), the amount that bears the same ratio to such additional Book Basis Derivative Items as the General Partner’s Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustment as of that time, and (iii) with respect to the Partners holding Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the Partners holding the Incentive Distribution Rights as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time.

      “Special Approval” means approval by a majority of the members of the Conflicts Committee.

      “Subordinated Unit” means a Unit representing a fractional part of the Partnership Interests of all Limited Partners and Assignees and having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term “Subordinated Unit” as used herein does not include a Common Unit or Parity Unit. A Subordinated Unit that is convertible into a Common Unit or a Parity Unit shall not constitute a Common Unit or Parity Unit until such conversion occurs.

      “Subordination Period” means the period commencing on the Closing Date and ending on the first to occur of the following dates:

(a) the first day of any Quarter beginning after March 31, 2010 in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such periods and (B) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Interest, during such periods and (ii) there are no Cumulative Common Unit Arrearages; and

(b) the date on which the General Partner is removed as general partner of the Partnership upon the requisite vote by holders of Outstanding Units under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal.

      For purposes of determining whether the test in subclause (a)(i)(B) above has been satisfied, Adjusted Operating Surplus will be adjusted upwards or downwards if the Conflicts Committee determines in good faith that the amount of Estimated Maintenance Capital Expenditures used in the determination of Adjusted Operating Surplus in subclause (a)(i)(B) was materially incorrect, based on circumstances prevailing at the time of original determination of Estimated Maintenance Capital Expenditures, for any one or more of the preceding three four-Quarter periods.

      “Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof, or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

      “Substituted Limited Partner” means a Person who is admitted as a Limited Partner to the Partnership pursuant to Section 10.2 in place of and with all the rights of a Limited Partner and who is shown as a Limited Partner on the books and records of the Partnership.

      “Teekay Restricted Businesses” has the meaning assigned to such term in the Omnibus Agreement.

      “Third Liquidation Target Amount” has the meaning assigned to such term in Section 6.1(c)(i)(F).

      “Third Target Distribution” means $0.65 per unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on March 31, 2005, it means the product of $0.65 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is 90), subject to adjustment in accordance with Sections 6.6 and 6.9.

      “Trading Day” has the meaning assigned to such term in Section 14.1(a).

      “Transfer” has the meaning assigned to such term in Section 4.4(a).

      “Transfer Agent” means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as shall be appointed from time to time by the Partnership to act as registrar and transfer agent for the Common Units; provided, that if no Transfer Agent is specifically designated for any other Partnership Securities, the General Partner shall act in such capacity.

      “Transfer Application” means an application and agreement for transfer of Units in the form set forth on the back of a Certificate or in a form substantially to the same effect in a separate instrument.

      “Underwriter” means each Person named as an underwriter in Schedule I to the Underwriting Agreement who purchases Common Units pursuant thereto.

      “Underwriting Agreement” means the Underwriting Agreement dated                    , 2005 among the Underwriters, the Partnership, the General Partner, the Operating Company, and Teekay Shipping Corporation, providing for the purchase of Common Units by such Underwriters.

      “Unit” means a Partnership Security that is designated as a “Unit” and shall include Common Units and Subordinated Units but shall not include (i) a General Partner Interest or (ii) Incentive Distribution Rights.

      “Unitholders” means the holders of Common Units and Subordinated Units.

      “Unit Majority” means, during the Subordination Period, at least a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates) voting as a class and at least a majority of the Outstanding Subordinated Units voting as a class, and after the end of the Subordination Period, at least a majority of the Outstanding Common Units.

      “Unit Register” means the register of the Partnership for the registration and transfer of Limited Partnership Interests as provided in Section 4.5.

      “Unpaid MQD” has the meaning assigned to such term in Section 6.1(c)(i)(B).

      “Unrealized Gain” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.5(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date).

      “Unrealized Loss” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.5(d)).

      “Unrecovered Capital” means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of such Units.

      “U.S. GAAP” means United States generally accepted accounting principles consistently applied.

      “Withdrawal Opinion of Counsel” has the meaning assigned to such term in Section 11.1(b).

      “Working Capital Borrowings” means borrowings used solely for working capital purposes or to pay distributions to Partners made pursuant to a credit facility or other arrangement to the extent such borrowings are required to be reduced to a relatively small amount each year (or for the year in which the Initial Offering is consummated, the 12-month period beginning on the Closing Date) for an economically meaningful period of time.

      SECTION 1.2     Construction.

      Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; and (c) the term “include” or “includes” means includes, without limitation, and “including” means including, without limitation.

ARTICLE II

ORGANIZATION

      SECTION 2.1     Formation.

      The General Partner and the Organizational Limited Partner have previously formed the Partnership as a limited partnership pursuant to the provisions of the Marshall Islands Act and hereby amend and restate the original Agreement of Limited Partnership of Teekay LNG Partners L.P. in its entirety. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Marshall Islands Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes and a Partner has no interest in specific Partnership property.

      SECTION 2.2     Name.

      The name of the Partnership shall be “Teekay LNG Partners L.P.” The Partnership’s business may be conducted under any other name or names as determined by the General Partner, including the name of the General Partner. The words “Limited Partnership” or the letters “L.P.,” or similar words or letters shall be included in the Partnership’s name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

      SECTION 2.3     Registered Office; Registered Agent; Principal Office; Other Offices.

      Unless and until changed by the General Partner, the registered office of the Partnership in the Marshall Islands shall be located at Trust Company Complex, Ajeltake Island, Ajeltake Road, Majuro, Marshall Islands MH 96960, and the registered agent for service of process on the Partnership in the Marshall Islands at such registered office shall be The Trust Company of the Marshall Islands, Inc. The principal office of the Partnership shall be located at Teekay Shipping Limited, TK House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59212, Nassau, Commonwealth of the Bahamas or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the Marshall Islands as the General Partner determines to be necessary or appropriate. The address of the General Partner shall be TK House, Bayside Executive Park, West Bay Street and Blake Road, P.O. Box AP 59213, Nassau, Commonwealth of the Bahamas or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

      SECTION 2.4     Purpose and Business.

      The purpose and nature of the business to be conducted by the Partnership shall be to (a)engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the General Partner and that lawfully may be conducted by a limited partnership organized pursuant to the Marshall Islands Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, and (b) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member; provided, however, that the General Partner shall not cause the Partnership to engage, directly or indirectly, in any business activity that the General Partner determines would cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for United States federal income tax purposes. The General Partner shall have no duty or obligation to propose or approve, and may decline to propose or approve, the conduct by the Partnership of any business free of any fiduciary duty or obligation whatsoever to the Partnership, any Limited Partner or Assignee and, in declining to so propose or approve, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Marshall Islands Act or any other law, rule or regulation.

      SECTION 2.5     Powers.

      The Partnership shall be empowered to do any and all acts and things necessary and appropriate for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.

      SECTION 2.6     Power of Attorney.

      (a) Each Limited Partner and each Assignee hereby constitutes and appoints the General Partner and, if a Liquidator shall have been selected pursuant to Section 12.3, the Liquidator (and any successor to the Liquidator by merger, transfer, assignment, election or otherwise) and each of their authorized officers and attorneys-in-fact, as the case may be, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead, to:

(i) execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) all certificates, documents and other instruments (including this Agreement and the Certificate of Limited Partnership and all amendments or restatements hereof or thereof) that the General Partner or the Liquidator determines to be necessary or appropriate to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in the Marshall Islands and in all other jurisdictions in which the Partnership may conduct business or own property; (B) all certificates, documents and other instruments that the General Partner or the Liquidator determines to be necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (C) all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the General Partner or the Liquidator determines to be necessary or appropriate to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement; (D) all certificates, documents and other instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to, or other events described in, Articles IV, X, XI or XII; and (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class or series of Partnership Securities issued pursuant to Section 5.6; and

(ii) execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments that the General Partner or the Liquidator determines to be necessary or appropriate to (A) make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Partners hereunder or is consistent with the terms of this Agreement or (B) effectuate the terms or intent of this Agreement; provided, that when required by Section 13.3 or any other provision of this Agreement that establishes a percentage of the Limited Partners or of the Limited Partners of any class or series required to take any action, the General Partner and the Liquidator may exercise the power of attorney made in this Section 2.6(a)(ii) only after the necessary vote, consent or approval of the Limited Partners or of the Limited Partners of such class or series, as applicable.

Nothing contained in this Section 2.6(a) shall be construed as authorizing the General Partner to amend this Agreement except in accordance with Article XIII or as may be otherwise expressly provided for in this Agreement.

      (b) The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Limited Partner or Assignee and the transfer of all or any portion of such Limited Partner’s or Assignee’s Partnership Interest and shall extend to such Limited Partner’s or Assignee’s heirs, successors, assigns and personal representatives. Each such Limited Partner or Assignee hereby agrees to be bound by any representation made by the General Partner or the Liquidator acting in good faith pursuant to such power of attorney; and each such Limited Partner or Assignee, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the General Partner or the Liquidator taken in good faith under such power of attorney. Each Limited Partner or Assignee shall execute and deliver to the General Partner or the Liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as the General Partner or the Liquidator determines to be necessary or appropriate to effectuate this Agreement and the purposes of the Partnership.

      SECTION 2.7     Term.

      The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Marshall Islands Act and shall continue in existence until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Marshall Islands Act.

      SECTION 2.8     Title to Partnership Assets.

      Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner or Assignee, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

ARTICLE III

RIGHTS OF LIMITED PARTNERS

      SECTION 3.1     Limitation of Liability.

      The Limited Partners and the Assignees shall have no liability under this Agreement except as expressly provided in this Agreement or the Marshall Islands Act.

      SECTION 3.2     Management of Business.

      No Limited Partner or Assignee, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Marshall Islands Act) of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the Partnership. Any action taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participation in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 185 of the Marshall Islands Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners or Assignees under this Agreement.

      SECTION 3.3     Outside Activities of the Limited Partners.

      Subject to the provisions of Section 7.5 and the Omnibus Agreement, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners or Assignees, any Limited Partner or Assignee shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners or Assignees shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner or Assignee.

      SECTION 3.4     Rights of Limited Partners.

      (a) In addition to other rights provided by this Agreement or by applicable law, and except as limited by Section 3.4(b), each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner’s interest as a Limited Partner in the Partnership, upon reasonable written demand and at such Limited Partner’s own expense:

(i) promptly after becoming available, to obtain a copy of the Partnership’s foreign, federal, state and local income tax returns for each year;

(ii) to have furnished to him a current list of the name and last known business, residence or mailing address of each Partner;

(iii) to obtain true and full information regarding the amount of cash and a description and statement of the Net Agreed Value of any other Capital Contribution by each Partner and which each Partner has agreed to contribute in the future, and the date on which each became a Partner;

(iv) to have furnished to him a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with a copy of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed;

(v) to obtain true and full information regarding the status of the business and financial condition of the Partnership Group; and

(vi) to obtain such other information regarding the affairs of the Partnership as is just and reasonable.

      (b) The General Partner may keep confidential from the Limited Partners and Assignees, for such period of time as the General Partner deems reasonable, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner in good faith believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).

ARTICLE IV

CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS;
REDEMPTION OF PARTNERSHIP INTERESTS

      SECTION 4.1     Certificates.

      Upon the Partnership’s issuance of Common Units or Subordinated Units to any Person, the Partnership shall issue, upon the request of such Person, one or more Certificates in the name of such Person evidencing the number of such Units being so issued. In addition, (a) upon the General Partner’s request, the Partnership shall issue to it one or more Certificates in the name of the General Partner evidencing its interests in the Partnership and (b) upon the request of any Person owning Incentive Distribution Rights or any other Partnership Securities other than Common Units or Subordinated Units, the Partnership shall issue to such Person one or more certificates evidencing such Incentive Distribution Rights or other Partnership Securities other than Common Units or Subordinated Units. Certificates shall be executed on behalf of the Partnership by the Chairman of the Board, President or any Executive Vice President or Vice President and the Chief Financial Officer or the Secretary or any Assistant Secretary of the General Partner. No Common Unit Certificate shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that if the General Partner elects to issue Common Units in global form, the Common Unit Certificates shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Common Units have been duly registered in accordance with the directions of the Partnership. Subject to the requirements of Section 6.7(b), the Partners holding

Certificates evidencing Subordinated Units may exchange such Certificates for Certificates evidencing Common Units on or after the date on which such Subordinated Units are converted into Common Units pursuant to the terms of Section 5.8.

      SECTION 4.2     Mutilated, Destroyed, Lost or Stolen Certificates.

      (a) If any mutilated Certificate is surrendered to the Transfer Agent, the appropriate officers of the General Partner on behalf of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Securities as the Certificate so surrendered.

      (b) The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent shall countersign, a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

(i) makes proof by affidavit, in form and substance satisfactory to the General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

(ii) requests the issuance of a new Certificate before the General Partner has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(iii) if requested by the General Partner, delivers to the General Partner a bond, in form and substance satisfactory to the General Partner, with surety or sureties and with fixed or open penalty as the General Partner may direct to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

(iv) satisfies any other reasonable requirements imposed by the General Partner.

      If a Limited Partner or Assignee fails to notify the General Partner within a reasonable time after he has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the Limited Partner or Assignee shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate.

      (c) As a condition to the issuance of any new Certificate under this Section 4.2, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

      SECTION 4.3     Record Holders.

      The Partnership shall be entitled to recognize the Record Holder as the Partner or Assignee with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to, or interest in, such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person (a) shall be the Partner or Assignee (as the case may be) of record and beneficially, (b) must execute and deliver a Transfer Application and (c) shall be bound by this Agreement and shall have the rights and obligations of a Partner or Assignee (as the case may be) hereunder and as, and to the extent, provided for herein.

      SECTION 4.4     Transfer Generally.

      (a) The term “transfer,” when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction (i) by which the General Partner assigns its General Partner Interest to another Person or by which a holder of Incentive Distribution Rights assigns its Incentive Distribution Rights to another Person, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise or (ii) by which the holder of a Limited Partner Interest (other than an Incentive Distribution Right) assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner or an Assignee, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.

      (b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be null and void.

      (c) Nothing contained in this Agreement shall be construed to prevent a disposition by any stockholder, member, partner or other owner of the General Partner of any or all of the shares of stock, membership interests, partnership interests or other ownership interests in the General Partner.

      SECTION 4.5     Registration and Transfer of Limited Partner Interests.

      (a) The General Partner shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests. The Transfer Agent is hereby appointed registrar and transfer agent for the purpose of registering Common Units and transfers of such Common Units as herein provided. The Partnership shall not recognize transfers of Certificates evidencing Limited Partner Interests unless such transfers are effected in the manner described in this Section 4.5. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions of Section 4.5(b), the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Common Units, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

      (b) The General Partner shall not recognize any transfer of Limited Partner Interests until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer and such Certificates are accompanied by a Transfer Application duly executed by the transferee (or the transferee’s attorney-in-fact duly authorized in writing). No charge shall be imposed by the General Partner for such transfer; provided, that as a condition to the issuance of any new Certificate under this Section 4.5, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto.

      (c) Limited Partner Interests may be transferred only in the manner described in this Section 4.5. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement.

      (d) Until admitted as a Substituted Limited Partner pursuant to Section 10.2, the Record Holder of a Limited Partner Interest shall be an Assignee in respect of such Limited Partner Interest. Limited Partners may include custodians, nominees or any other individual or entity in its own or any representative capacity.

      (e) A transferee of a Limited Partner Interest who has completed and delivered a Transfer Application shall be deemed to have (i) requested admission as a Substituted Limited Partner, (ii) agreed to comply with and be bound by and to have executed this Agreement, (iii) represented and warranted that such transferee has the right, power and authority and, if an individual, the capacity to enter into this

Agreement, (iv) granted the powers of attorney set forth in this Agreement and (v) given the consents and approvals and made the waivers contained in this Agreement.

      (f) The General Partner and its Affiliates shall have the right at any time to transfer their Subordinated Units and Common Units (whether issued upon conversion of the Subordinated Units or otherwise) to one or more Persons.

      SECTION 4.6     Transfer of the General Partner’s General Partner Interest.

      (a) Subject to Section 4.6(c) below, prior to March 31, 2015, the General Partner shall not transfer all or any part of its General Partner Interest to a Person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) or (ii) is of all, but not less than all, of its General Partner Interest to (A) an Affiliate of the General Partner (other than an individual) or (B) another Person (other than an individual) in connection with the transfer by the General Partner of all or substantially all of its assets to such other Person.

      (b) Subject to Section 4.6(c) below, on or after March 31, 2015, the General Partner may transfer all or any of its General Partner Interest without Unitholder approval.

      (c) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner or of any limited partner or member of any other Group Member or cause the Partnership or any other Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for United States federal income tax purposes (to the extent not already so treated or taxed) and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest of the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.3, be admitted to the Partnership as the General Partner immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.

      SECTION 4.7     Transfer of Incentive Distribution Rights.

      Prior to March 31, 2015, a holder of Incentive Distribution Rights may transfer any or all of the Incentive Distribution Rights held by such holder without any consent of the Unitholders to (a) an Affiliate of such holder (other than an individual) or (b) another Person (other than an individual) in connection with (i) the merger or consolidation of such holder of Incentive Distribution Rights with or into such other Person or (ii) the transfer by such holder of all or substantially all of its assets to such other Person. Any other transfer of the Incentive Distribution Rights prior to March 31, 2015 shall require the prior approval of holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates). On or after March 31, 2015, the General Partner or any other holder of Incentive Distribution Rights may transfer any or all of its Incentive Distribution Rights without Unitholder approval. Notwithstanding anything herein to the contrary, no transfer of Incentive Distribution Rights to another Person shall be permitted unless the transferee agrees to be bound by the provisions of this Agreement.

      SECTION 4.8     Restrictions on Transfers.

      (a) Except as provided in Section 4.8(d) below, but notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership or any Group Member under the laws of the jurisdiction of its formation or (iii) cause the Partnership or any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for United States federal income tax purposes (to the extent not already so treated or taxed).

      (b) The General Partner may impose restrictions on the transfer of Partnership Interests if it receives an Opinion of Counsel that such restrictions are necessary to avoid a significant risk of any Group Member becoming taxable as a corporation or otherwise becoming taxable as an entity for United States federal income tax purposes. The General Partner may impose such restrictions by amending this Agreement; provided, however, that any amendment that would result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then listed must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.

      (c) The transfer of a Subordinated Unit that has converted into a Common Unit shall be subject to the restrictions imposed by Section 6.7(b).

      (d) Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed for trading.

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

      SECTION 5.1     Organizational Contributions.

      (a) In connection with the formation of the Partnership under the Marshall Islands Act, the General Partner made an initial Capital Contribution to the Partnership in the amount of $20.00, for a 2% General Partner Interest in the Partnership and has been admitted as the General Partner of the Partnership, and the Organizational Limited Partner made an initial Capital Contribution to the Partnership in the amount of $980 for a 98% Limited Partner Interest in the Partnership and has been admitted as a Limited Partner of the Partnership. As of the Closing Date, the interest of the Organizational Limited Partner shall be redeemed as provided in the Contribution Agreement; and the initial Capital Contribution of the Organizational Limited Partner shall thereupon be refunded. Ninety-eight percent of any interest or other profit that may have resulted from the investment or other use of such initial Capital Contributions shall be allocated and distributed to the Organizational Limited Partner, and the balance thereof shall be allocated and distributed to the General Partner.

      (b) Prior to the Closing Date (i) the General Partner contributed all of its ownership interest in Teekay Luxembourg S.a.r.l. to the Partnership in exchange for (A) a continuation of its 2% General Partner Interest and (B) the Incentive Distribution Rights and (ii) Teekay Shipping Corporation contributed (A) all of its ownership interest in Teekay Luxembourg S.a.r.l., (B) an aggregate of $312.3 million in notes receivable (including accrued interest) from Teekay Luxembourg S.a.r.l. and (C) all of its ownership interest in [Granada Spirit Shipowning subsidiary], in exchange for a continuation of its 98% limited partner interest.

      SECTION 5.2     Contributions by the General Partner and its Affiliates.

      (a) On the Closing Date and pursuant to the Contribution Agreement, Teekay Shipping Corporation’s 98% initial limited partner interest shall be converted into (A) 6,705,029 Common Units and (B) 12,205,029 Subordinated Units.

      (b) Upon the issuance of any additional Limited Partner Interests by the Partnership (other than the issuance of the Common Units issued in the Initial Offering and other than the issuance of the Common Units issued pursuant to the Over-Allotment Option), the General Partner shall be required to make additional Capital Contributions equal to (i) 2/98ths of any amount contributed to the Partnership by the Limited Partners in exchange for the additional Limited Partner Interests issued to such Limited Partners less (ii) 2/98ths of any amount so contributed by such Limited Partners that is used by the Partnership concurrently with such contribution to redeem or repurchase from any Person outstanding Limited Partner Interests of the same class as the Limited Partner Interests issued to such Limited Partners (including Parity Units if the Limited Partner Interests are Common Units) at a price per Limited Partner Interest equal to the net proceeds per Limited Partner Interest, before expenses, that the Partnership receives from such issuances. Except as set forth in the immediately preceding sentence and Article XII, the General Partner shall not be obligated to make any additional Capital Contributions to the Partnership.

      SECTION 5.3     Contributions by Initial Limited Partners and Distributions to the General Partner and its Affiliates.

      (a) On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contribution to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit.

      (b) Upon the exercise of the Over-Allotment Option, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units to be purchased by such Underwriter at the Option Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contributions to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit. Upon receipt by the Partnership of the Capital Contributions from the Underwriters as provided in this Section 5.3(b), the Partnership shall use such cash to repay certain debt facilities.

      (c) No Limited Partner Interests will be issued or issuable as of or at the Closing Date other than (i) the Common Units issuable pursuant to subparagraph (a) hereof in aggregate number equal to 5,500,000, (ii) the “Option Units” as such term is used in the Underwriting Agreement in an aggregate number up to 825,000 issuable upon exercise of the Over-Allotment Option pursuant to subparagraph (c) hereof, (iii) the 12,205,029 Subordinated Units issuable to pursuant to Section 5.2 hereof, (iv) the 6,705,029 Common Units issuable pursuant to Section 5.2 hereof, and (v) the Incentive Distribution Rights.

      SECTION 5.4     Interest and Withdrawal.

      No interest shall be paid by the Partnership on Capital Contributions. No Partner or Assignee shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Partnership may be considered and permitted as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner or Assignee shall have priority over any other Partner or Assignee either as to the return of Capital Contributions or as to profits, losses or distributions.

      SECTION 5.5     Capital Accounts.

      (a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest and (ii) all items of Partnership income and gain (including, without limitation, income and gain exempt from tax) computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest and (y) all items of Partnership deduction and loss computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.

      (b) For purposes of computing the amount of any item of income, gain, loss or deduction which is to be allocated pursuant to Article VI and is to be reflected in the Partners’ Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for United States federal income tax purposes (including, without limitation, any method of depreciation, cost recovery or amortization used for that purpose), provided, that:

(i) Solely for purposes of this Section 5.5, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the applicable Group Member Agreement) of all property owned any other Group Member that is classified as a partnership for United States federal income tax purposes.

(ii) All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

(iii) Except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code which may be made by the Partnership and, as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for United States federal income tax purposes. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

(iv) Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership’s Carrying Value with respect to such property as of such date.

(v) In accordance with the requirements of Section 704(b) of the Code, any deductions for depreciation, cost recovery or amortization attributable to any Contributed Property shall be determined as if the adjusted basis of such property on the date it was acquired by the Partnership were equal to the Agreed Value of such property. Upon an adjustment pursuant to Section 5.5(d) to the Carrying Value of any Partnership property subject to depreciation, cost recovery or amortization, any further deductions for such depreciation, cost recovery or amortization attributable to such property shall be determined (A) as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment and (B) using a rate of depreciation, cost recovery or amortization derived from the same method and useful life (or, if applicable, the remaining useful life) as is applied for United States federal income tax purposes; provided, however, that, if the asset has a zero adjusted basis for United States federal income tax purposes, depreciation, cost recovery or amortization deductions shall be determined using any method that the General Partner may adopt.

      (c) (i) A transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

(ii) Immediately prior to the transfer of a Subordinated Unit or of a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.8 by a holder thereof (other than a transfer to an Affiliate unless the General Partner elects to have this subparagraph 5.5(c)(ii) apply), the Capital

Account maintained for such Person with respect to its Subordinated Units or converted Subordinated Units will (A) first, be allocated to the Subordinated Units or converted Subordinated Units to be transferred in an amount equal to the product of (x) the number of such Subordinated Units or converted Subordinated Units to be transferred and (y) the Per Unit Capital Amount for a Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any Subordinated Units or converted Subordinated Units. Following any such allocation, the transferor’s Capital Account, if any, maintained with respect to the retained Subordinated Units or converted Subordinated Units, if any, will have a balance equal to the amount allocated under clause (B) hereinabove, and the transferee’s Capital Account established with respect to the transferred Subordinated Units or converted Subordinated Units will have a balance equal to the amount allocated under clause (A) hereinabove.

      (d) (i) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Partnership Interests for cash or Contributed Property or the conversion of the General Partner’s Combined Interest to Common Units pursuant to Section 11.3(b), the Capital Account of all Partners and the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property immediately prior to such issuance and had been allocated to the Partners at such time pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss, the aggregate cash amount and fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests shall be determined by the General Partner using such method of valuation as it may adopt; provided, however, that the General Partner, in arriving at such valuation, must take fully into account the fair market value of the Partnership Interests of all Partners at such time. The General Partner shall allocate such aggregate value among the assets of the Partnership (in such manner as it determines) to arrive at a fair market value for individual properties.

(ii) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Capital Accounts of all Partners and the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized in a sale of such property immediately prior to such distribution for an amount equal to its fair market value, and had been allocated to the Partners, at such time, pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss the aggregate cash amount and fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to a distribution shall (A) in the case of an actual distribution that is not made pursuant to Section 12.4 or in the case of a deemed distribution, be determined and allocated in the same manner as that provided in Section 5.5(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined and allocated by the Liquidator using such method of valuation as it may adopt.

      SECTION 5.6     Issuances of Additional Partnership Securities.

      (a) Subject to Section 5.7, the Partnership may issue additional Partnership Securities and options, rights, warrants and appreciation rights relating to the Partnership Securities for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the General Partner shall determine, all without the approval of any Limited Partners.

      (b) Each additional Partnership Security authorized to be issued by the Partnership pursuant to Section 5.6(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of

Partnership Securities), as shall be fixed by the General Partner, including (i) the right to share Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may redeem the Partnership Security; (v) whether such Partnership Security is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Security will be issued, evidenced by certificates and assigned or transferred; (vii) the method for determining the Percentage Interest as to such Partnership Security; and (viii) the right, if any, of each such Partnership Security to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Security.

      (c) The General Partner shall take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities pursuant to this Section 5.6, (ii) the conversion of the General Partner Interest or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, (iii) the admission of Additional Limited Partners and (iv) all additional issuances of Partnership Securities. The General Partner shall determine the relative rights, powers and duties of the holders of the Units or other Partnership Securities being so issued. The General Partner shall do all things necessary to comply with the Marshall Islands Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Securities or in connection with the conversion of the General Partner Interest or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Securities are listed.

      SECTION 5.7     Limitations on Issuance of Additional Partnership Securities.

      Except as otherwise specified in this Section 5.7, the issuance of Partnership Securities pursuant to Section 5.6 shall be subject to the following restrictions and limitations:

(a) Unless approved by the holders of a Unit Majority, during the Subordination Period, the Partnership shall not issue (and shall not issue any options, rights, warrants or appreciation rights relating to) an aggregate of more than 6,102,514 additional Parity Units. In applying this limitation, there shall be excluded Common Units and other Parity Units issued (i) pursuant to Sections 5.2(a) and 5.3(a), (ii) in accordance with Sections 5.7(b), 5.7(d), 5.7(e), 5.7(f), 5.7(g), or 5.7(h), (iii) upon conversion of Subordinated Units pursuant to Section 5.8, (iv) upon conversion of the General Partner Interest or any Incentive Distribution Rights pursuant to Section 11.3(b), (v) pursuant to the employee benefit plans of the General Partner, the Partnership or any other Group Member, (vi) upon a conversion or exchange of Parity Units issued after the date hereof into Common Units or other Parity Units; provided that the total amount of Available Cash required to pay the aggregate Minimum Quarterly Distribution on all Common Units and all Parity Units does not increase as a result of this conversion or exchange when compared to the total amount of Available Cash required to make such payment immediately before such conversion or exchange, and (vii) in the event of a combination or subdivision of Common Units.

(b) Without the prior approval of the Limited Partners, during the Subordination Period, the Partnership may issue an unlimited number of Parity Units if such issuance occurs (i) in connection with an Acquisition or Capital Improvement or (ii) within 365 days of, and the net proceeds from such issuance are used to repay debt incurred in connection with, or to replenish cash reserves to the extent drawn down in connection with, an Acquisition or Capital Improvement, in each case where such Acquisition or Capital Improvement involves assets that, if acquired (or in the case of a Capital Improvement, Commences Commercial Service) by the Partnership as of the date that is the one year prior to the first day of the Quarter in which such Acquisition was consummated or such Capital

Improvement Commences Commercial Service (“One Year Test Period”), would have resulted, in the General Partner’s determination, in an increase in:

(A) the amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis (for all Outstanding Units) with respect to the One Year Test Period, on an estimated pro forma basis (as described below), as compared to

(B) the actual amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis (for all Outstanding Units) with respect to the One Year Test Period, as adjusted as provided below.

The General Partner shall determine the amount in clause (A) above using such assumptions as it believes are reasonable. There shall be excluded from the amount in clause (B) above any Operating Surplus attributable to such Acquisition or Capital Improvement (regardless of whether such excluded Operating Surplus is positive or negative). The number of Units deemed to be Outstanding for the purpose of calculating the amount in clause (B) above shall be the weighted average number of Units Outstanding during the One Year Test Period and shall exclude the Units issued or to be issued in connection with such Acquisition or Capital Improvement or within 365 days of such Acquisition or Capital Improvement where the net proceeds from such issuance are used to repay debt incurred in connection with, or to replenish cash reserves to the extent drawn down, to fund all or a portion of such Acquisition or Capital Improvement. For the purposes of this Section 5.7(b), the term “debt” shall be deemed to include the indebtedness used to extend, refinance, renew, replace or defease debt originally incurred in connection with such Acquisition or Capital Improvement in respect of which the determination under this Section 5.7(b) is being made; provided, that, the amount of such indebtedness does not exceed the principal sum of, plus accrued interest on and any prepayment penalty with respect to, the indebtedness so extended, refinanced, renewed, replaced or defeased.

(c) Unless approved by the holders of a Unit Majority, during the Subordination Period the Partnership shall not issue any additional Partnership Securities (or options, rights, warrants or appreciation rights related thereto) (i) that are entitled in any Quarter to receive in respect of the Subordination Period any distribution of Available Cash from Operating Surplus before the Common Units and any Parity Units have received (or amounts have been set aside for payment of) the Minimum Quarterly Distribution and any Cumulative Common Unit Arrearage for such Quarter or (ii) that are entitled to allocations in respect of the Subordination Period of Net Termination Gain before the Common Units and any Parity Units have been allocated Net Termination Gain pursuant to Section 6.1(c)(i)(B).

(d) Without the prior approval of the Limited Partners, during the Subordination Period the Partnership may issue additional Partnership Securities (or options, rights, warrants or appreciation rights related thereto) (i) that are not entitled in any Quarter during the Subordination Period to receive any distributions of Available Cash from Operating Surplus until after the Common Units and any Parity Units have received (or amounts have been set aside for payment of) the Minimum Quarterly Distribution and any Cumulative Common Unit Arrearage for such Quarter and (ii) that are not entitled to allocations in respect of the Subordination Period of Net Termination Gain until after the Common Units and Parity Units have been allocated Net Termination Gain pursuant to Section 6.1(c)(i)(B), even if (A) the amount of Available Cash from Operating Surplus to which each such Partnership Security is entitled to receive after the Minimum Quarterly Distribution and any Cumulative Common Unit Arrearage have been paid or set aside for payment on the Common Units exceeds the Minimum Quarterly Distribution or (B) the amount of Net Termination Gain to be allocated to such Partnership Security after Net Termination Gain has been allocated to any Common Units and Parity Units pursuant to Section 6.1(c)(i)(B) exceeds the amount of such Net Termination Gain to be allocated to each Common Unit or Parity Unit.

(e) Without the prior approval of the Limited Partners, during the Subordination Period the Partnership may issue an unlimited number of Parity Units if the proceeds from such issuance are used exclusively to repay indebtedness of a Group Member where the aggregate amount of distributions that would have been paid with respect to such newly issued Units, plus the related distributions on the General Partner Interest in the Partnership in respect of the four-Quarter period ending prior to the first day of the Quarter in which the issuance is to be consummated (assuming such newly issued Parity Units had been Outstanding throughout such period and that distributions equal to the distributions that were actually paid on the Outstanding Units during the period were paid on such newly issued Parity Units) would not have exceeded the interest costs actually incurred during such period on the indebtedness that is to be repaid (or, if such indebtedness was not outstanding throughout the entire period, would have been incurred had such indebtedness been outstanding for the entire period). In the event that the Partnership is required to pay a prepayment penalty in connection with the repayment of such indebtedness, for purposes of the foregoing test, the number of Parity Units issued to repay such indebtedness shall be deemed increased by the number of Parity Units that would need to be issued to pay such penalty.

(f) Without the prior approval of the Limited Partners, during the Subordination Period the Partnership may issue an unlimited number of Parity Units if the net proceeds of such issuance are used to redeem an equal number of Parity Units at a price per unit equal to the net proceeds per unit, before expenses, that the Partnership receives from such issuance.

(g) Without the prior approval of the Limited Partners, during the Subordination Period the Partnership may issue, in connection with Acquisitions that have not been completed or Capital Improvements that have not Commenced Commercial Service, or both, an amount of Parity Units not to exceed the number of Parity Units then available for issuance without Unitholder approval pursuant to Section 5.7(a) (such number of Parity Units then available for issuance, the “Remaining Basket Amount”).

The following shall apply with respect to issuances of Parity Units pursuant to this Section 5.7(g):

(i) With respect to such issuance, the aggregate number of Parity Units to be issued (including Parity Units to be issued upon the exercise of an underwriters’ over-allotment or other similar option) shall be deemed to have been issued from, and charged against, the Remaining Basket Amount; provided, however, that in considering the Parity Units to be issued upon the exercise of an underwriters’ over-allotment or other similar option, only the number of Parity Units actually issued pursuant to such option on or prior to the expiration of such option will be deemed to have been issued from, and charged against, the Remaining Basket Amount.

(ii) With respect to Parity Units to be issued (including Parity Units to be issued upon the exercise of an underwriters’ over-allotment or other similar option) in connection with an Acquisition that has not been completed:

(A) Such Acquisition shall have been specifically identified in the prospectus or prospectus supplement filed, or other offering document used, in connection with the offer and sale of such Parity Units as a proposed Acquisition for which the net proceeds from the sale of such Parity Units will be used if such Acquisition is completed;

(B) Upon completion of such Acquisition and application of the net proceeds received from the sale of such Parity Units to finance such Acquisition, the provisions of clause (i) above shall not apply and the Parity Units issued (including Parity Units issued upon the exercise of an underwriters’ over-allotment or other similar option) in connection with such Acquisition shall not be deemed to have been issued from, and charged against, the Remaining Basket Amount; provided, however, that such Acquisition would have resulted, on an estimated pro forma basis, in an increase in the amount of Adjusted Operating Surplus per Unit (such amount shall be calculated as set forth in Section 5.7(b) and such calculation is referred to in this Section 5.7(g) as the “Accretion Test”); and

(C) The Accretion Test in subclause (B) above shall be performed immediately following completion of such Acquisition and in accordance with Section 5.7(b).

(iii) With respect to Parity Units to be issued (including Parity Units to be issued upon the exercise of an underwriters’ over-allotment or other similar option) in connection with a Capital Improvement that has not Commenced Commercial Service:

(A) Such Capital Improvement shall have been specifically identified in the prospectus or prospectus supplement filed, or other offering document used, in connection with the offer and sale of such Parity Units as a Capital Improvement for which the net proceeds from the sale of such Parity Units will used to finance such Capital Improvement;

(B) Upon such Capital Improvement having Commenced Commercial Service and provided the net proceeds from the sale of such Parity Units have been used to finance such Capital Improvement, the provisions of clause (i) above shall not apply and the Parity Units issued (including Parity Units issued upon the exercise of an underwriters’ over-allotment or other similar option) in connection with such Capital Improvement shall not be deemed to have been issued from, and charged against, the Remaining Basket Amount; provided, however, that such Capital Improvement meets the Accretion Test; and

(C) The Accretion Test in subclause (B) above shall be performed immediately following such Capital Improvement having Commenced Commercial Service and in accordance with Section 5.7(b).

(h) Without the prior approval of the Limited Partners, during the Subordination Period the Partnership may issue an unlimited number of Parity Units if the net proceeds of such issuance are used to finance the acquisition of any of the RasGas II Vessels.

(i) No fractional Units shall be issued by the Partnership.

      SECTION 5.8     Conversion of Subordinated Units.

      (a) A total of 3,051,257 of the Outstanding Subordinated Units will convert into Common Units on a one-for-one basis immediately after the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter ending on or after March 31, 2008, in respect of which:

(i) distributions under Section 6.4 in respect of all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such periods;

(ii) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Interest in the Partnership, during such periods; and

(iii) the Cumulative Common Unit Arrearage on all of the Common Units is zero

      (b) An additional 3,051,257 of the Outstanding Subordinated Units will convert into Common Units on a one-for-one basis immediately after the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter ending on or after March 31, 2009, in respect of which:

(i) distributions under Section 6.4 in respect of all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units and any other

Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such periods;

(ii) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Interest during such periods; and

(iii) the Cumulative Common Unit Arrearage on all of the Common Units is zero;

provided, however, that the conversion of Subordinated Units pursuant to this Section 5.8(b) may not occur until at least one year following the conversion of Subordinated Units pursuant to Section 5.8(a).

      (c) In the event that less than all of the Outstanding Subordinated Units shall convert into Common Units pursuant to Sections 5.8(a) or 5.8(b) at a time when there shall be more than one holder of Subordinated Units, then, unless all of the holders of Subordinated Units shall agree to a different allocation, the Subordinated Units that are to be converted into Common Units shall be allocated among the holders of Subordinated Units pro rata based on the number of Subordinated Units held by each such holder.

      (d) Any Subordinated Units that are not converted into Common Units pursuant to Sections 5.8(a) or 5.8(b) shall convert into Common Units on a one-for-one basis immediately after the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of the final Quarter of the Subordination Period.

      (e) Notwithstanding any other provision of this Agreement, all the then Outstanding Subordinated Units will automatically convert into Common Units on a one-for-one basis as set forth in, and pursuant to the terms of, Section 11.4.

      (f) A Subordinated Unit that has converted into a Common Unit shall be subject to the provisions of Section 6.7(b).

      SECTION 5.9     Limited Preemptive Right.

      Except as provided in this Section 5.9 and in Section 5.2(b), no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Security, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Securities from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Securities to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Securities.

      SECTION 5.10     Splits and Combinations.

      (a) Subject to Sections 5.10(d), 6.6 and 6.9 (dealing with adjustments of distribution levels), the Partnership may make a Pro Rata distribution of Partnership Securities to all Record Holders or may effect a subdivision or combination of Partnership Securities so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis (including any Common Unit Arrearage or Cumulative Common Unit Arrearage) or stated as a number of Units (including the number of Subordinated Units that may convert prior to the end of the Subordination Period and the number of additional Parity Units remaining to be issued pursuant to Section 5.7 without a Unitholder vote) are proportionately adjusted.

      (b) Whenever such a distribution, subdivision or combination of Partnership Securities is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record

Holder as of a date not less than 10 days prior to the date of such notice. The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Securities to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

      (c) Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates to the Record Holders of Partnership Securities as of the applicable Record Date representing the new number of Partnership Securities held by such Record Holders, or the General Partner may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Securities Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

      (d) The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of Section 5.7(i) and this Section 5.10(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

      SECTION 5.11     Fully Paid and Non-Assessable Nature of Limited Partner Interests.

      All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Section 195(3) of the Marshall Islands Act.

ARTICLE VI

ALLOCATIONS AND DISTRIBUTIONS

      SECTION 6.1     Allocations for Capital Account Purposes.

      For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership’s items of income, gain, loss and deduction (computed in accordance with Section 5.5(b)) shall be allocated among the Partners in each taxable year (or portion thereof) as provided herein below.

(a) Net Income. After giving effect to the special allocations set forth in Section 6.1(d), Net Income for each taxable year and all items of income, gain, loss and deduction taken into account in computing Net Income for such taxable year shall be allocated as follows:

(i) First, 100% to the General Partner, in an amount equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(iii) for all previous taxable years until the aggregate Net Income allocated to the General Partner pursuant to this Section 6.1(a)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(iii) for all previous taxable years;

(ii) Second, 2% to the General Partner and 98% to the Unitholders, Pro Rata, until the aggregate Net Income allocated pursuant to this Section 6.1(a)(ii) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated pursuant to Section 6.1(b)(ii) for all previous taxable years; and

(iii) Third, 2% to the General Partner, and 98% to the Unitholders, Pro Rata.

(b) Net Losses. After giving effect to the special allocations set forth in Section 6.1(d), Net Losses for each taxable period and all items of income, gain, loss and deduction taken into account in computing Net Losses for such taxable period shall be allocated as follows:

(i) First, 2% to the General Partner, and 98% to the Unitholders, Pro Rata, until the aggregate Net Losses allocated pursuant to this Section 6.1(b)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Income allocated pursuant to Section 6.1(a)(iii) for all previous taxable years, provided that the Net Losses shall not be allocated pursuant to this Section 6.1(b)(i) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account);

(ii) Second, 2% to the General Partner, and 98% to the Unitholders, Pro Rata; provided, that Net Losses shall not be allocated pursuant to this Section 6.1(b)(ii) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account);

(iii) Third, the balance, if any, 100% to the General Partner.

(c) Net Termination Gains and Losses. After giving effect to the special allocations set forth in Section 6.1(d), all items of income, gain, loss and deduction taken into account in computing Net Termination Gain or Net Termination Loss for such taxable period shall be allocated in the same manner as such Net Termination Gain or Net Termination Loss is allocated hereunder. All allocations under this Section 6.1(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this Section 6.1 and after all distributions of Available Cash provided under Sections 6.4 and 6.5 have been made; provided, however, that solely for purposes of this Section 6.1(c), Capital Accounts shall not be adjusted for distributions made pursuant to Section 12.4.

(i) If a Net Termination Gain is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Gain shall be allocated among the Partners in the following manner (and the Capital Accounts of the Partners shall be increased by the amount so allocated in each of the following subclauses, in the order listed, before an allocation is made pursuant to the next succeeding subclause):

(A) First, to each Partner having a deficit balance in its Capital Account, in the proportion that such deficit balance bears to the total deficit balances in the Capital Accounts of all Partners, until each such Partner has been allocated Net Termination Gain equal to any such deficit balance in its Capital Account;

(B) Second, 98% to all Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Capital plus (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(i) or (b)(i) with respect to such Common Unit for such Quarter (the amount determined pursuant to this clause (2) is hereinafter defined as the “Unpaid MQD”) plus (3) any then existing Cumulative Common Unit Arrearage;

(C) Third, if such Net Termination Gain is recognized (or is deemed to be recognized) prior to the conversion of the last Outstanding Subordinated Unit, 98% to all Unitholders holding Subordinated Units, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Subordinated Unit then Outstanding equals the sum of (1) its Unrecovered Capital, determined for the taxable year (or portion thereof) to which this allocation of gain relates, plus (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(iii) with respect to such Subordinated Unit for such Quarter;

(D) Fourth, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Capital, plus (2) the Unpaid MQD, plus (3) any then existing Cumulative Common Unit Arrearage, plus (4) the excess of (aa) the First Target Distribution less the Minimum Quarterly Distribution for each Quarter of the Partnership’s existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Sections 6.4(a)(iv) and 6.4(b)(ii) (the sum of (1) plus (2) plus (3) plus (4) is hereinafter defined as the “First Liquidation Target Amount”);

(E) Fifth, 85% to all Unitholders, Pro Rata, 13% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the First Liquidation Target Amount, plus (2) the excess of (aa) the Second Target Distribution less the First Target Distribution for each Quarter of the Partnership’s existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Sections 6.4(a)(v) and 6.4(b)(iii) (the sum of (1) plus (2) is hereinafter defined as the “Second Liquidation Target Amount”);

(F) Sixth, 75% to all Unitholders, Pro Rata, 23% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the Second Liquidation Target Amount, plus (2) the excess of (aa) the Third Target Distribution less the Second Target Distribution for each Quarter of the Partnership’s existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Sections 6.4(a)(vi)and 6.4(b)(iv) (the sum of (1) plus (2) is hereinafter defined as the “Third Liquidation Target Amount”); and

(G) Finally, any remaining amount 50% to all Unitholders, Pro Rata, 48% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner.

(ii) If a Net Termination Loss is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Loss shall be allocated among the Partners in the following manner:

(A) First, if such Net Termination Loss is recognized (or is deemed to be recognized) prior to the conversion of the last Outstanding Subordinated Unit, 98% to the Unitholders holding Subordinated Units, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Subordinated Unit then Outstanding has been reduced to zero;

(B) Second, 98% to all Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding has been reduced to zero; and

(C) Third, the balance, if any, 100% to the General Partner.

(d) Special Allocations. Notwithstanding any other provision of this Section 6.1, the following special allocations shall be made for such taxable period:

(i) Partnership Minimum Gain Chargeback. Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) with respect to such taxable period (other than an allocation pursuant to Sections 6.1(d)(vi) and 6.1(d)(vii)). This Section 6.1(d)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii) Chargeback of Partner Nonrecourse Debt Minimum Gain. Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(d)(i)), except as provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d), other than Section 6.1(d)(i) and other than an allocation pursuant to Sections 6.1(d)(vi) and 6.1(d)(vii), with respect to such taxable period. This Section 6.1(d)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iii) Priority Allocations.

(A) If the amount of cash or the Net Agreed Value of any property distributed (except cash or property distributed pursuant to Section 12.4) to any Unitholder with respect to its Units for a taxable year is greater (on a per Unit basis) than the amount of cash or the Net Agreed Value of property distributed to the other Unitholders with respect to their Units (on a per Unit basis), then (1) each Unitholder receiving such greater cash or property distribution shall be allocated gross income in an amount equal to the product of (aa) the amount by which the distribution (on a per Unit basis) to such Unitholder exceeds the distribution (on a per Unit basis) to the Unitholders receiving the smallest distribution and (bb) the number of Units owned by the Unitholder receiving the greater distribution; and (2) the General Partner shall be allocated gross income in an aggregate amount equal to 2/98ths of the sum of the amounts allocated in clause (1) above.

(B) After the application of Section 6.1(d)(iii)(A), all or any portion of the remaining items of Partnership gross income or gain for the taxable period, if any, shall be allocated (1) to the holders of Incentive Distribution Rights, Pro Rata, until the aggregate amount of such items allocated to the holders of Incentive Distribution Rights pursuant to this paragraph 6.1(d)(iii)(B) for the current taxable year and all previous taxable years is equal to the cumulative amount of all Incentive Distributions made to the holders of Incentive Distribution Rights from the Closing Date to a date 45 days after the end of the current taxable year and (2) to the General Partner in an amount equal to 2/98ths of the sum of the amounts allocated in clause (1) above.

(iv) Qualified Income Offset. In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible unless such deficit balance is otherwise eliminated pursuant to Section 6.1(d)(i) or (ii).

(v) Gross Income Allocations. In the event any Partner has a deficit balance in its Capital Account at the end of any Partnership taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(v) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(v) were not in this Agreement.

(vi) Nonrecourse Deductions. Nonrecourse Deductions for any taxable period shall be allocated to the Partners in accordance with their respective Percentage Interests. If the General Partner determines that the Partnership’s Nonrecourse Deductions should be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized, upon notice to the other Partners, to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

(vii) Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, such Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

(viii) Nonrecourse Liabilities. For purposes of Treasury Regulation Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated among the Partners in accordance with their respective Percentage Interests.

(ix) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

(x) Economic Uniformity. At the election of the General Partner with respect to any taxable period ending upon, or after, the termination of the Subordination Period with respect to any class of Units, all or a portion of the remaining items of Partnership gross income or gain for such taxable period, after taking into account allocations pursuant to Section 6.1(d)(iii), shall be allocated 100% to each Partner holding Subordinated Units of that class that are Outstanding as of the termination of such Subordination Period (“Final Subordinated Units”) in the proportion of the number of Final Subordinated Units held by such Partner to the total number of Final Subordinated Units then Outstanding, until each such Partner has been allocated an amount of gross income or gain that increases the Capital Account maintained with respect to such Final Subordinated Units to an amount equal to the product of (A) the number of Final Subordinated Units held by such Partner and (B) the Per Unit Capital Amount for a Common Unit. The purpose of this allocation is to establish uniformity between the Capital Accounts underlying Final Subordinated Units and the Capital Accounts underlying Common Units held by Persons other than the General Partner and its Affiliates immediately prior to the conversion of such Final Subordinated Units into Common Units. This allocation method for establishing such economic uniformity will be available to the General Partner only if the method for allocating the Capital Account maintained with respect to the Subordinated Units between the transferred and retained Subordinated Units pursuant to Section 5.7(a)(ii) does not otherwise provide such economic uniformity to the Final Subordinated Units.

(xi) Curative Allocation.

(A) Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of income, gain, loss and deduction allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. Notwithstanding the preceding sentence, Required Allocations relating to (1) Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partnership Minimum Gain and (2) Partner Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partner Nonrecourse Debt Minimum Gain. Allocations pursuant to this Section 6.1(d)(xi)(A) shall only be made with respect to Required Allocations to the extent the General Partner determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners. Further, allocations pursuant to this Section 6.1(d)(xi)(A) shall be deferred with respect to allocations pursuant to clauses (1) and (2) hereof to the extent the General Partner determines that such allocations are likely to be offset by subsequent Required Allocations.

(B) The General Partner shall, with respect to each taxable period, (1) apply the provisions of Section 6.1(d)(xi)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(d)(xi)(A) among the Partners in a manner that is likely to minimize such economic distortions.

(xii) Corrective Allocations. In the event of any allocation of Additional Book Basis Derivative Items or any Book-Down Event or any recognition of a Net Termination Loss, the following rules shall apply:

(A) In the case of any allocation of Additional Book Basis Derivative Items (other than an allocation of Unrealized Gain or Unrealized Loss under Section 5.5(d) hereof), the General Partner shall allocate additional items of gross income and gain away from the holders of Incentive Distribution Rights to the Unitholders and the General Partner, or additional items of deduction and loss away from the Unitholders and the General Partner to the holders of Incentive Distribution Rights, to the extent that the Additional Book Basis Derivative Items allocated to the Unitholders or the General Partner exceed their Share of Additional Book Basis Derivative Items. For this purpose, the Unitholders and the General Partner shall be treated as being allocated Additional Book Basis Derivative Items to the extent that such Additional Book Basis Derivative Items have reduced the amount of income that would otherwise have been allocated to the Unitholders or the General Partner under the Partnership Agreement (e.g., Additional Book Basis Derivative Items taken into account in computing cost of goods sold would reduce the amount of book income otherwise available for allocation among the Partners). Any allocation made pursuant to this Section 6.1(d)(xii)(A) shall be made after all of the other Agreed Allocations have been made as if this Section 6.1(d)(xii) were not in this Agreement and, to the extent necessary, shall require the reallocation of items that have been allocated pursuant to such other Agreed Allocations.

(B) In the case of any negative adjustments to the Capital Accounts of the Partners resulting from a Book-Down Event or from the recognition of a Net Termination Loss, such negative adjustment (1) shall first be allocated, to the extent of the Aggregate Remaining Net Positive Adjustments, in such a manner, as determined by the General Partner, that to the extent possible the aggregate Capital Accounts of the Partners will equal the amount that would have been the Capital Account balance of the Partners if no prior Book-Up Events had occurred, and (2) any negative adjustment in excess of the Aggregate Remaining Net Positive Adjustments shall be allocated pursuant to Section 6.1(c) hereof.

(C) In making the allocations required under this Section 6.1(d)(xii), the General Partner may apply whatever conventions or other methodology it determines will satisfy the purpose of this Section 6.1(d)(xii).

      SECTION 6.2     Allocations for Tax Purposes.

      (a) Except as otherwise provided herein, for United States federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of “book” income, gain, loss or deduction is allocated pursuant to Section 6.1.

      (b) In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for United States federal income tax purposes among the Partners as follows:

(i) (A) In the case of a Contributed Property, such items attributable thereto shall be allocated among the Partners in the manner provided under Section 704(c) of the Code that takes into account the variation between the Agreed Value of such property and its adjusted basis at the time of contribution; and (B) any item of Residual Gain or Residual Loss attributable to a Contributed Property shall be allocated among the Partners in the same manner as its correlative item of “book” gain or loss is allocated pursuant to Section 6.1.

(ii) (A) In the case of an Adjusted Property, such items shall (1) first, be allocated among the Partners in a manner consistent with the principles of Section 704(c) of the Code to take into account the Unrealized Gain or Unrealized Loss attributable to such property and the allocations thereof pursuant to Section 5.5(d)(i) or 5.5(d)(ii), and (2) second, in the event such property was originally a Contributed Property, be allocated among the Partners in a manner consistent with Section 6.2(b)(i)(A); and (B) any item of Residual Gain or Residual Loss attributable to an Adjusted Property shall be allocated among the Partners in the same manner as its correlative item of “book” gain or loss is allocated pursuant to Section 6.1.

(iii) The General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) to eliminate Book-Tax Disparities.

      (c) For the proper administration of the Partnership and for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the General Partner shall (i) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (ii) make special allocations for United States federal income tax purposes of income (including, without limitation, gross income) or deductions; and (iii) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.2(c) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Limited Partner Interests issued and Outstanding or the Partnership, and if such allocations are consistent with the principles of Section 704 of the Code.

      (d) The General Partner may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the Partnership’s common basis of such property, despite any inconsistency of such approach with Treasury Regulation Section 1.167(c)-l(a)(6) or any successor regulations thereto. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership’s property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests, so long as such conventions would not have a material adverse effect on the Limited Partners or the Record Holders of any class or classes of Limited Partner Interests.

      (e) Any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

      (f) All items of income, gain, loss, deduction and credit recognized by the Partnership for United States federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code that may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted (in the manner determined by the General Partner) to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

      (g) Each item of Partnership income, gain, loss and deduction shall for United States federal income tax purposes, be determined on an annual basis and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of each month; provided, however, such items for the period beginning on the Closing Date and ending on the last day of the month in which the Option Closing Date or the expiration of the Over-Allotment Option occurs shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of the next succeeding month; and provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income or loss realized and recognized other than in the ordinary course of business, as determined by the General Partner, shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of the month in which such gain or loss is recognized for United States federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.

      (h) Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method determined by the General Partner.

      SECTION 6.3     Requirement and Characterization of Distributions; Distributions to Record Holders.

      (a) Within 45 days following the end of each Quarter commencing with the Quarter ending on March 31, 2005, an amount equal to 100% of Available Cash with respect to such Quarter shall, subject to Section 195(3) of the Marshall Islands Act, be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the General Partner. All amounts of Available Cash distributed by the Partnership on any date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash theretofore distributed by the Partnership to the Partners pursuant to Section 6.4 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be “Capital Surplus.” All distributions required to be made under this Agreement shall be made subject to Section 195(3) of the Marshall Islands Act.

      (b) Notwithstanding Section 6.3(a), in the event of the dissolution and liquidation of the Partnership, all receipts received during or after the Quarter in which the Liquidation Date occurs, other than from borrowings described in (a)(ii) of the definition of Available Cash, shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

      (c) The General Partner may treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as a distribution of Available Cash to such Partners.

      (d) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

      SECTION 6.4     Distributions of Available Cash from Operating Surplus.

      (a) During Subordination Period. Available Cash with respect to any Quarter within the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Sections 6.3 or 6.5 shall, subject to Section 195(3) of the Marshall Islands Act, be distributed as follows, except as otherwise required by Section 5.6(b) in respect of other Partnership Securities issued pursuant thereto:

(i) First, 98% to the Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii) Second, 98% to the Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage existing with respect to such Quarter;

(iii) Third, 98% to the Unitholders holding Subordinated Units, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(iv) Fourth, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(v) Fifth, 85% to all Unitholders, Pro Rata, 13% to the holders of the Incentive Distribution Rights and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(vi) Sixth, 75% to all Unitholders, Pro Rata, 23% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(vii) Thereafter, 50% to all Unitholders, Pro Rata, 48% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner;

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(a)(vii).

      (b) After Subordination Period. Available Cash with respect to any Quarter after the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Sections 6.3 or 6.5, subject to Section 195(3) of the Marshall Islands Act, shall be distributed as follows, except as otherwise required by Section 5.6(b) in respect of additional Partnership Securities issued pursuant thereto:

(i) First, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii) Second, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(iii) Third, 85% to all Unitholders, Pro Rata, 13% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(iv) Fourth, 75% to all Unitholders, Pro Rata, 23% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(v) Thereafter, 50% to all Unitholders, Pro Rata, 48% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner;

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(b)(v).

      SECTION 6.5     Distributions of Available Cash from Capital Surplus.

      Available Cash that is deemed to be Capital Surplus pursuant to the provisions of Section 6.3(a) shall, subject to Section 195(3) of the Marshall Islands Act, be distributed, unless the provisions of Section 6.3 require otherwise, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until a hypothetical holder of a Common Unit acquired on the Closing Date has received with respect to such Common Unit, during the period since the Closing Date through such date, distributions of Available Cash that are deemed to be Capital Surplus in an aggregate amount equal to the Initial Unit Price. Available Cash that is deemed to be Capital Surplus shall then be distributed 98% to all Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage. Thereafter, all Available Cash shall be distributed as if it were Operating Surplus and shall be distributed in accordance with Section 6.4.

      SECTION 6.6     Adjustment of Minimum Quarterly Distribution and Target Distribution Levels.

      (a) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution, Third Target Distribution, Common Unit Arrearages and Cumulative Common Unit Arrearages shall be proportionately adjusted in the event of any distribution, combination or subdivision (whether effected by a distribution payable in Units or otherwise) of Units or other Partnership Securities in accordance with Section 5.10. In the event of a distribution of Available Cash that is deemed to be from Capital Surplus, the then applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall be adjusted proportionately downward to equal the product obtained by multiplying the otherwise applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, as the case may be, by a fraction of which the numerator is the Unrecovered Capital of the Common Units immediately after giving effect to such distribution and of which the denominator is the Unrecovered Capital of the Common Units immediately prior to giving effect to such distribution.

      (b) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall also be subject to adjustment pursuant to Section 6.9.

      SECTION 6.7     Special Provisions Relating to the Holders of Subordinated Units.

      (a) Except with respect to the right to vote on or approve matters requiring the vote or approval of a percentage of the holders of Outstanding Common Units and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units, the holder of a Subordinated Unit shall have all of the rights and obligations of a Unitholder holding Common Units hereunder; provided, however, that immediately upon the conversion of Subordinated Units into Common Units pursuant to Section 5.8, the Unitholder holding a Subordinated Unit shall possess all of the rights and obligations of a Unitholder holding Common Units hereunder, including the right to vote as a Common Unitholder and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units; provided, however, that such converted Subordinated Units shall remain subject to the provisions of Sections 5.5(d)(ii), 6.1(d)(x) and 6.7(b).

      (b) The Unitholder holding a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.8 shall not be issued a Common Unit Certificate pursuant to Section 4.1, and shall not be permitted to transfer its converted Subordinated Units to a Person that is not an Affiliate of the holder until such time as the General Partner determines, based on advice of counsel, that a converted Subordinated Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of an Initial Common Unit. In connection with the condition imposed by this Section 6.7(b), the General Partner may take whatever steps are required to provide economic uniformity to the converted Subordinated Units in preparation for a transfer of such converted Subordinated Units, including the application of Sections 5.5(c)(ii) and 6.1(d)(x); provided, however, that no such steps may be taken that would have a material adverse effect on the Unitholders holding Common Units represented by Common Unit Certificates.

      SECTION 6.8     Special Provisions Relating to the Holders of Incentive Distribution Rights.

      Notwithstanding anything to the contrary set forth in this Agreement, the holders of the Incentive Distribution Rights (a) shall (i) possess the rights and obligations provided in this Agreement with respect to a Limited Partner pursuant to Articles III and VII and (ii) have a Capital Account as a Partner pursuant to Section 5.5 and all other provisions related thereto and (b) shall not (i) be entitled to vote on any matters requiring the approval or vote of the holders of Outstanding Units, (ii) be entitled to any distributions other than as provided in Sections 6.4(a)(v), (vi) and (vii), 6.4(b)(iii), (iv) and (v), and 12.4 or (iii) be allocated items of income, gain, loss or deduction other than as specified in this Article VI.

      SECTION 6.9     Entity-Level Taxation.

      If legislation is enacted or the interpretation of existing language is modified by a governmental taxing authority so that a Group Member is treated as an association taxable as a corporation or is otherwise subject to an entity-level tax for federal, state or local income tax purposes, then the General Partner shall estimate for each Quarter the Partnership Group’s aggregate liability (the “Estimated Incremental Quarterly Tax Amount”) for all such income taxes that are payable by reason of any such new legislation or interpretation; provided that any difference between such estimate and the actual tax liability for such Quarter that is owed by reason of any such new legislation or interpretation shall be taken into account in determining the Estimated Incremental Quarterly Tax Amount with respect to each Quarter in which any such difference can be determined. For each such Quarter, the Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall be the product obtained by multiplying (a) the amounts therefor that are set out herein prior to the application of this Section 6.9 times (b) the quotient obtained by dividing (i) Available Cash with respect to such Quarter by (ii) the sum of Available Cash with respect to such Quarter and the Estimated Incremental Quarterly

Tax Amount for such Quarter, as determined by the General Partner. For purposes of the foregoing, Available Cash with respect to a Quarter will be deemed reduced by the Estimated Incremental Quarterly Tax Amount for that Quarter.

ARTICLE VII

MANAGEMENT AND OPERATION OF BUSINESS

      SECTION 7.1     Management.

      (a) The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no Limited Partner or Assignee shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or that are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.3, shall have full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

(i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into Partnership Securities, and the incurring of any other obligations;

(ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

(iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.3);

(iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; subject to Section 7.6(a), the lending of funds to other Persons (including other Group Members); the repayment or guarantee of obligations of the Partnership Group; and the making of capital contributions to any member of the Partnership Group;

(v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

(vi) the distribution of Partnership cash;

(vii) the selection and dismissal of employees (including employees having titles such as “president,” “vice president,” “secretary” and “treasurer”) and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

(viii) the maintenance of insurance for the benefit of the Partnership Group and the Partners;

(ix) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships (including the acquisition of interests in, and the contributions of property to, any Group Member from time to time) subject to the restrictions set forth in Section 2.4;

(x) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

(xi) the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

(xii) the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under Section 4.8);

(xiii) unless restricted or prohibited by Section 5.7, the purchase, sale or other acquisition or disposition of Partnership Securities, or the issuance of additional options, rights, warrants and appreciation rights relating to Partnership Securities;

(xiv) the undertaking of any action in connection with the Partnership’s participation in any Group Member; and

(xv) the entering into of agreements with any of its Affiliates to render services to a Group Member or to itself in the discharge of its duties as General Partner of the Partnership.

      (b) Notwithstanding any other provision of this Agreement, any Group Member Agreement, the Marshall Islands Act or any applicable law, rule or regulation, each of the Partners and the Assignees and each other Person who may acquire an interest in Partnership Securities hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of this Agreement, the Underwriting Agreement, the Omnibus Agreement, the Contribution Agreement, any Group Member Agreement of any other Group Member and the other agreements described in or filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement; (ii) agrees that the General Partner (on its own or through any officer of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the Assignees or the other Persons who may acquire an interest in Partnership Securities; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XVI) shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty stated or implied by law or equity.

      SECTION 7.2     Certificate of Limited Partnership.

      The General Partner has caused the Certificate of Limited Partnership to be filed with the Registrar of Corporations of the Marshall Islands as required by the Marshall Islands Act. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents that the General Partner determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the Marshall Islands or any other jurisdiction in which the Partnership may elect to do business or own property. To the extent the General Partner determines such action to be necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the Marshall Islands or of any other jurisdiction in which the Partnership may elect to do business or own property. Subject to the terms of

Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.

      SECTION 7.3     Restrictions on the General Partner’s Authority.

      (a) Except as otherwise provided in this Agreement, the General Partner may not, without written approval of the specific act by holders of all of the Outstanding Limited Partner Interests or by other written instrument executed and delivered by holders of all of the Outstanding Limited Partner Interests subsequent to the date of this Agreement, take any action in contravention of this Agreement, including, (i) committing any act that would make it impossible to carry on the ordinary business of the Partnership; (ii) possessing Partnership property, or assigning any rights in specific Partnership property, for other than a Partnership purpose; (iii) admitting a Person as a Partner; (iv) amending this Agreement in any manner; or (v) transferring its interest as a general partner of the Partnership.

      (b) Except as provided in Articles XII, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions without the approval of holders of a Unit Majority; provided, however, that this provision shall not preclude or limit the General Partner’s ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership Group and shall not apply to any forced sale of any or all of the assets of the Partnership Group pursuant to the foreclosure of, or other realization upon, any such encumbrance. Without the approval of holders of a Unit Majority, the General Partner shall not, on behalf of the Partnership, (i) consent to any amendment to the Operating Company Agreement or, except as expressly permitted by Section 7.9(e), take any action permitted to be taken by a member of the Operating Company, in either case, that would adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to any other class of Partnership Interests) in any material respect or (ii) except as permitted under Sections 4.6, 11.1 and 11.2, elect or cause the Partnership to elect a successor general partner of the Partnership.

      SECTION 7.4     Reimbursement of the General Partner.

      (a) Except as provided in this Section 7.4 and elsewhere in this Agreement, the General Partner shall not be compensated for its services as a general partner or managing member of any Group Member.

      (b) The General Partner shall be reimbursed on a monthly basis, or such other basis as the General Partner may determine, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership (including salary, bonus, incentive compensation and other amounts paid to any Person including Affiliates of the General Partner to perform services for the Partnership or for the General Partner in the discharge of its duties to the Partnership), and (ii) all other expenses allocable to the Partnership or otherwise incurred by the General Partner in connection with operating the Partnership’s business (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the Partnership. Reimbursements pursuant to this Section 7.4 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7.

      (c) Subject to Section 5.7, the General Partner, without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership employee benefit plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Partnership Securities or options to purchase or rights, warrants or appreciation rights relating to Partnership Securities), or cause the Partnership to issue Partnership Securities in connection with, or pursuant to, any employee benefit plan, employee program or employee practice maintained or sponsored by the General Partner or any of its Affiliates, in each case for the benefit of employees of the General Partner, any Group Member or any Affiliate, or any of them, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Securities that the General Partner or such Affiliates are obligated to provide to any employees pursuant to any such employee benefit plans, employee programs or employee practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Securities purchased by the General Partner or such Affiliates from the Partnership to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.4(b). Any and all obligations of the General Partner under any employee benefit plans, employee programs or employee practices adopted by the General Partner as permitted by this Section 7.4(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner’s General Partner Interest pursuant to Section 4.6.

      SECTION 7.5     Outside Activities.

      (a) After the Closing Date, the General Partner, for so long as it is the General Partner of the Partnership (i) agrees that its sole business will be to act as a general partner or managing member, as the case may be, of the Partnership and any other partnership or limited liability company of which the Partnership or the Operating Company is, directly or indirectly, a partner or member and to undertake activities that are ancillary or related thereto (including being a limited partner in the Partnership), (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner or managing member, if any, of one or more Group Members or as described in or contemplated by the Registration Statement or (B) the acquiring, owning or disposing of debt or equity securities in any Group Member and (iii) except to the extent permitted in the Omnibus Agreement, shall not, and shall cause its controlled Affiliates not to, engage in any Teekay Restricted Businesses.

      (b) Teekay Shipping Corporation and certain of its Affiliates have entered into the Omnibus Agreement, which agreement sets forth certain restrictions on the ability of Teekay Shipping Corporation and its Affiliates to engage in Teekay Restricted Businesses.

      (c) Except as specifically restricted by Section 7.5(a) and the Omnibus Agreement, each Indemnitee (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty expressed or implied by law to any Group Member or any Partner or Assignee. None of any Group Member, any Limited Partner or any other Person shall have any rights by virtue of this Agreement, any Group Member Agreement, or the partnership relationship established hereby in any business ventures of any Indemnitee.

      (d) Subject to the terms of Section 7.5(a), Section 7.5(b), Section 7.5(c) and the Omnibus Agreement, but otherwise notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Indemnitees (other than the General Partner) in accordance with the provisions of this Section 7.5 is hereby approved by the Partnership and all Partners, (ii) it shall be deemed not to be a breach of any fiduciary duty or any other obligation of any type whatsoever of the General Partner or of any Indemnitee for the Indemnitees (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership and (iii) except as set forth in the Omnibus Agreement, the General Partner and the Indemnitees shall have no obligation hereunder or as a result of any duty expressed or implied by law to present business opportunities to the Partnership.

      (e) The General Partner and each of its Affiliates may acquire Units or other Partnership Securities in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise, at their option, all rights relating to all Units or other Partnership Securities acquired by them.

      (f) The term “Affiliates” when used in Section 7.5(a) and Section 7.5(e) with respect to the General Partner shall not include any Group Member.

      (g) Notwithstanding anything to the contrary in this Agreement, to the extent that any provision of this Agreement purports or is interpreted to have the effect of restricting the fiduciary duties that might otherwise, as a result of Marshall Islands law or other applicable law, be owed by the General Partner to the Partnership and its Limited Partners, or to constitute a waiver or consent by the Limited Partners to any such restriction, such provisions shall be inapplicable and have no effect in determining whether the General Partner has complied with its fiduciary duties in connection with determinations made by it under this Section 7.5.

      SECTION 7.6     Loans from the General Partner; Loans or Contributions from the Partnership or Group Members.

      (a) The General Partner or any of its Affiliates may lend to any Group Member, and any Group Member may borrow from the General Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the General Partner may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arms’-length basis (without reference to the lending party’s financial abilities or guarantees), all as determined by the General Partner. The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.6(a) and Section 7.6(b), the term “Group Member” shall include any Affiliate of a Group Member that is controlled by the Group Member.

      (b) The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions determined by the General Partner. No Group Member may lend funds to the General Partner or any of its Affiliates (other than another Group Member).

      (c) No borrowing by any Group Member or the approval thereof by the General Partner shall be deemed to constitute a breach of any duty, expressed or implied, of the General Partner or its Affiliates to the Partnership or the Limited Partners by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to (i) enable distributions to the General Partner or its Affiliates (including in their capacities as Limited Partners) to exceed the General Partner’s Percentage Interest of the total amount distributed to all partners or (ii) hasten the expiration of the Subordination Period or the conversion of any Subordinated Units into Common Units.

      SECTION 7.7     Indemnification.

      (a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided, that the Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.7, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or gross negligence or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful; provided, further, no indemnification pursuant to this Section 7.7 shall be available to the General Partner or its Affiliates (other than a Group Member) with respect to its or their obligations incurred pursuant to the Underwriting Agreement, the Omnibus Agreement or the Contribution Agreement (other than obligations incurred by the General Partner on behalf of the Partnership). Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

      (b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to a determination that the Indemnitee is not entitled to be indemnified upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 7.7.

      (c) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity (including any capacity under the Underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

      (d) The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates and such other Persons as the General Partner shall determine, against any liability that may be asserted against, or expense that may be incurred by, such Person in connection with the Partnership’s activities or such Person’s activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

      (e) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute “fines” within the meaning of Section 7.7(a); and action taken or omitted by it with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Partnership.

      (f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

      (g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

      (h) The provisions of this Section 7.7 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

      (i) No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

      SECTION 7.8     Liability of Indemnitees.

      (a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners, the Assignees or any other Persons who have acquired interests in the Partnership Securities, for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or gross negligence or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was criminal.

      (b) Subject to its obligations and duties as General Partner set forth in Section 7.1(a), the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

      (c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners, the General Partner and any other Indemnitee acting in connection with the Partnership’s business or affairs shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement.

      (d) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

      SECTION 7.9     Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties.

      (a) Unless otherwise expressly provided in this Agreement or any Group Member Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, any Group Member, any Partner or any Assignee, on the other, any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, of any Group Member Agreement, of any agreement contemplated herein or therein, or of any duty stated or implied by law or equity, if the resolution or course of action in respect of such conflict of interest is (i) approved by Special Approval, (ii) approved by the vote of a majority of the Common Units (excluding Common Units owned by the General Partner and its Affiliates), (iii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iv) fair and reasonable to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). The General Partner shall be authorized but not required in connection with its resolution of such conflict of interest to seek Special Approval of such resolution, and the General Partner may also adopt a resolution or course of action that has not received Special Approval. If Special Approval is not sought and the Board of Directors of the General Partner determines that the resolution or course of action taken with respect to a conflict of interest satisfies either of the standards set forth in clauses (iii) or (iv) above, then it shall be presumed that, in making its decision, the Board of Directors of the General Partner acted in good faith, and in any proceeding brought by any Limited Partner or Assignee or by or on behalf of such Limited Partner or Assignee or any other Limited Partner or Assignee or the Partnership challenging such approval, the Person bringing or prosecuting such proceeding shall have the burden of overcoming such presumption. Notwithstanding anything to the contrary in this Agreement, the existence of the conflicts of interest described in the Registration Statement are hereby approved by all Partners.

      (b) Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its capacity as the general partner of the Partnership as opposed to in its individual capacity, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then, unless another express standard is provided for in this Agreement, the General Partner, or such Affiliates causing it to do so, shall make such determination or take or decline to take such other action in good faith and shall not be subject to any other or different standards imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Marshall Islands Act or any other law, rule or regulation. In order for a determination or other action to be in “good faith” for purposes of this Agreement, the Person or Persons making such determination or taking or declining to take such other action must reasonably believe that the determination or other action is in the best interests of the Partnership, unless the context otherwise requires.

      (c) Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its individual capacity as opposed to in its capacity as the general partner of the Partnership, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then the General Partner, or such Affiliates causing it to do so, are entitled to make such determination or to take or decline to take such other action free of any fiduciary duty or obligation whatsoever to the Partnership, any Limited Partner or Assignee, and the General Partner, or such Affiliates causing it to do so, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Marshall Islands Act or any other law, rule or regulation. By way of illustration and not of limitation, whenever the phrase, “at the option of the General Partner,” or some variation of that phrase, is used in this Agreement, it indicates that the General Partner is acting in its individual capacity.

      (d) Notwithstanding anything to the contrary in this Agreement, the General Partner and its Affiliates shall have no duty or obligation, express or implied, to (i) sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business or (ii) permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use. Any determination by the General Partner or any of its Affiliates to enter into such contracts shall be at its option.

      (e) Except as expressly set forth in this Agreement, neither the General Partner nor any other Indemnitee shall have any duties or liabilities, including fiduciary duties, to the Partnership or any Limited Partner or Assignee and the provisions of this Agreement, to the extent that they restrict or otherwise modify the duties and liabilities, including fiduciary duties, of the General Partner or any other Indemnitee otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of the General Partner or such other Indemnitee.

      (f) The Unitholders hereby authorize the General Partner, on behalf of the Partnership as a partner or member of a Group Member, to approve of actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.

      SECTION 7.10     Other Matters Concerning the General Partner.

      (a) The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

      (b) The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

      (c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership.

      SECTION 7.11     Purchase or Sale of Partnership Securities.

      The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Securities; provided that the General Partner may not cause any Group Member to purchase Subordinated Units during the Subordination Period. As long as Partnership Securities are held by any Group Member, such Partnership Securities shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any Affiliate of the General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Partnership Securities for its own account, subject to the provisions of Articles IV and X.

      SECTION 7.12     Registration Rights of the General Partner and its Affiliates.

      (a) If (i) the General Partner or any Affiliate of the General Partner (including for purposes of this Section 7.12, any Person that is an Affiliate of the General Partner at the date hereof notwithstanding that it may later cease to be an Affiliate of the General Partner) or any of their assignees holds Partnership Securities that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Securities (the “Holder”) to dispose of the number of Partnership Securities it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Securities covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Partnership Securities specified by the Holder; provided, however, that the Partnership shall not be required to effect more than three registrations pursuant to this Section 7.12(a); and provided further, however, that if the Conflicts Committee determines that a postponement of the requested registration for up to six months would be in the best interests of the Partnership and its Partners due to a pending transaction, investigation or other event, the filing of such registration statement or the effectiveness thereof may be deferred for up to six months, but not thereafter. In connection with any registration pursuant to the immediately preceding sentence, the Partnership shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration, and (B) such documents as may be necessary to apply for listing or to list the Partnership Securities subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Partnership Securities in such states. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

      (b) If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of equity securities of the Partnership for cash (other than an offering relating solely to an employee benefit plan), the Partnership shall use all reasonable efforts to include such number or amount of securities held by the Holder in such registration statement as the Holder shall request; provided, that the Partnership is not required to make any effort or take any action to so include the securities of the Holder once the registration statement is declared effective by the Commission, including any registration statement providing for the offering from time to time of securities pursuant to Rule 415 of the Securities Act. If the proposed offering pursuant to this Section 7.12(b) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder in writing that in their opinion the inclusion of all or some of the Holder’s Partnership Securities would adversely and materially affect the success of the offering, the Partnership shall include in such offering only that number or amount, if any, of securities held by the Holder that, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

      (c) If underwriters are engaged in connection with any registration referred to in this Section 7.12, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership’s obligation under Section 7.7, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, “Indemnified Persons”) against any losses, claims, demands, actions, causes of action, assessments, damages, liabilities (joint or several), costs and expenses (including interest, penalties and reasonable attorneys’ fees and disbursements), resulting to, imposed upon, or incurred by the Indemnified Persons, directly or indirectly, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(c) as a “claim” and in the plural as “claims”) based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Securities were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus (if used prior to the effective date of such registration statement), or in any summary or final prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

      (d) The provisions of Section 7.12(a) and Section 7.12(b) shall continue to be applicable with respect to the General Partner (and any of the General Partner’s Affiliates and any of the General Partner’s or its Affiliates’ assignees) after it ceases to be a Partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Securities with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Securities for which registration was demanded during such two-year period. The provisions of Section 7.12(c) shall continue in effect thereafter.

      (e) Any request to register Partnership Securities pursuant to this Section 7.12 shall (i) specify the Partnership Securities intended to be offered and sold by the Person making the request, (ii) express such Person’s present intent to offer such Partnership Securities for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Securities, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Securities.

      SECTION 7.13     Reliance by Third Parties.

      Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership’s sole party in interest, both legally and beneficially. Each Limited Partner hereby waives any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

ARTICLE VIII

BOOKS, RECORDS, ACCOUNTING AND REPORTS

      SECTION 8.1     Records and Accounting.

      The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership’s business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders and Assignees of Units or other Partnership Securities, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.

      SECTION 8.2     Fiscal Year.

      The fiscal year of the Partnership shall be a fiscal year ending December 31.

      SECTION 8.3     Reports.

      (a) As soon as practicable, but in no event later than 120 days after the close of each fiscal year of the Partnership, the General Partner shall cause to be mailed or made available to each Record Holder of a Unit as of a date selected by the General Partner, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner.

      (b) As soon as practicable, but in no event later than 90 days after the close of each Quarter except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or made available to each Record Holder of a Unit, as of a date selected by the General Partner, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed, or as the General Partner determines to be necessary or appropriate.

ARTICLE IX

TAX MATTERS

      SECTION 9.1     Tax Returns and Information.

      The Partnership shall timely file all returns of the Partnership that are required for foreign, federal, state and local income tax purposes on the basis of the accrual method and a taxable year ending on December 31. The tax information reasonably required by Record Holders for federal and state income tax reporting purposes with respect to a taxable year shall be furnished to them within 90 days of the close of the calendar year in which the Partnership’s taxable year ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for United States federal income tax purposes.

      SECTION 9.2     Tax Elections.

      (a) The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner’s determination that such revocation is in the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest will be deemed to be the lowest quoted closing price of the Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are listed during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(g) without regard to the actual price paid by such transferee.

      (b) The Partnership shall elect to deduct expenses incurred in organizing the Partnership ratably over a sixty-month period as provided in Section 709 of the Code.

      (c) Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

      SECTION 9.3     Tax Controversies.

      Subject to the provisions hereof, the General Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.

      SECTION 9.4     Withholding.

      Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that may be required to cause the Partnership and other Group Members to comply with any withholding requirements established under the Code or any other federal, state or local law including, without limitation, pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner or Assignee (including, without limitation, by reason of Section 1446 of the Code), the General Partner may treat the amount withheld as a distribution of cash pursuant to Section 6.3 in the amount of such withholding from such Partner.

      SECTION 9.5     Conduct of Operations.

      The General Partner shall use commercially reasonable efforts to conduct the business of the Partnership and its Affiliates in a manner that does not require a holder of Common Units to file a tax return in any jurisdiction with which the holder has no contact other than through ownership of Common Units.

ARTICLE X

ADMISSION OF PARTNERS

      SECTION 10.1     Admission of Initial Limited Partners.

      Upon the issuance by the Partnership of Common Units, Subordinated Units and Incentive Distribution Rights to the General Partner, Teekay Shipping Corporation and the Underwriters as described in Sections 5.2 and 5.3 in connection with the Initial Offering, the General Partner shall admit such parties to the Partnership as Initial Limited Partners in respect of the Common Units, Subordinated Units or Incentive Distribution Rights issued to them.

      SECTION 10.2     Admission of Substituted Limited Partners.

      By transfer of a Limited Partner Interest in accordance with Article IV, the transferor shall be deemed to have given the transferee the right to seek admission as a Substituted Limited Partner subject to the conditions of, and in the manner permitted under, this Agreement. A transferor of a Certificate representing a Limited Partner Interest shall, however, only have the authority to convey to a purchaser or other transferee who does not execute and deliver a Transfer Application (a) the right to negotiate such Certificate to a purchaser or other transferee and (b) the right to transfer the right to request admission as a Substituted Limited Partner to such purchaser or other transferee in respect of the transferred Limited Partner Interests. Each transferee of a Limited Partner Interest (including any nominee holder or an agent acquiring such Limited Partner Interest for the account of another Person) who executes and delivers a Transfer Application shall, by virtue of such execution and delivery, be an Assignee. Such Assignee shall automatically be admitted to the Partnership as a Substituted Limited Partner with respect to the Limited Partner Interests so transferred to such Person at such time as such transfer is recorded on the books and records of the Partnership, and until so recorded, such transferee shall be an Assignee. The General Partner shall periodically, but no less frequently than on the first Business Day of each calendar quarter, cause any unrecorded transfers of Limited Partner Interests with respect to which a duly executed Transfer Application has been received to be recorded in the books and records of the Partnership. An Assignee shall have an interest in the Partnership equivalent to that of a Limited Partner with respect to allocations and distributions, including liquidating distributions, of the Partnership. With respect to voting rights attributable to Limited Partner Interests that are held by Assignees, the General Partner shall be deemed to be the Limited Partner with respect thereto and shall, in exercising the voting rights in respect of such Limited Partner Interests on any matter, vote such Limited Partner Interests at the written direction of the Assignee who is the Record Holder of such Limited Partner Interests. If no such written direction is received, such Limited Partner Interests will not be voted. An Assignee shall have no other rights of a Limited Partner.

      SECTION 10.3     Admission of Successor General Partner.

      A successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner Interest pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner, pursuant to Section 11.1 or 11.2 or the transfer of the General Partner Interest pursuant to Section 4.6, provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

      SECTION 10.4     Admission of Additional Limited Partners.

      (a) A Person (other than the General Partner, an Initial Limited Partner or a Substituted Limited Partner) who makes a Capital Contribution to the Partnership in accordance with this Agreement shall be admitted to the Partnership as an Additional Limited Partner only upon furnishing to the General Partner:

(i) evidence of acceptance in form satisfactory to the General Partner of all of the terms and conditions of this Agreement, including the power of attorney granted in Section 2.6, and

(ii) such other documents or instruments as may be required by the General Partner to effect such Person’s admission as an Additional Limited Partner.

      (b) Notwithstanding anything to the contrary in this Section 10.4, no Person shall be admitted as an Additional Limited Partner without the consent of the General Partner. The admission of any Person as an Additional Limited Partner shall become effective on the date upon which the name of such Person is recorded as such in the books and records of the Partnership, following the consent of the General Partner to such admission.

      SECTION 10.5     Amendment of Agreement and Certificate of Limited Partnership.

      To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary or appropriate under the Marshall Islands Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership and the General Partner may for this purpose, among others, exercise the power of attorney granted pursuant to Section 2.6.

ARTICLE XI

WITHDRAWAL OR REMOVAL OF PARTNERS

      SECTION 11.1     Withdrawal of the General Partner.

      (a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an “Event of Withdrawal”);

(i) The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

(ii) The General Partner transfers all of its rights as General Partner pursuant to Section 4.6;

(iii) The General Partner is removed pursuant to Section 11.2;

(iv) The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (C) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A)-(B) of this Section 11.1(a)(iv); or (D) seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the General Partner or of all or any substantial part of its properties;

(v) (A) in the event the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (B) in the event the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (C) in the event the General Partner is a natural person, his death or adjudication of incompetency; and (D) otherwise in the event of the termination of the General Partner.

If an Event of Withdrawal specified in Section 11.1(a)(iv), or (v)(A), (B), or (D) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

      (b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, Eastern Standard Time, on March 31, 2015, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners; provided, that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel (“Withdrawal Opinion of Counsel”) that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability of any Limited Partner or any Group Member or cause any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for United States federal income tax purposes (to the extent not already so treated or taxed); (ii) at any time after 12:00 midnight, Eastern Standard Time, on March 31, 2015, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, if any, to the extent applicable, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If, prior to the effective date of the General Partner’s withdrawal, a successor is not selected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.3.

      SECTION 11.2     Removal of the General Partner.

      The General Partner may be removed if such removal is approved by the Unitholders holding at least 66 2/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates). Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders holding a majority of the outstanding Common Units voting as a class and a majority of the outstanding Subordinated Units voting as a class (including Units held by the General Partner and its Affiliates). Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.3. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.3, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor

General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.3.

      SECTION 11.3     Interest of Departing Partner and Successor General Partner.

      (a) In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if the successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2, the Departing Partner shall have the option, exercisable prior to the effective date of the departure of such Departing Partner, to require its successor to purchase its General Partner Interest and its general partner interest (or equivalent interest), if any, in the other Group Members and all of its Incentive Distribution Rights (collectively, the “Combined Interest”) in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its departure. If the General Partner is removed by the Unitholders under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement, and if a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2 (or if the Partnership is reconstituted pursuant to Section 12.2 and the successor General Partner is not the former General Partner), such successor shall have the option, exercisable prior to the effective date of the departure of such Departing Partner (or, in the event of a reconstituted Partnership, prior to the effective date of the reconstitution of the Partnership), to purchase the Combined Interest for such fair market value of such Combined Interest of the Departing Partner. In either event, the Departing Partner shall be entitled to receive all reimbursements due such Departing Partner pursuant to Section 7.4, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing Partner for the benefit of the Partnership or the other Group Members.

      For purposes of this Section 11.3(a), the fair market value of the Departing Partner’s Combined Interest shall be determined by agreement between the Departing Partner and its successor or, failing agreement within 30 days after the effective date of such Departing Partner’s departure, by an independent investment banking firm or other independent expert selected by the Departing Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such departure, then the Departing Partner shall designate an independent investment banking firm or other independent expert, the Departing Partner’s successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest of the Departing Partner. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed, the value of the Partnership’s assets, the rights and obligations of the Departing Partner and other factors it may deem relevant.

      (b) If the Combined Interest is not purchased in the manner set forth in Section 11.3(a), the Departing Partner (or its transferee) shall become a Limited Partner and its Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest of the Departing Partner to Common Units will be characterized as if the Departing Partner (or its transferee) contributed its Combined Interest to the Partnership in exchange for the newly issued Common Units.

      (c) If a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2 (or if the Partnership is reconstituted pursuant to Section 12.2 and the successor General Partner is not the former General Partner) and the option described in Section 11.3(a) is not exercised by the party entitled to do so, the successor General Partner shall, at the effective date of its admission to the Partnership, contribute to the Partnership cash in the amount equal to 2/98ths of the Net Agreed Value of the Partnership’s assets on such date. In such event, such successor General Partner shall, subject to the following sentence, be entitled to 2% of all Partnership allocations and distributions to which the Departing Partner was entitled. In addition, the successor General Partner shall cause this Agreement to be amended to reflect that, from and after the date of such successor General Partner’s admission, the successor General Partner’s interest in all Partnership distributions and allocations shall be 2%.

      SECTION 11.4     Termination of Subordination Period, Conversion of Subordinated Units and Extinguishment of Cumulative Common Unit Arrearages.

      Notwithstanding any provision of this Agreement, if the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal, (i) the Subordination Period will end and all Outstanding Subordinated Units will immediately and automatically convert into Common Units on a one-for-one basis, (ii) all Cumulative Common Unit Arrearages on the Common Units will be extinguished and (iii) the General Partner will have the right to convert its General Partner Interest and its Incentive Distribution Rights into Common Units or to receive cash in exchange therefor.

      SECTION 11.5     Withdrawal of Limited Partners.

      No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner’s Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

ARTICLE XII

DISSOLUTION AND LIQUIDATION

      SECTION 12.1     Dissolution.

      The Partnership shall not be dissolved by the admission of Substituted Limited Partners or Additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Sections 11.1 or 11.2, the Partnership shall not be dissolved and such successor General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

(a) an election to dissolve the Partnership by the General Partner that is approved by the holders of a Unit Majority;

(b) the sale of all or substantially all of the assets and properties of the Partnership Group;

(c) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Marshall Islands; or

(d) an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and an Opinion of Counsel is received as provided in Sections 11.1(b) or 11.2 and such successor is admitted to the Partnership pursuant to Section 10.3.

      SECTION 12.2     Continuation of the Business of the Partnership After Dissolution.

      Upon (a) dissolution of the Partnership following an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in Sections 11.1(a)(i) or (iii) and the failure of the

Partners to select a successor to such Departing Partner pursuant to Sections 11.1 or 11.2, then within 90 days thereafter, or (b) dissolution of the Partnership upon an event constituting an Event of Withdrawal as defined in Sections 11.1(a)(iv) or (v), then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a Unit Majority may elect to reconstitute the Partnership and continue its business on the same terms and conditions set forth in this Agreement by forming a new limited partnership on terms identical to those set forth in this Agreement and having as the successor General Partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

(i) the reconstituted Partnership shall continue unless earlier dissolved in accordance with this Article XII;

(ii) if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

(iii) all necessary steps shall be taken to cancel this Agreement and the Certificate of Limited Partnership and to enter into and, as necessary, to file a new partnership agreement and certificate of limited partnership, and the successor General Partner may for this purpose exercise the powers of attorney granted the General Partner pursuant to Section 2.6; provided, that the right of the holders of a Unit Majority to approve a successor General Partner and to reconstitute and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability of any Limited Partner and (y) neither the Partnership, the reconstituted limited partnership nor any Group Member would be treated as an association taxable as a corporation or otherwise be taxable as an entity for United States federal income tax purposes upon the exercise of such right to continue (to the extent not already so treated or taxed).

      SECTION 12.3     Liquidator.

      Upon dissolution of the Partnership, unless the Partnership is continued under an election to reconstitute and continue the Partnership pursuant to Section 12.2, the General Partner shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days’ prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3(b)) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Partnership as provided for herein.

      SECTION 12.4     Liquidation.

      The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to Section 201 of the Marshall Islands Act and the following:

(a) The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may defer liquidation or distribution of the Partnership’s assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership’s assets would be impractical or would cause undue loss to the Partners. The Liquidator may distribute the Partnership’s assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

(b) Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

(c) All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable year of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable year (or, if later, within 90 days after said date of such occurrence).

      SECTION 12.5     Cancellation of Certificate of Limited Partnership.

      Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Partnership shall be terminated and the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the Marshall Islands shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

      SECTION 12.6     Return of Contributions.

      The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

      SECTION 12.7     Waiver of Partition.

      To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

      SECTION 12.8     Capital Account Restoration.

      No Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership. The General Partner shall be obligated to restore any negative balance in its Capital Account upon liquidation of its interest in the Partnership by the end of the taxable year of the Partnership during which such liquidation occurs, or, if later, within 90 days after the date of such liquidation.

ARTICLE XIII

AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

      SECTION 13.1     Amendments to be Adopted Solely by the General Partner.

      Each Partner agrees that the General Partner, without the approval of any Partner or Assignee, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

(b) admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

(c) a change that the General Partner determines to be necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of the Marshall Islands or to ensure that the Group Members will not be treated as associations taxable as corporations or otherwise taxed as entities for Marshall Islands income tax purposes;

(d) a change that the General Partner determines, (i) does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any Marshall Islands authority (including the Marshall Islands Act) or (B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are or will be listed, (iii) to be necessary or appropriate in connection with action taken by the General Partner pursuant to Section 5.10 or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

(e) a change in the fiscal year or taxable year of the Partnership and any other changes that the General Partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Partnership including, if the General Partner shall so determine, a change in the definition of “Quarter” and the dates on which distributions are to be made by the Partnership;

(f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(g) subject to the terms of Section 5.7, an amendment that the General Partner determines to be necessary or appropriate in connection with the authorization of issuance of any class or series of Partnership Securities pursuant to Section 5.6;

(h) any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

(i) an amendment that the General Partner determines to be necessary or appropriate to reflect and account for the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4; or

(j) any other amendments substantially similar to the foregoing.

      SECTION 13.2     Amendment Procedures.

      Except as provided in Sections 13.1 and 13.3, all amendments to this Agreement shall be made in accordance with the following requirements. Amendments to this Agreement may be proposed only by the General Partner; provided, however, that the General Partner shall have no duty or obligation to propose any amendment to this Agreement and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership, any Limited Partner or Assignee and, in declining to propose an amendment, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Marshall Islands Act or any other law, rule or regulation. A proposed amendment shall be effective upon its approval by the holders of a Unit Majority, unless a greater or different percentage is required under this Agreement or by the Marshall Islands Act. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any such proposed amendments.

      SECTION 13.3     Amendment Requirements.

      (a) Notwithstanding the provisions of Sections 13.1 and 13.2, no provision of this Agreement that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced.

      (b) Notwithstanding the provisions of Sections 13.1 and 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c), (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may be given or withheld at its option, (iii) change Section 12.1(a), or (iv) change the term of the Partnership or, except as set forth in Section 12.1(a), give any Person the right to dissolve the Partnership.

      (c) Without limitation of the General Partner’s authority to adopt amendments to this Agreement without the approval of any Partners or Assignees as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected.

      (d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1, no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable law.

      (e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of at least 90% of the Outstanding Units.

      SECTION 13.4     Special Meetings.

      All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability under the Marshall Islands Act or the law of any other state in which the Partnership is qualified to do business.

      SECTION 13.5     Notice of a Meeting.

      Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Units for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

      SECTION 13.6     Record Date.

      For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11 the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the General Partner to give such approvals.

      SECTION 13.7     Adjournment.

      When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

      SECTION 13.8     Waiver of Notice; Approval of Meeting; Approval of Minutes.

      The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy, and if, either before or after the meeting, Limited Partners representing such quorum who were present in person or by proxy and entitled to vote, sign a written waiver of notice or an approval of the holding of the meeting or an approval of the minutes thereof. All waivers and approvals shall be filed with the Partnership records or made a part of the minutes of the meeting. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

      SECTION 13.9     Quorum and Voting.

      The holders of a majority of the Outstanding Units of the class or classes for which a meeting has been called (including Outstanding Units deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage. At any meeting of the Limited Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Units that in the aggregate represent a majority of the Outstanding Units entitled to vote and be present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Units that in the aggregate represent at least such greater or different percentage shall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Units specified in this Agreement (including Outstanding Units deemed owned by the General Partner). In the absence of a quorum any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Units entitled to vote at such meeting (including Outstanding Units deemed owned by the General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.

      SECTION 13.10     Conduct of a Meeting.

      The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

      SECTION 13.11     Action Without a Meeting.

      If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding Units (including Units deemed owned by the General Partner) that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed, in which case the rule, regulation, guideline or requirement of such exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved in writing. The General Partner may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner.

If a ballot returned to the Partnership does not vote all of the Units held by the Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Units that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the General Partner, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are deposited with the Partnership and (c) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability, and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners.

      SECTION 13.12     Right to Vote and Related Matters.

      (a) Only those Record Holders of the Units on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of “Outstanding”) shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Units.

      (b) With respect to Units that are held for a Person’s account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Units are registered, such other Person shall, in exercising the voting rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

ARTICLE XIV

RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

      SECTION 14.1     Right to Acquire Limited Partner Interests.

      (a) Notwithstanding any other provision of this Agreement, if at any time the General Partner and its Affiliates hold more than 80% of the total Limited Partner Interests of any class then Outstanding, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable at its option, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 14.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 14.1(b) is mailed. As used in this Agreement, (i) “Current Market Price” as of any date of any class of Limited Partner Interests means the average of the daily Closing Prices (as hereinafter defined) per Limited Partner Interest of such class for the 20 consecutive Trading Days (as hereinafter defined) immediately prior to such date; (ii) “Closing Price” for any day means the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal National Securities Exchange (other than the Nasdaq Stock Market) on which such Limited Partner Interests are listed or, if such Limited Partner Interests of such class are not listed on any National Securities Exchange (other than the Nasdaq Stock Market), the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the Nasdaq Stock Market or such other system then in use, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined by the General Partner; and (iii) “Trading Day” means a day on which the principal National Securities Exchange on which such Limited Partner Interests of any class are listed is open for the transaction of business or, if Limited Partner Interests of a class are not listed on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

      (b) If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 14.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the “Notice of Election to Purchase”) and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and published in the Borough of Manhattan, New York. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 14.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 14.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Articles IV, V, VI, and XII) shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 14.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Articles IV, V, VI, and XII).

      (c) At any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this Section 14.1 may surrender his Certificate evidencing such Limited Partner Interest to the Transfer Agent in exchange for payment of the amount described in Section 14.1(a), therefor, without interest thereon.

ARTICLE XV

GENERAL PROVISIONS

      SECTION 15.1     Addresses and Notices.

      Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner or Assignee under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner or Assignee at the address described below. Any notice, payment or report to be given or made to a Partner or Assignee hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Securities at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Securities by reason of any assignment or otherwise. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 15.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing on the books and records of the Transfer Agent or the Partnership is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) if they are available for the Partner or Assignee at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners and Assignees. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner, Assignee or other Person if believed by it to be genuine.

      SECTION 15.2     Further Action.

      The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

      SECTION 15.3     Binding Effect.

      This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

      SECTION 15.4     Integration.

      This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

      SECTION 15.5     Creditors.

      None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

      SECTION 15.6     Waiver.

      No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

      SECTION 15.7     Counterparts.

      This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Unit, upon accepting the certificate evidencing such Unit or executing and delivering a Transfer Application as herein described, independently of the signature of any other party.

      SECTION 15.8     Applicable Law.

      This Agreement shall be construed in accordance with and governed by the laws of the Marshall Islands, without regard to the principles of conflicts of law.

      SECTION 15.9     Invalidity of Provisions.

      If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

      SECTION 15.10     Consent of Partners.

      Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

      [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK.]

      IN WITNESS WHEREOF, the parties hereto have executed this Agreement as a Deed as of the date first written above.

GENERAL PARTNER:

Teekay GP L.L.C.

By:

Name:

Title:

ORGANIZATIONAL LIMITED PARTNER:

Teekay Shipping Corporation

By:

Name:

Title:

LIMITED PARTNERS:

All Limited Partners now and hereafter admitted as Limited Partners of the Partnership, pursuant to powers of attorney now and hereafter executed in favor of, and granted and delivered to the General Partner.

Teekay GP L.L.C.

By:

Name:

Title:

EXHIBIT A

to the First Amended and Restated

Agreement of Limited Partnership of
Teekay LNG Partners L.P.
Certificate Evidencing Common Units
Representing Limited Partner Interests in
Teekay LNG Partners L.P.

No. __________________	__________________ Common Units

      In accordance with Section 4.1 of the First Amended and Restated Agreement of Limited Partnership of Teekay LNG Partners L.P., as amended, supplemented or restated from time to time (the “Partnership Agreement”), Teekay LNG Partners L.P., a Marshall Islands limited partnership (the “Partnership”), hereby certifies that ____________________________________ (the “Holder”) is the registered owner of Common Units representing limited partner interests in the Partnership (the “Common Units”) transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed and accompanied by a properly executed application for transfer of the Common Units represented by this Certificate. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at TK House, Bayside Executive Park, West Bay Street and Blake Road, P.O. Box AP 59213, Nassau, Commonwealth of the Bahamas. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.

      The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by and to have executed the Partnership Agreement, (ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (iii) granted the powers of attorney provided for in the Partnership Agreement and (iv) made the waivers and given the consents and approvals contained in the Partnership Agreement.

      This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar.

Dated:	Teekay LNG Partners L.P.

Countersigned and Registered by:	By: Teekay GP L.L.C., its General Partner

as Transfer Agent and Registrar	By: Name:
By: Authorized Signature	By: Secretary

[Reverse of Certificate]

ABBREVIATIONS

      The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM	—	as tenants in common	UNIF GIFT/TRANSFERS MIN ACT
TEN ENT	—	as tenants by the entireties		Custodian

			(Cust)		(Minor)
JT TEN	—	as joint tenants with right of survivorship and not as tenants in common	under Uniform Gifts/Transfers to CD Minors Act (State)

Additional abbreviations, though not in the above list, may also be used.

ASSIGNMENT OF COMMON UNITS

in
TEEKAY LNG PARTNERS L.P.

      FOR VALUE RECEIVED, ____________________________________ hereby assigns, conveys, sells and transfers unto

(Please print or typewrite name and address of Assignee)	(Please insert Social Security or other identifying number of Assignee)

____________ Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint _________________________ as its attorney-in-fact with full power of substitution to transfer the same on the books of Teekay LNG Partners L.P.

Date:	NOTE:	The signature to any endorsement hereon must correspond with the name as written upon the face of this Certificate in every particular, without alteration, enlargement or change.

THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17d-15		(Signature) (Signature)

      No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer and an Application for Transfer of Common Units has been executed by a transferee either (a) on the form set forth below or (b) on a separate application that the Partnership will furnish on request without charge. A transferor of the Common Units shall have no duty to the transferee with respect to execution of the transfer application in order for such transferee to obtain registration of the transfer of the Common Units.

APPLICATION FOR TRANSFER OF COMMON UNITS

      The undersigned (“Assignee”) hereby applies for transfer registration to the name of the Assignee of the Common Units evidenced hereby.

      The Assignee (a) requests admission as a Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the First Amended and Restated Agreement of Limited Partnership of Teekay LNG Partners L.P. (the “Partnership”), as amended, supplemented or restated to the date hereof (the “Partnership Agreement”), and from time to time (b) represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the General Partner of the Partnership and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Assignee’s attorney-in-fact to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Registration of the Partnership and any amendment thereto, necessary or appropriate for the Assignee’s admission as a Substituted Limited Partner and as a party to the Partnership Agreement, (d) gives the powers of attorney provided for in the Partnership Agreement, and (e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement.

Date:

Social Security or other identifying number	Signature of Assignee:

Purchase Price including commissions, if any	Name and Address of Assignee

Type of Entity (check one):

☐ Individual	☐ Partnership	☐ Corporation

☐ Trust	☐ Other (specify)

Nationality (for taxation purposes) (check one):

☐ U.S. Citizen, Resident or Domestic Entity

☐ Foreign Corporation	☐ Non-resident Alien

      If the U.S. Citizen, Resident or Domestic Entity box is checked, Certification B-1 must be completed.

      Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the “Code”), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interestholder’s interest in it, the undersigned hereby certifies as set forth in B-1 (or, if applicable, certifies the following on behalf of the interestholder).

      The interestholder understands that this certificate may be disclosed to the Internal Revenue Service by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

      Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of:

Name of Interestholder

Signature and Date

Title (if applicable)

     Note: If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the Assignee will hold the Common Units shall be made to the best of the Assignee’s knowledge.

APPENDIX B

APPLICATION FOR TRANSFER OF COMMON UNITS

      The undersigned (“Assignee”) hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby.

      The Assignee (a) requests admission as a Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the First Amended and Restated Agreement of Limited Partnership of Teekay LNG Partners L.P. (the “Partnership”), as amended, supplemented or restated to the date hereof (the “Partnership Agreement”), (b) represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the General Partner of the Partnership and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Assignee’s attorney-in-fact to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Assignee’s admission as a Substituted Limited Partner and as a party to the Partnership Agreement, (d) gives the powers of attorney provided for in the Partnership Agreement, and (e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement.

Date:

Social Security or other identifying number of Assignee	Signature of Assignee

Purchase Price including commissions, if any	Name and Address of Assignee

Type of Entity (check one):

☐ Individual	☐ Partnership	☐ Corporation

☐ Trust	☐ Other (specify)

Nationality (check one):

☐ U.S. citizen, Resident or Domestic Entity

☐ Foreign Corporation	☐ Non-resident Alien

      If the U.S. Citizen, Resident or Domestic Entity box is checked, the following certification must be completed.

      Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the “Code”), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interestholder’s interest in it, the undersigned hereby certifies the following (or, if applicable, certifies the following on behalf of the interestholder).

      Complete Either A or B:

A. Individual Interestholder

1. I am not a non-resident alien for purposes of U.S. income taxation.

B-1

2. My U.S. taxpayer identification number (Social Security Number) is .

3. My home address is .

B. Partnership, Corporation or Other Interestholder

1. is not a foreign corporation, foreign partnership, foreign trust (Name of Interestholder) or foreign estate (as those terms are defined in the Code and Treasury Regulations).

2. The interestholder’s U.S. employer identification number is .

3. The interestholder’s office address and place of incorporation (if applicable) is .

      The interestholder agrees to notify the Partnership within sixty (60) days of the date the interestholder becomes a foreign person.

      The interestholder understands that this certificate may be disclosed to the Internal Revenue Service by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

      Under penalties of perjury, I declare that I have examined this certification and, to the best of my knowledge and belief, it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of:

Name of Interestholder

Signature and Date

Title (if applicable)

     Note: If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the Assignee will hold the Common Units shall be made to the best of the Assignee’s knowledge.

B-2

APPENDIX C

GLOSSARY OF TERMS

Adjusted operating surplus:	For any period, operating surplus generated during that period is adjusted to:

(a) Decrease operating surplus by:

(1) any net increase in working capital borrowings with respect to that period; and

(2) any net reduction in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; and

(b) increase operating surplus by:

(1) any net decrease in working capital borrowings with respect to that period; and

(2) any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Adjusted operating surplus does not include that portion of operating surplus included in clauses (a)(1) and (a)(2) of the definition of operating surplus.

Available cash:	For any quarter ending prior to liquidation:

(a) the sum of:

(1) all cash and cash equivalents of Teekay LNG Partners and its subsidiaries on hand at the end of that quarter; and

(2) all additional cash and cash equivalents of Teekay LNG Partners and its subsidiaries on hand on the date of determination of available cash for that quarter resulting from working capital borrowings made after the end of that quarter;

(b) less the amount of cash reserves established by our general partner to:

(1) provide for the proper conduct of the business of Teekay LNG Partners and its subsidiaries (including reserves for future capital expenditures and for future credit needs of Teekay LNG Partners and its subsidiaries) after that quarter;

(2) comply with applicable law or any debt instrument or other agreement or obligation to which Teekay LNG Partners or any of its subsidiaries is a party or its assets are subject; and

(3) provide funds for minimum quarterly distributions and cumulative common unit arrearages for any one or more of the next four quarters;

provided, however, that the general partner may not establish cash reserves for distributions to the subordinated units unless our general partner has determined that the establishment of reserves will not prevent Teekay LNG Partners from distributing the minimum quarterly distribution on all common units and any cumulative common unit arrearages thereon for the next four quarters; and

provided, further, that disbursements made by Teekay LNG Partners or any of its subsidiaries or cash reserves established, increased or reduced after the end of that quarter but on or before the date of determination of available cash for that quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining available cash, within that quarter if our general partner so determines.

Bareboat charter:	A charter in which the customer (the charterer) pays a fixed daily rate for a fixed period of time for the full use of the vessel and becomes responsible for all crewing, management and navigation of the vessel and the expenses therefor.

Boil-off:	LNG that evaporates during its transport voyage and converts into natural gas, which is then used to assist in propelling the LNG carrier.

Bunkers:	Any hydrocarbon mineral oil used or intended to be used for the operation or propulsion of a ship.

Capital account:	The capital account maintained for a partner under the partnership agreement. The capital account in respect of a general partner interest, a common unit, a subordinated unit, an incentive distribution right or other partnership interest will be the amount which that capital account would be if that general partner interest, common unit, subordinated unit, incentive distribution right or other partnership interest were the only interest in Teekay LNG Partners held by a partner.

Capital surplus:	All available cash distributed by us from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the closing of the initial public offering equals the operating surplus as of the end of the quarter before that distribution. Any excess available cash will be deemed to be capital surplus.

Charter:	The hiring of a vessel, or use of its carrying capacity, for either (1) a specified period of time or (2) a specific voyage or set of voyages.

CLC:	International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended.

Closing price:	The last sale price on a day, regular way, or in case no sale takes place on that day, the average of the closing bid and asked prices on that day, regular way, as reported in the principal consolidated transaction reporting system for securities listed on the principal national securities exchange (other than the Nasdaq Stock Market) on which the units of that class are listed. If the units of that class are not listed on any national securities exchange (other than the Nasdaq Stock Market), the last quoted price on that day. If no quoted price exists, the average of the high bid and low asked prices on that day in the over-the-counter market, as reported by the Nasdaq Stock Market or any other system then in use. If on any day the units of that class are not quoted by any organization of that type, the average of the closing bid and asked prices on that day as furnished by a professional market maker making a market in the units of the class selected by our general partner. If on that day no market maker is making a market in the units of that class, the fair value of the units on that day as determined reasonably and in good faith by our general partner.

COFR:	Certificates of financial responsibility sufficient to meet potential liabilities under OPA 90 and CERCLA, which owners and operators of vessels, including LNG carriers, must establish and maintain with the United States Coast Guard.

Common unit arrearage:	The amount by which the minimum quarterly distribution for a quarter during the subordination period exceeds the distribution of available cash from operating surplus actually made for that quarter on a common unit, cumulative for that quarter and all prior quarters during the subordination period.

Current market price:	For any class of units listed on any national securities exchange as of any date, the average of the daily closing prices for the 20 consecutive trading days immediately prior to that date.

Double hull:	Hull construction technique by which a ship has an inner and outer hull, separated by void space, usually several feet in width.

Dwt:	Deadweight, a measure of oil tanker carrying capacity, usually in tons, based upon weight of cargo and other items necessary to submerge the vessel to its maximum permitted draft.

EBITDA:	Earnings before interest, taxes, depreciation and amortization.

Estimated maintenance capital expenditures:	An estimate made by the board of directors of our general partner, with the concurrence of the conflicts committee, of the average quarterly maintenance capital expenditures that Teekay LNG Partners will incur over the long-term. The estimate will be made annually and whenever an event occurs that is likely to result in a material adjustment to the amount of maintenance capital expenditures on a long-term basis.

Expansion capital expenditures:	Cash capital expenditures for acquisitions or capital improvements. Expansion capital expenditures include the cash cost of equity and debt capital during construction of a capital asset. Expansion capital expenditures do not include maintenance capital expenditures.

GAAP:	Accounting principles generally accepted in the United States.

General and administrative expenses:	General and administrative expenses consist of employment costs of shoreside staff and cost of facilities, as well as legal, audit and other administrative costs.

Hire Rate:	The agreed sum or rate to be paid by the charterer for the use of the vessel.

IGC Code:	International Code for Construction and Equipment of Ships Carrying Liquefied Gases in Bulk, which specifies certain requirements for LNG carriers, including regulations regarding carrier design and construction.

IMO:	International Maritime Organization, a United Nations agency that issues international trade standards for shipping.

Incentive distribution right:	A non-voting limited partner partnership interest issued to the general partner. The partnership interest will confer upon its holder only the rights and obligations specifically provided in the partnership agreement for incentive distribution rights.

Incentive distributions:	The distributions of available cash from operating surplus initially made to the general partner that are in excess of the general partner’s aggregate 2% general partner interest.

Interim capital transactions:	The following transactions if they occur prior to liquidation:

(a) Borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than for working capital borrowings and other than for items purchased on open account in the ordinary course of business) by Teekay LNG Partners or any of its subsidiaries;

(b) sales of equity interests by Teekay LNG Partners or any of its subsidiaries; or

(c) sales or other voluntary or involuntary dispositions of any assets of Teekay LNG Partners or any of its subsidiaries (other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and sales or other dispositions of assets as a part of normal retirements or replacements).

ISM Code:	International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, which, among other things, requires vessel owners to obtain a safety management certification for each vessel they manage.

ISPS:	International Security Code for Ports and Ships, which enacts measures to detect and prevent security threats to ships and ports.

Liquefaction:	The process of liquefying natural gas.

LNG:	Liquefied natural gas.

Long-term charter:	An LNG charter to an entity for a term greater than ten years or an oil tanker charter for a term greater than five years.

Maintenance capital expenditure:	Cash capital expenditures (including expenditures for the addition or improvement to our capital assets or for the acquisition of existing, or the construction of new, capital assets) if such expenditure is made to maintain over the long term the operating capacity of or the revenue generated by Teekay LNG Partners’ capital assets, as such assets existed at the time of such expenditure. Maintenance capital expenditures include the cash cost of equity and debt capital during construction of a capital asset. Maintenance capital expenditures do not include expansion capital expenditures.

Newbuilding:	A new vessel under construction.

Off-hire:	The time during which a vessel is not available for service.

OPA 90:	The United States Oil Pollution Act of 1990, as amended.

Operating expenditures:	All expenditures of Teekay LNG Partners and its subsidiaries, including, but not limited to, taxes, reimbursements of the general partner, repayment of working capital borrowings, debt service payments and capital expenditures, subject to the following:

(a) Payments (including prepayments) of principal of and premium on indebtedness, other than working capital borrowings will not constitute operating expenditures.

(b) Operating expenditures will not include expansion capital expenditures or actual maintenance capital expenditures but will include estimated maintenance capital expenditures.

(c) Operating expenditures will not include:

(1) Payment of transaction expenses relating to interim capital transactions; or

(2) Distributions to partners.

Where capital expenditures are made in part for acquisitions or for capital improvements and in part for other purposes, the general partner, with the approval of the conflicts committee, shall determine the allocation between the amounts paid for each and, with respect to the part of such capital expenditures made for other purposes, the period over which the capital expenditures made for other purposes will be deducted as an operating expenditure in calculating operating surplus.

Operating surplus:	For any period prior to liquidation, on a cumulative basis and without duplication:

(a) the sum of

(1) $10 million;

(2) all the cash of Teekay LNG Partners and its subsidiaries on hand as of the closing date of its initial public offering;

(3) all cash receipts of Teekay LNG Partners and its subsidiaries for the period beginning on the closing date of the initial public offering and ending with the last day of that period, but excluding (x) cash from borrowers that are not working capital borrowers, (y) sales of equity and debt securities and (z) sales or other dispositions of assets outside the ordinary course of business, other than cash receipts from interim capital transactions;

(4) all cash receipts of Teekay LNG Partners and its subsidiaries after the end of that period but on or before the date of determination of operating surplus for the period resulting from working capital borrowings;

(5) interest paid on debt incurred and cash distributions paid on equity securities issued, in each case, to finance all or any portion of the construction of a capital improvement or replacement asset and paid during the period prior to the earlier of the completion of construction or being abandoned or disposed of; and

(6) interest paid on debt incurred and cash distributions on equity securities issued, in each case, to pay the construction period interest, or to pay construction period distributions or equity issued to finance all or any portion of the construction of a capital improvement or replacement asset as described in (5) above, less

(b) the sum of:

(1) operating expenditures for the period beginning on the closing date of the initial public offering and ending with the last day of that period, including estimated maintenance capital expenditures and the repayment of working capital borrowers, but not (x) the repayment of other borrowings or (y) expenditures incurred in connection with the expansion or increase in the transportation capacity of our fleet; and

(2) the amount of cash reserves established by our general partner to provide funds for future operating expenditures; provided however, that disbursements made (including contributions to a member of Teekay LNG Partners and its subsidiaries or disbursements on behalf of a member of Teekay LNG Partners and its subsidiaries) or cash reserves established, increased or reduced after the end of that period but on or before the date of determination of available cash for that period shall be deemed to have been made, established, increased or reduced for purposes of determining operating surplus, within that period if the general partner so determines.

RasGas II:	Ras Laffan Liquefied Natural Gas Co. Limited (II), a joint venture between Qatar Petroleum (formerly Qatar General Petroleum Corporation) and Exxon Mobil RasGas Inc. (formerly Mobil QM Gas Inc.), an indirect wholly-owned subsidiary of ExxonMobil Corporation, established for the purpose of expanding LNG production in Qatar.

Regasification:	The process of returning LNG to its gaseous state.

Short-term charter:	An LNG charter for a term less than ten years or an oil tanker charter for a term less than five years.

SOLAS:	International Convention for Safety of Life at Sea, which provides, among other things, rules for the construction and equipment of commercial vessels.

Spot market:	The market for chartering a vessel for single voyages.

Subordination period:	The subordination period will generally extend from the closing of the initial public offering until the first to occur of:

(a) the first day of any quarter beginning after March 31, 2010, for which:

(1) distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units for each of the three consecutive, non- overlapping four-quarter periods immediately preceding that date;

(2) the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the common units and subordinated units that were outstanding during those periods on a fully diluted basis, and the related distribution on the general partner interest in Teekay LNG Partners; and

(3) there are no outstanding cumulative common units arrearages.

(b) the date on which the general partner is removed as general partner of Teekay LNG Partners upon the requisite vote by the limited partners under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of the removal;

provided, however, that subordinated units may convert into common units as described in “Cash Distribution Policy — Subordination Period.”

Suezmax tanker:	An oil tanker of a size and capacity that make it capable of transiting the Suez Canal when fully loaded, and usually filling within a range of 120,000 to 200,000 dwt.

Tapias:	Naviera F. Tapias S.A., which Teekay Shipping Corporation renamed as Teekay Shipping Spain S.L. following its acquisition of Tapias on April 30, 2004, and which Teekay Shipping Corporation will contribute to Teekay LNG Partners L.P. on the closing of this offering.

Tcf:	Trillion cubic feet, a measure of natural gas volume.

Teekay Spain:	Teekay Shipping Spain S.L., formerly Naviera F. Tapias S.A. prior to its acquisition by Teekay Shipping Corporation on April 30, 2004, and which Teekay Shipping Corporation will contribute to Teekay LNG Partners L.P. on the closing of this offering.

Time charter:	A charter in which the charterer pays for the use of a ship’s cargo capacity for a specified period of time. The owner provides the ship with crew, stores and provisions, ready in all aspects to load cargo and proceed on a voyage as directed by the charterer. The charterer usually pays for bunkering and all voyage-related expenses, including canal tolls and port charges.

Voyage charter:	A charter in which the charterer pays for the use of a ship’s cargo capacity for one, or sometimes more than one, voyage between specified ports. Under this type of charter, the ship owner pays all the operating costs of the ship (including bunkers, canal and port charges, pilotage, towage and ship’s agency) while payment for cargo handling charges are subject of agreement between the parties. Freight is generally paid per unit of cargo, such as a ton, based on an agreed quantity, or as a lump sum irrespective of the quantity loaded.

Working capital borrowings:	Borrowings used exclusively for working capital purposes or to pay distributions to partners made pursuant to a credit agreement or other arrangement to the extent such borrowings are required to be reduced to a relatively small amount each year for an economically meaningful period of time.

APPENDIX D

PRO FORMA, AS ADJUSTED AVAILABLE CASH FROM OPERATING SURPLUS

      The following table shows the calculation of pro forma, as adjusted available cash from operating surplus and should be read in conjunction with “Cash Available for Distribution”, the Predecessor Historical Combined Financial Statements, and the Teekay LNG Partners L.P. Unaudited Pro Forma Financial Statements.

		Six Months
	Year Ended	Ended
	December 31,	June 30,
	2003	2004

	(in thousands)
Pro forma net income (loss)	$(54,237)	$13,136
Add:
Pro forma depreciation and amortization	29,920	17,437
Pro forma interest expense	12,032	19,099
Pro forma interest income	(8,431)	(12,183)
Pro forma provision for income taxes	3,458	(999)

Pro forma EBITDA(a)	(17,258)	36,490
Add:
Pro forma foreign currency loss (gain)	71,502	(11,821)
Pro forma interest rate swap loss (gain)	(12,818)	308
Pro forma loss on sale of other assets	—	11,922
Pro forma write-down of capitalized loan costs	7,783	—
Pro forma unrestricted interest received(b)	3,946	1,924
Less:
Pro forma gain on sale of marketable securities	1,576	85
Pro forma maintenance capital expenditures	4,711	—
Pro forma unrestricted cash interest paid(b)	5,642	5,883
Pro forma realized foreign currency loss	2,605	(1,317)
Pro forma income taxes paid	1,801	1,115

Pro forma available cash from operating surplus	36,820	33,057
Less:
Estimated additional maintenance capital expenditures(c)	11,431	8,071

Pro forma, as adjusted available cash from operating surplus(d)(e)	$25,389	$24,986

(a)	EBITDA is defined as earnings before interest, taxes, depreciation and amortization.

(b)	Under certain capital lease arrangements, we maintain restricted cash deposits equal to the present value of the remaining amounts we owe under the capital leases. The interest we receive from those deposits is used solely to pay interest associated with the capital leases, and the amount of interest we receive equals the amount of interest we pay on the capital leases. Since these amounts offset each other but may be paid in different periods within a fiscal year, we exclude both the restricted interest received and the related restricted interest paid from our calculation of pro forma as adjusted available cash for operating surplus.

(c)	Our partnership agreement requires our general partner to deduct from operating surplus each quarter estimated maintenance capital expenditures as opposed to actual maintenance capital expenditures in order to reduce disparities in operating surplus caused by fluctuating maintenance capital expenditures,

D-1

such as drydocking and vessel replacement. Because of the substantial capital expenditures we are required to make to maintain our fleet, our initial annual estimated maintenance capital expenditures for purposes of calculating operating surplus will be $16.1 million per year, which is comprised of $4.1 million for drydocking costs for all of our vessels and $12.0 million, including financing costs, for replacing the vessels in our fleet at the end of their useful lives. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, charter rates and the availability and cost of financing at the time of replacement. The board of directors of our general partner with the approval of its conflicts committee may determine to increase the annual amount of our estimated maintenance capital expenditures. In years when estimated maintenance capital expenditures are higher than actual maintenance capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance capital expenditures were deducted from operating surplus.

(d)	The pro forma adjustments in the pro forma financial statements are based upon currently available information and certain estimates and assumptions. The pro forma financial statements do not purport to present the financial position or results of operations of Teekay LNG Partners L.P. had the transactions to be effected at the closing of this offering actually been completed as of the date indicated. Furthermore, the pro forma financial statements are based on accrual accounting concepts whereas available cash from operating surplus is defined in the partnership agreement primarily on a cash accounting basis. As a consequence, the amount of pro forma, as adjusted available cash from operating surplus shown above should be viewed as a general indication of the amounts of available cash from operating surplus that may in fact have been generated by Teekay LNG Partners had it been formed in earlier periods.

(e)	The amounts of available cash from operating surplus needed to pay the minimum quarterly distribution for one quarter and for four quarters on the common units, subordinated units, and the 2% general partner interest to be outstanding immediately after this offering are approximately:

	One Quarter	Four Quarters

	(in thousands)
Common units	$5,035	$20,138
Subordinated units	5,035	20,138
General partner	205	822

Total	$10,275	$41,098

      The amount of pro forma, as adjusted available cash from operating surplus generated during the year ended December 31, 2003 would not have been sufficient to allow us to pay the full minimum quarterly distribution on all the common units and subordinated units.

D-2

Teekay LNG Partners L.P.

5,500,000 Common Units

Representing Limited Partner Interests

PROSPECTUS
                    , 2005

Book-Running Manager

Citigroup

Co-Lead Manager

UBS Investment Bank

A.G. Edwards

Wachovia Securities
Raymond James
Jefferies & Company, Inc.
Deutsche Bank Securities

         Until                     , 2005 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers

      The section of the prospectus entitled “The Partnership Agreement — Indemnification” discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Reference is made to the Underwriting Agreement to be filed as Exhibit 1.1 to this registration statement in which Teekay LNG Partners L.P. and its affiliates will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that may be required to be made in respect of these liabilities.

Item 7.	Recent Sales of Unregistered Securities

      On November 3, 2004, in connection with the formation of the partnership, Teekay LNG Partners L.P. issued to (a) Teekay GP L.L.C. the 2% general partner interest in the partnership for $20 and (b) Teekay Shipping Corporation the 98% limited partner interest in the partnership for $980 in an offering exempt from registration under Section 4(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.

Item 8.	Exhibits and Financial Statement Schedules

      (a) Exhibits

Exhibit
Number		Description

1.1	—	Form of Underwriting Agreement*
3.1	—	Certificate of Limited Partnership of Teekay LNG Partners L.P.**
3.2	—	Form of First Amended and Restated Agreement of Limited Partnership of Teekay LNG Partners L.P. (included as Appendix A to the Prospectus)
3.3	—	Certificate of Formation of Teekay GP L.L.C.**
3.4	—	Amended and Restated Limited Liability Company Agreement of Teekay GP L.L.C.*
5.1	—	Opinion of Watson, Farley & Williams, as to the legality of the securities being registered*
8.1	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters*
8.2	—	Opinion of Watson, Farley & Williams relating to tax matters*
10.1	—	Form of Credit Facility*
10.2	—	Form of Contribution, Conveyance and Assumption Agreement*
10.3	—	Form of Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan*
10.4	—	Form of Omnibus Agreement*
10.5	—	Form of Administrative Services Agreement with Teekay Shipping Limited*
10.6	—	Form of Advisory, Technical and Administrative Services Agreement*
10.7	—	Form of LNG Strategic Consulting and Advisory Services Agreement*
10.8	—	Form of Joint Venture Agreement with Nefelina S.L.*
10.9	—	Form of Granada Spirit Charter and Purchase Agreement*
10.10	—	Form of Agreement to Purchase RasGas II Interest*
10.11	—	Syndicated Loan Agreement between Naviera Teekay Gas III, S.L. (formerly Naviera F. Tapias Gas III, S.A.) and Caixa de Aforros de Vigo Ourense e Pontevedra, as Agent, dated as of October 2, 2000*
10.12	—	Bareboat Charter Agreement between Naviera Teekay Gas III, S.L. (formerly Naviera F. Tapias Gas III, S.A.) and Poseidon Gas AIE dated as of October 2, 2000*

Exhibit
Number		Description

10.13	—	Credit Facility Agreement between Naviera Teekay Gas IV, S.L. (formerly Naviera F. Tapias Gas IV, S.A.) and Chase Manhattan International Limited, as Agent, dated as of December 21, 2001*
10.14	—	Bareboat Charter Agreement between Naviera Teekay Gas IV, S.L. (formerly Naviera F. Tapias Gas IV, S.A.) and Pagumar AIE dated as of December 30, 2003*
21.1	—	List of Subsidiaries of Teekay LNG Partners L.P.
23.1	—	Consent of Ernst & Young LLP
23.2	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)*
23.3	—	Consent of Watson, Farley & Williams (contained in Exhibit 5.1)*
23.4	—	Consent of Clarkson Research Studies
24.1	—	Powers of Attorney (contained on page II-3)
99.1	—	Waiver of Item 8.A.4 of Form 20-F

*	To be filed by amendment.

**	Previously filed.

      (b) Financial Statement Schedules

      All supplemental schedules are omitted because of the absence of conditions under which they are required or because the information is shown in the financial statements or notes thereto.

Item 9.	Undertakings

      The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Nassau, Commonwealth of The Bahamas, on January 27, 2005.

TEEKAY LNG PARTNERS L.P.

By:	Teekay GP L.L.C., its General Partner

By:	/s/ BRUCE C. BELL

Name: Bruce C. Bell
Title: Secretary

POWER OF ATTORNEY

      Each person whose signature appears below appoints Bjorn Moller, Peter Evensen and Bruce C. Bell, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his or her substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and the dates indicated.

Signature	Title	Date

/s/ PETER EVENSEN Peter Evensen	Chief Executive Officer and Chief Financial Officer (Principal Executive, Financial and Accounting Officer), Director and Authorized Representative in the United States	January 27, 2005

/s/ C. SEAN DAY C. Sean Day	Director	January 27, 2005

Signature	Title	Date

/s/ BJORN MOLLER Bjorn Moller	Director	January 27, 2005

/s/ ROBERT E. BOYD Robert E. Boyd	Director	January 27, 2005

/s/ IDA JANE HINKLEY Ida Jane Hinkley	Director	January 26, 2005

/s/ IHAB J.M. MASSOUD Ihab J.M. Massoud	Director	January 27, 2005

/s/ GEORGE WATSON George Watson	Director	January 26, 2005

II-4